3/23

05006775

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolters Kluwer

*CURRENT ADDRESS

PROCESSED

MAR 25 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2683 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/24/05

Annual Report 2004

ARIS
12-31-04

Wolters Kluwer



content *in* context

Forward-Looking Statements This Annual Report contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Annual Report 2004

At Wolters Kluwer, we excel at creating high quality content for use in a professional context in the fields of health, corporate services, finance, tax, accounting, law, regulation, and education.

Wolters Kluwer



The Professional's First Choice

Wolters Kluwer aspires to be the Professional's First Choice to provide the information, tools and solutions to help them make their most critical decisions effectively and improve their productivity. Because we are innovative and forward looking, we use the latest technologies to customize the products and services we provide our customers, ensuring that we can deliver the solutions they need, when and how they need them.

Table of Contents

content *in* context

At Wolters Kluwer, we excel at creating content solutions for use in a professional context in the fields of health, corporate services, finance, tax, accounting, law, regulation, and education.

We are professionals serving professionals and are committed to delivering essential content, software, and services to help our customers make their most critical business decisions. Utilizing the latest in information technology, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements. When we achieve this, we deliver on our goal of being the market leader in *content in context*.

Partners in Innovation

Wolters Kluwer professionals are continuously engaged in an ongoing exchange of expertise and ideas with our customers about their work. This partnership in innovation is at the heart of meeting our commitment to the lawyers, doctors, nurses, tax advisors, teachers, and business executives we serve. Knowledge of their professional workflows and the ability to apply emerging technologies to make them more efficient and productive are at the heart of this partnership.

Leading Positions and Brands

Strong market positions are very important to our business strategies at Wolters Kluwer, and we value the leading positions we hold in most of our markets. Across all of our markets, we own strong, enduring brands such as Adis, Bankers Systems, Bildungsverlag EINS, CCH, Croner, CT Corporation, Ipsoa, Kluwer, Lamy, La Ley, Liber, Lippincott Williams & Wilkins, Luchterhand, Ovid, Teleroute, and Wolters-Noordhoff. These brands have promised and delivered high quality information for decades, and we are committed to continuing to do everything necessary to earn, retain, and expand leadership positions in our selected markets.

Strategy for Growth

The year just ended saw successful completion of the first full year of Wolters Kluwer's new three-year strategy, announced in October of 2003. By reorganizing Wolters Kluwer for growth, reducing costs through lasting structural improvements, and investing in growth around our leading market positions, top-line growth was restored, and Wolters Kluwer laid the foundation for delivering sustainable growth and profitability going forward.

Corporate Profile

The Professional's First Choice

Being partners in innovation with our professional customers is deeply important to Wolters Kluwer and at the heart of our competitive advantage. We lead in our markets because we are continuously striving to be the business partner who best understands our professional customers and their work. When we succeed at this, we are *The Professional's First Choice*, and this is our ultimate commitment to the professionals we serve.

Facts

Revenues:	€3.3 billion
Employees:	18,400
Markets:	Health, Corporate Services, Finance, Tax, Accounting, Law, Regulation, and Education
Operations:	Europe, North America, and Asia Pacific
Headquarters:	Amsterdam, the Netherlands
Stock listing:	Euronext Amsterdam: WLSNC.AS, stock code 39588, ISIN code NL0000395887; included in the AEX and Euronext 100 indices.



Message from the Chairman



Nancy McKinstry
CEO and Chairman of the Executive Board

DELIVERING ON OUR PROMISE

I am delighted to report that top-line growth was restored to Wolters Kluwer in 2004, marking a significant reversal compared to the previous year. The first year under our three-year plan has laid the groundwork to ensure that this early success is sustainable. Operationally and financially we are a stronger, more vital company than we were a year ago.

PERFORMING WELL AGAINST KEY OPERATIONAL INDICATORS

We achieved organic growth of 1%, compared to a decline of 2% in the previous year, despite restructuring and difficult market circumstances in Europe. In 2004, Wolters Kluwer generated total revenues of €3.3 billion. The weakening of the U.S. dollar against the euro affected Wolters Kluwer's revenues, resulting in a decline of 1% compared with 2003. Net income improved significantly to €135 million in 2004, compared to minus €69 million in 2003. Funds to invest in future growth are supported by a strong free cash flow, which increased by 16% to €456 million in 2004. Earnings per share improved from minus €0.24 in 2003 to €0.46. For the year, Wolters Kluwer performed in line with or above all six key performance indicators announced in 2003, as part of the three-year strategy.

REORGANIZING

On January 1, 2004, Wolters Kluwer reorganized its businesses for growth into five customer-facing divisions. Our new structure enables us to strengthen our relationships with customers and more quickly develop leading edge products which combine critical information with forward-looking technology. The new structure also allows greater integration of our businesses, resulting in substantial cost reductions from leveraging common facilities, capabilities and services. In addition, we have strengthened our management teams, particularly in sales and marketing, business development, and technology.

REDUCING COSTS

The beginning of the year also saw an acceleration of the structural cost savings programs put in place late in 2003. Restructuring and organizational improvements have lead to a reduction of 1,245 FTEs in total, against our three year target of 1,600. Implementation of other significant cost reduction programs - primarily associated with shared services for accounting, technology, human resources and administrative functions, as well as leveraging our size to achieve more cost effective purchasing - is enabling us to achieve results ahead of schedule and in excess of our savings expectations. By year end, our cost base was improved by €70 million, our businesses were more tightly integrated, and our management processes simplified.

INVESTING FOR GROWTH

We have emphasized to every Wolters Kluwer employee that top-line growth is the key to our long-term success.

We have leading market positions from which to grow and our commitment to partner with our customers and invest strategically is providing significant opportunities. The growth process has begun and we have focused our investments in those key markets where excellent returns are most likely to be achieved. I am confident in the investments we have made in the Company this year, and I am encouraged to see early progress in driving the top-line growth. In 2004, strong growth was delivered in several businesses, most notably Tax and Accounting, Corporate Legal Services, Italy, Central Europe, France, and in Health's Pharma Solutions and Professional & Education units. Importantly, growth of electronic products was strong, supported by truly innovative online products such as Lamyline Reflex in France, and CCH@Hand, in the U.S. Tax and Accounting unit. These investments support Wolters Kluwer's strategy to provide integrated solutions to its customers. We will build on this momentum to achieve the long-term growth objectives set out in our three-year plan.

CONNECTING WITH OUR CUSTOMERS

Wolters Kluwer is in the business of providing content *in* context. This means we understand the nature of all our customers' work and deliver products and services to make that work more productive and effective. Accomplishing this requires that we become partners in innovation with our customers and that we understand the details of their workflows. Only then can we produce products and services that are precisely aligned with their evolving work processes. This focus is consistent with our vision to always be *The Professional's First Choice* in each of our markets and market segments.

CREATING A WINNING CULTURE

A personal highlight for me this past year was the way Wolters Kluwer employees worldwide have rallied around our new strategy. Everything we have accomplished during the year has been made possible by the dedication and hard work of our employees. I've been encouraged by the positive attitude that people have had towards the challenging steps taken to restructure and improve our business. With much of the difficult restructuring behind us, management and employees are now focused on building a workplace that fosters and rewards entrepreneurship, flawless execution, and a culture of winning. Our company values - customer focus, innovation, accountability, integrity, and value creation - are increasingly seen in action among Wolters Kluwer employees every day. They guide our actions and define who we are - for our customers, our shareholders, and each other.

DEMONSTRATING OUR COMMITMENT TO SUSTAINABILITY

While discussing values, it is important to note that Wolters Kluwer is publishing a Sustainable Entrepreneurship Report. This report discusses our commitment to living our values and meeting our corporate responsibilities. In the past, our approach to these matters was local. However, with our new operating company model comes an increased responsibility to report in a transparent and comprehensive way on the actions we take worldwide to be good corporate citizens.

GENERATING SHAREHOLDER VALUE

On many occasions throughout the past year, I have said that the purpose of our new strategy is to increase value to our shareholders by delivering sustained, profitable growth. I look forward to the opportunity to continue repeating this important objective at every opportunity - internally and externally. We have just completed a year in which Wolters Kluwer improved top-line growth, reduced costs, increased cash flow, and began many initiatives to create a stronger, more vital and productive management and employee team. And, we have had a year in which the market has started to reward these efforts. We are committed to continuing this trend. Our financial targets are clear, transparent, and directly linked to value creation. We know what we have to do, and we are focused on doing it.

LOOKING FORWARD

I believe all Wolters Kluwer stakeholders should look forward to the future with optimism. Management and employees intend to take full advantage of the momentum created in 2004. We know that our efforts to produce sustainable, profitable growth are being built on a strong foundation and that we look forward to continuing to deliver against our promises in the year to come.

At the end of 2004, Hugh Yarrington retired from the Executive Board but will remain active in an advisory capacity. I would like to sincerely thank Hugh for his years of dedicated service to Wolters Kluwer.

On behalf of Wolters Kluwer management and employees worldwide, I would like to thank our customers for making us the Professional's First Choice and our shareholders for their confidence in our long-term strategy.

Nancy McKinstry

Executive Board

Nancy McKinstry *CEO and Chairman*
Boudewijn Beerkens
Jean-Marc Detailleur
Hugh Yarrington



Nancy McKinstry

- The United States, 1959
- Chief Executive Officer and Chairman of the Executive Board since September 1, 2003
- Member of the Executive Board since 2001



Boudewijn Beerkens

- The Netherlands, 1963
- Chief Financial Officer since November 1, 2002
- Member of the Executive Board since May 1, 2003



Jean-Marc Detailleur

- France, 1947
- Member of the Executive Board since January 1, 1999



Hugh Yarrington

- The United States, 1942
- Member of the Executive Board from January 1, 1999 until December 31, 2004



Nancy McKinstry has more than a decade of experience at Wolters Kluwer. Prior to becoming an Executive Board Member in 2001, she was CEO of Wolters Kluwer's operations in North America. She also served as President and CEO of CCH Legal Information Services, now a part of the Wolters Kluwer Corporate & Financial Services division. Earlier, Ms. McKinstry held executive positions in product management with CCH INCORPORATED, now part of the Wolters Kluwer Tax, Accounting & Legal division. During her tenure at CCH, the company emerged as a leading provider of electronic publishing products. Additionally, she was CEO of SCP Communications, a medical information company, and a Prinicipal with Booz Allen Hamilton, an international management-consulting firm, where she focused on the media and publishing industries.

Nancy McKinstry holds an MBA in Finance and Marketing from Columbia University, New York, and a bachelor's degree in Economics from the University of Rhode Island, Kingston, where she graduated Phi Beta Kappa.

Ms. McKinstry is a member of the Boards of Directors of Ericsson, the American Chamber of Commerce in the Netherlands, and Tias Business School; and a member of the Board of Mortgage IT.

Boudewijn Beerkens became Wolters Kluwer's CFO in November 2002. Before this, he worked at PricewaterhouseCoopers since 1991. His most recent position there was Managing Partner, responsible for the Corporate Finance and Recovery team. Before this tenure, he worked at Vendex do Brasil for several years in Brazil, where he was responsible for strategic development of the Food division.

Mr. Beerkens holds an MBA from the Rotterdam School of Management (RSM) of the Erasmus Universiteit, Rotterdam, and a master's degree in both Dutch Civil Law and Notarial Law from the Vrije Universiteit, Amsterdam.

Boudewijn Beerkens is a member of the Supervisory Boards of Goedland nv, and Versatel Telecom International nv; a member of the Executive Committee of Amsterdam Partners; a member of the Advisory Committee of Bencis Capital Partners; and a member of the Council of Trustees of the Roomsch Catholijk Oude Armen Kantoor (not for profit).

Prior to becoming an Executive Board Member, Jean-Marc Detailleur was President Director of Wolters Kluwer France. During his tenure in France, Wolters Kluwer grew to become a leading print and online publisher in the French legal, HR and transport markets. Before joining Wolters Kluwer in 1989, he was managing director of Lamy. Prior to this, he held several HR and operational positions with Groupe D.M.C., Hachette, and Pechiney.

Mr. Detailleur also was Chairman of the FNPS (Federation Nationale Presse d'Information Specialisée) from 1995 to 1999, and Chairman of ECHR (European Club of Human Resources) in Brussels from 2002 to 2004.

Jean-Marc Detailleur holds post-graduate degrees in French Public Law and Political Science at Paris University and a "Diplome de l'Institut d'Etudes Politiques de Paris".

Before becoming an Executive Board Member, Hugh Yarrington was President and CEO of CCH INCORPORATED, and a member of the Wolters Kluwer U.S. Board of Directors. Prior to joining CCH in 1994, he spent 21 years with The Bureau of National Affairs Inc., where he was elected to the Board of Directors in 1980 and to the Executive Committee in 1981. He also was a member of the Board of Directors of the Information Industry Association from 1988 to 1998. At the end of 2004, Mr. Yarrington retired from the Executive Board of Wolters Kluwer but will remain active in an advisory capacity.

Hugh Yarrington earned his Juris Doctor degree from George Washington University Law Center and holds a Bachelor of Arts degree from Randolph-Macon College.

Supervisory Board

Henny de Ruiter
Harry Pennings
Adri Baan
Jane Frost
Karel Van Miert
Henk Scheffers
Klaas Westdijk



Henny de Ruiter
- The Netherlands, 1934
- Chairman
- Appointed in 1994, current term until 2006



Member of the Selection and Remuneration Committee, and member of the Audit Committee

Harry Pennings
- The Netherlands, 1934
- Deputy Chairman
- Appointed in 1995, current term until 2007



Chairman of the Selection and Remuneration Committee

Adri Baan
- The Netherlands, 1942
- Appointed in 2002, current term until 2006



Member of the Selection and Remuneration Committee, and member of the Audit Committee

Jane Frost
- The United Kingdom, 1957
- Appointed in 2001, current term until 2005[1]



Karel Van Miert
- Belgium, 1942
- Appointed in 2000, current term until 2008[2]



Henk Scheffers
- The Netherlands, 1948
- Appointed in 2004, current term until 2008



Member of the Audit Committee

Klaas Westdijk
- The Netherlands, 1941
- Appointed in 1993, current term until 2005[3]



Chairman of the Audit Committee

[1] Ms. Frost will be nominated for reappointment at the 2005 Annual General Meeting of Shareholders.
[2] Mr. Van Miert will resign due to the increasing workload relating to his other activities.
[3] In accordance with the Supervisory Board's bylaws and rotation plan, Mr. Westdijk will resign in 2005 after serving three four-year periods.

Position:
Former Executive Board Member of Royal Nederlandsche Petroleum Maatschappij nv, and former member of the Group Executive Board of the Royal Dutch Shell Group

---

Position:
Former Chairman of the Executive Board of Océ nv

Supervisory Directorships:
Chairman of the Supervisory Boards of Essent nv, nv Industriebank LIOF, and AZL nv;
member of the Supervisory Boards of Océ nv, and Berenschot Holding bv

---

Position:
Former Executive Board Member of Royal Philips Electronics nv

Supervisory Directorships:
Member of the Supervisory Boards of ASM International nv, ICI Ltd (United Kingdom), Port of Singapore Authority Europe Ltd., International Power plc (United Kingdom), Océ nv, Koninklijke Volker Wessels Stevin nv, and Authority for the Financial Markets

---

Position:
Director of Consumer Strategy, Department of Constitutional Affairs (U.K. Government)

Supervisory Directorships:
Non-Executive Director and Trustee of Lowry Arts Centre (United Kingdom), and BBC Children in Need (United Kingdom)

Additional Positions:
Supervisory Council Member and Chair of HTI Education Trust (Warwick University); Fellow Chartered Institute of Marketing; and Fellow Royal Society of Arts (United Kingdom)

Position:
Former Vice Chairman of the European Commission, and former Chairman of the Executive Board of Nyenrode Business University

Supervisory Directorships:
Member of the Supervisory Boards of Royal Philips Electronics nv, RWE AG (Germany), and Munich Re (Germany); member of the Boards of De Persgroep nv (Belgium), Agfa-Gevaert nv (Belgium), Solvay SA (Belgium), and Anglo American plc (United Kingdom), member of the Advisory Councils of Guidant Europe nv (Belgium), Eli Lilly Holdings Ltd. (United States), and Goldman Sachs Europe Limited (United Kingdom)

Position:
Member of the Executive Board of Directors of SHV Holdings nv

Supervisory Directorships:
Member of the Supervisory Boards of NPM Capital nv, and the David J. Joseph Company

---

Position:
Former Chairman of the Executive Boards of Royal Pakhoed, and Connexxion Holding nv

Supervisory Directorships:
Chairman of the Supervisory Boards of ENECO Energie nv, and Connexxion Holding nv;
Vice Chairman of the Supervisory Board of VastNed Group; and Non-Executive member of the Board of Directors of Fortis nv

Corporate Structure

FTEs: 18.270 (average)

Revenues 2004:

EUR 3,261 million

USD 4,055 million

Corporate Management

Accounting & Control	- Matthijs Lusse
Business Development	- Dave Lampert
Human Resources	- Kathy Baker
Operational Audit	- Paul Kooijmans
Strategy	- Andres Sadler

Health

CEO Jeffery McCaulley

FTEs 2,164 (average)

Revenues 2004:

EUR 623 million

USD 775 million

Brands

- *Adis*
- *Facts & Comparisons*
- *Lippincott Williams & Wilkins*
- *Medi-Span*
- *Ovid*

Corporate & Financial Services

CEO Christopher Cartwright

FTEs 2,789 (average)

Revenues 2004:

EUR 437 million

USD 544 million

Brands

- *Bankers Systems*
- *CCH CORSEARCH*
- *CCH Insurance Services*
- *CCH Wall Street*
- *CT Corporation*
- *GainsKeeper*
- *Summation Technologies*
- *TyMetrix*
- *UCC Direct Services*
- *VMP Mortgage Solutions*

Tax, Accounting & Legal

CEO Kevin Robert *(Tax and Accounting)*

CEO Robert Becker *(Legal)*

FTEs 4,115 (average)

Revenues 2004:

EUR 596 million

USD 741 million

Brands

- *Aspen*
- *CCH INCORPORATED*
- *CCH Asia Pacific**
- *Kluwer Law International*
- *ProSystem fx*

Legal, Tax & Regulatory Europe

CEO Rolv Eide

FTEs 7,731 (average)

Revenues 2004:

EUR 1,296 million

USD 1,611 million

Brands

- *Croner.CCH*
- *Ipsoa*
- *Kluwer*
- *La Ley*
- *Lamy*
- *Luchterhand*
- *Norstedts Juridik*
- *Teleroute***

Education

CEO Harry Sterk

FTEs 1,378 (average)

Revenues 2004:

EUR 309 million

USD 384 million

Brands

- *Bildungsverlag EINS*
- *digital spirit*
- *Jugend & Volk*
- *Liber*
- *Müszaki*
- *Nelson Thornes*
- *Wolters-Noordhoff*
- *Wolters Plantyn*

* CCH Asia Pacific reports to Jean-Marc Detailleur, member of the Executive Board

** Teleroute reports to Jean-Marc Detailleur, member of the Executive Board

Graphs

BREAKDOWN OF 2004 REVENUES BY DIVISION (%)

Health	19
Corporate & Financial Services	13
Tax, Accounting & Legal	18
Legal, Tax & Regulatory Europe	40
Education	10


10
19
13
40
18

BREAKDOWN OF 2004 ORDINARY EBITA[4] BY DIVISION (%)

Health	18
Corporate & Financial Services	15
Tax, Accounting & Legal	25
Legal, Tax & Regulatory Europe	33
Education	9


9
18
33
15
25

BREAKDOWN OF 2004 REVENUES BY MEDIA (%)

Electronic:		35
- Internet/Online	18	
- CD-ROM/Offline	17	
Print		52
Services		13


13
18
17
52

GEOGRAPHICAL SPREAD OF 2004 REVENUES (%)

Europe	52
North America	44
Asia Pacific	3
Other	1


3
1
44
52

Highlights

IN € MILLIONS (EXCEPT AS OTHERWISE INDICATED)	2004	2003	% change	% change constant currencies
Revenues	**3,261**	3,436	(5)	(1)
Ordinary EBITA	**521**	610	(15)	(10)
Ordinary EBITA margin (%)	**16**	18		
EBITA[5]	**477**	514	(7)	(1)
EBITA margin (%)	**15**	15		
Ordinary net income	**311**	349	(11)	(4)
Ordinary EPS (fully diluted) (€)	**1.04**	1.18		
Proposed cash distribution per share (€)	**0.55**	0.55		
Free cash flow	**456**	393		
Free cash flow per share (fully diluted) (€)	**1.51**	1.32		
Cash conversion ratio[6]	**1.26**	1.09		
Return on invested capital (%)[7]	**7**	7		
Average number of FTEs	**18,270**	19,540		
Official Dutch GAAP figures				
Operating income	**239**	91		
Net income/(loss)	**135**	(69)		
EPS (fully diluted) (€)	**0.46**	(0.24)		

[4] "Ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of intangible fixed assets. "Ordinary" figures are non Dutch GAAP compliant financial figures, but are internally regarded as key financial measures. These figures are presented as additional information and do not replace the information in the profit and loss account and the cash flow statement. The term "Ordinary" is not a defined term under Dutch or International GAAP. Official Dutch GAAP figures represent the information included in the profit and loss account, as per the "Besluit Modellen Jaarrekening". Ordinary EBITA is defined as operating income before amortization of intangible fixed assets and exceptional items.

[5] EBITA is defined as operating income before amortization of intangible fixed assets.

[6] Cash conversion ratio (CAR) is defined as the cash flow from operations less net expenditure on fixed assets divided by ordinary EBITA.

[7] Return on invested capital is calculated by dividing the full year ordinary EBITA after estimated allocated tax by average invested capital. Average invested capital is defined as capital employed adjusted for non-operating items, such as deferred tax assets and forward contracts, exceptional items, cash, cumulative goodwill and publishing rights amortization and goodwill charged to equity.

Report of the Executive Board



Restoring Top-line Growth

During 2004, the Executive Board worked closely with management and employees in each division to execute the three-year strategy, announced on October 30, 2003, to:

- Reorganize to deliver growth;
- Reduce costs through structural improvements;
- Invest in growth around leading market positions.

In this first full year of the strategy, the restoration of top-line growth, the achievement of structural cost savings of €70 million, and stronger free cash flow were the main achievements.

REORGANIZING TO DELIVER GROWTH

Five new operating divisions were formed on January 1, 2004:

- Wolters Kluwer Health;
- Wolters Kluwer Corporate & Financial Services;
- Wolters Kluwer Tax, Accounting & Legal;
- Wolters Kluwer Legal, Tax & Regulatory Europe;
- Wolters Kluwer Education.

These divisions are organized to be customer-facing and to enable the partnership in innovation that describes Wolters Kluwer's relationship with its professional customers. The CEO of each division now reports directly to the Chairman of the Executive Board, enabling a much closer knit and more accountable management team.
The organization is designed to take advantage of scale opportunities, to leverage best practices within and across divisions, and to foster innovation. Overall, the reorganization was designed to move Wolters Kluwer from a financial holding company model to an operating company that is aligned tightly with its customers and markets. We believe that this new model already has shown that we are in a much better position now to respond to the needs of our customers and thereby be *The Professional's First Choice*.

In addition to the structural steps taken, we also moved during 2004 to divest non-core activities, such as Bohmann (Austria), ten Hagen & Stam (the Netherlands), and KnowledgePoint (the United States) and to prune the product lines of each division of less profitable products. These steps were taken to ensure that management and employees focus entirely on businesses that offer profitable growth opportunities in our core markets.

REDUCING COSTS THROUGH STRUCTURAL IMPROVEMENTS

Restructuring initiatives implemented throughout the year considerably reduced Wolters Kluwer's cost base and simplified management of our businesses.
These efforts included:

- Restructuring of certain businesses, including Aspen Publishers, Belgium, the Netherlands, and the United Kingdom;
- The consolidation of real estate around the world, reducing rent and associated expenses and bringing Wolters Kluwer colleagues closer together so that investments, common capabilities, and in-house expertise are better leveraged and more efficiently managed;
- The building of a strong foundation for innovative and cost-effective IT development by creating a hybrid model that combines the best of in-house development with offshore and outsourced services;
- The consolidation of a number of technology platforms and plans to further rationalize the Company's technology spending across its divisions to maximize efficiencies. State of the art tools such as the Documentum enterprise content management platform, Arbortext publishing software, and VPN telecommunications network were selected and implemented to support production improvements, to decrease costs and time-to-market, and to eliminate highly customized middleware and time consuming manual processes;
- Reductions in workforce totaling 1,600 FTEs across the entire business were planned and announced, and 1,245 of these have already taken place;
- An analysis of shared services in North America was completed and significant opportunities for further HR and IT savings were identified.

INVESTING IN GROWTH AROUND LEADING MARKET POSITIONS

With leadership positions in almost all of its markets, Wolters Kluwer has clear opportunities for further growth. During the year, we established programs for sustained, targeted investments to realize this potential.
These investments were primarily organic, but did involve selected acquisitions. By investing selectively in our strongest positions, Wolters Kluwer has begun to see its top-line growth recover. As our investment programs continue, we will see continuous improvement in this area.

Examples of organic investments in innovation include:

- Continued improvements to Ovid's electronic books platform, Books@Ovid and the launch of Communities@Ovid, a unique service to develop specialized portals that support communities of practitioners and researchers in medicine and science;
- The launch of Lamyline Reflex, a legal resolution tool that simulates the legal thought process;
- New web services functionality and features in Bankers Systems' Atchley anti-money laundering products;
- The launch of TyMetrix 360°, a new web-based tool that enables Corporate Law Departments, Claims Organizations, and Law Firms to increase efficiencies and reduce costs by unifying processes and consolidating data on a single platform;
- New versions of AuthenticWeb, a State Filing product for insurance customers;
- The launch of CCH@Hand, a breakthrough application to speed and integrate tax research with the workflows of accountants, tax preparers, and lawyers;
- Further enhancements to VMP's StateLink solution and electronic documents, online tools for the mortgage industry;
- The launch of blended e-learning solutions Scientifica by Education business, Nelson Thornes, and the mixed media method of Wolters-Noordhoff;
- The launch of a comprehensive online legislative tracking system for banking professionals, LegislativeEye.

Partnerships also were established in 2004 that are strong examples of the recognition and leading position of our health business. These included partnerships with Allscripts, a leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare; Pharmaceutical Press' *Martindale: the complete drug reference*, the foremost reference used throughout the world among researchers, medical professionals, pharmacists, and clinical education instructors; Epic, a leading provider of health information systems and clinical applications; and Cerner, a healthcare IT industry leader.
Acquisitions will always play a role in our growth strategy. In 2004, we succeeded in acquiring Telesoftware, an enterprise dedicated to management software development and maintenance; BEAM Education, one of the United Kingdom's leading mathematical resource publishers and training providers; the market-proven SIAN document management system; and Summation Legal Technologies, Inc., the market leader for integrated litigation support software.

All these investments build upon our leading market positions and proven core capability of creating valuable content for our professional customers. Strengthening customer relationships and providing end-to-end solutions is a key strategic consideration in all Wolters Kluwer investments.

Responsible and Transparent Organization

Wolters Kluwer recognizes the importance of clear communications to our customers, employees, and shareholders and we improved our performance in this area in 2004. We worked to strengthen customer communications and relations at all levels and to provide a high degree of transparency to investors. Employees were involved in our new strategy and its implementation at every level.
And, we have reached out to the business and general media and to the general public to a much greater extent than previously. We believe these programs have been successful and that the Company and its strategy, programs and actions are much better understood by all our stakeholders.

CUSTOMER RELATIONS

From the Chairman of the Executive Board down through our organization, we have made significant efforts to develop lasting dialogues with our customers and to offer them a "partnership in innovation". Wolters Kluwer distinguishes itself by the importance it places upon getting to know its customers and their workflows, so that we are able to deliver on our promise of providing information, tools, and solutions that help them make better decisions and improve their productivity.
We also ensure that we are easy to find for our customers, providing a wealth of services such as helpdesks, online shops and tools, and corporate websites to ensure that they get the answers to their questions as quickly and simply as possible. The corporate website, www.wolterskluwer.com, provides a portal to all our businesses.

SHAREHOLDERS AND INVESTORS

We seek to be thoroughly open with shareholders and the investment community, and we are committed to the high degree of transparency in our financial reporting. In 2004, the Company reported full quarterly results and increased the number of roadshows, one-on-one, and group meetings with investors. Wolters Kluwer has developed a comprehensive program for communicating with investors that includes participating in selected sector-specific seminars throughout the year. The purpose of this program is to help

investors become better acquainted with Wolters Kluwer and its management and to maintain a long-term relationship of trust with the investment community at large.

Activities in the year just ended included:

- A full presentation by management (video webcast) of half- and full-year results;
- Conference calls with management (audio webcast) providing first- and third-quarter results;
- Regular office and roadshow meetings with potential and existing shareholders, and sell-side analysts covering the Company;
- In-depth investor and analyst days (video webcast), where divisional management provided a comprehensive review of their businesses and products to the investor community;
- Specific information for shareholders provided via the Investor Relations section of www.wolterskluwer.com, which includes detailed financial information, archived copies of presentations, and webcasts delivered throughout the year.

Dividend

During the Annual General Meeting of Shareholders on April 14, 2005, Wolters Kluwer will propose to distribute a dividend of €0.55 per share for the year 2004. This corresponds with a dividend yield over the closing share price of December 31, 2004, of almost 4%. Wolters Kluwer's proposed dividend policy is to maintain a full-year dividend of €0.55 going forward, provided there is a minimum dividend cover[8] of 1.5.

In line with previous years, and indicating a strong belief in the future of the Company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choice known. The stock dividend ratio will be set on April 25, 2005 (after the close of trading). The cash distribution will be payable as of April 27, 2005. For more information, please see www.wolterskluwer.com.

[8] Dividend cover is defined as the number of times the dividend can be paid from the ordinary net income.

HUMAN RESOURCES

Human capital continues to be an essential component of Wolters Kluwer's competitive strength.

We reinforced our management team in 2004 with a number of appointments, including a new senior Human Resources management team, the external recruitment of a CEO for the Wolters Kluwer Health division, several country managers in Europe, and business unit managers in North America. Other staffing initiatives included the establishment of a Corporate Business Development function, which focuses on identifying opportunities to leverage products across divisions and to enter new market segments.
In 2004, Wolters Kluwer also adopted new senior management remuneration plans that more closely link rewards with company performance and shareholder return, for more information, see the remuneration report on page 42.
Rigorous control and monitoring of hiring and personnel costs continued throughout 2004. Reductions in staff, as part of restructuring initiatives, occurred on schedule throughout the business units, resulting in a reduction of 1,245 FTEs company-wide. We upheld our commitment to treat fairly employees whose positions were made redundant and to comply with local requirements regarding severance and other benefits. An analysis of shared services in North America was completed and significant efficiency opportunities for HR and IT were identified, with implementation scheduled for early 2005.
In the year just ended, we balanced necessary staff restructuring with a renewed commitment to the development of our employees. We established the foundation for achieving a common Wolters Kluwer culture that reinforces the execution of our business strategy. Guidance for these efforts were the company values established in late 2003: customer focus, innovation, accountability, integrity, and value creation. These values represent the Wolters Kluwer position in all its relations with customers, investors, and employees.
Wolters Kluwer continues its commitment to transparent communications and the achievement of objectives through partnership with employees. Senior management of the Company met with Works Councils in Europe, both local and divisional, and with employees in Europe, North America, and Asia Pacific in Town Hall Meetings throughout the year.
Going forward, the Executive Board approved funding of a comprehensive strategic talent management program for implementation in 2005. The program will focus on the identification of critical skills for the achievement of business objectives. The development and leveraging of internal staff in these skill areas and recruitment strategies

that support external acquisition of these skills where necessary are key features of talent management at Wolters Kluwer.

Sustainability

Wolters Kluwer is publishing a separate Sustainable Entrepreneurship Report for the year 2004. While Wolters Kluwer has always met its responsibilities, it has done this through its operating companies in their individual locales. With our new, operating company business model comes a new responsibility to report in a comprehensive way on the actions Wolters Kluwer takes worldwide to be a good corporate citizen and to ensure sustainable growth for all its stakeholders and the communities and countries in which Wolters Kluwer operates.

Financial Developments in 2004

This first year in our three-year strategy delivered a strong and healthy financial basis for sustainable growth for Wolters Kluwer and its stakeholders.

Highlights of Wolters Kluwer financial performance included:

- Recovery of organic growth;
- Implementation of company-wide restructuring initiatives reducing operating costs and improving performance;
- Increased product development spending;
- Significant improvement of free cash flow resulting in a further reduction of net debt;
- Divestiture of non-core businesses.

content *in* context

At the core of trademarks

Name
Kristen Poggensee

Position
Paralegal Associate

Company
Motorola Inc.

Location
The United States



CCH CORSEARCH

Complete your entire trademark clearance process on your desktop.

A legal professional for over twenty years, Kristen Poggensee, Paralegal Associate with Motorola Inc., performs trademark searches as part of her daily work. With each research producing around 300 pages of information, using the highly interactive internet-based trademark clearance platform CCH CORSEARCH Advantage has many clear benefits.

"CCH CORSEARCH Advantage allows me to perform my work far more efficiently than ever before," explains Ms. Poggensee. "First, I order an online trademark search, specifying what the turnaround time is – whether that's the same day or three days. When the search is complete, I receive notification by email. I can then log on to CCH's site, no matter where I am, and review the search results via the very user-friendly, intuitive navigation. These results also are hyperlinked to relevant resources, so I'm never more than one click away from any information I need."

"I'm never more than one click away from the information I need"

Ms. Poggensee continues, "Another really innovative feature of Advantage is that I can insert my review comments in the same application. These comments can then be viewed by my team members, maximizing our productivity because we never duplicate work. I used to perform these searches manually, which was a far more laborious and inefficient process. The fact that everything is now stored electronically means that Advantage goes a long way to helping Motorola achieve its goal of a paperless environment, and put its vision of 'Seamless Mobility' into practice."

IN € MILLIONS (EXCEPT AS OTHERWISE INDICATED)	2004	2003	% change	% change constant currencies
Revenues	**3,261**	3,436	(5)	**(1)**
Ordinary EBITA	**521**	610	(15)	**(10)**
Ordinary EBITA margin (%)	**16**	18		
EBITA	**477**	514	(7)	**(1)**
EBITA margin	**15**	15		
Ordinary net income	**311**	349	(11)	**(4)**
Ordinary EPS (fully diluted) (€)	**1.04**	1.18		
Return on invested capital (%)	**7**	7		
Official Dutch GAAP figures				
Operating income	**239**	91		
Net income	**135**	(69)		
EPS (fully diluted) (€)	**0.46**	(0.24)		

PROFIT AND LOSS

Revenues in 2004 were €3,261 million, 5% less than in 2003. The results were affected negatively by the weakening of the U.S. dollar against the euro. In 2004, the average U.S. dollar rate depreciated by 9% to $1.24, negatively impacting revenues by 4%. In constant currencies, i.e. after adjustment for exchange rate effects, revenues declined by 1%. The net of acquisitions and divestments caused an additional decline in revenues of 2%.

Organic revenue growth - growth net of exchange rate effects, acquisitions, and divestments - was restored in 2004 and amounted to 1% compared to a decline of 2% in the previous year. The Company experienced strong growth in Italy, Spain, Central Europe, and France, as well as in Tax and Accounting, Corporate Legal Services, and Health's Pharma Solutions and Professional & Education units. Growth was largely driven by strong performance of the software and services units and increased product development. Wolters-Noordhoff in the Netherlands improved strongly due to the educational purchase cycle. Revenues declined at Legal, Tax & Regulatory Europe in Belgium, the Netherlands, the United Kingdom, and at Legal North America, mainly as a result of difficult market circumstances and pruning of the product portfolio.

Profitability in 2004 was impacted by reinstatement of one-off cost savings generated in 2003 and additional investments in product development and restructuring. Ordinary EBITA declined in 2004 as was indicated in the Strategy Update, albeit less than was anticipated. Ordinary EBITA was €521 million compared to €610 million in 2003 due to adverse currency movements, additional product development charges, and divestments. Product development expenditures were increased during the year and were expensed as incurred. The ordinary EBITA margin for the year was 16% (2003: 18%).
Following the 2003 exceptional restructuring charge of €96 million, the Company charged an additional €44 million in 2004, mainly relating to restructuring initiatives in the Netherlands and France. These charges relate to the restructuring program mentioned above. The EBITA margin therefore remains stable at 15%.

The Wolters Kluwer profit benchmark ordinary net income, declined from €349 million in 2003 to €311 million (approximately minus 4% in constant currencies, minus 11% in euros) as a result of the decline of ordinary EBITA, mitigated by lower financing charges. The financing result decreased by €17 million to €97 million in 2004, primarily due to a lower net debt position.

The effective tax rate on the ordinary net income benchmark remained stable at approximately 28%. As a result of the higher pre-tax income, the tax charge increased from €64 million to €85 million in 2004. Due to lower ordinary net income and the dilutive effects of stock dividends and options, the fully diluted ordinary earnings per share, based on the weighted average number of shares, was €1.04 compared to €1.18 in 2003.

The Company strives to generate returns on invested capital that first meet and then exceed the Company's weighted average cost of capital (WACC). The cost of capital after tax is approximately 8%. The return on invested capital in 2004 was 7% (2003: 7%).
Operating income in 2004 increased to €239 million, as compared to €91 million in 2003, mainly as a result of lower amortization expenses of intangible assets, absence of impairments, and lower exceptional restructuring expenses. Net income improved significantly to €135 million in 2004, compared to minus €69 million in 2003.

BALANCE SHEET

IN € MILLIONS	2004	2003
Fixed assets	**2,944**	3,299
Working capital	**148**	392
Shareholders' equity	**775**	861
Net interest bearing debt	**1,527**	1,900

Fixed assets, consisting mainly of goodwill and publishing rights, decreased as a result of adverse currency movements and the amortization expense. In 2004, Wolters Kluwer again performed an impairment test on the book value of goodwill and publishing rights. This test, that entails a comparison of the book value of these assets with their recoverable amounts, did not result in an impairment expense in 2004 (2003: €155 million).
Working capital decreased from €392 million in 2003 to €148 million due to strong cash collections and the reclassification of the redemption obligation of two short-term bond loans to other current liabilities.
Shareholders' equity declined as a result of adverse currency movements on net investments, the cash dividend paid in 2004, offset by the profit made in 2004 of €135 million.
In 2004, Wolters Kluwer again made successful efforts to reduce its debt level and to strengthen its balance sheet. To efficiently utilize surplus cash, Wolters Kluwer purchased €68 million of its outstanding 1.00% convertible bonds due 2006. Gross debt decreased from €2.6 billion (2003) to €2.5 billion. Taking into account the cash and cash equivalent balances and the value of related swaps and forward exchange contracts, the net interest bearing debt position decreased from €1.9 billion (2003) to €1.5 billion.

CASH FLOW

IN € MILLIONS (EXCEPT AS OTHERWISE INDICATED)	2004	2003	% change
Cash flow from operations	**731**	756	(3)
Free cash flow	**456**	393	16
Free cash flow per share (fully diluted) (€)	**1.51**	1.32	
Cash conversion ratio	**1.26**	1.09	

Working capital management was a main focus in 2004. A program was set up to tighten working capital throughout the Company, which resulted in an improvement in the accounts receivable balance, lower inventories and a more favorable trade creditors position. The overall contribution of autonomous movements in working capital to cash flow from operations in 2004 was €107 million, including contributions of €42 million to the pension funds in the Netherlands and the United States.
Free cash flow provides the funds to invest in business for future growth, acquire companies, pay dividends to shareholders, pay down debt, and repurchase shares. Despite the weak U.S. dollar, free cash flow increased by 16% to €456 million in 2004, due to the improved working capital, lower financing payments, lower tax payments and lower capital expenditures partly offset by increased payments of reorganization provisions. The increased payments of reorganization provisions related to the restructuring program.
The cash conversion ratio, which measures the cash generating ability of the businesses, regardless of tax and financing obligations, improved significantly to 1.26 (2003: 1.09) as a result of positive working capital development and reduced capital expenditures.

RESTRUCTURING

In October 2003, a restructuring program was initiated to reduce costs by improving operational efficiency and

effectiveness through staff reductions and real estate consolidation. This three-year program requires investments of €215 million in order to reduce costs by €240 million over the 2003-2006 plan period.
This program was continued in 2004 and generated €70 million in savings in 2004. Combined with the structural savings obtained in 2003 of €29 million, total cumulative savings have been realized of €99 million, indicating that the Company is well on track to achieve its stated goals.

The exceptional restructuring expense of €44 million fully relates to this plan.

CORPORATE COSTS

IN € MILLIONS (EXCEPT AS OTHERWISE INDICATED)	2004	2003
Ordinary EBITA	**(39)**	(43)
CAPEX	**2**	2
FTEs (average)	**93**	90

IMPACT IFRS ON KEY FINANCIALS

IN € MILLIONS		Full year 2004	
	IFRS	Dutch GAAP	Difference
Revenues	**3,261**	**3,261**	**-**
Operating income	**407**	**239**	**168**
Net income	**311**	**135**	**176**
EPS (Fully diluted in €)	**1.04**	**0.46**	**0.58**
Shareholders' equity at January 1, 2004	**652**	**861**	**(209)**
Shareholders' equity at December 31, 2004	**746**	**775**	**(29)**
BENCHMARK FIGURES			
Ordinary EBITA	**516**	**521**	**(5)**
Ordinary net income	**307**	**311**	**(4)**
Ordinary EPS (fully diluted, in €)	**1.02**	**1.04**	**(0.02)**
Free cash flow	**456**	**456**	**-**

ACQUISITIONS AND DIVESTMENTS

In 2004, Wolters Kluwer had a selective acquisition program. Four companies were acquired for a total consideration of €32 million, including deferred payments. In combination with deferred payments for prior year acquisitions and increases in participations, the total 2004 consideration amounts to €42 million.
The four acquisitions acquired in 2004 generate annualized revenues in the range of €17 million. The main acquisition was Summation Legal Technologies Inc., a strong player in the market for integrated litigation support software in the United States. Other acquisitions were Telesoftware, a provider of tax compliance and payroll software in Spain; BEAM Education, a specialist mathematics education publisher; and SIAN, a provider of document management systems for Certified Public Accountants.
In 2004, the contribution of these acquisitions to revenues and profit was negligible. With the ten Hagen & Stam transaction, Wolters Kluwer completed the announced divestiture program of non-core activities announced on October 30, 2003, as part of the new strategy for Wolters Kluwer. In addition to the ten Hagen & Stam transaction and the divestment of Austrian publisher Bohmann, a few other small entities were divested, notably the U.S-based companies KnowledgePoint and Capitol Publishing Group. A result on divestment of €71 million was realized, which related mainly to the ten Hagen & Stam transaction.

IFRS TRANSITION

Wolters Kluwer prepares its consolidated financial statements under Dutch GAAP. For financial years commencing on or after January 1, 2005, all European publicly listed companies must report on the basis of International Financial Reporting Standards (IFRS). Hence, Wolters Kluwer will prepare its first set of financial reports under IFRS as of the first quarter of 2005.
The Company's first annual report under IFRS will be for 2005. As the Company publishes comparative information for one year in its annual report, the transition date to IFRS is January 1, 2004.
As Wolters Kluwer already has made significant steps in bringing its accounting principles in line with IFRS in 2003 and 2004, the impact of the transition to IFRS has been limited.
For a detailed analysis we refer to the appendix to this Annual Report 2004 on IFRS, in which the 2004 opening and closing balance sheet, profit and loss account, and cash flow statement have been restated applying IFRS.

Wolters Kluwer
Health

Wolters Kluwer Health is a leading global provider of information for medical and health professionals. Leveraging its broad array of industry-leading health and medical content, the division creates online information tools, integrated drug and disease databases, and point-of-care tools that aid medical research, disease management, medication error reduction, workflow improvement, and more effective patient care.

Business overview

Wolters Kluwer Health knows that keeping informed is critical for health and medical professionals, and that knowing how to apply information can mean the difference between adequate and excellent health care. Wolters Kluwer Health not only provides information, it helps professionals put knowledge to work. The division's customer-facing units are:

- Clinical Tools
- Medical Research
- Pharma Solutions
- Professional & Education

Key Health customers include hospitals and libraries, research organizations, medical professionals, students, and pharmaceutical companies. Some of the world's most trusted medical brands are to be found at Wolters Kluwer Health, including traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins, and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span S KOLAR MD, and Cline-guide; and pharmaceutical information provider Adis International.

2004 accomplishments

Throughout 2004, Wolters Kluwer Health again made great steps in strengthening its leading market position. Product launches by Lippincott Williams & Wilkins included a fifth edition of *Stedman's Medical Dictionary*, a new edition of the world's leading oncology reference, Cancer: *Principles and Practice of Oncology*, and the new journal *LPN (Licensed Practical Nurse)*. The *Nursing Made Incredibly Easy* series showed continued success. Adis Online (www.adisonline.info) also was launched, providing a new web portal designed to help clinicians and researchers stay on top of progress in drug therapies. Ovid Technologies announced major enhancements to its electronic books platform *Books@Ovid* and launched *Communities@Ovid*. From Medi-Span, 2004 saw a new *Medication Order Management Database* that will significantly reduce medication errors. Through upgrading its

€ MILLION *(Except as otherwise indicated)*	2004	2003	% change	% change constant currencies
Revenues	**623**	663	(6)	3
Ordinary EBITA	**103**	103	0	10
Ordinary EBITA margin (%)	**17**	16		
CAPEX	**9**	20		
FTEs (average)	**2,164**	2,351		

product offering, Medi-Span also became the first in its industry to meet new directives of the U.S. Joint Commission on Accreditation of Healthcare Organizations (JCAHO) for its National Patient Safety Goal 2b.

Health also formed significant partnerships in 2004. Going forward, Wolters Kluwer Health will:

- Enhance point-of-care decision support with Cerner Corp.;
- Integrate medical and drug information products with Epic System Corporation's health information systems and clinical applications;
- Encourage the adoption of IT tools at the point of care to improve patient safety with Allscripts Healthcare Solutions;
- Bring clinical information, with the BMJ Publishing Group, to 20 medical research institutions and hospitals belonging to the CALIS consortium in China;
- Expand clinical knowledge embedded within Eclipsys' SunriseXA™ advanced information solution;
- Provide electronic access, in partnership with the Nestlé Foundation, to important nutritional resources to address malnutrition problems in developing countries;
- Offer academic and medical institutions and corporations an alternative, cost-effective federated search solution with MuseGlobal Inc.

Financial overview

Revenues in 2004 of €623 million are down 6% from €663 million in 2003. Currency impact of minus 9% is the major factor. Revenues have grown organically 3% compared to 2003, due to strong performances in pharmaceutical sales, traditional textbooks, and online information.

Ordinary EBITA margin recovered to 17% from 16% last year, primarily due to close management of cost reduction opportunities. Health continues to invest in restructuring and expanding of its business portfolio developing a platform for stronger growth.



Jeffery McCaulley
CEO
The United States, 1966

Jeffery McCaulley is CEO of Wolters Kluwer Health since December 2004. He joined Wolters Kluwer from Medtronic, Inc., where he served as VP & General Manager for the worldwide Diabetes Business Unit. In this role, he was responsible for a successful reorganization of this $600 million business unit, and for introducing major improvements to productivity, along with accelerating new product launches. Previously, he successfully served in a series of progressive leadership roles with General Electric Medical Systems, including President & CEO of GE Clinical Services.
Mr. McCaulley holds a Bachelor of Science in Aerospace Engineering from the University of Cincinnati and a Masters of Business Administration from Vanderbilt University.

Brands
Adis, Facts & Comparisons, Lippincott Williams & Wilkins, Medi-Span, Ovid

Websites
www.wkhealth.com
www.adis.com
www.factsandcomparisons.com
www.lww.com
www.medi-span.com
www.ovid.com

Wolters Kluwer
Corporate & Financial Services

Wolters Kluwer Corporate & Financial Services is a leading U.S. provider of registered agent, search and filing services to corporate legal departments and law firms, as well as legal compliance and operational risk management tools, technology, and services for financial services organizations of all sizes.

Business overview

Corporate & Financial Services holds the # 1 position in its markets, providing its customers with unsurpassed sources of information, solutions, and services in a variety of user-friendly formats. Most of its brands are the leaders in the North American markets. Corporate & Financial Services customer-facing business units are:

- Corporate Legal Services
- Financial Services

The primary customers of this division include law firms, corporate legal departments, banks, credit unions, mortgage lenders, securities and mutual fund firms, insurance companies, U.S. federal and state government agencies, regulators, banking core processors, and other software providers.

Corporate & Financial Services anticipates the evolving needs of its customers by developing flexible solutions and services tailored to their current and evolving business processes and requirements. By combining extensive knowledge, experience, and best practices with proven technology, this division's products help its customers be more efficient and productive, manage risk, and improve workflows.

2004 accomplishments

Many new and enhanced products were successfully launched by Corporate & Financial Services throughout 2004.

Within Corporate Legal Services, CT Corporation launched the TyMetrix 360° e-billing and matter management solution, an integrated suite of web-based tools to help corporate law and insurance claims departments control costs and improve performance. CT Corporation also launched hCue version 3.0 to help corporate governance professionals more effectively manage business entity compliance and governance risk. The enhanced product helped to increase sales across the CT product line, including two of the largest hCue sales to date. In 2004, CT also completed

€ MILLION *(Except as otherwise indicated)*	2004	2003[9]	% change	% change constant currencies
Revenues	**437**	448	(2)	7
Ordinary EBITA	**83**	107	(23)	(15)
Ordinary EBITA margin (%)	**19**	24		
CAPEX	**15**	8		
FTEs (average)	**2,789**	2,754		

[9] As of 2004, Wolters Kluwer reports according to the new organizational structure. The 2003 figures have been restated in accordance with the 2004 organizational structure.

the successful acquisition of Summation Legal Technologies, the market leader in litigation support software. Summation's WebBlaze and CaseVault products continued to gain new clients in the fast growing litigation support and electronic discovery markets, and have been selected by a leading litigation support services company to host evidentiary information for their clients via the web. Finally, UCC Direct Services, the market leader in UCC compliance and due diligence servers for secured lenders, signed significant new contracts with major banks due to the continued development of its iLienOnline.com solution, the number one product in its market.

To address the compliance and efficiency needs of financial services organizations, Bankers Systems launched its new on-line Legislative Tracking Service and expanded its ARTA suite of lending software products. BSI acquired Atchley's Systems in 2004 and has made the Anti Money Laundering Solutions available through the internet, making AML solutions highly affordable for small-mid size financial institutions. VMP Mortgage Solutions enhanced its Online Compliance Service and its electronic document library, helping the mortgage industry reduce transaction costs and increase productivity. GainsKeeper enhanced products and picked up significant new customers and partners. CCH INSURANCE SERVICES released enhanced versions of its AuthenticWeb products.

Financial overview

Rrevenues are down minus 2% at €437 million in 2004 from €448 million in 2003. Corporate & Financial Services generated 7% revenue growth on last year in constant currencies. Of this, 5% is organic growth resulting from a strong performance across the businesess. The recent acquisitions of Atchley Systems, TyMetrix and Summation each performed strongly adding a further 2% of revenue growth. Ordinary EBITA margin declined to 19% from 24% last year, largely due to the reinstatement of one-off cost savings achieved in 2003 and also due to the increased expenditure on product development and a restructuring program, which continued to gain momentum as the year progressed.



Christopher Cartwright
CEO Corporate & Financial Services
The United States, 1965

Christopher Cartwright has been CEO of Wolters Kluwer Corporate & Financial Services since June 2002. Mr. Cartwright also is responsible for Shared Services North America. Prior to his appointment as CEO, he held several positions with Wolters Kluwer including CEO of Legal, Tax & Business North America, and President and CEO of CCH Legal Information Services. He joined the Company in 1997. Under his leadership, CCH Legal Information Services experienced rapid organic growth, expanded its line of technology-based services and products, completed a series of successful acquisitions and became one of Wolters Kluwer's most profitable companies worldwide. Mr. Cartwright earned his bachelor's and master's degrees from the University of Texas at Austin, where he graduated with honors.

Brands
Bankers Systems, CCH, CCH CORSEARCH, CT Corporation, GainsKeeper, Summation, TyMetrix and VMP Mortgage Solutions.

Websites
www.bankerssystems.com
www.cch.com
www.cchcorsearch.com
www.ctcorporation.com
www.gainskeeper.com
www.summation.com
www.tymetrix.com
www.vmpmtg.com

Wolters Kluwer
Tax, Accounting & Legal

Wolters Kluwer Tax, Accounting & Legal is a leading provider of tax, accounting, legal, and regulatory information for professionals. With a leading position in research and compliance markets, Tax, Accounting & Legal provides authoritative research products and tools for key specialty areas of law, including securities law where it holds # 1 market position, and is the premier provider of integrated tax and accounting information, productivity software, and services, with customers including 97 of the top 100 U.S. accounting firms.

Business overview

Wolters Kluwer Tax, Accounting & Legal comprises leading providers of tax, accounting, legal, and business information in North America and Asia Pacific. Its brands are leaders in their markets, with strong reputations for being the authoritative first choice in their fields. Tax, Accounting & Legal's customer-facing business units are:

- Tax and Accounting, with operations in North America and Asia Pacific
- Legal

Key Tax, Accounting & Legal customers include accountants, attorneys, and other tax, legal and business professionals in firms and corporations. Other major purchasers of Tax, Accounting & Legal products and services are U.S. federal and state government agencies, universities and libraries.

€ MILLION (Except as otherwise indicated)	2004	2003[10]	% change	% change constant currencies
Revenues	**596**	652	(8)	(1)
Ordinary EBITA	**139**	172	(19)	(12)
Ordinary EBITA margin (%)	**23**	26		
CAPEX	**12**	34		
FTEs (average)	**4,115**	4,360		

Online products and services are among this division's fastest growing product offerings, augmenting traditional books, journals, and loose-leaf publications. Internet-based resources combine news, research, reference materials, discussion forums, services, and productivity software tools in one convenient location and meet customers' evolving needs by providing specialized, streamlined and integrated access to information and tools.

2004 accomplishments

In 2004, Tax, Accounting & Legal successfully launched an array of new products, including highly successful specialty integrated libraries in: Pension, Securities, Corporate Governance, Estate Planning, International Tax, State Tax Research and Compliance and Healthcare. The award-winning ProSystem *fx* Office suite of products was further expanded with the addition of ProSystem *fx* Document and Write-Up, as the unit also advanced integration within the product suite, including the integration of ProSystem *fx* Engagement paperless audit system and *Accounting Research Manager* financial disclosure guidance. Continuing to driving innovation in the industry, the division launched CCH@Hand, a breakthrough productivity tool integrated with CCH's expert content on the Internet to allow users to conduct their CCH research directly from Microsoft 2003 applications. *China Law Express* and *ChargeMaster Comply* also proved to be innovative and successful additions to Tax, Accounting & Legal's offerings.

2004 was another year of industry recognition for the division's products, with a leading accounting publication, *Accounting Today*, recognizing 11 CCH Tax and Accounting products in their annual Top 100 Products guide. In addition, ProSystem *fx* Engagement earned one of the first annual CPA Technology Advisor

[10] As of 2004, Wolters Kluwer reports according to the new organizational structure. The 2003 figures have been restated in accordance with the 2004 organizational structure.

Tax and Accounting Technology Innovation Awards. In its first year as a participant in the Software Information Industry Association Codie Awards contest, CCH Tax and Accounting led the field with the most nominations in its arena. The CCH products selected as finalists in the prestigious award contest recognizing excellence and innovation in information and software products and applications included: CCH Internet Tax Research NetWork, CCH Client Relate, Tax Tracker News.

Strengthened customer relationships and major customer wins also were characteristic of 2004, and included the U.S. Department of Justice, the Administrative Office of the United States Courts and Moss Adams LLP, the largest public accounting firm headquartered in the Western United States. Many innovative partnerships were continued or formed in 2004 with, for example, CCH Tax and Accounting and Best Software announced an agreement to provide complementary products and services to both companies' accountant customers.

Financial overview

Revenues declined by 8% to €596 million in 2004, from €652 million in 2003. Tax, Accounting & Legal revenues grew 1% in constant currencies. Organic growth was 0.3%. Tax and Accounting revenues benefited from strong software sales and increased 3% in the year. Revenues at the Legal unit were impacted by product-line pruning, and declined organically to minus 4%.Ordinary EBITA margin was 23% in 2004, down from 26% in 2003, caused largely by reinstatement one-off cost savings achieved in 2003, and also due to the increased expenditure on product development and the restructuring program which continued to gain momentum as the year progressed. The decline in margin was softened by the strong performance of the software unit of Tax and Accounting.



Kevin Robert
CEO Tax and Accounting
The United States, 1956

Prior to the position of CEO of Tax and Accounting, Kevin Robert was President and CEO of CCH Tax Compliance. During his more than 20 years with CCH, he has worked extensively in sales and marketing and was instrumental in the development and launch of such highly successful products as the company's first web-based research service, CCH Internet *Tax Research NetWork*, and the company's core tax preparation software product, *ProSystem fx Tax*. In addition, he was director of customer service for CCH INCORPORATED, implementing new order management and customer service systems.
Mr. Robert holds a bachelor's degree from the University of New Orleans and a Masters of Business Administration from Pepperdine University, Malibu, California.



Robert Becker
CEO Legal
The United States, 1954

Robert Becker is CEO of Wolters Kluwer Legal since January 2004. He joined Wolters Kluwer from Jupiter Media Metrix, where he was CEO since 2001. His extensive leadership experience in the media and information services industry includes 13 years at The Thomson Corporation, where he served as President and CEO of various units. Before joining Thomson, Becker was Senior Vice President of Finance & Customer Operations/CFO at Warren, Gorham and Lamont, Inc. Mr. Becker holds a Bachelors of Science from Marquette University and a Masters of Business Administration from the University of Connecticut.

Brands
Aspen, CCH INCORPORATED, CCH Asia Pacific, Kluwer Law International and ProSystem *fx*

Websites
www.aspenpublishers.com
www.cch.com
tax.cchgroup.com
www.kli.com
business.cch.com
health.cch.com

Wolters Kluwer
Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport.

Business overview

Many of Legal, Tax & Regulatory Europe's brands have international appeal while others are leaders in local markets and have very strong heritage. Some of the most trusted names include:

- Croner.CCH
- IPSOA
- Kluwer
- La Ley
- Lamy
- Luchterhand
- Norstedts Juridik
- Teleroute

Across Europe, the division is offers a broad range of customer-specific sources of information, software, and services. In each country, Wolters Kluwer has established strong partnerships with its customers to enable innovation, delivery of customized online products and, access to key authors and opinion leaders. Key customers include legal, accounting, regulatory, finance, and human resources professionals, corporations and government agencies, insurance, banking, and securities professionals. Legal, Tax & Regulatory Europe provides authoritative, accurate, and reliable content, software, and services in the medium its professional customer needs, wherever and whenever they need it.

€ MILLION (Except as otherwise indicated)	2004	2003[11]	% change	% change constant currencies
Revenues	**1,296**	1,371	(5)	(5)
Ordinary EBITA	**183**	217	(15)	(15)
Ordinary EBITA margin (%)	**14**	16		
CAPEX	**30**	30		
FTEs (average)	**7,731**	8,504		

2004 accomplishments

Throughout 2004, Wolters Kluwer Legal, Tax & Regulatory Europe introduced many new products and continued to improve its existing portfolio:

- In Italy, a unique service was launched by Unicredit called *Osra*, servicing 25,000 employees of a leading Italian Banking Group in their personal tax return (730/2004). The new, comprehensive solution for law firms, *Suite Avvocato*, was developed with a modular approach, and the launch of the new monthly HR periodical, *Guida alle Paghe*, also achieved a positive market response;
- In the Netherlands, *Streetwise*, a blended learning program for the Dutch police force, is now hosted online;
- In Germany, successful product launches included *Jurion Current Awareness Service*, a unique premium web-based service designed for, and in partnership with, Germany's largest law firms; and *»Steuer-Spar-Erklärung«*, a smart tax solution for the B-to-C-Business;
- Wolters Kluwer Spain brand LA LEY launched *WKExplorer*, a smart search engine for legal databases. *CISS* - Information services on taxes, account launched and labor issues, of a number of new books in 2004, producing great sales rates, in particular those on tax laws.
- In the United Kingdom, Croner Information began a series of successful launches of dedicated online products with *Croner-i Human Resources*, and *Croner-i Health and Safety*;
- A legal database is now available with Poland's LEX products via CD-ROM. There was a remarkable boost in renewals of the *ABC* vertical products as a result of the integration of the sales forces of LEX and ABC as well as strong product improvements;

[11] As of 2004, Wolters Kluwer reports according to the new organizational structure. The 2003 figures have been restated in accordance with the 2004 organizational structure.



Rolv Eide
CEO Legal, Tax & Regulatory Europe
Norway, 1954

Rolv Eide is CEO of Wolters Kluwer Legal, Tax & Regulatory Europe since November 2003. He joined Wolters Kluwer from Tele Atlas Europe, where he was Chief Operating Officer since 2001. From 1985 to 2001, he worked with Dun & Bradstreet, concluding his service there as Executive Vice President. His extensive experience throughout Europe includes the development of electronic platforms for corporate customers in search of critical business information. His knowledge of business and technology is helping to advance the division's strategy to expand its market positions and increase operational efficiencies across Europe through shared services. Mr. Eide holds a degree in Business Administration from the University of Stockholm.

- In Belgium *Jura.be*, a legal online library was launched, over 300,000 documents offer legal professionals fully
integrated legislation, jurisprudence and doctrine;
- *Lamyline Reflex* is a daily updated legal online services linked to 1.8 million primary French and EU sources with about 300,000 pages of legal commentaries.

Strong strategic partnerships were forged in 2004, with Croner Consulting achieving Associate Consultancy status with the British Standards Institution. WK Scandinavia company, Norstedts Juridik AB, and the Norwegian Software provider, Mamut, entered a strategic agreement to increase the product and service offering for tax, legal and finance business segments. The Spanish government initiative, RED. es, and WK Spain's PRAXIS online products deliver electronic magazines to more than 17,500 schools all over the country. In Italy, strategic partnership with the National Bar Association (CNF) resulted in a legal databank for all Italian lawyers. Together with all their procedures, the databank contains Wolters Kluwer Italy's legal catalogue, with power brands such as Ipsoa, Cedam, and OA Sistemi, and a version of *Suite Avvocato* integrated with *La Legge*.
The acquisition of Telesoftware in Spain, coupled with its existing award-winning operations Atres, will strengthen customer relationships, delivering end-to-end solutions and expanding online products and services. 2004 was also the 25th anniversary of WK Spain's Especial Directivos, which marked this anniversary with significantly increased sales – the highest in its history - through both new customers and subscription renewals. U.K. product, *CCH TaxManager*, scooped the top award in the Best Tax Software category of the prestigious LexisNexis U.K. Tax Awards. *CCH TaxManager* won praise from the judges for "the breadth of its reporting facilities and its risk assessment capabilities," and was congratulated for "continuing to develop over the years, offering a reliable platform to tax advisers".
In 2004, Teleroute, our pan-European transport information services company, advanced its operations geographically, organizationally, and in terms of its portfolio of products and services.

Financial overview

Revenues for the division were €1,296 million in 2004, showing 5% decline compared to 2003, largely because of the impact of divestments (ten Hagen & Stam in the Netherlands, and Bohmann in Austria). 2004 showed positive top-line growth compared to 2003 in several countries, such as Italy, Central Europe, Spain, France and Scandinavia. Major restructuring programs progressed well in the Netherlands and Belgium. The organic growth rate in 2004 (minus 1.6%) was impacted by difficult market circumstances in the Netherlands, the United Kingdom and Belgium. Ordinary EBITA margin declined to 14% from 16%. The margin benefited from increased cost savings from the restructuring initiatives implemented in 2003 and 2004. However, the impact of divestments, as well as higher costs for restructuring and product development, resulted in a lower ordinary EBITA margin than in 2003.

Brands
Croner.CCH, IPSOA, Kluwer, La Ley, Lamy, Luchterhand, Norstedts Juridik, Teleroute

Websites
www.croner.cch.co.uk
www.ipsoa.it
www.kluwer.nl
www.laley.net (La Ley)
www.lamy.fr
www.luchterhand.de
www.nj.se (Norstedts Juridik)
www.teleroute.com

Wolters Kluwer
Education

Wolters Kluwer Education is the leading provider of primary, secondary, and vocational educational material (print, online and services) in seven European countries (the Netherlands, Sweden, the United Kingdom, Germany, Belgium, Austria, and Hungary).

Business overview

Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning. The division collaborates with high-caliber associates to lead in new directions that create value for its customers and strengthen its position as a premier provider of education solutions. Some of Wolters Kluwer Education's most trusted brands include:

- Bildungsverlag EINS
- digital spirit
- Jugend & Volk
- Liber
- Müszaki
- Nelson Thornes
- Wolters-Noordhoff
- Wolters Plantyn

€ MILLION (Except as otherwise indicated)	2004	2003	% change	% change constant currencies
Revenues	**309**	302	2	2
Ordinary EBITA	**52**	54	(5)	(5)
Ordinary EBITA margin (%)	**17**	18		
CAPEX	**7**	5		
FTEs (average)	**1,378**	1,481		

Wolters Kluwer Education serves students, teachers, and lecturers in subjects spanning the curriculum in primary and secondary education, with some higher and vocational educational offerings. Ongoing generations of Europeans are educated with these brands.

2004 Accomplishments

Exciting new products and continued successes from Wolters Kluwer Education in 2004 included:

- Cutting edge science lesson resources, *Scientifica*, from leading U.K educational publisher, Nelson Thornes;
- The first release of *"Fachschule Online"*, a blended learning solution for further education in business and management studies in Germany;
- WK Scandinavia's Liber launched *Exec*, a successful, completely new series of books targeting all management at all levels;
- The *Maths Hajdú-series* in Hungary proved a favorite among 1,000 students who gave 80,000 answers in a national survey on the most popular books. This popularity explains why this book series is a market leader, with 32-46% market share in lower primary and 85-90% in upper primary;

- Dutch educational publisher, Wolters-Noordhoff, continues to hold a leading position in the atlas market. The *Grote Bosatlas* exists since 1877, with over three million copies sold since then. In 2004, a new member of the *Bosatlas* family was launched: the *Wereld Bosatlas*, with over 21,000 copies sold in three months.

Digital spirit developed an e-learning training program with Siemens-VDO for the (in 2005 by EU law mandatory) digital tachograph and will now market this jointly to all European truck drivers, transport companies, workshops, police forces, etc.
Partnerships in 2004 have resulted in strategic strongholds, with Wolters Kluwer acknowledged as Bosch's European preferred partner in education. With innovative core products for the automotive industry (999 products with integrated ICT components), growth of 16% has been achieved in this market segment.
In an e-learning joint venture with the Swedish Real Estate Owners Association, Liber Hermods has created a meeting place for knowledge, education, training, and competence development and has coordinated the educational activity nationwide in a common portal. Nelson Thornes has developed *EXP Maths* in association with Keele University as part of a major research project into the use of interactive whiteboards to teach mathematics and was extensively piloted in schools.
In the United Kingdom, Nelson Thornes became the exclusive preferred partner of the Assessment and Qualifications alliance, the largest examining board in the United Kingdom. This makes Wolters Kluwer's support materials in science the only ones to be officially endorsed. Nelson Thornes' acquisition of BEAM forms part of its long-term strategic plan to enhance its reputation as an innovative and creative solutions provider across all areas of learning, including continued professional development. BEAM's product portfolio is also part of Nelson Thornes' strategy to offer more e-learning solutions to the education sector.

Financial overview

Revenues grew by 2% from €302 million in 2003 to €309 million in 2004. Organic revenue growth was 1%. In the Netherlands, secondary education performed strongly, mainly due to the impact of the curriculum change. Ordinary EBITA margin declined from 18% to 17%.



Harry Sterk
CEO Education
The Netherlands, 1960

Harry Sterk is CEO of Wolters Kluwer Education since December 2001. Prior to joining Wolters Kluwer he was Managing Director of EMAP Communications Netherlands and Board Member of EMAP Communications (UK). Since 1986, he held a number of positions with a strong focus on European markets. Coupled with his strong senior management experience in the information industry, he has continued to lead the extension of Education's product lines to include many innovative electronic teaching tools. Harry Sterk has a BBA from Nijenrode Business University and an MBA from the Rotterdam School of Management.

Brands
Bildungsverlag EINS, digital spirit
Jugend & Volk, Liber,
Müszaki, Nelson Thornes,
Wolters-Noordhoff, Wolters Plantyn

Websites
www.bildungsverlag1.de
www.digital-spirit.de
www.jugendvolk.co.at
www.liber.se
www.muszakikiado.hu
www.nelsonthornes.com
www.wolters.nl
www.woltersplantyn.be

Risk Management

RISK PROFILE

As an internationally active information business, Wolters Kluwer faces and manages various risks, including:

- Business risks, such as the highly competitive and rapidly changing nature of our markets, changes in demand for products by customers, copyright infringements, and the rapidly changing technological environment;
- Financial risks, such as currency movements, interest rate fluctuations, liquidity, and credit risks.

BUSINESS RISKS

Wolters Kluwer has established a risk management system and embedded it in its business operations. The Company mitigates risks by having a solid strategy in place and hiring the best human resources available. The strategy is focused on serving professionals in information-intensive sectors on a subscription basis. Wolters Kluwer products and services are crucial to these professionals. This means that the Company caters to stable markets with a strong and constant need for up-to-date information, particularly in the rapidly evolving fields of regulation and compliance (tax, fiscal, legal) learning (education) and health (medical). Copyrights and patents protect Wolters Kluwer's portfolio of information, software, and services with a high added value. This portfolio is balanced in terms of markets and geography. As part of its strategy, the Company is implementing a centralized ICT governance model. As much as possible, use is made of shared content and delivery platforms and common back office systems. This enables the Company to build on economies of scale across the organization.

FINANCIAL RISKS

As is the case with most international businesses, the Company manages a variety of financial risks, including currency and interest rates, liquidity, and credit risk. Fluctuations in exchange and interest rates may affect Wolters Kluwer's reported results. It is the Company's goal to mitigate the effects of exchange rate and interest rate movements on net income, equity, and cash flow. Whenever possible, the Company tries to establish this by creating natural hedges, i.e. income and expenses in the same currency and by matching assets and liabilities.

[12] Net investment is defined as the total of the equity investment in and long-term receivables from our U.S. holding company.

When natural hedges are not present, Wolters Kluwer tries to realize the same effect with the aid of financial instruments.

For this purpose, hedging ranges have been identified and strict policies and governance are in place covering the program. The Company only purchases or holds financial instruments for hedging purposes, and strict authorization procedures are in place and applied, and most of these instruments qualify for hedge accounting as defined in IAS 39. For additional disclosure about financial risks, please refer to Note 19 of the Consolidated Financial Statements.

Currency risk

The main currency risks identified by Wolters Kluwer are currency transaction and translation risks. The transaction risk exposure within individual Wolters Kluwer entities is considered to be limited. The prices that Wolters Kluwer charges its customers for products and services are mainly denominated in customers' local currencies. Given the nature of the business, almost all related costs are also incurred in those local currencies. Financial instruments to hedge transaction risk are not frequently used.

An instantaneous 1% depreciation of the U.S. dollar against the euro from their levels at December 31, 2004, with all other variables held constant, would have the following impact on the Company's financials:

APPROXIMATE IMPACT IN € MILLION	
Revenues	**(16)**
Operating income	**(1)**
Net income	**(1)**
Shareholders' equity	**(14)**

In order to hedge its net investment[12] in the United States, the Company currently has U.S. dollar forward contracts outstanding for a total notional amount of €595 million ($651 million), which represents a U.S. dollar balance sheet cover of approximately 30% (2003: approximately 26%). The total value of forward exchange contracts at spot rates (carrying value) at year-end 2004 was €254 million, of which €157 million is realized and will be received in 2005 (€99 million) and 2006 (€58 million).

Part of the interest charges have (through the use of financial instruments) been swapped into U.S. dollar. Of all interest charges, approximately 38% is payable in U.S. dollars (on principal amounts). An instantaneous 1% depreciation of the U.S. dollar against the euro from their levels at December 31, 2004, with all other variables held constant, would result in a decrease of approximately €0.2 million in the financing results.

Interest rate risk

The Company seeks to protect results and cash flow from interest rate movements, either by arranging fixed- or variable rate funding, through the use of derivative instruments (Interest Rate Swaps). Of the total interest portfolio (excluding cash and cash equivalents), approximately 24% is variable rate, and 76% is fixed rate. Efforts will be made to achieve a ratio of 67-75% at fixed and 33-25% at variable interest rate. All percentages are calculated on principal amounts.
If interest rates increased instantaneously by 1% from their rates on December 31, 2004, with all other variables held constant, net interest expense would decrease by approximately €1 million in 2005 due to the significant cash position of the Company. This impact is based on the outstanding position at year-end.

Liquidity risk

In order to reduce liquidity risk, Wolters Kluwer has established the following minimum requirements:

- Repayment of long-term debt should be spread evenly over time;
- Acquire funding at least one year in advance of all maturing long-term debt;
- Minimum headroom (sum of unused committed credit facilities, cash, and cash equivalents) of €500 million.

In June 2004, Wolters Kluwer arranged a new multi-currency credit facility of €750 million, refinancing the existing $600 million credit facility. The new credit facility has a maturity of five years with two extension options, potentially raising the maturity to seven years.
As Wolters Kluwer has access to unused committed credit facilities of €750 million and has cash and cash equivalents of €687 million, the headroom was approximately €1.4 billion at year end 2004 and reduces the liquidity risk of the Company significantly. No property has been collateralized or in any other way secured under these contracts.

Credit risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.
As of December 31, 2004, there are no customers with significant outstanding payments due Wolters Kluwer.
It is Wolters Kluwer's policy to conclude financial transactions, where possible, under ISDA (International Swap Dealers Association) master agreements. Cash is invested and financial transactions are concluded only with financial institutions with strong credit ratings. Furthermore credit limits per counterparty are in place.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Executive Board is responsible for the internal control within Wolters Kluwer and therefore has implemented a risk management and internal control system. The purpose of these systems is to identify any significant risks to which the Company is exposed and enable the effective management of these risks, to meet strategic and operational objectives, to ensure the reliability of the financial reporting, and to comply with relevant laws and regulations. The internal control systems are designed based on the COSO framework. The COSO recommendations are aimed to provide a reasonable level of assurance. Consequently, these systems can never provide absolute assurance regarding the achievement of the Company's objectives, or entirely prevent material errors, losses, fraud, and violation of applicable laws and/or regulations.

The Company employs various mechanisms to ensure that adequate internal control systems are maintained:

- A standard annual planning and reporting cycle, consisting of the annual Business Development Plan (three-year strategic plan) on a divisional and operational entity level, the annual budget, quarterly forecasts, and monthly financial reporting;
- Periodic business reviews are conducted, whereby the C-level of the operating companies and divisional management discuss the progress against plan and actions to mitigate business risks;
- Standard financial and non-financial procedures and policies, including Letters of Representation that have to be signed periodically by all CEOs and CFOs of the divisions and operating companies as well as relevant corporate staff members, our company values and whistle-blowers policies;

- The Company has an operational auditor and internal auditors to ensure compliance with its policies and procedures and detect and address internal control issues;
- Wolters Kluwer has implemented an internal control dashboard including all recommendations and outstanding issues coming from management reviews, internal audit, and external audit. The issues are actively followed-up.

In 2004, we continued to focus on establishing common Wolters Kluwer Internal Control standards. We have built a Wolters Kluwer Internal Control Framework that enables the risk management process to be repeatable, integrated, and structured along the COSO framework (control environment, risk assessment, control activities, information and communication, and monitoring).
The Internal Control Framework is based upon Generic Key Controls, reflecting all major business and financial processes. At the end of 2004, the implementation process of the Internal Control Framework is still ongoing.
As part of these activities, areas for further improvement in our risk management and internal control systems have been identified and the Company is taking the necessary steps to accomplish these improvements. We have a system (Internal Control Dashboard) in place to follow progress, and the Audit Committee, the Supervisory Board, and the external auditor are closely involved in monitoring this process and discussing findings with management.

content *in* context

Revolutionizing content *in* context

Name
Frans Rikhof
Position
Director
Company
Centre for Tax and Legal Knowledge & Libraries, Ernst & Young
Location
The Netherlands

What initially began as a six-month project to digitalize Ernst & Young's internal documentation back in 1992, has now developed into an intranet that hosts a full-blown tax and legal electronic library. Containing over several million documents, the vast majority comes from leading Dutch publisher, Kluwer.

"When we started to expand the project back in 1993, we approached Kluwer with the idea of including their products, *Vakstudie* and *Vakstudie Nieuws*. Vakstudie has been 'the Bible' for Dutch tax law professionals for over a hundred years, so it was the obvious backbone for our information system," explains Frans Rikhof, Director of the Centre for Tax and Legal Knowledge & Libraries at Ernst & Young. "At the time, the request we made was very unusual: we needed content that was quick, accurate, and *dynamic*, which is a huge difference to how things used to be. A real period of partnership followed, based on our requests for content that fits our particular context. It was revolutionary of Kluwer to meet this demand."
That partnership continues to this day.



"Kluwer content is the backbone of our information system"

"The solution that we have developed with Kluwer not only saves time, but the results are far more comprehensive as well. One of the big dangers in this business is missing information, but that also has now decreased dramatically."

Based on the overall risk profile of Wolters Kluwer, the status of the Internal Control Dashboard, and considering the ongoing implementation of the Internal Control Framework, the Executive Board believes that the elements for internal risk management and control systems are in place. The Company is currently engaged in the implementation process and expects to finalize this in the course of 2005. Within Wolters Kluwer, the design and effectiveness of the risk management and control systems are subject to continuous improvement, following the Company's continuing growth and changing risk profile. In the coming years, we will continue to give high priority to improving design and effectiveness, and further integrating the risk management and control systems into our daily operations, with the aim of providing an ever-increasing level of reasonable assurance that the relevant risks are identified and managed.

Corporate Governance

GENERAL

Corporate governance is an important subject for Wolters Kluwer. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the Company.

Important steps that have been taken with respect to corporate governance include:

- New by-laws of the Executive Board, the Supervisory Board, and its regular committees have been adopted;
- The remuneration policy and the Long-Term Incentive Plan for the Executive Board have been adopted and approved by the Annual General Meeting of Shareholders in 2004;
- The introduction of a whistle-blower policy;
- Further improvement of the internal risk management and control systems;
- Increased transparency by adding corporate governance-related information to the website (www.wolterskluwer.com);
- The decision to allow proxy voting for the first time to all shareholders and holders of depositary receipts during the Annual General Meeting of Shareholders in 2005
- Amendment of the Trust Conditions to bring them in line with the Dutch Corporate Governance Code;
- A proposal to amend the Articles of Association of the Company will be submitted to the General Meeting of Shareholders in 2005;

Wolters Kluwer now complies with all of the principles and best practice provisions of the Dutch Corporate Governance Code (the Code), unless stipulated otherwise in this chapter. An outline of the broad corporate governance structure and an explanation of deviances from the Code will be given in this chapter. Corporate governance will be discussed during the Annual General Meeting of Shareholders in 2005.

EXECUTIVE BOARD

The Executive Board is responsible for the strategy, policy, aims, and results of the Company. The members are appointed by the General Meeting of Shareholders. Reference is made to the proposed amendment of the Articles of Association of the Company for the procedure. The remuneration of the members of the Executive Board is determined by the Supervisory Board, based on advice of the Selection and Remuneration Committee of the Supervisory Board. In line with the Code, the remuneration policy and the Long-Term Incentive Plan (LTIP) for the Executive Board were adopted and approved by the General Meeting of Shareholders in 2004.

Under the LTIP, Executive Board Members can earn depositary receipts for ordinary shares after a period of three years. Granting of the shares is subject to clear and objective three-year performance criteria established in advance. After earning the shares, the Executive Board Members will not be restricted from selling them for a period of five years or until the end of their employment, as recommended in the Code *(Best Practice Recommendation II.2.3)*. Wolters Kluwer sees no reason to require the Executive Board Members to hold their shares for five years, because under the plan, grants recur on an annual basis and as such the Executive Board Members will always have a strong incentive to safeguard the long-term interests of the Company. A five year holding period will not add anything to this.

Because the Company is acting in a competitive international environment, it is of crucial importance to have enough flexibility with respect to remuneration and terms of employment when new Executive Board Members are appointed. The Company does therefore not commit to the Best Practice Recommendations in the Code regarding appointment of Executive Board Members for a term of four years and the maximum remuneration in the event of involuntary dismissal *(Best Practice Recommendations II.1.1 and II.2.7)*. In each case, the Company will honor existing contracts with Executive Board Members.

Wolters Kluwer has a very strict Code of Conduct for Insider Trading. The Executive Board is only allowed to trade during four Open Periods of two weeks, after publication of the annual, half-year, and quarterly results. There also are restrictions for trading in securities of peer group companies. Under the Wolters Kluwer Code of Conduct for Insider Trading, Executive Board Members are not compelled, however, to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code *(Best Practice Recommendation II.2.6)*. In the industry in which Wolters Kluwer operates, Board Members in general do not receive sensitive information about other Dutch listed companies in the ordinary course of business. Therefore, the Supervisory Board and the Executive Board see no added value for the Company to monitor trading in securities of all Dutch listed companies by members of the Executive Board.

SUPERVISORY BOARD

Wolters Kluwer has a two-tier board structure. The Executive Board Members are responsible for the day-to-day operations of the Company. The role of the Supervisory Board is to supervise the policies of the Executive Board and the general affairs of the Company and its affiliated companies, and to assist the Executive Board by providing advice.
The General Meeting of Shareholders appoints the members of the Supervisory Board. At present, all Supervisory Board Members are independent from the Company. The number of supervisory board memberships of all Supervisory Board Members is limited to such extent that the proper performance of their duties is assured.
None of the Supervisory Board Members is a member of more than five supervisory boards of Dutch listed companies, with any chairmanships counting as two memberships.
Wolters Kluwer considers it important that the Supervisory Board Members are well informed about the business and operations of the Company.
Towards this end, operating managers, including divisional Chief Executive Officers, hold presentations on their businesses on a regular basis. In addition, the Company facilitates visits to operating companies and individual meetings with staff and line managers.
The General Meeting of Shareholders shall determine the remuneration of the Supervisory Board Members.
The remuneration shall not depend on the results of the Company. The Supervisory Board Members do not receive shares or stock options by way of remuneration, nor shall they be granted loans. They are bound by the same Code of Conduct for Insider Trading as the Executive Board Members. They are not compelled to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code *(Best Practice Recommendation III.7.3)*, for the same reason as explained in the paragraph about the Executive Board.
At present, none of the Supervisory Board Members own any securities in Wolters Kluwer.

COMMITTEES

As part of its responsibilities, the Audit Committee focuses on the operation of internal risk management and control systems and, on the role and functioning of the internal audit department and external auditors. The Audit Committee consists of at least three people. At least one member of the Audit Committee is a financial expert.
The Supervisory Board also has installed a Selection and Remuneration Committee. Because appointments and remuneration are often closely related, the Supervisory Board sees no advantages in two separate committees. Installing two separate committees consisting of the same members would only increase the administrative burden.
In line with the Code, the Chairman of the Supervisory Board will not be the Chairman of the Selection and Remuneration Committee. The Committee shall in any event be responsible for drafting policies associated with remuneration within the Company and for a proposal to the Supervisory Board regarding the specific remuneration of individual Executive Board Members. It also is responsible for drawing up selection criteria and appointment procedures for Supervisory Board Members and Executive Board Members.

THE SHAREHOLDERS AND GENERAL MEETING OF SHAREHOLDERS

At least once a year, a General Meeting of Shareholders will be held. The agenda of the Annual General Meeting of Shareholders shall in each case contain the report of the Executive Board, the adoption of the financial statements, the report of the Supervisory Board, and the proposal to distribute dividends or other distributions. Resolutions to approve the management conducted by the Executive Board and the supervision exercised by the Supervisory Board shall be voted on separately. According to the proposed amendment of the Articles of Association, holders of shares or depositary receipts who alone or jointly represent at least half a percent (1/2%) of the capital of Wolters Kluwer or who represent a block of shares or

depositary receipts at least worth €50 million, will have the right to request the Executive Board or Supervisory Board to put new items on the agenda of the General Meeting of Shareholders. At the Stock Exchange, depositary receipts for ordinary shares (Depositary Receipts) are traded.
The Wolters Kluwer Trust Office issues the Depositary Receipts and holds the underlying ordinary shares.
The holders of Depositary Receipts can exchange their Depositary Receipts into ordinary shares under all circumstances and without limitation. Furthermore, Depositary Receipt holders will under all circumstances get the right to vote, regardless of the number of Depositary Receipts held by them, and can give a proxy to third parties. Therefore, the Depositary Receipts are not a measure against unfriendly takeovers. The reason for the issuance of Depositary Receipts is to prevent a (chance) minority of shareholders from controlling the decision-making process as a result of absenteeism at a General Meeting of Shareholders. All members of the Board of the Trust Office are independent from the Company. The Trust Conditions and Articles of Association of the Trust Office were changed in January 2005 to reflect the Code. In line with the Code, a separate meeting of Depositary Receipt holders was held in February 2005.
For more information on the Trust Office, reference is made to the report of the Trust Office (page 44 of this report).

content *in* context

Tailored tax solutions

Name
Shon Holyfield
Position
Senior Manager
Company
Tax, Cox Communications, Inc
Location
The United States


SalesTax.com

"At an 80,000 foot level, our job is to identify what's wanted and needed by the tax department's customers and make sure that we are delivering it accurately and with world-class customer service," says Shon Holyfield, *Senior Manager of Tax with* Cox Communications, Inc. "One of the many services the tax department provides is the execution of sales and use tax billing for its cable television and telephony customers."

Sales and use tax in the United States does not exist at a federal level. Instead, each state determines and promulgates its own laws and regulations for this tax. Almost every state has sub-jurisdictions as well. This results in a high-volume of varied compliance issues if you are in the business of selling and buying goods throughout the United States – like Cox Communications.

"It's not that any one state is terribly complex; it's just that it's so voluminous that it's nearly impossible to get your arms around it all.

"CCH's response was simple: happy to assist"

That is why we are implementing CCH's sales and tax use solution, *CCH ZIP®Comm and Cable Database*," explains Mr. Holyfield. "We chose CCH to help us with our work in this area because they are comprehensive, their automatic updates of changes in tax rates minimize errors, and they deliver excellent customer service. A perfect example: we recently asked CCH to reformat their extremely useful 'look-up tool' to fit our system. Their response was simple: no questions asked, happy to assist."

The only measure against unfriendly takeovers retained by the Company is the ability for the Wolters Kluwer Preference Shares Foundation to exercise its option to acquire newly issued preference shares. This gives the Executive Board time to study takeover proposals thoroughly and to consider alternatives. The Company believes this is in the interest of its shareholders. In this respect, it is important to note that all members of the Board of the Preference Shares Foundation are independent from the Company.

AUDIT FUNCTIONS

The Executive Board is responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board shall see to it that this responsibility is fulfilled. The external auditor is appointed by the General Meeting of Shareholders. Wolters Kluwer intends to have the auditor appointed by the General Meeting of Shareholders every four years, after a thorough assessment of the performance of the external auditor. In addition to this thorough assessment, the Executive Board and the Audit Committee shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The Supervisory Board has the discretion to put the appointment of the external auditor on the agenda of the General Meeting of Shareholders before the lapse of a four-year period, if so warranted. Reference is made to the Report of the Supervisory Board (page 39 of this report) for more information about the assessment of the external auditor and the proposal to reappoint the external auditor. The external auditor may be questioned by the General Meeting of Shareholders in relation to his auditor's opinion on the financial statements. The external auditor shall, therefore, attend and be entitled to address the General Meeting of Shareholders. In 2004 a new policy on auditor independence has been adopted, which is published on the Company's website (www.wolterskluwer.com). The internal auditor operates under the responsibility of the Executive Board. The external auditor and the Audit Committee are involved in drawing up the work schedule of the internal auditor. The findings of the internal auditor will be presented to the external auditor and the Audit Committee.

LEGAL STRUCTURE

The ultimate parent Company of the Wolters Kluwer Group is Wolters Kluwer nv. In 2002, Wolters Kluwer nv abolished the voluntary application of the structure regime ("structuurregeling"). As a consequence, the structure regime became applicable to Wolters Kluwer Nederland bv, which is the parent Company of the Dutch operating subsidiaries. Wolters Kluwer International Holding bv is the (in)direct parent company of the operating subsidiaries outside the Netherlands.

OUTLOOK 2005

The second year of our three-year strategy started with excellent renewal rates and continued strong subscription levels. We continue to invest in new, state-of-the-art products and services, and the reorganization completed in 2004 has made Wolters Kluwer a stronger, more vital company with employees rallying around the new strategy. This gives us the confidence that we are on our way to achieving the targets set out for 2005.

Our expected outlook for Wolters Kluwer as a whole in 2005 is (in constant currencies of USD/EUR 1.243):

- Organic top-line growth of 1-2%, after approximately €20 million product-line pruning;
- Operating margins of 15-16%, before restructuring charges of approximately €10 million;
- Cash conversion ratio of 95-105%
- Free cash flow of approximately €250 million;
- Return on invested capital of 6-7%;
- Ordinary earnings per share (EPS) of €0.92 - €1.01, including the impact of IFRS treatment on financing costs of €15 million;
- Costs savings upgrade to €80 - €90 million for 2005, long-term target €100 - €110 million.

Amsterdam, March 1, 2005
Executive Board

Report of the Supervisory Board

FINANCIAL STATEMENTS

The Executive Board has submitted the financial statements for the financial year 2004 to the Supervisory Board.
The Supervisory Board also took note of the reports and the statement by KPMG Accountants nv (as referred to in Article 26, paragraph 3 of the Company's Articles of Association), which have been discussed with them.
Taking KPMG's reports into account, the Supervisory Board signed the 2004 financial statements in the presence of the auditor and proposes to shareholders that they adopt these financial statements (see page 53 et seq of this report) at the Annual General Meeting of Shareholders on April 14, 2005. Resolutions to approve the management conducted by the Executive Board and to approve the supervision exercised by the Supervisory Board will be voted on separately at the Annual General Meeting of Shareholders.
It is proposed to distribute a dividend of €0.55 per share in cash or, at the option of our shareholders, in stock. Stock payments will be determined on April 25, 2005, after close of trading. Upon approval by the Annual General Meeting of Shareholders, the payments will be made as from April 27, 2005. This distribution is in line with the policy on additions to reserves and on dividends that will be discussed separately at the Annual General Meeting of Shareholders on April 14, 2005.

ACTIVITIES

The Supervisory Board held seven meetings in 2004. Each meeting started in the absence of the Executive Board Members. Each of the Supervisory Board Members attended five or more of these meetings. One of the meetings was combined with a working visit to operations in the United Kingdom, where local management gave a presentation.
In accordance with the Dutch Corporate Governance Code, the functioning of the Supervisory Board and the Executive Board, and the performance of the individual members of both boards were discussed in the absence of the Executive Board. The composition of the Supervisory Board, the Audit Committee, the Selection and Remuneration Committee, and the Executive Board were also discussed in the absence of the Executive Board.
The Executive Board keeps the Supervisory Board closely informed about the execution of the three-year strategy and strategic issues in general. The Supervisory Board actively discussed these matters with the Executive Board in 2004. All divisional CEOs and some managers of operating companies have given one or more presentations to the Supervisory Board in 2004, in order to give the Supervisory Board insight into the strategic issues facing the business. The Supervisory Board and Audit Committee also were informed about the general and financial risks of the business and about the results of an assessment of internal risk management and control systems.
For more information on internal risk management and control systems, reference is made to page 32 of this report.

The new € 750 million multi-currency credit facility was approved by the Supervisory Board in 2004. Other subjects discussed during the Supervisory Board meetings were the long-term strategy of the Company, acquisitions and divestments, hedging, and branding. The Supervisory Board also was informed about the new plans regarding management development and is very supportive of these plans. During the course of the year, the Executive Board informed the Supervisory Board on the course of business and important developments and decisions. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the Chairman and other members of the Executive Board.
The Supervisory Board closely monitors developments with respect to corporate governance. A separate meeting with a delegation of the Supervisory Board was held to discuss the implementation of the new Dutch Corporate Governance Code at Wolters Kluwer. The Supervisory Board determined new bylaws of the Supervisory Board and the Executive Board and the Terms of Reference of the Audit Committee and the Selection and Remuneration Committee, in order to bring them in line with the Corporate Governance Code. For more information about corporate governance and recent steps that have been taken to improve corporate governance, reference is made to page 35 of this annual report.

AUDIT COMMITTEE

The Audit Committee, comprising Messrs. Westdijk (Chairman), Baan, De Ruiter, and Scheffers (appointed in 2004), met on four occasions in 2004: during the preparation of the annual, half-year and quarterly results.

These meetings were held in the presence of representatives of the Executive Board, the external auditor and corporate staff members. Among the main items discussed were the financial results of the Company, the International Financial Reporting Standards, pensions, internal risk management and control systems, the recommendations and observations of internal and external auditors, the hedging policy, tax planning, the auditor independence policy, and the new €750 million multi-currency credit facility.
The Audit Committee has reviewed the proposed audit scope and approach, the audit fees, the independence of the external auditor, and the non-audit services provided by the external auditor.

ASSESSMENT OF THE EXTERNAL AUDITOR

In line with the Dutch Corporate Governance Code, a thorough assessment of the external auditor took place in 2004. The assessment was conducted through an extensive process including in-depth interviews with the Chairmen of the Audit Committee and Supervisory Board, members of the Executive Board, and key officers at both corporate and divisional level. Furthermore, electronic questionnaires were filled out by key financial officers at operating companies. The Audit Committee and Executive Board have informed the Supervisory Board of the results of the assessment. Based on these results the Supervisory Board proposes to the Annual General Meeting of Shareholders on April 14, 2005, to reappoint KPMG Accountants nv for a period of four years.
The Supervisory Board reserves the right to put the appointment of the external auditor on the agenda of the Annual General Meeting of Shareholders before the lapse of the four-year period if so warranted.

content *in* context

Quick and secure compliance

Name
Steve Bowley
Position
President and Compliance Director
Company
William Scott & Company
Location
The United States

"Securities is probably the most regulated business in the United States - perhaps in the world," declares Steve Bowley, President and Compliance Director of William Scott & Company. "I am responsible for ensuring that our organization complies with all rules and laws related to the securities industry, and that we also provide a comprehensive Written Supervisory Procedures (WSP) manual that details how we do so. Before coming on board with CCH's securities compliance solution, *CCH Wall Street*, this was an extremely time-consuming task for me."



"*CCH Wall Street* is an integral part of our organization"

"With *CCH Wall Street*, by answering a series of questions related to our company, a tailor-made WSP manual was automatically generated and populated. And there was no way I could reasonably have achieved this level of professionalism in a manual on my own," explains Mr. Bowley. "Another advantage is that it's published online. So any William Scott & Company employee can access the manual to review the rules as needed. *CCH Wall Street* has become an integral part of our organization and I anticipate it will remain that way."

SELECTION AND REMUNERATION COMMITTEE

This committee met two times in 2004. The committee consists of Messrs. Pennings (Chairman), Baan, and De Ruiter. The committee discussed the remuneration policy for the Executive Board, including the base salary, the new Long-Term Incentive Plan (LTIP) and the Short-Term Incentive Plan. At the Annual General Meeting of Shareholders on April 21, 2004, the remuneration policy was adopted and the LTIP was approved.

The Supervisory Board has decided, based on a proposal from the Selection and Remuneration Committee, to increase the salary of the individual members of the Executive Board in 2005. For more information about the remuneration of the Executive Board Members, reference is made to the Remuneration Report on page 42 of this annual report.

Based on a recommendation of the Selection and Remuneration Committee, the Supervisory Board proposes to the Annual General Meeting of Shareholders on April 14, 2005, an increase of the remuneration of the Supervisory Board Members in 2005. According to the proposal the annual remuneration will be as follows: €45,000 for the Chairman of the Supervisory Board, €40,000 for the Deputy Chairman and €35,000 for the other members. The compensation for the membership of the committees will remain unchanged at €5,000 for chairmen of the committees and €4,000 for members.

The committee also actively searched for a new member for the Supervisory Board in relation to the retirement of Mr. Westdijk in 2005. This has resulted in the nomination of Mr. P.N. Wakkie as a new member of the Supervisory Board at the Annual General Meeting of Shareholders on April 14, 2005.

COMPOSITION

Members of the Supervisory Board are appointed by the General Meeting of Shareholders. At last year's meeting on April 21, 2004, Mr. Van Miert was reappointed as member of the Supervisory Board. At the same meeting, Mr. Scheffers was appointed as member of the Supervisory Board.

Mr. Westdijk will retire after the Annual General Meeting of Shareholders in 2005 according to the rotation schedule, after having served as member of the Supervisory Board for three periods of four years. The Supervisory Board would like to express its gratitude to Mr. Westdijk for his dedication combined with a high level of expertise and his commitment to the company and the Supervisory Board .

Mr. Van Miert will resign as member of the Supervisory Board due to the increasing workload related to his other activities. The Supervisory Board would like to thank Mr. Van Miert for his commitment.

After careful consideration, the Supervisory Board proposes to the Annual General Meeting of Shareholders on April 14, 2005, to reappoint Ms. Frost as member of the Supervisory Board. Furthermore, the Supervisory Board proposes to appoint Mr. P.N. Wakkie as a new member of the Supervisory Board. Appointment of Mr. Wakkie fits the profile of the Supervisory Board because of his experience in the fields of Dutch and international legal matters, corporate governance and regulations, and knowledge of, and experience with, many of Wolters Kluwer's products. For more information on each of the Supervisory Board Members in accordance with the Dutch Corporate Governance Code, reference is made to page 10 of this report. All members of the Supervisory Board are independent from the Company within the meaning of Best Practice Provision III.2.2 of the Dutch Corporate Governance Code.

We would like to thank Mr. Yarrington, who stepped down from the Executive Board at the end of 2004, for his years of dedicated service to Wolters Kluwer.

Finally, we would like to take this opportunity to thank the Executive Board and all employees for their efforts in the past year.

Amsterdam, March 1, 2005

Supervisory Board
H. de Ruiter, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
A. Baan
A.J. Frost
K.A.L.M. Van Miert
H. Scheffers
N.J. Westdijk

Remuneration Report

During the Annual General Meeting of Shareholders (AGM) of April 21, 2004, the Remuneration Policy for members of the Executive Board for 2004 and subsequent years was adopted, and the Long-Term Incentive Plan approved. In accordance with the recommendations of the Dutch Corporate Governance Code, any material changes to Wolters Kluwer's Remuneration Policy for members of the Executive Board will be submitted to the AGM for adoption. As there are no material changes to the Remuneration Policy in 2005, it will not be an agenda item at the AGM on April 14, 2005.

The Supervisory Board, based on recommendations from its Selection and Remuneration Committee, determines remuneration of individual Executive Board Members.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

The Remuneration Policy planned by the Supervisory Board for 2005 and subsequent years is equal to the Remuneration Policy adopted at the Annual General Meeting of Shareholders on April 21, 2004. The goal for Executive Board remuneration is to align individual and Company performance, to strengthen long-term commitment to the Company and to attract and retain the best executive management.
The remuneration of Executive Board Members is based on surveys and analysis by internationally recognized firms specializing in executive compensation.
Because Wolters Kluwer is a global organization and its Executive Board represents diverse nationalities, remuneration is benchmarked against surveys from Dutch, other European and U.S. companies.
Remuneration for the Executive Board consists of three elements: a base salary, a Short-Term Incentive Plan (cash bonus) and a Long-Term Incentive Plan (performance shares). The base salary is determined annually. Both the short-term and long-term incentives vary according to performance. Variable elements of the remuneration package make up the largest portion of the Executive Board's total compensation. This reflects the philosophy that all senior executive compensation is linked to shareholder value.
The Short-Term Incentive Plan (STIP) grants to the Executive Board Members a cash bonus if specific targets are met. STIP objectives are financial criteria determined to create value, such as revenue growth and free cash flow.
Executive Board Members participate in pension schemes of their home countries, except in the Netherlands where an individually defined contribution plan is used, as detailed on page 91 of this report. In France, additional pension insurance has been arranged on top of the local scheme.
All current Executive Board members have (leaving aside retirement due to age) employment contracts for an indefinite period of time. Periods of notice vary between 30 and 90 days. The Company does not comply with the Best Practice Recommendations in the Dutch Corporate Governance Code regarding appointment for a limited term of four years and the maximum remuneration in the event of involuntary dismissal (see the explanation in the chapter about corporate governance on page 35 of this report). Existing contracts with current Executive Board members will be honored.

REMUNERATION EXECUTIVE BOARD IN 2004

Fixed and variable compensation and other considerations for members of the Executive Board are shown in detail on pages 91 and 92 of this report. In 2004, base salaries for Executive Board Members were not increased.
The annual bonuses granted in 2004 for performance in 2003 were based on the achievement of budgeted ordinary net income. The bonus for performance on target would have been 70% of the base salary; actual payout was 40% of base salary. The STIP bonus target for performance in 2004 with payout in 2005 for members of the Executive Board was based on free cash flow with a payout of 70% of base salary for performance on target and a maximum payout of 90% of base salary for a stretched target. The amount, payable in March 2005, will be 90% of base salary. Since this bonus is related to 2004 performance, this amount is included in the total remuneration for 2004 as shown on page 91 of this annual report.

LONG-TERM INCENTIVE PLAN FOR THE EXECUTIVE BOARD

At the Annual General Meeting of Shareholders on April 21, 2004, the implementation of a new Long-Term Incentive Plan (LTIP) for Executive Board Members was approved. The LTIP aligns the organization and its management with the strategic goals of the Company thus rewarding the creation of shareholder value. The plan uses performance shares and at the beginning of a three-year period a

conditional award of shares is established.
The total number of shares that the Executive Board Members will actually receive at the end of the three-year performance period depends on the achievement of predetermined performance conditions.

PERFORMANCE CONDITIONS

Rewards are based on the performance of Wolters Kluwer's Total Shareholder Return (TSR) in relation to a group of 15 peer companies. TSR is calculated as the share price appreciation over a three-year period including dividend reinvestment. The peer group consists of the following companies: Arnoldo Mondadori, Dow Jones & Company, Emap, Grupo PRISA, John Wiley & Sons, Knight Ridder, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, United Business Media, and VNU. This peer group represents the media companies from the Morgan Stanley Capital Index (MSCI), the most widely used index by media analysts.
The Executive Board can earn 0-150% of the number of conditionally awarded shares at the end of the three-year period depending on the improvement in Wolters Kluwer's TSR compared to the peer group. The plan for the first three-year period would pay out 100% of the number of conditionally awarded shares if TSR improved to a second quartile position for Wolters Kluwer (the fifth to eighth position). The conditional share awards for the Executive Board are determined by the comparable market information from Dutch, other European and U.S. companies.
The actual number of conditionally awarded shares over the period 2004-2006 can be found on page 91 of this report.
The Company's external auditor or an independent expert appointed by the Supervisory Board will verify whether the performance conditions have been met.

SENIOR MANAGEMENT REMUNERATION

Senior management remuneration consists of a base salary, a STIP and a LTIP. The senior management STIP is based on the achievement of specific objective targets that are linked to creating value for shareholders, such as revenue growth and cash flow. The LTIP targets of senior management are similar to those described for members of the Executive Board.

Amsterdam, March 1, 2005
Selection and Remuneration Committee

content *in* context

Increasing interactivity in the classroom

Name
Sam Thompson
Position
Head of Mathematics
Company
Acklam Grange School
Location
The United Kingdom

Acklam Grange has been a Specialist College of Mathematics and Computing since September 2003. Head of Mathematics, Sam Thompson, explains, "We implemented Nelson Thornes' blended learning solution, *EXP Maths*, from the beginning and still use it now; despite having seen many alternatives, it remains excellent value for money."

EXP Maths was developed in association with Keele University as part of a major research project into the use of interactive whiteboards to teach mathematics, and was extensively piloted in schools throughout the United Kingdom. As Ms. Thompson says, "*EXP* has brought mathematics to life. It has changed the way we used to teach, and pupils now participate much more actively in their lessons.

"Nelson Thornes' EXP Maths has changed the way we teach"

They love to come to the front of the class and use *EXP* on the interactive whiteboard. One of our pupils recently summed it up: 'Maths lessons are really interesting now and we really like it.' *EXP Maths* has definitely improved motivation and is a significant factor in improved results."

Report of the Stichting Administratie Kantoor Wolters Kluwer

(WOLTERS KLUWER TRUST OFFICE)

ACTIVITIES

The Board of the Trust Office met three times in 2004. The Board also attended the Annual General Meeting of Shareholders (AGM). The general developments at Wolters Kluwer, as well as the annual results 2003 and the half-year results 2004 were discussed with representatives of the Executive Board. More specifically, attention was paid to, for example, execution of the strategy, acquisitions, the International Financial Reporting Standards, and the performance of the Divisions. This enabled the Board of the Trust Office to gain good insight into developments at Wolters Kluwer. All information that was disclosed to the Trust Office was publicly known at the moment of disclosure. One of the meetings was entirely dedicated to discussing the Dutch Corporate Governance Code. This subject was also discussed during the other meetings. With respect to corporate governance, and the amendment of the Trust Conditions and Articles of Association of the Trust Office, the Board was advised by Mr. G.W.Ch. Visser (civil-law notary).

Prior to the AGM of 2004, the Board of the Trust Office discussed the agenda for this meeting. During this meeting the Board has thoroughly studied the proposal to adopt the remuneration policy and approve the Long-Term Incentive Plan for the Executive Board. Furthermore, representatives of the Executive Board have answered many questions from the Board of the Trust Office. Taking into account the (publicly available) information received prior to the AGM, and the discussions at the AGM, the Board of the Trust Office decided after careful consideration to support all proposals. The Board of the Trust Office represented 97.7% of the capital with voting rights that was present at the Annual General Meeting of Shareholders.

CORPORATE GOVERNANCE

The Board of the Trust Office extensively discussed (both during the meetings and in writing) the new Dutch Corporate Governance Code. The Board of the Trust Office agrees to the principle that depositary receipts for ordinary shares are a means of preventing a (chance) minority of shareholders from controlling the decision-making process as a result of absenteeism at an Annual General Meeting of Shareholders. The Trust Conditions and Articles of Association of the Trust Office have been amended on January 13, 2005, to bring them in line with the Dutch Corporate Governance Code.

All depositary receipt holders can in all circumstances and without limitation exchange their depositary receipts into ordinary shares and have the right to vote during shareholders meetings under all circumstances. Therefore, the depositary receipts are not an anti-takeover measure. The Board of the Trust Office would like to emphasize in this respect that although according to Dutch law it is possible to use depositary receipts as anti-takeover measure in case of threat of an unfriendly takeover (by not allowing depositary receipt holders the right to vote in such case), the Trust Conditions clearly state that, at Wolters Kluwer, no use will be made of this possibility in the law. Also in case of (a threat of) an unfriendly takeover all depositary receipt holders will be allowed to vote without limitation. Furthermore, during the AGM on April 14, 2005, all depositary receipt holders can for the first time give a proxy to third parties to vote on their behalf. The Board of the Trust Office would like to promote as much as possible that depositary receipt holders use the possibility to vote and supports simplifying the procedures as much as possible.
In this respect it is noted that the Company uses a record date for several years already. In line with the Dutch Corporate Governance Code, the new Articles of Association of the Trust Office explicitly stipulate that in exercising its voting rights, the Trust Office shall be primarily guided by the interests of the depositary receipt holders, taking the interests of the Company and its affiliated enterprises into account. According to the old Articles of Association, the Company appointed two of the five members of the Board of the Trust Office. In line with the Dutch Corporate Gouvernance Code the Board of the Trust Office has amended this stipulation in such a way that all members of the Board of the Trust Office will be appointed by the Board of the Trust Office and that all members have to be independent from the Company.

In line with the Dutch Corporate Governance Code, the Board of the Trust Office called for a meeting of holders of depositary receipts, which was held on February 1, 2005. At this meeting only 4.8% of the total capital of outstanding depositary receipts was present.
During this meeting, corporate governance was discussed. A big majority of the capital present at the meeting expressed its confidence in the Board of the Trust Office.

Prior to the meeting, a memorandum was made available for the holders of depositary receipts, in which an explanation was given how the Board of the Trust Office will deal with the relevant provisions of the Dutch Corporate Governance Code. This memorandum can be found on the Company's website (www.wolterskluwer.com) alongside the minutes of the meeting.

The Company provides the Board of the Trust Office with relevant information regularly. The Company shall however not disclose information to the Trust Office that has not been made public.

In line with the Dutch Corporate Governance Code, the Board of the Trust Office will annually publish a report, which will be posted on the website of the Company. Other information available on the website includes the Trust Conditions, the Articles of Association of the Trust Office, information regarding the members of the Board of the Trust Office, and the rotation schedule of the Board of the Trust Office.

The remuneration of the members of the Board of the Trust Office is €9,000 per year for the Chairman and €7,000 per year for the other members. If the members of the Board attend more than three meetings a year, the Chairman will receive an additional compensation of €1,300 per meeting and the other members will receive an additional compensation of €1,000 per meeting. Other costs related to the Trust Office in 2004 are the administration costs (€65,120), insurance costs (€2,675) and costs for the accountant (€3,500).

COMPOSITION OF THE BOARD OF THE TRUST OFFICE

In 2004, Mr. L. Traas resigned because the Dutch Corporate Governance Code stipulates that Board Members shall resign after three terms of four years.

Mr. S.D. de Bree has succeeded Mr. Traas as Chairman of the Board of the Trust Office. The Board of the Trust Office has appointed Mr. J.F.Th. Vugts as new member of the Board. The Board intends to reappoint Mr. Bolt as member of the Board of the Trust Office during the meeting of the Board of the Trust Office that will be held on April 6, 2005. In accordance with the Articles of Association, an advertisement has been placed in two Dutch nationally distributed newspapers and in the Official Price List of Euronext Amsterdam nv, in which this intention was announced and in which holders of depositary receipts were given the opportunity to recommend other persons in writing.

The members of the Board of the Trust Office have the following functions (including their most recent previous principle function):

Mr. S.D. de Bree: Former Chairman of the Executive Board of DSM nv; Chairman of the Supervisory Board of Stork nv; member of the Supervisory Board of Siemens Nederland nv; Board Member of Entergy Corporation; Chairman of the Boards of Stichting Preferente Aandelen Philips nv, and Stichting Administratiekantoor Koninklijke Grolsch.

Mr. H. Bolt: Former member of the Executive Board of CSM nv; Chairman of the Supervisory Board of Aegon Nederland nv; and Vice Chairman of the Supervisory Board of Schuitema nv.

Mr. S.C.J.J. Kortmann: Professor in Civil Law at the Radbout University in Nijmegen; Chaiman of the Board of the Research Centre Company and Law of this university; Deputy Justice of the Courts of Appeals of 's Hertogenbosch and Arnhem; member of the Supervisory Boards of SNS Reaal Groep nv, Kropman bv, and Dela Cooperatie; Chairman of the Boards of Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv, and Stichting Preferente Aandelen Fugro; member of the Boards of Stichting Continuïteit ING nv, Stichting Administratiekantoor van Aandelen Koninklijke Grolsch, Stichting Administratiekantoor SNS REAAL Groep nv, Stichting Preferente Aandelen Koninklijke Nedlloyd Groep, and Stichting Preferente Aandelen DSM; as well as Chairman or Member of Boards of some foundations focusing on educational programs for lawyers.

Mr. A.H.J. Risseeuw: Former Chairman of the Executive Board of Getronics nv; Chairman of the Supervisory Boards of KPN nv, Intergamma bv, Samas-Group nv, and Groeneveld bv; member of the Supervisory Boards of Heineken nv, and Blokker Holding bv; member of the Supervisory Board of TNO Delft; member of the Boards of the Administratiekantoor ING nv, and Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv; member of the Advisory Board of Deloitte & Touche in Rotterdam.

Mr. J.F.Th. Vugts: Former Chairman of the Executive Board of SNS REAAL Groep nv; Chairman of the Supervisory Boards of Alewijnse Holding bv, DKZET Offsetrotatie bv, and MercaChem bv; member of the Supervisory Board of Van Grinsven Drukkers bv and, Tennet bv; member of the Board of the Foundation Catholic University Nijmegen.

DEPOSITARY RECEIPTS

Depositary receipts were issued and redeemed in 2004 as follows:

Under administration at December 31, 2003	**282,717,094**
Depositary receipts issued in connection with stock dividend	**5,397,251**
Depositary receipts issued in exchange of registered shares	**625,126**
Depositary receipts redeemed	**-**
Under administration at December 31, 2004	**288,739,471**

Depositary receipts had been issued for 97% of the issued ordinary share capital at the balance sheet date.

Amsterdam, March 1, 2005

Board of Stichting Administratiekantoor
Wolters Kluwer
S.D. de Bree, *Chairman*
H. Bolt, *Deputy Chairman/Deputy Secretary*
S.C.J.J. Kortmann, *Secretary*
A.H.J. Risseeuw
J.F.Th. Vugts

STATEMENT

The Executive Board of Wolters Kluwer nv and the Board of Stichting Administratiekantoor Wolters Kluwer hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of the Foundation, as laid down in Appendix X to the Listing and Issuing Rules of Euronext nv, have been satisfied.

Amsterdam, March 1, 2005

Executive Board
Board of Stichting Administratiekantoor
Wolters Kluwer

Board of Stichting Administratiekantoor
Wolters Kluwer
p/a Apollolaan 153
P.O. Box 75248
1070 AE Amsterdam
The Netherlands
trustoffice@wolterskluwer.com

Report of Stichting Preferente Aandelen Wolters Kluwer

(WOLTERS KLUWER PREFERENCE SHARES FOUNDATION)

ACTIVITIES

The Board of the Preference Shares Foundation met twice in 2004. The annual figures of 2003, the third-quarter results of 2004, and the general developments at Wolters Kluwer were among the matters that were discussed. Furthermore, the Board of the Foundation discussed general developments with respect to corporate governance and the implementation of the Dutch Corporate Governance Code at Wolters Kluwer.
The Foundation acquired no preference shares during the year under review.

EXERCISE OF THE OPTION

The option on the preference shares is at present the only construction at Wolters Kluwer that can be regarded as protection against unfriendly takeover bids. The Foundation is entitled to exercise the option on the preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Exercise of the option gives the Executive Board the possibility to study proposals thoroughly and to compare these with alternatives.

COMPOSITION OF THE BOARD OF THE FOUNDATION

Mr. H.G. Bouwman retired by rotation in 2004. He has been reappointed. The Board of the Foundation consists entirely of persons having no association with Wolters Kluwer within the meaning of Appendix X to the Listing and Issuing Rules of Euronext Amsterdam nv.

Amsterdam, March 1, 2005

Board of Stichting Preferente Aandelen Wolters Kluwer
J.C.T. van der Wielen, *Chairman*
S. Bergsma
R.W.J.M. Bonnier
H.G. Bouwman
E.J.J.C. van Groeningen

STATEMENT

The Executive Board of Wolters Kluwer nv and the Board of Stichting Preferente Aandelen Wolters Kluwer hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of Stichting Preferente Aandelen Wolters Kluwer, as laid down in Appendix X to the Listing and Issuing rules of Euronext Amsterdam nv, have been satisfied.

Amsterdam, March 1, 2005

Executive Board
Board of Stichting Preferente Aandelen Wolters Kluwer

Partners in growth

Name
Bruce Polsky
Position
Chief Executive Officer
Company
AAN Press, The American Academy of Neurology
Location
The United States


AMERICAN ACADEMY OF NEUROLOGY
NEUROLOGY TODAY
LEVODOPA: IS IT NEUROTOXIC, NEUROPROTECTIVE – OR NONE OF THE ABOVE?
DEEP BRAIN STIMULATION: EXPERTS DEBATE RELATED NEUROPSYCHOLOGICAL RISKS
ALZHEIMER VACCINE: DOWN BUT NOT OUT

The launch of *Neurology Now*, our new magazine for neurology patients, would not be possible without the business and financial support of Wolters Kluwer's Lippincott Williams & Wilkins," states Chief Executive Officer of the American Academy for Neurology Press, Bruce Polsky. "Publishing expertise and readiness to invest in growth in the health market are critical elements that Wolters Kluwer brings to our partnership. Combine these with the Academy's intellectual property and the loyalty of its membership, and we are confident that this publication - the first broad-interest magazine for neurology - will outstrip even the phenomenal success of our last joint venture, *Neurology Today*."

"One thing that makes neurology so compelling," continues Mr. Polsky, "is that something like one in six Americans is impacted by a neurological ailment of one sort or another, whether that be Alzheimer's, epilepsy, multiple sclerosis or migraine. As many as 50 million people in the United States alone are affected by neurological illness."

"Historically, neurology was an area that, once a neurologist was able to diagnose a disorder - many of which were chronic, debilitating illnesses - there was not much more they could do. The difference today is that as a result of a number of medical advances, there are treatments that can either help to slow the course of disease or make coping with neurological disease a lot more bearable. Given the pace of advances, and the efficacy of a number of new therapies, we felt that it was an appropriate time to launch a patient magazine."

With almost 19,000 members in total, including 4,500 internationally-based, the not-for-profit American Academy of Neurology is the largest organization of neurologists in the world. Among the Academy's missions is to provide continuing education to physicians, to advance the funding for and dissemination of research, and to draft evidence-based guidelines for the practice of neurology – but in all these initiatives, the ultimate goal is improving the quality of life for patients and their caregivers.

> "As many as 50 million people in the United States alone are affected by neurological illness."

"We feel confident that Wolters Kluwer provides a strong, stable partnership for the Academy," states Mr. Polsky. With twenty-five years experience in publishing, he is ideally placed to evaluate the services Wolters Kluwer provides. "There is a new esprit de corps at the organization and staff are unified and focused on implementing a number of strategic initiatives vital to the growth of our partnership."

Neurology Now will publish quarterly both in print and online beginning in April 2005. The online version will be freely accessible in order to reach as many patients and caregivers as possible. A familiar practice by the Academy, Mr. Polsky explains, "The mission at the Academy is truly predicated on the well-being of patients and caregivers. It is our sense that making *Neurology Now* freely available to the public is an ideal way to advance that mission."

Report of the Trustee

Originally amounting €700 million 1% convertible unsubordinated bonds 2001 due 2006 of Wolters Kluwer nv

In compliance with the provisions of III, article 2 of the trust deed executed before Mr. C.J. Groffen, civil-law notary practicing in Amsterdam, on November 30, 2001, we report as follows.
Unless previously purchased, redeemed or converted as provided in the trust deed, the bonds will be redeemed at 107.88 % of their principal amount on November 30, 2006. Up to and including November 16, 2006, the bonds are convertible into depositary receipts, each issued for one ordinary share Wolters Kluwer nv with a nominal value of €0,12 at a conversion price of €31.

During the year under review, €67,905,000 in principal amount of bonds was purchased by the Company.
At December 31, 2004, the amount outstanding of the bonds was €422,128,000.
In compliance with I, article 9 of the trust deed, a sufficient stock of depositary receipts has been deposited with the Trustee as is needed to enable complete conversion of all the bonds in issue.

Wolters Kluwer nv is authorized to redeem all of the bonds outstanding:

1. provided that, within a period of thirty consecutive trading days, the closing price of depositary receipts of Wolters Kluwer nv on Euronext Amsterdam for twenty trading days shall have been at least 130% of the then applicable conversion price;
2. if 85% of the bonds originally issued have been converted or purchased.

Upon the occurrence of a "Change of Control", referred to in I, article 4.g, 5.c, and 17 of the trust deed, Wolters Kluwer nv will fix a date for early redemption of the bonds and notify the bondholders of such date and at the option of the bondholders redeem the bonds on the date fixed for redemption at its accreted principal amount on such date as stipulated in I, article 5 of the trust deed, together with interest accrued to such date.

Amsterdam, March 1, 2005

N.V. Algemeen Nederlands Trustkantoor ANT
L.J.J.M. Lutz, *Director*

Information for Shareholders

CAPITAL STOCK

The ordinary shares have a nominal value of €0.12.
The number of ordinary shares issued amounted to 297,673,617 on December 31, 2004 (2003: 292,051,797). The weighted average number of fully diluted ordinary shares used to compute the fully diluted per share figures was 310.1 million (2003: 309.3 million). Out of the money stock options are not included in this number. If these stock options are however taken into account, the total weighted average number of fully diluted shares was 318.9 million (2003: 318.7 million).

MARKET CAPITALIZATION ON DECEMBER 31, 2004

On the basis of ordinary shares issued: €4.4 billion (2003: €3.6 billion).

LISTING OF CAPITAL STOCK

Amsterdam (Euronext Amsterdam: WLSNC.AS, stock code 39588, ISIN code NL0000395887), and Frankfurt: depositary receipts for Wolters Kluwer ordinary shares.
USA (over-the counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts.

ADR TRUST OFFICE

Morgan Guaranty Trust Company of New York
60 Wall Street New York, NY 10260 United States

OTHER WOLTERS KLUWER SECURITIES

Wolters Kluwer Bonds listed in Amsterdam:

- 6.250% subordinated bonds, 1997/2007, NLG 500 million (€226 million) issued and outstanding (ISIN code XS0076781425)
- 5.250% senior bonds, 1998/2008, NLG 500 million (€227 million) (ISIN code NL0000121911)
- 5.125% subordinated bonds, 1998/2005, NLG 400 million (€182 million) issued and outstanding (ISIN code XS0092962710)
- 6.875% perpetual cumulative subordinated bonds 2001 €225 million issued and outstanding (ISIN code NL0000119105)

Wolters Kluwer Convertible Bond listed in Amsterdam:

- 1.000% convertible unsubordinated bonds, 2001/2006, €700 million issued; €422 million outstanding (ISIN NL0000119634)

Wolters Kluwer Bonds listed in Amsterdam and Luxembourg:

- 5.500% senior bonds, 1999/2006, €750 million issued; €214 million outstanding (ISIN code XS0101766110)
- 6.125% senior bonds, 2000/2005, €550 million issued; €170 million outstanding (ISIN code XS0121316235)
- 5.125% senior bonds, 2003/2014, €700 million issued and outstanding (ISIN code XS0181273342)

GEOGRAPHICAL SPREAD OF SHAREHOLDERS

Institutional investors hold the majority (75%) of the shares in Wolters Kluwer. With over 500 institutional investors in 25 countries, ownership is international in make up. Investors in North America had an interest of 40% in the Company in 2004 (2003: 35%), while European shareholders held an interest of 58% (2003: 62%). Below is a table showing the geographical spread of shareholders in approximate percentages on December 31, 2004, compared to the previous year.

SHAREHOLDERS (%)	2004	2003
North America	**40**	35
The Netherlands	**20**	24
The United Kingdom	**28**	24
Belgium/Luxembourg	**1**	2
Switzerland	**2**	2
France	**4**	3
Scandinavia	**-**	1
Germany	**2**	3
Other	**3**	6
TOTAL	**100**	**100**

SHAREHOLDINGS EXCEEDING 5%

In accordance with the Major Holdings in Listed Companies Disclosure Act (WMZ):

- Internationale Nederlanden Groep nv: 9.4%, disclosed on February 28, 1992.



Financial Statements 2004





Consolidated Profit and Loss Account

€ MILLIONS	2004		2003	
Revenues (Note 2)		**3,261**		3,436
Cost of revenues		**1,243**		1,354
GROSS RESULT		**2,018**		2,082
Sales costs	**532**		523	
General and administrative costs				
- General and administrative operating expenses (Note 5)	**965**		949	
- Amortization of goodwill and publishing rights (Note 6)	**238**		423	
- Exceptional restructuring expense (Note 7)	**44**		96	
Total operating expenses		**1,779**		1,991
OPERATING INCOME		**239**		91
Results from divestments (Note 3/8)		**71**		23
Income from investments (Note 9)		**6**		-
Interest income		**14**		33
Interest expense		**(111)**		(147)
INCOME BEFORE TAXATION		**219**		0
Taxation on income (Note 10)		**(85)**		(64)
Net results from associates (Note 14)		**1**		(3)
INCOME AFTER TAXATION		**135**		(67)
Minority interests (Note 11)		**-**		(2)
NET INCOME (LOSS)		**135**		**(69)**
Earnings per share (€)		**0.46**		(0.24)
Fully diluted earnings per share (€)		**0.46**		(0.24)

Consolidated Balance Sheet

BEFORE APPROPRIATION OF RESULTS

€ MILLIONS AS AT DECEMBER 31	2004		2003	
FIXED ASSETS				
Intangible fixed assets (Note 12)	**2,639**		3,042	
Tangible fixed assets (Note 13)	**208**		243	
Financial fixed assets (Note 14)	**97**		14	
TOTAL FIXED ASSETS		**2,944**		3,299
CURRENT ASSETS				
Inventories (Note 15)	**134**		146	
Accounts receivable (Note 16)	**1,031**		1,195	
Cash and cash equivalents (Note 17)	**687**		404	
TOTAL CURRENT ASSETS	**1,852**		1,745	
CURRENT LIABILITIES				
Deferred income	**586**		617	
Trade creditors	**318**		268	
Other current liabilities (Note 18)	**800**		468	
TOTAL CURRENT LIABILITIES	**1,704**		1,353	
WORKING CAPITAL		**148**		392
CAPITAL EMPLOYED		**3,092**		3,691

€ MILLIONS AS AT DECEMBER 31	2004		2003	
LONG-TERM LIABILITIES (Note 19)				
Subordinated bonds	**227**		410	
Bonds	**1,142**		1,312	
Convertible bonds	**422**		490	
Perpetual cumulative subordinated bonds	**225**		225	
Other loans from credit institutions	**77**		84	
TOTAL LONG-TERM LIABILITIES		**2,093**		2,521
PROVISIONS (Note 20)		**218**		306
GROUP EQUITY				
Issued share capital	**36**		35	
Share premium reserve	**91**		92	
Non-distributable reserve for translation differences	**(148)**		-	
Other reserves	**661**		803	
Unappropriated net income (loss)	**135**		(69)	
SHAREHOLDERS' EQUITY (Note 21)		**775**		861
Minority interests (Note 11)		**6**		3
TOTAL GROUP EQUITY		**781**		864
TOTAL FINANCING		**3,092**		3,691

Consolidated Cash Flow Statement

€ MILLIONS	2004		2003	
Operating income	239		91	
Depreciation	103		112	
Amortization of goodwill and publishing rights	238		423	
Exceptional restructuring expense	44		96	
Autonomous movements in working capital	107		34	
CASH FLOW FROM OPERATIONS		731		756
Paid financing costs	(62)		(134)	
Paid corporate income tax	(83)		(106)	
Appropriation of reorganization provisions	(55)		(24)	
Other	3		8	
		(197)		(256)
CASH FLOW FROM OPERATING ACTIVITIES		534		500
Net expenditure fixed assets	(73)		(92)	
Appropriation of acquisition provisions	(5)		(15)	
Acquisition spending	(56)		(97)	
Divestments of activities	(5)		500	
CASH FLOW INVESTMENTS		(139)		296
CASH FLOW SURPLUS		395		796
Cash receipts derivatives	35		23	
Movements in long-term loans	(418)		(432)	
Movements in short-term borrowings	353		(184)	
Dividend payments	(83)		(75)	
Dividend on own shares	2		2	
Repurchased shares	-		(10)	
CASH FLOW FINANCING		(111)		(676)
NET CASH FLOW		284		120
Cash and cash equivalents as at January 1	404		293	
Exchange differences on cash and cash equivalents	(1)		(9)	
		403		284
CASH AND CASH EQUIVALENTS AS AT DECEMBER 31		687		404

Summary of Significant Accounting Policies

Unless otherwise indicated the figures in these financial statements are in millions of euros.

Changes in Accounting Policies and Presentation in 2004

As of 2004, Wolters Kluwer nv (the Company) reports a functional profit and loss account. This further aligns the Company's internal and external reporting procedures and facilitates the comparison with results of the peers. For the same reason, the Company will deviate from the prescribed model F of the "Besluit modellen jaarrekening" as included in the "Richtlijnen voor de Jaarverslaggeving"; the exceptional restructuring expense is presented as a separate line item.

As of 2004, results from non-consolidated participating interests and minority interest of consolidated participations are no longer presented as one item in the profit and loss account, but presented separately as net results from associates and minority interests at the face of the profit and loss account.

As of 2004, the Company no longer presents minority interest as a separate item at the face of the balance sheet, but it forms part of group equity.
In line with the balance sheet presented before appropriation of results, net result for the year is shown separately as part of shareholders' equity.

These changes in presentation have no effect on revenues, net income, and equity.

Principles of Consolidation

The consolidation comprises Wolters Kluwer nv and all group companies in which Wolters Kluwer nv exercises a controlling influence on management and financial policy. Joint ventures are recognized using proportionate consolidation.
Insofar as compliant with the requirements for exemption in section 403 of the Dutch Civil Code, Book 2, Title 9, the financial statements of these subsidiaries have not been made up in accordance with the regulations laid down in the Dutch Civil Code, Book 2, Title 9.
The operational results of the subsidiaries that have been acquired or divested in the course of the year are included in the consolidated profit and loss account from or until the date of transfer of control. Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam.
As provided in section 402 of the Dutch Civil Code, Book 2, the profit and loss account of Wolters Kluwer nv includes only the after-tax results of participating interests, as Wolters Kluwer nv's figures are included in the consolidated financial statements.

Accounting Estimates

The preparation of financial statements in conformity with Dutch Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
Actual results may differ from those estimates.

Principles for the Valuation of Assets and Liabilities

GENERAL

The assets and liabilities are recorded at historical costs. Assets and liabilities not mentioned hereafter are recorded at face value, in the case of assets after deduction of necessary provisions.

FOREIGN CURRENCY

Foreign currency items in the balance sheet are translated at the exchange rates prevailing at the balance sheet date. The translation differences are reflected in the profit and loss account.
Transactions in foreign currencies are recorded at exchange rates prevailing at the transaction date.
The translation of assets and liabilities of consolidated foreign subsidiaries and related long-term loans in foreign currencies and related financial instruments is effected using the exchange rates, prevailing at the balance sheet date. The resulting translation differences are taken to shareholders' equity.
The results of the consolidated foreign subsidiaries are translated at the average exchange rates during the year. The arising differences between the average exchange rates and the year-end rates are taken to shareholders' equity.

The main exchange rates to the euro were:

€ =	2004	2003	2004	2003
	Rate at 31 December		Average rate	
US dollar	**1.36**	1.26	**1.24**	1.13
GB pound	**0.71**	0.71	**0.68**	0.69

INTANGIBLE FIXED ASSETS

Goodwill

Goodwill represents the difference between the cost of acquisition of an enterprise and the fair value of identifiable assets less identifiable liabilities acquired, taking into account related tax effects to the extent that these are considered realizable. The assets may include publishing rights not previously capitalized by the acquiree and other intangible fixed assets. The liabilities include provisions considered necessary for reorganizations and restructurings.

As from January 1, 1996, goodwill is capitalized and amortized on a straight-line basis over the estimated useful economic life of the business acquired. The estimated useful economic life is assumed not to exceed 20 years, unless there are compelling grounds on which to rebut this maximum.

The book value of goodwill is reassessed periodically on the basis of actual income and expectations of future cash flows. If and to the extent that goodwill is considered to be impaired in value, this is charged to the profit and loss account as an impairment.

Publishing rights

Publishing rights acquired from third parties, including subscription accounts and databases, are valued at the lower of cost or market value using the following methods:

- the value of publishing rights is established on the basis of discounted future cash flows. The rates used vary with the market share of the associated publishing right and its profitability;
- subscription accounts are valued on the basis of discounted future cash flows for a number of years, after allowing for compensation of other factors of production, including royalties;
- the value of publishing rights and subscription accounts has been based on an estimate of the cost of replacing or reproducing the asset.

Publishing rights acquired from third parties and valued as mentioned above are shown net of deferred taxation.

With effect from January 1, 2001, publishing rights are amortized over the estimated useful economic life, which is assumed not to exceed 20 years, unless there are compelling grounds on which to rebut this assumption. If and to the extent that publishing rights are considered to be impaired in value, this is charged to the profit and loss account as an impairment.

Other intangible fixed assets

Other intangible fixed assets relate to license fees, subscriber lists, information systems (for internal use), and depreciable publishing rights that are valued at cost less depreciation.

If and to the extent that other intangibles are considered to be impaired in value, this is charged to the profit and loss account as depreciation. Development costs of software are expensed as incurred until its technological and economic feasibility have been demonstrated. Capitalized software is depreciated using the straight-line method over the economic life of the software, not to exceed five years.

Amortization (applied to goodwill and publishing rights) and depreciation (applied to other intangibles) are calculated as follows:

Goodwill	**05-20 years**
Publishing rights	**05-20 years**
Other intangible fixed assets	**03-05 years**

TANGIBLE FIXED ASSETS

Tangible fixed assets, consisting of land and buildings, machinery and equipment and other fixed assets such as office equipment and vehicles are valued at cost less accumulated depreciation. Depreciation is calculated as follows:

Buildings	**20-30 years**
Machinery and equipment	**05-10 years**
Other	**03-10 years**

No depreciation is applied to land.

FINANCIAL FIXED ASSETS
Financial fixed assets include non-consolidated participating interests. Participating interests held on a permanent basis over which significant influence can be exercised are valued at net asset value according to the group's accounting principles. Other participating interests are valued at the lower of cost and market value.

INVENTORIES
Inventories are valued at the lower of cost and net realizable value, taking into account a systematically determined provision for obsolescence. Cost is determined using the first-in-first-out principle. The cost price of internally produced goods is generally the manufacturing and publishing cost. Trade goods purchased from third parties are valued at the purchase price.

ACCOUNTS RECEIVABLE
Trade and other accounts receivable are carried at face value less any provisions considered necessary. Accounts receivable include deferred tax claims to the extent these are considered realizable. Tax claims are calculated by the same method as used for determining the provision for deferred taxation.

FINANCIAL INSTRUMENTS
Results from financial instruments are accounted for in the same manner as the underlying exposure. Premiums and discounts are accounted for as interest charges and are amortized over the life of the financial instruments.

PROVISIONS
A provision is recognized if the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reasonably estimated.

Deferred taxation
The provision for deferred taxation is determined on the basis of the differences between commercial and tax valuations of assets and liabilities, at the applicable tax rate.

Reorganization/restructuring
The provision for reorganization/restructuring relates to provisions for integration of activities and other substantial changes of the organizational structure. Costs for terminations of employment and onerous contracts (such as costs for the termination of lease commitments and discontinuation of business lines) are taken into account.
The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

Employee benefits/pensions
The Company has arranged pension schemes in various countries for most of its employees, in accordance with the legal requirements, customs, and the local situation in the countries involved. These pension schemes are partly managed by the Company itself and partly entrusted to external entities, such as industry pension funds, Company pension funds, and insurance companies. In addition, the Company also provides certain employees with other benefits upon retirement. These benefits include contributions towards medical health plans in the United States, where the employer refunds part of the insurance premium for retirees or, in the case of uninsured schemes, bears the medical expenses himself while deducting the participants' contributions.
Defined benefit plan pension obligations are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, differences between the expected and actual return on the plan assets, as well as actuarial changes, are only recorded in the profit and loss account if the total of these accumulated differences and changes exceeds a bandwidth of 10% of the largest of the present value of the plan liabilities and the fair value of the related plan assets. The part that exceeds the bandwidth is charged to the profit and loss account over the members' remaining years of service. Changes of defined benefit obligations resulting from revised plans regarding prior service periods (past service cost) are recognized on a straight-line basis over the average period of the members' remaining years of service, so until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, the defined benefit plans, these changes are recognized in the profit and loss account immediately.
Gains or losses on curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. The gain or loss comprises any resulting change in the present value of the defined benefit obligations and in the fair value of the plan assets, and any related actuarial gains or losses and past service cost that had not been previously recognized.

A curtailment occurs when the Company is demonstrably committed to make a material reduction in the number of employees either as a result of a divestment or restructuring, resulting in substantial lower defined benefit obligations in the future.
The pension premiums of defined contribution plans are expensed as incurred.

MINORITY INTERESTS

Minority interests are carried at the third parties' share of the underlying shareholders' equity of the group Company concerned. Minority interests are classified as a separate component of group equity.

Principles for the Determination of Results

REVENUE RECOGNITION

Revenues represent the revenues billed to third parties net of value-added tax and discounts. Shipping and handling fees billed to customers are included in revenues. Subscription income received or receivable in advance of the delivery of services or publications is included in deferred income.

Goods

Revenue from the sale of goods is recognized upon shipment and transfer of the significant risks and rewards of ownership to the customer, provided that the ultimate collectibility and final acceptance by the customer is reasonably assured. Revenue from the sale of goods is recognized net of estimated returns.

Services

Revenue from the sale of services is recognized on a straight-line basis over the specified period, unless there is evidence that a different method better represents the stage of completion of the service at the balance sheet date. Revenues of products that consist of a combination of goods and services are recognized based on a split of the fair value of the individual components. If returns on a product category exceed a threshold, it is assumed that the transfer of the ownership of the product has only occurred upon receipt of the payment from the customer.

COST OF REVENUES

Cost of revenues comprises the directly attributable costs of goods and services sold and delivered. These costs include such items as the costs of raw materials, subcontracted work, other external expenses and salaries, wages and social charges for personnel to the extent that these costs are directly related to the goods and services sold and delivered. Royalties owed to professional societies relating to contract publishing, unless identified as an agency contract, are included in cost of revenues.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs include costs which are neither directly attributable to goods and services, nor costs of sales and marketing activities. This would include costs such as product development, ICT and general overhead.

EMPLOYEE BENEFITS/LONG-TERM INCENTIVE PLAN

The Company's Long-Term Incentive Plan qualifies as an equity-settled share-based payment plan. As a result, the Company recognizes the costs of the plan and the corresponding increase in equity, based on the fair value of the equity instruments granted, at the grant date. The costs are recognized ratably over the vesting period.

AMORTIZATION OF INTANGIBLE FIXED ASSETS

Amortization of goodwill and publishing rights includes both the amortization calculated using the straight-line method over the estimated useful economic life (with a maximum of 20 years unless there are compelling grounds on which to rebut this assumption) and impairments. Goodwill and publishing rights are tested for impairment annually. An impairment loss is recognized if the book value, computed as mentioned above, permanently exceeds the value of the asset.

EXCEPTIONAL ITEMS

Exceptional items are defined as items arising from circumstances or transactions that, given their size or nature, are clearly distinct from the ordinary activities of the Company. As a result of the strategic update as announced on October 30, 2003, a restructuring program has been initiated. The exceptional restructuring expense fully relates to this restructuring program.

TAXATION

Corporate taxation is calculated on the basis of income before taxation, taking into account the various local tax rates and regulations in the different countries. The effects of changes in tax rates on the provision for deferred taxation are taken to the profit and loss account if and to the extent that this provision was originally formed as a charge to the profit and loss account.
Gains and losses recognized directly in equity are disclosed net of tax.

MINORITY INTERESTS

The minority interest relates to the proportion of net income attributable to third parties, based on their share in the shareholders' equity of the group Company.

Principles Underlying the Cash Flow Statement

CASH FLOW FROM OPERATING ACTIVITIES

Cash flow from operating activities is calculated by the indirect method, by adjusting the consolidated operating income for exceptional items and expenses that are not cash flows (such as amortization and depreciation), and for movements in consolidated working capital. Operating cash flows also include the costs of financing of operating activities, income taxes paid on all activities, and spending on reorganization provisions.

CASH FLOW INVESTMENTS

Cash flow investments are those arising from investments in fixed assets, from the acquisition and divestment of subsidiaries and business activities. Cash flows connected to spending of provisions for reorganization/restructuring created by acquisition of subsidiaries are also comprised. Cash and cash equivalents available at the time of acquisition or divestment are deducted from the related payments or proceeds.

CASH FLOW FINANCING

Cash flow financing comprises the proceeds from issue and repayments of equity and debt instruments, including the cash receipts from derivatives. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flow.

IFRS

In accordance with the decision of the European Commission to require all companies listed on a stock exchange within the European Union to prepare its 2005 financial statements in accordance with IFRS, Wolters Kluwer will apply IFRS from January 1, 2005.

Since IFRS requires comparables to be restated for the reporting period prior to the first adoption of IFRS, Wolters Kluwer has thus also prepared its 2004 financials based on the IFRS prevailing per December 31, 2004, for comparison purposes only. These restated 2004 overviews are included in the Appendix to this report.

IFRS and their interpretation are however still subject to change. Thus the IFRS that will be prevailing per December 31, 2005, that should be applied to prepare the 2005 Financial Statements, including the 2004 comparable information, are unknown at this time. Therefore, the information contained in the appendix of this report has been prepared for information purposes only and could be subject to change.

We refer to the Appendix to this Annual Report.



Note 1 - Benchmark Figures

	2004	2003	% change constant currencies
Revenues	**3,261**	3,436	(1)
Ordinary EBITA	**521**	610	(10)
Ordinary EBITA margin (%)	**16.0**	17.8	
Ordinary net income	**311**	349	(4)
Free cash flow[13]	**456**	393	
Cash conversion ratio (CAR)[14]	**1.26**	1.09	
Return on invested capital (ROIC) (%)	**6.8**	7.1	
Net (interest bearing) debt[15]	**1,527**	1,900	
Guarantee equity[16]	**1,233**	1,499	
Shareholders' equity to total assets (ratio)	**0.16**	0.17	
Guarantee equity to total assets (ratio)	**0.26**	0.30	
Fully diluted ordinary EPS (€)	**1.04**	1.18	
Fully diluted free cash flow per share (€)	**1.51**	1.32	

[13] Free cash flow is defined as the cash flow available for acquisitions, payments of dividend to shareholders, down payments of debt, and repurchasing shares.
[14] Cash conversion is defined as cash flow from operations less net expenditure on fixed assets (Gross Cash Flow) divided by ordinary EBITA.
[15] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents, and value of related swaps and forward exchange contracts.
[16] Defined as: sum of subordinated bonds, perpetual cumulative subordinated bonds, and group equity.

RECONCILIATION OF BENCHMARK FIGURES

RECONCILIATION BETWEEN OPERATING INCOME, EBITA, AND ORDINARY EBITA	2004	2003
Operating income	**239**	91
Amortization of goodwill and publishing rights	**238**	423
EBITA	**477**	514
Exceptional restructuring expense	**44**	96
ORDINARY EBITA	**521**	610

RETURN ON INVESTED CAPITAL (ROIC)	2004	2003
Ordinary EBITA	**521**	610
Allocated tax	**(148)**	(183)
NET OPERATING PROFIT AFTER ALLOCATED TAX (NOPAT)	**373**	427
Average invested capital	**5,468**	6,004
ROIC (NOPAT/Average invested capital) (%)	**6.8**	7.1

RECONCILIATION BETWEEN NET INCOME AND ORDINARY NET INCOME	2004	2003
Net income (A)	135	(69)
Amortization of goodwill and publishing rights	238	423
Tax on amortization	(21)	(46)
Exceptional other income/results from divestments (after taxation)	(70)	(20)
Exceptional restructuring expense (after taxation)	29	61
ORDINARY NET INCOME (B)	**311**	**349**

RECONCILIATION BETWEEN CASH FLOW FROM OPERATIONS AND FREE CASH FLOW	2004	2003
Cash flow from operating activities	534	500
Net expenditure fixed assets	(73)	(92)
Appropriation of acquisition provisions	(5)	(15)
FREE CASH FLOW (C)	**456**	**393**

RECONCILIATION BETWEEN WEIGHTED AVERAGE NUMBER OF SHARES AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	2004	2003
IN MILLIONS OF SHARES		
Weighted average number of shares (D)	**295.6**	289.8
Long-Term Incentive Plan	**1.5**	-
Unsubordinated convertible bonds	**15.6**	22.0
Stock options	**0.6**	0.3
Repurchased shares	**(3.2)**	(2.8)
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (E)[17]	**310.1**	309.3

PER SHARE INFORMATION	2004	2003
Correction to income of 2.5% unsubordinated convertible bonds (net of taxes) on assumed conversion (F) (€ million)	**11.2**	15.9
Ordinary EPS (B/D) (€)	**1.05**	1.20
Fully diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€)	**1.04**	1.18
EPS[18] (A/D) (€)	**0.46**	(0.24)
Fully diluted EPS (minimum of EPS and [(A+F)/E]) (€)	**0.46**	(0.24)
Free cash flow per share (C/D) (€)	**1.54**	1.36
Fully diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E]) (€)	**1.51**	1.32

[17] Stock options that are not in the money and related interest are excluded from the diluted earnings per share calculation.
[18] Defined as: the profit or loss attributable to ordinary shareholders of the parent entity (the numerator) divided by the weighted average number of ordinary shares outstanding (the denominator) during the period.

Note 2 - Segment Reporting

BUSINESS BY DIVISION	HEALTH		CFS		TAL	
	2004	2003	2004	2003	2004	2003
Revenues	**623**	663	**437**	448	**596**	652
Cost of revenues	**294**	319	**134**	151	**170**	200
Gross result	**329**	344	**303**	297	**426**	452
Sales costs	**101**	106	**68**	52	**114**	113
Total general and administrative cost						
- General and administrative operating expenses	**125**	135	**152**	138	**173**	167
- Amortization of goodwill and publishing rights	**48**	51	**19**	25	**105**	204
- Exceptional restructuring expense	**4**	16	**6**	11	**3**	5
TOTAL OPERATING EXPENSE	**278**	308	**245**	226	**395**	489
OPERATING INCOME	**51**	36	**58**	71	**31**	(37)
Amortization of goodwill and publishing rights*	**48**	51	**19**	25	**105**	204
Exceptional restructuring expense	**4**	16	**6**	11	**3**	5
ORDINARY EBITA	**103**	103	**83**	107	**139**	172
Total capital employed at December 31	**519**	641	**157**	(152)	**958**	1,536
Depreciation	**17**	18	**16**	17	**20**	21
CAPEX	**9**	20	**15**	8	**12**	34
Cash flow from operations	**155**	106	**118**	125	**190**	212
Average number of FTEs	**2,164**	2,351	**2,789**	2,754	**4,115**	4,360
*of which impairment charges				1		87

The Company provides segment information in two formats. The primary segment reporting format is per division.[19] Internal deliveries between the divisions have been eliminated. The secondary segment reporting format is geographically. Given the alignment of the divisions with the geographical segments, the information of total book value of assets and net expenditures has not been presented separately as it can largely be derived from the primary segment reporting per division. The Asia Pacific region, which forms a relatively small part of the Company's operations, is primarily included in the Tax, Accounting & Legal division.

[19] The 2003 numbers have been restated in accordance with the 2004 organizational divisional structure.

LTRE		EDUCATION		CORPORATE		TOTAL	
2004	2003	2004	2003	2004	2003	2004	2003
1,296	1,371	**309**	302	**-**	-	**3,261**	3,436
511	554	**134**	130	**-**	-	**1,243**	1,354
785	817	**175**	172	**-**	-	**2,018**	2,082
215	221	**34**	31	**-**	-	**532**	523
387	379	**89**	87	**39**	43	**965**	949
56	114	**4**	14	**6**	15	**238**	423
30	45	**1**	13	**-**	6	**44**	96
688	759	**128**	145	**45**	64	**1,779**	1,991
97	58	**47**	27	**(45)**	(64)	**239**	91
56	114	**4**	14	**6**	15	**238**	423
30	45	**1**	13	**-**	6	**44**	96
183	**217**	**52**	**54**	**(39)**	**(43)**	**521**	**610**
610	680	**108**	111	**740**	875	**3,092**	3,691
41	46	**8**	8	**1**	2	**103**	112
30	30	**7**	5	**2**	2	**75**	99
230	287	**79**	58	**(41)**	(32)	**731**	756
7,731	8,504	**1,378**	1,481	**93**	90	**18,270**	19,540
	53		9		5		155

GEOGRAPHICAL SEGMENTS	2004	2003
Revenues were generated in the following regions:		
Europe	**1,711**	1,790
North America	**1,419**	1,491
Asia Pacific	**108**	119
Rest of the world	**23**	36
TOTAL	**3,261**	**3,436**

Note 3 - Acquisitions and Divestments

	2004		2003	
	Acquisitions	Divestments	Acquisitions	Divestments
Fixed assets	4	(34)	2	(1)
Current assets	1	(23)	29	(3)
Current liabilities	(11)	(29)	(24)	(13)
Long-term loans	12	-	(43)	-
Provisions	-	1	14	-
Minority interests	(4)	-	-	-
NET IDENTIFIABLE ASSETS AND LIABILITIES	2	(85)	(22)	(17)
Goodwill on acquisitions	40	-	127	-
CONSIDERATION	42	(85)	105	(17)

The cash effect of the acquisitions and divestments is:

	2004		2003	
	Acquisitions	Divestments	Acquisitions	Divestments
Consideration (payable)/receivable	(42)	85	(105)	17
Cash acquired/(disposed of)	1	(12)	(7)	6
Other assets obtained	-	(78)	-	-
Cash from (payables)/receivables	(15)	-	15	477
CASH INFLOW/(OUTFLOW)	(56)	(5)	(97)	500

The other assets obtained of €78 million relate to the ten Hagen & Stam transaction, according to which Wolters Kluwer obtained a 25.9% participation in the shares of Sdu Uitgevers B.V., and to the loan for financing the management buy out of Bohmann.

In 2004, four companies were acquired and a few participations were increased. The main acquisition was Summation Legal Technologies Inc., a strong player in the market for integrated litigation support software in the United States.

Other acquisitions were Telesoftware, a provider of tax compliance and payroll software in Spain, BEAM, a specialist mathematics education publisher, and SIAN, a provider of document management systems for CPAs.

In addition to the ten Hagen & Stam transaction, the Austrian publisher Bohmann and a few other small U.S.-based companies KnowledgePoint and Capitol Publishing Group were divested in 2004.

Note 4 - Personnel Costs[20]

SALARIES AND WAGES, SOCIAL SECURITY CHARGES, AND PENSIONS	2004	2003
Salaries and wages	**910**	939
Social security charges	**148**	141
Pension expenses	**24**	42
TOTAL	**1,082**	1,122

In 2004 an amount of €7.6 million has been expensed as part of salaries and wages for the shares conditionally granted under the long-term incentive plan.

AVERAGE NUMBER OF EMPLOYEES, EXPRESSED IN FULL TIME EQUIVALENTS	2004	2003
the Netherlands	**1,802**	2,311
Outside the Netherlands	**16,468**	17,229
TOTAL	**18,270**	**19,540**

Note 5 - Depreciation

	2004	2003
Intangible fixed assets	**44**	**49**
Tangible fixed assets	**59**	**63**
TOTAL	**103**	**112**

Note 6 - Amortization of Goodwill and Publishing Rights

	2004	2003
Amortization goodwill and publishing rights	**238**	268
Impairments	**-**	155
TOTAL	**238**	**423**

See note 2 for detail by division.

[20] Including the exceptional personnel-related restructuring costs of €26 million (see note 7), total personnel costs for 2004 would be € 1,108 million.

Note 7 - Exceptional Restructuring Expense

	2004	2003
Personnel-related restructuring costs	**26**	63
Onerous contracts/discontinuation costs	**18**	33
TOTAL	**44**	**96**

As a result of the strategic update as announced on October 30, 2003, a restructuring program has been initiated. The charge to exceptional restructuring expense fully relates to this restructuring program. The personnel-related restructuring costs mainly relate to severance payments.

The onerous contracts mainly relate to lease commitments of vacant offices due to the integration of businesses and discontinuation costs relate to the discontinuation of certain product lines.

Note 8 - Results from Divestments

	2004	2003
Results from divestments	**71**	23

The Company realized the results from divestments in 2004, mainly from the ten Hagen & Stam transaction, the Netherlands.

Note 9 - Income from Investments

	2004	2003
Income from investments	**6**	-

Income from investments relates mainly to dividend on the shares in Sdu Uitgevers B.V. obtained in 2004.

Note 10 - Taxation on Income

	2004	2003
Movements in overall tax position:		
POSITION AT JANUARY 1		
Tax receivable	**(37)**	(1)
Provision for deferred taxation	**8**	59
Deferred tax assets	**(250)**	(269)
OVERALL TAX POSITION	**(279)**	(211)
MOVEMENTS		
Total taxation on income	**85**	64
Acquisitions/divestments	**(1)**	(10)
Tax payments	**(83)**	(106)
Exchange differences and other movements	**68**	(16)
TOTAL MOVEMENTS	**69**	**(68)**
POSITION AT DECEMBER 31		
Tax receivable	**(2)**	(37)
Provision for deferred taxation	**10**	8
Deferred tax assets	**(218)**	(250)
OVERALL TAX POSITION	**(210)**	**(279)**
Reconciliation from the normative to the actual taxation on income is as follows:		
Normative taxation on income	**69**	(8)
Tax effect of:		
Non tax-deductible intangible fixed assets	**71**	118
Financing activities	**(33)**	(33)
Utilization of tax losses carry forward	**(3)**	(5)
Tax exemption on results from divestments	**(23)**	(6)
Tax incentives and other	**4**	(2)
TAXATION ON INCOME	**85**	**64**

Wolters Kluwer has applied the CFA regime as from 1999 and based on the EC decision of February 18, 2003, regarding a state aid investigation against the CFA regime, Wolters Kluwer is of the opinion that this regime can be applied until December 31, 2008. This treatment has been confirmed by the Dutch tax authorities. The impact of the decrease of the Dutch income tax rate from 34.5% to 31.5% in 2005 on the deferred tax position of the Company as at December 31, 2004, is not material due to low deferred tax positions in the Netherlands.

Note 11 - Minority Interests

Wolters Kluwer's share in the most important consolidated participations that are not fully owned at December 31, 2004, were:

%		Ownership
Akadémiai	(Hungary, Budapest)	74.0
Cedam	(Italy, Padova)	50.0

Minority interest of consolidated participations in the income of the Company in 2004 was nil (2003: €2 million loss). Minority interests in the equity of consolidated participations, totaling €6 million (2003: €3 million), are based on the third-party shareholding in the underlying shareholders' equity.

Note 12 - Intangible Fixed Assets

	Goodwill	Publishing rights	Other	2004	2003
POSITION AT JANUARY 1					
Purchase value	3,335	1,245	284	4,864	5,254
Cumulative amortization, depreciation, and impairments	(1,099)	(558)	(165)	(1,822)	(1,463)
BOOK VALUE AT JANUARY 1	2,236	687	119	3,042	3,791
MOVEMENTS					
Investments	-	-	36	36	46
Acquisitions	40	-	-	40	127
Divestments	(20)	(9)	(2)	(31)	(1)
NET EXPENDITURES	20	(9)	34	45	172
Amortization and depreciation	(173)	(65)	(44)	(282)	(317)
Impairments	-	-	-	-	(155)
Reclassifications	(30)	30	-	-	-
Exchange differences and other movements	(119)	(35)	(12)	(166)	(449)
TOTAL MOVEMENTS	(302)	(79)	(22)	(403)	(749)
POSITION AT DECEMBER 31					
Purchase value	3,165	1,179	233	4,577	4,864
Cumulative amortization, depreciation and impairments	(1,231)	(571)	(136)	(1,938)	(1,822)
BOOK VALUE AT DECEMBER 31	1,934	608	97	2,639	3,042

Note 13 - Tangible Fixed Assets

	Land and Buildings	Machinery and equipment	Other fixed assets	2004	2003
POSITION AT JANUARY 1					
Purchase value	147	40	441	628	683
Cumulative depreciation	(47)	(30)	(308)	(385)	(387)
BOOK VALUE AT JANUARY 1	100	10	133	243	296
MOVEMENTS					
Investments	2	1	34	37	46
Acquisitions	-	-	-	-	2
Divestments	-	-	(3)	(3)	(1)
NET EXPENDITURES	2	1	31	34	47
Depreciation	(5)	(3)	(51)	(59)	(63)
Exchange differences and other movements	(3)	(2)	(5)	(10)	(37)
TOTAL MOVEMENTS	(6)	(4)	(25)	(35)	(53)
POSITION AT DECEMBER 31					
Purchase value	146	30	406	582	628
Cumulative depreciation	(52)	(24)	(298)	(374)	(385)
BOOK VALUE AT DECEMBER 31	94	6	108	208	243

Note 14 - Financial Fixed Assets

	Associates/ Investments	Receivables	2004	2003
BOOK VALUE AT JANUARY 1	**9**	**5**	**14**	20
Impairments of non-consolidated participating interests	-	-	-	(5)
Divestments of non-consolidated participating interests	-	-	-	(2)
Obtained in exchange for sale of assets	**70**	**8**	**78**	-
Acquisitions	**4**	-	**4**	-
Net results from associates	**1**	-	**1**	(3)
Other movements	**(1)**	**1**	-	4
BOOK VALUE AT DECEMBER 31	**83**	**14**	**97**	**14**

The financial fixed assets obtained in exchange for sale of assets of €78 million relate to the divestment of ten Hagen & Stam in exchange for a 25.9% participation in the shares of Sdu Uitgevers B.V. and to the loan granted to management to purchase the shares of Bohmann. These are recognized at fair value on the date of the transaction.

The most important non-consolidated participating interests at December 31, 2004, were:

%		Ownership
Boekhandels Groep Nederland	(the Netherlands, Deventer)	32.8
Manz Iura, Manz Schulbuch	(Austria, Vienna)	40.0
Sdu Uitgevers B.V.	(the Netherlands, the Hague)	25.9

Note 15 - Inventories

	2004	2003
Raw materials	**7**	8
Work in progress	**29**	33
Finished products and trade goods	**98**	105
TOTAL	**134**	**146**

At December 31, 2004, the provision for obsolescence deducted from inventory book values totaled €74 million (2003: €71 million).

Note 16 - Accounts Receivable

	2004	2003
Trade receivables	**426**	517
Deferred tax assets	**218**	250
Prepayments	**84**	119
Tax receivable	**2**	37
Value at spot rates of forward exchange contracts	**254**	252
Other receivables	**47**	20
TOTAL	**1,031**	1,195

At December 31, 2004, the provision for doubtful accounts amounted to €36 million (2003: €47 million).
The deferred tax assets, which are capitalized to the extent that it is more likely than not that taxable income will be available against which the loss carry-forwards and temporary differences can be utilized, include €181 million (2003: €197 million) due in more than one year.
The value at spot rates of forward exchange contracts includes €136 million due in more than one year (2003: €219 million). These contracts are closed with some high-quality credit institutions with strong ratings.
The bond discount as at December 31, 2004, which is presented under "other receivables" amounted €5.5 million (2003: €5.5 million).

Note 17 - Cash and Cash Equivalents

	2004	2003
Deposits	**637**	351
Cash and bank balances	**50**	53
TOTAL	**687**	**404**

Note 18 - Other Current Liabilities

	2004	2003
Bonds	**353**	-
Salaries, holiday allowances	**108**	93
Royalties payable	**69**	89
Other liabilities and accruals	**69**	92
Social security premiums and other taxation	**57**	56
Interest payable	**86**	49
Reorganization/restructuring commitments	**51**	60
Acquisition payments	**7**	29
TOTAL	**800**	**468**

Note 19 - Financial Instruments

LONG-TERM LOANS	2004	2003
Subordinated convertible staff bonds	**1**	2
Subordinated bonds	**226**	408
Bonds	**1,142**	1,312
Unsubordinated convertible bonds	**422**	490
Perpetual cumulative subordinated bonds	**225**	225
Other loans from credit institutions	**77**	84
LONG-TERM LOANS	**2,093**	2,521
Short-term loans (due within 1 year)	**375**	35
Minus:		
Cash and cash equivalents	**(687)**	(404)
Value at spot rates of forward exchange contracts	**(254)**	(252)
NET (INTEREST BEARING) DEBT	**1,527**	**1,900**

BREAKDOWN OF LONG-TERM LOANS	Nominal interest rate	Repayment commit-ments 1-5 years	> 5 years	2004	2003
Subordinated convertible staff bonds 2000-2005	5.500%	-	-	-	1
Subordinated convertible staff bonds 2002-2007	3.000%	**1**	-	**1**	1
Subordinated bonds 1998-2005	5.125%	-	-	-	182
Subordinated bonds 1997-2007	6.250%	**226**	-	**226**	226
Bonds 2000-2005	6.125%	-	-	-	170
Bonds 1999-2006	5.500%	**215**	-	**215**	215
Bonds 1998-2008	5.250%	**227**	-	**227**	227
Bonds 2003-2014	5.125%	-	**700**	**700**	700
Unsubordinated convertible bonds 2001-2006	1.000%	**422**	-	**422**	490
Perpetual cumulative subordinated bonds	6.875%	-	**225**	**225**	225
Multicurrency roll-over facility 2004-2009		-	-	-	-
Other loans		**27**	**50**	**77**	84
TOTAL		**1,118**	**975**	**2,093**	**2,521**

The nominal interest rates on the bonds mentioned above are all fixed until redemption, except for the variable interest rate on the multicurrency roll-over facility.

Loan Maturity

The following amounts of long-term loans as of December 31, 2004, are due within and after five years:

LOAN MATURITY

IN € MILLIONS	Amounts
2005	375
2006	645
2007	236
2008	232
2009	5
Due after 2009	975
TOTAL	**2,468**

SUBORDINATED BONDS

Wolters Kluwer has outstanding subordinated bonds of €183 million due 2005 (NLG 400 million) and €227 million due 2007 (NLG 500 million).
Subordinated bonds define that subordinated obligations of the Company rank pari passu without any preference among themselves and with all other present and future equally subordinated obligations of the Company.

BONDS

Wolters Kluwer has unsubordinated bonds outstanding for an amount of approximately €1,312 million.
On November 19, 2003, Wolters Kluwer issued unsubordinated bonds due 2014 with a nominal value of €700 million. The coupon on the bonds is 5.125% with an issue price of 99.618%. Additionally, Wolters Kluwer has outstanding unsubordinated bonds of €170 million due 2005, €215 million due 2007, and €227 million due 2008.

UNSUBORDINATED CONVERTIBLE BONDS

On November 30, 2001, a convertible (unsubordinated) bond loan with a nominal value of €700 million was issued. The conversion price was fixed at €31.00 per depositary receipt issued for one ordinary share of Wolters Kluwer. The issue price of the bonds was 100%. The coupon was set at 1.00% per annum. The yield to maturity was set at 2.50%, and the bonds will be redeemed at 107.88% of their principal amount on the maturity date (November 30, 2006), unless previously redeemed, converted or purchased and cancelled.

The convertible bonds will at any moment be valued against the accreted principal while the corresponding coupon costs and accrued redemption premium are charged to the profit and loss account. The issuing costs are capitalized and amortized over five years. Over 2003, Wolters Kluwer repurchased approximately €210 million at an average price of 101.25. Over 2004, Wolters Kluwer repurchased approximately €68 million at an average price of 104.24, resulting in an outstanding balance of €422 million per 2004.

PERPETUAL CUMULATIVE SUBORDINATED BONDS

On May 14, 2001, a perpetual cumulative subordinated bond loan with a nominal value of €225 million was issued. The issue price of the bonds was 100%. These bonds bear interest at 6.875%. Wolters Kluwer has the right to redeem the loan as from May 2008.
Wolters Kluwer is allowed to refrain from paying interest if there is not declared or made available any dividend for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy, Wolters Kluwer has no obligation to pay any accrued interest, the nominal amounts of the bond will then become a subordinated liability. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes.

MULTI-CURRENCY SYNDICATED CREDIT FACILITY

In July 2004, Wolters Kluwer has signed a €750 million multi-currency credit facility. The transaction raised commitments from thirteen banks across Europe, the United States, and Australia. The credit facility has a maturity of five years with two extension options of a year, potentially raising the maturity to seven years.

MARKET VALUE OF LONG-TERM LOANS, SWAPS, AND FORWARD EXCHANGE CONTRACTS	DECEMBER 31, 2004		DECEMBER 31, 2003	
	Carrying value	Fair value	Carrying value	Fair value
Long-term loans[21]	**(1,773)**	**(1,898)**	(1,823)	(1,852)
Unsubordinated convertible bonds[21]	**(440)**	**(441)**	(501)	(494)
Perpetual cumulative subordinated bonds[21]	**(233)**	**(237)**	(232)	(227)
Interest rate swaps	**-**	**33**	-	26
Forward exchange contracts	**254**	**239**	252	224

The carrying value of forward exchange contracts amounts to €254 million (2003: €252 million) of which €157 million is realized and will be received in 2005 (€99 million) and 2006 (€58 million). The value of forward contracts mitigates the loss on equity, resulting from a deteriorating U.S. dollar over 2004. The fair value of outstanding long-term loans at the balance sheet date can deviate from the value at which they have been recorded in the balance sheet. The fair value of swaps, which Wolters Kluwer uses to hedge the exchange rate and interest risks (cross currency swaps and interest rate swaps) and the forward contracts have been included in the table above. This fair value is determined based on the discounted value method or listings from financial institutions.

[21] Carrying value is defined as book value including accrued interest less the capitalized portion of the issuing costs.

Note 20 - Provisions

	2004	2003
Provision for pensions	**148**	227
Other post-employment obligations	**27**	28
Reorganization/restructuring commitments	**33**	43
Deferred taxation	**10**	8
TOTAL	**218**	**306**

The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

Provision for Pensions

ACTUARIAL ASSUMPTIONS

The following weighted average actuarial assumptions were employed to determine the net periodic pension and post retirement plans' expense and the net liability.

ACTUARIAL ASSUMPTIONS	2004	2003
PENSION SCHEMES (%)		
Discount rate	**4.9**	5.3
Expected return on assets	**5.8**	6.3
Average increase salaries	**3.5**	2.9
POST RETIREMENT MEDICAL PLANS (%)		
Discount rate	**6.0**	6.8
Medical trend rate	**5.0**	9.5

The mortality tables used are generally accepted in the applicable countries. The average increase in salaries is based on the non-closed pension plans. The medical trend rate has decreased significantly in 2004 because of the change of the post-retirement medical plan in the United States.

PLAN LIABILITIES AND ASSETS

	2004	2003	2004	2003
	Pension plans		Post-retirement medical plans	
Fair value at January 1	**816**	834	**120**	127
Service costs	**15**	20	**3**	5
Interest costs	**43**	42	**5**	7
Benefits paid	**(31)**	(32)	**(5)**	(5)
Actuarial (gain) or loss	**100**	(22)	**(14)**	7
Employee contributions	**7**	6	**-**	1
Curtailment (gain) or loss	**(18)**	-	**-**	-
Exchange rate gain or (loss)	**(18)**	(33)	**(7)**	(22)
Plan amendments	**5**	1	**(28)**	-
FAIR VALUE AT DECEMBER 31	**919**	816	**74**	120
PLAN ASSETS				
Fair value at January 1	**727**	699	**-**	-
Return on plan assets	**67**	55	**-**	-
Benefits paid by fund	**(34)**	(32)	**(5)**	(5)
Employer contribution	**57**	21	**5**	4
Employee contribution	**7**	6	**-**	1
Exchange rate gain or (loss)	**(7)**	(22)	**-**	-
FAIR VALUE AT DECEMBER 31	**817**	727	**0**	0
FUNDED STATUS				
Funded status at December 31	**102**	89	**74**	120
Unrecognized past service costs	**(5)**	-	**15**	-
Unrecognized net gain or (loss)	**(41)**	30	**3**	(12)
NET LIABILITY AT DECEMBER 31	**56**	119	**92**	108
PENSION COSTS				
Service costs	**15**	20	**3**	5
Interest costs	**43**	42	**5**	8
Expected return on assets	**(46)**	(42)	**-**	-
Amortization unrecognized past service costs	**-**	-	**(13)**	-
Amortization unrecognized net (gain) or loss	**(2)**	-	**-**	-
TOTAL PENSION COSTS	**10**	20	**(5)**	13

The amortization of unrecognized past service costs of €13 million relates to the 2004 plan change in the United States.

The curtailment gain of €18 million relates to the restructuring programs in the Netherlands and Belgium, and the divestment of ten Hagen & Stam.

Provision for Reorganization/Restructuring Commitments

	2004	2003
Position at January 1	**43**	42
Add: short-term commitments	**60**	21
TOTAL AT JANUARY 1	**103**	63
MOVEMENTS		
Addition charged as exceptional restructuring expense	**44**	96
Addition charged to ordinary operating result	**2**	4
Addition in respect of acquisitions	**-**	2
TOTAL ADDITIONS	**46**	102
Appropriation of acquisition provisions	**(5)**	(15)
Appropriation of exceptional reorganization provisions	**(52)**	(16)
Appropriation of reorganization provisions	**(5)**	(8)
Exchange differences and other movements	**(3)**	(23)
TOTAL APPROPRIATIONS	**(65)**	(62)
Total at December 31	**84**	103
Less: short-term commitments	**(51)**	(60)
POSITION AT DECEMBER 31	**33**	43

Note 21 - Shareholders' Equity

	Issued share capital	Share premium reserve	Other reserve	Non distributable reserve for translation differences	Unappro-priated result	Share-holders' equity
BALANCE AT JANUARY 1, 2003	34	93	1,069	51	-	1,247
Change in accounting principles	-	-	31	-	-	31
Unappropriated net income (loss)	-	-	-	-	(69)	(69)
Exchange rate differences	-	-	(214)	(51)		(265)
Total comprehensive income (loss), net of tax	-	-	*(183)*	*(51)*	*(69)*	*(303)*
Cash dividend 2002	-	-	(73)	-	-	(73)
Stock dividend 2002	1	(1)	-	-	-	-
Repurchased shares	-	-	(10)	-	-	(10)
BALANCE AT DECEMBER 31, 2003	35	92	803	0	(69)	861
BALANCE AT JANUARY 1, 2004	35	92	803	0	(69)	861
Unappropriated net income (loss)	-	-	-	-	135	135
Exchange rate differences	-	-	-	(148)		(148)
Total comprehensive income (loss), net of tax	-	-	-	*(148)*	*135*	*(13)*
Appropriation of result previous year	-	-	(69)	-	69	0
Share-based payments	-	-	8	-	-	8
Cash dividend 2003	-	-	(81)	-	-	(81)
Stock dividend 2003	1	(1)	-	-	-	0
BALANCE AT DECEMBER 31, 2004	36	91	661	(148)	135	775

Share Capital

The authorized capital amounts to €143.04 million consisting of €71.52 million ordinary shares (nominal value €0.12) and €71.52 million preference shares. The issued share capital consists of ordinary shares. The number of issued ordinary shares increased from 292.1 million to 297.7 million as a result of stock dividend.

To cover the dilutive effect of stock options the Company has, as per the balance sheet date, 3.2 million repurchased shares in stock. Depositary receipts had been issued for 97% of the issued ordinary share capital (288.7 million shares).

Dividends

Of the 2003 dividend, 51.3% was distributed as cash dividend (2002: 48.4%).

Share-based payments

Share-based payments relate to the equity-settled Long-Term Incentive Plan 2004-2006.

Note 22 - Share-based Payments

Long-Term Incentive Plan 2004-2006

In late 2003, a new strategic vision was announced that focuses on value creation. As a result, a new incentive plan for Executive Board members and senior executives has been implemented, to align compensation with value creation. Under the new plan, stock options have ceased to be granted. Instead, Executive Board members and senior executives have been granted 1,530,000 shares under the equity-settled Long-Term Incentive Plan (LTIP) 2004-2006. The vesting period of the plan is three years, at the beginning of which a base number of shares ("norm payout") is conditionally awarded to each beneficiary.
Actual awards will range anywhere from 0% to 150% of target amounts; the percentage depends on the Company's Total Shareholder Return (TSR) relative to a pre-defined group of 15 peer companies. We refer to the Remuneration Report on pages 42 for more details.
Total expenses for LTIP 2004-2006 will be ratably allocated to the profit and loss account over the period of the plan. Vesting of the grants is subject to the non-market condition that the participant stays with the Company until the plan's maturity at December 31, 2006. In 2004, €7.6 million has been recorded as personnel expenses in the profit and loss account.

	Number of shares
Outstanding at 1 January 2004	-
Awarded	**1,530,000**
Exercised	-
Forfeited	**36,000**
Outstanding at December 31, 2004	**1,494,000**

The fair market value of each share was €13.10, as determined by an outside consulting firm.

Stock Option Plan

At December 31, 2004, options were outstanding for 8.6 million (depositary receipts of) ordinary shares Wolters Kluwer.

STOCK OPTION PLANS	1999	2000	2001	2002	2003	2004	TOTAL
END OF EXERCISE PERIOD	2004 and 2005	2005	2006[22]	2007 and 2009	2010	2011	
Initial number of options	578,200	2,505,340	2,729,750	2,912,250	2,778,500	40,000	
Exercise rate (average) (€)	43.18	23.50	28.88	23.07	10.55	13.47	
Number of options outstanding at January 1, 2004	397,000	1,984,240	2,198,250	2,597,750	2,637,000	-	**9,814,240**
MOVEMENTS							
Options granted	-	-	-	-	-	40,000	**40,000**
Options expired/eliminated	(317,000)	(204,080)	(224,500)	(257,500)	(273,500)	-	**(1,276,580)**
Options exercised	-	-	-	-	-	-	-
NUMBER OF OPTIONS OUTSTANDING AT DECEMBER 31, 2004	**80,000**	**1,780,160**	**1,973,750**	**2,340,250**	**2,363,500**	**40,000**	**8,577,660**

For members of the Executive Board and approximately 550 managers within the Company, a stock option plan applied until January 1, 2004. Stock options granted before January 1, 2004, have not been cancelled. In 2004, no new stock options have been granted, except for 40,000 stock options to a former member of the Executive Board according to his 2003 resignation agreement. Consequently, no pro forma option value information is presented. Options are granted at fair market value at the date of grant. Every option entitles the holder to purchase one share each, for the share price on the date at which the option is granted.

The exercise period starts at least two years after the date the options are granted until five years maximum or in some cases six years. For options granted after August 2002 the maturity period is seven years after the grant date. Wolters Kluwer accounts for stock options using the intrinsic value method. Accordingly, no compensation costs have been recorded for the options granted.

Note 23 - Related Party Transactions

Related party transactions are conducted on an at arm's length basis with terms comparable to transactions with third parties. In 2004, the Company sold the shares of its subsidiary Bohmann to management and granted a loan to management in order to finance this transaction.

[22] The French option plans of 2001 and 2002 expire in 2007 and 2008, respectively.

Note 24 - Contingent Liabilities

Per December 31, 2004, annual commitments under rental and operational lease agreements amounted to €79 million (2003: €83 million). The average term of these commitments is approximately 5.4 years (2003: 5.8 years).

Per December 31, 2004, the Company has outstanding guarantees regarding royalty payments to Societies during the coming years of around €13 million.

Pursuant to section 403 of the Dutch Civil Code, Book 2, the Company has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity, in respect of which liability has been assumed, has its registered office.

The Company has issued formal guarantees for bank credit facilities for a total amount of €40 million (2003: €49 million), on behalf of a number of its foreign subsidiaries. At December 31, 2004, €0.5 million of these credit facilities had been utilized. Per December 31, 2004, other bank guarantees were issued, at the request of Wolters Kluwer or subsidiaries, for a total amount of €6.4 million (2003: €7.8 million). These guarantees mainly relate to rent for real estate.

The Company forms part of a Dutch fiscal entity, and pursuant to standard conditions has assumed joint and several liability for the tax liabilities of the fiscal entity.

In December 2004, the Company reached a seven-year agreement with Perot Systems Corporation to provide data center management, back-office support, and other information technology services. The total contract value of the agreement is approximately €146 million.

Note 25 - Audit Fees

The aggregate fees billed by our auditor KPMG for professional services rendered in 2004 and 2003 are as follows:

	2004	2003
Audit fees	**5**	4
Audit-related fees	**1**	1
Tax fees	**2**	2
Other fees	**-**	1
TOTAL	**8**	**8**

Audit fees consist of fees for the audit of both the consolidated financial statements and local statutory financial statements. Audit-related fees primarily consist of fees in connection with acquisitions and divestments, attest services not required by statute or regulation, and accounting-related advice (for example IFRS).

Note 26 - Remuneration of the Executive Board and Supervisory Board

For details on the Company's remuneration policy, please see the report from the Remuneration Committee of the Supervisory Board on page 42 of this report.

Remuneration Executive Board Members

	Salary	Bonus	Pension	Social cecurity	Other benefits	Tax gross up[23]	2004 Total[24]	2003 Total
€ THOUSAND								
N. McKinstry, *Chairman*	772	815	191	27	174[25]	158	**2,137**	1,603
B.L.J.M. Beerkens	525	473	100	11	29	-	**1,138**	367
J.M. Detailleur	449	404	248	90	79	-	**1,270**	1,310
H.J. Yarrington	646	582	39	18	22	-	**1,307**	1,283
R. Pieterse[26]	-	-	-	-	-	-	-	1,037
TOTAL	**2,392**	**2,274**	**578**	**146**	**304**	**158**	**5,852**	**5,600**

The 2004 bonuses as presented above relate to performance year 2004 and will be paid in 2005. In previous years bonuses actually paid in the calendar year covered in this report but based on prior year's performance were included in the Executive Board Members' remuneration overview. The 2004 pension contributions as presented above concern the accrued pension costs for the financial year 2004.

In previous years, the pensions shown in the Executive Board Member remuneration overview represented pension premiums and similar obligations actually paid.
In 2004, the Company paid €0.6 million and granted 40,000 stock options to a former member of the Executive Board.
At balance sheet date, Mr. Detailleur and Mr. Yarrington own 802 and 404 depositary receipts of ordinary shares, respectively.

Long-Term Incentive Plan Executive Board Members

The Executive Board Members have been conditionally awarded in 2004 the following number of shares based on a 100% pay out, subject to the conditions of the Long-Term Incentive Plan 2004-2006, as described in the Remuneration Report:

	Balance at January 1, 2004	Conditionally granted during 2004	Balance at December 31, 2004
N. McKinstry	-	200,000	200,000
B.L.J.M. Beerkens	-	80,000	80,000
J.M. Detailleur	-	80,000	80,000
H.J. Yarrington	-	120,000	120,000
TOTAL	-	**480,000**	**480,000**

Fair market value of each share was €13.10. The plan has a vesting period of three years, except for Mr. Yarrington for whom a two years vesting period has been agreed.

[23] Tax gross up relates to the tax expense incurred by the Company relating to tax equalization for salary and benefits paid in 2004 (thus including the bonus over 2003, which was paid in 2004) per the contract between the company and Ms. McKinstry.
[24] *Company's costs of the Long-Term Incentive Plan 2004-2006 are not included in the Executive Board Members' remuneration as it comprises a conditional element of compensation.*
[25] *Other benefits consist mainly of a housing allowance and children's school fees.*
[26] Mr. Pieterse resigned as Chairman of the Executive Board per September 1, 2003.

Stock Options Executive Board Members

	Granted	Exercise price (€)	January 1, 2004	Granted during the year	Expired during the year	Exercised during the year	December 31, 2004	End of exercise period
N. McKinstry	2001	29.16	100,000	-	-	-	100,000	2006
Chairman	2002	24.00	90,000	-	-	-	90,000	2007
	2002	18.27	80,000	-	-	-	80,000	2009
	2003	13.00	80,000	-	-	-	80,000	2010
B.L.J.M. Beerkens	2003	10.10	15,000	-	-	-	15,000	2010
	2003	13.00	40,000	-	-	-	40,000	2010
J.M. Detailleur	1999	43.18	80,000	-	-	-	80,000	2005
	2000	23.32	80,000	-	-	-	80,000	2005
	2000	24.06	32,400	-	-	-	32,400	2005
	2001	29.16	20,000	-	-	-	20,000	2006
	2001	29.16	60,000	-	-	-	60,000	2007
	2002	24.00	55,000	-	-	-	55,000	2008
	2002	24.00	5,000	-	-	-	5,000	2007
	2002	18.27	40,000	-	-	-	40,000	2009
	2003	13.00	40,000	-	-	-	40,000	2010
H.J. Yarrington	1999	43.18	80,000	-	(80,000)	-	0	2004
	2000	23.32	120,000	-	-	-	120,000	2005
	2000	24.06	36,800	-	-	-	36,800	2005
	2001	29.16	120,000	-	-	-	120,000	2006
	2002	24.00	90,000	-	-	-	90,000	2007
	2002	18.27	80,000	-	-	-	80,000	2009
	2003	13.00	80,000	-	-	-	80,000	2010
TOTAL			**1,424,200**		**(80,000)**		**1,344,200**	

Remuneration Supervisory Board Members

€ THOUSAND	Member of Selection and Remuneration Committee	Member of Audit Committee	Remuneration 2004	Remuneration 2003
H. de Ruiter *Chairman*			**48**	49
J.V.M. Pennings *Deputy Chairman*			**40**	39
A. Baan			**38**	30
A.J.Frost			**30**	30
K.A.L.M Van Miert			**30**	30
H. Scheffers[27]			**34**	-
A.H.C.M. Walravens[28]			**-**	10
N.J. Westdijk			**35**	35
TOTAL			**255**	**223**

The Supervisory Board Members do not have investments in Wolters Kluwer nv.

[27] Mr. Scheffers was appointed as member of the Supervisory Board by the Annual General Meeting of Shareholders on April 21, 2004.
[28] Mr. Walravens resigned in April 2003.

Financial Statements of Wolters Kluwer nv

PROFIT AND LOSS ACCOUNT WOLTERS KLUWER NV

	2004		2003	
Results subsidiaries after tax/other net income		135		(69)
NET INCOME/(LOSS)		**135**		**(69)**

BALANCE SHEET WOLTERS KLUWER NV (BEFORE APPROPRIATION OF RESULTS)

	2004		2003	
FIXED ASSETS				
Intangible fixed assets	3		3	
Tangible fixed assets	2		2	
Financial fixed assets	2,416		2,719	
TOTAL FIXED ASSETS		2,421		2,724
CURRENT ASSETS				
Accounts receivable	543		521	
Cash and cash equivalents	604		343	
TOTAL CURRENT ASSETS	1,147		864	
CURRENT LIABILITIES	777		290	
WORKING CAPITAL		370		574
CAPITAL EMPLOYED		2,791		3,298
FINANCING				
Subordinated bonds	227		410	
Bonds	1,142		1,312	
Unsubordinated convertible bonds	422		490	
Perpetual cumulative subordinated bonds	225		225	
Total long-term liabilities		2,016		2,437
Provisions		-		-
Shareholders' equity (Note 21)		775		861
TOTAL FINANCING		**2,791**		**3,298**

Accounting Policies

For the principles for the valuation of assets and liabilities, and for the determination of results, we refer to the principles for the consolidated balance sheet, and profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS OF WOLTERS KLUWER NV

	2004	2003
FINANCIAL FIXED ASSETS		
Net asset value of subsidiaries at January 1	**(531)**	63
Movements related to results	**61**	(119)
Movements related to revaluations and exchange differences	**34**	66
Movements related to capital payments	**115**	-
Movements related to dividend payments	**(42)**	(541)
Net asset value of subsidiaries at December 31	**(363)**	(531)
Long-term receivables from subsidiaries	**2,779**	3,250
	2,416	2,719
CURRENT LIABILITIES		
Debts to subsidiaries	**276**	110
Bankers	**-**	56
Other liabilities	**148**	124
Subordinated bonds	**353**	-
	777	290
PROVISIONS		
Provisions for deferred taxation	**(4)**	(5)
Provision for pensions	**1**	1
Provisions for reorganization/restructuring commitments	**3**	4
	0	0

The above provisions are mainly long-term in nature.

Amsterdam, March 1, 2005

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur

Supervisory Board
H. de Ruiter, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
A. Baan
A.J. Frost
K.A.L.M. Van Miert
H. Scheffers
N.J. Westdijk

Other Information

Report of Independent Auditors

INTRODUCTION
We have audited the financial statements of Wolters Kluwer nv for the year 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used, and significant estimates made, by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the financial position of the Company at December 31, 2004, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Title 9 of Book 2 of the Dutch Civil Code.

Amsterdam, March 1, 2005
KPMG Accountants nv

Appropriation of Net Income

ARTICLE 28 OF THE ARTICLES OF ASSOCIATION:

- **Paragraph 1**
  From the profit as it appears from the annual accounts adopted by the General Meeting, a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank - weighted according to the number of days on which this interest rate applied - during the financial year or part of the financial year for which the dividend is distributed, increased by three. The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any year the profit shall not be sufficient thereto, from the profit of any succeeding year the deficient dividend shall first be distributed, prior to any further distribution of profit. No further dividend shall be distributed on the preference shares.
- **Paragraph 2**
  Subsequently, such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
- **Paragraph 3**
  Any balance remaining after that shall be distributed as dividend on the ordinary shares.
- **Paragraph 5**
  Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.
- **Paragraph 7**
  If a loss is suffered for any year, that loss shall be transferred to a new account for set-off against future profits and for that year no dividend shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.

ARTICLE 29.2 OF THE ARTICLES OF ASSOCIATION:
On the proposal of the Executive Board that has been approved by the Supervisory Board the General Meeting may resolve on distributions in money or in the manner as referred to in Paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.

PROPOSED CASH DISTRIBUTION

€ MILLION	2004	2003
Proposed cash distribution	**164**	161
	164	161

Pursuant to Article 29 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution in cash of €0.55 per share or shares (at a ratio to be determined and announced on April 25, 2005).

Post Balance Sheet Events

On January 12, 2005, the Company announced that it has signed an agreement with De Agostini Group for the acquisition of De Agostini Professionale and UTET Professionale, part of De Agostini Editore in Italy.
De Agostini Professionale and UTET Professionale are major publishing companies in public administration and enjoy an excellent reputation in legal, tax, and business markets with well established brands such as De Agostini, UTET, ETI and Leggi d'Italia. The agreement on the acquisition of De Agostini Professionale and UTET Professionale is subject to approval by the Italian antitrust authorities.

On January 31, 2005, Wolters Kluwer finalized the acquisition of PCi Corporation, a provider of lending compliance management solutions in the United States.

APPENDIX[29]

Restatement of Financial Information for 2004 under International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS)

INTRODUCTION

Wolters Kluwer currently prepares its consolidated financial statements under Dutch GAAP. By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as from January 1, 2005.

Hence, Wolters Kluwer will prepare its first set of financial reports under IFRS as of the first quarter 2005. The Group's first annual report under IFRS will be for 2005.
As the Company publishes comparative information for one year in its annual report, the transition date to IFRS is January 1, 2004.

This appendix is intended to provide the users of Wolters Kluwer's financial reports with an analysis of the impact of the transition to IFRS. It consists of the following items:

- Main impact of the adoption of IFRS
- Benchmark figures
- Description of the accounting changes
- Reconciliations between Dutch GAAP and IFRS of:
  - Shareholders' equity at January 1, and December 31, 2004;
  - Consolidated balance sheet at January 1, 2004;
  - Consolidated profit and loss account 2004;
  - Consolidated balance sheet at December 31, 2004;
  - Consolidated cash flow statement 2004
  - Segment information.

The financial information has been prepared on the basis of IFRS expected to be effective per December 31, 2005. However, IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change. We will update our restated financial information for any such changes when they are made. As a consequence, these figures and the discussion in this appendix should be treated with appropriate caution as they might need to be revised in the light of such changes.

[29] The data in this appendix are unaudited.

Furthermore, IFRS 1 includes an exemption for 2004 from the requirement to restate the financial information for IAS 32 and IAS 39 that contain specific accounting guidelines with regard to financial instruments. Wolters Kluwer has elected to apply this exemption and will therefore only apply these standards in its IFRS financial reports as of January 1, 2005.
For the reasons mentioned above, the information contained in this appendix might not be indicative of the impact of IFRS on Wolters Kluwer's future results and its financial position.

MAIN IMPACT OF THE ADOPTION OF IFRS
Over the last few years, Dutch GAAP has already incorporated some important IFRS standards.
These adoptions prompted Wolters Kluwer to change its accounting policies for revenue recognition (RJ 270, similar to IAS 18) and pensions (RJ 271, similar to IAS 19) per January 1, 2003. Consequently, there is no change to revenue recognition at the transition date. Likewise, the change to pension accounting is limited.

To the extent that the accounting principles applied under Dutch GAAP differ from the accounting principles as prescribed under IFRS, we have adjusted our accounting principles as set out below. To the extent that the accounting principles are not affected, we refer to page 59 to 63 of the annual report.

The main impact of the adoption of IFRS is in the following areas, that are discussed in the following paragraphs:
- Share-based payments
- Business combinations
- Presentation
- Cash flow statement
- Taxation
- Employee benefits
- Financial instruments

It should be emphasized that IFRS has no impact on the overall cash flow of the Company. Furthermore, the adoption of IFRS is not expected to have an effect on the dividend policy, as announced previously.

BENCHMARK FIGURES
In addition to its Dutch GAAP figures, Wolters Kluwer presents ordinary figures that are regarded internally as key performance measures of our operations.
Wolters Kluwer intends to continue to use these benchmark figures in the future, in line with common market practice. The definition of these benchmark figures has not changed as a result of the adoption of IFRS.
Ordinary EBITA excludes the impact of the exceptional restructuring expense, relating to the restructuring program announced in October 2003 and acquisitions, and the expenses from acquired intangibles.
Ordinary net income excludes the impact of the exceptional restructuring expense, as mentioned above, the expenses from acquired intangibles, results from divestments and the related tax effects.
Free cash flow is the cash flow generated by the activities of the Company that is available for acquisitions, dividend payments, and debt redemption.
During 2005, usage of the benchmarks will be revisited based on emerging market practice.

OVERVIEW OF THE IMPACT

IN MILLIONS OF EUROS	Full Year 2004		
	IFRS	Dutch GAAP	Difference
Revenues	3,261	3,261	-
Operating income	407	239	168
Net income	311	135	176
EPS (fully diluted in €)	1.04	0.46	0.58
Shareholders' equity at January 1, 2004	652	861	(209)
Shareholders' equity at December 31, 2004	746	775	(29)
BENCHMARK FIGURES			
Ordinary EBITA	516	521	(5)
Ordinary net income	307	311	(4)
Ordinary EPS (fully diluted, in €)	1.02	1.04	(0.02)
Free cash flow	456	456	-

Description of the accounting changes

IFRS 1 allows companies to elect to use one or more exemptions from IFRS in its transition.
Wolters Kluwer has elected to use the following exemptions:

a. Business combinations: the Company has not retrospectively applied IFRS 3 on business combinations to acquisitions prior to the transition date;
b. Employee benefits: the Company has elected to recognize all actuarial gains and losses at the transition date;
c. Cumulative translation differences: the Company has elected to deem the cumulative translation differences of all foreign operations to be zero at the date of transition to IFRS;
d. Share-based payment transactions: the Company has elected not to apply IFRS 2 on share-based payments to equity instruments that were granted on or before November 7, 2002.

Wolters Kluwer has also elected not to restate its comparative 2004 financial results for the impact of IAS 32 and IAS 39, which deals with financial instruments. With regard to compound financial instruments, the Company has elected not to recognize the two portions of compound financial instruments separately to the extent that the liability component is no longer outstanding at the transition date.

IFRS 2 SHARE-BASED PAYMENTS

IFRS 2 requires a company to reflect in its profit and loss account and its balance sheet the effect of share-based payment transactions.
Wolters Kluwer has elected to use the transition arrangement under IFRS 1, which allows companies not to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. The IFRS reconciliation therefore solely relates to the stock options granted after November 7, 2002. As a result, an expense of €3 million was recognized in the profit and loss account for 2004.
Dutch GAAP also requires companies to recognize compensation costs of shares that are (conditionally) granted to employees. Wolters Kluwer has elected to apply the calculation methodology as prescribed by IFRS 2 to calculate the expense of the Long-Term Incentive Plan 2004-06 in its 2004 financial statements under Dutch GAAP. As a result there is no difference between Dutch GAAP and IFRS.

IFRS 3 BUSINESS COMBINATIONS

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. Wolters Kluwer has elected to apply the transition arrangement under IFRS 1, which allows for the prospective application of IFRS 3 from January 1, 2004. The impact of IFRS 3 and the associated transitional arrangements is that all goodwill reported under Dutch GAAP is frozen as of January 1, 2004. The amortization expense of goodwill for 2004 is reversed in the profit and loss account.
As a result, the amortization expense of goodwill and publishing rights decreased by €173 million. Since a part of goodwill is amortized for tax purposes, the tax benefit has also been reversed in the profit and loss account and as a result the tax expense increased by €18 million. The net impact on net income thus amounts to €155 million.The publishing rights acquired as a result of business combinations meet the recognition criteria of IFRS 3.
The impairment test prescribed by IFRS is similar to the impairment test that Wolters Kluwer has historically applied to goodwill and publishing rights under Dutch GAAP.

Thus, the impairment test that was performed at the transition date has not resulted in additional impairments having to be recognized. Under IFRS, reorganization provisions can no longer be charged as part of accounting for acquisitions.

IAS 1 PRESENTATION OF FINANCIAL STATEMENTS

Offsetting

IAS 1 does not allow assets and liabilities to be offset unless required or permitted by another Standard or Interpretation. Under Dutch GAAP, Wolters Kluwer used to offset trade debtors and deferred income to the extent that the amounts related to subscription billings were not yet due. The impact of IAS 1 is that trade debtors and deferred income are no longer offset for an amount of €218 million per January 1, 2004 and of €219 million per December 31, 2004).

Deferred taxation

Deferred tax assets that are expected to be realized after more than one year should be presented within financial fixed assets. As a consequence, an amount of €37 million has been reclassified from receivables to financial fixed assets per January 1, 2004 (per December 31, 2004 €34 million).

Receivables from forward contracts

Receivables from forward contracts, that are expected to be realized after more than one year, should be presented within financial fixed assets. As a consequence, an amount of €219 million has been reclassified from receivables to financial fixed assets per January 1, 2004 (€136 million per December 31, 2004).

IAS 7 CASH FLOW STATEMENT

IAS 7 contains guidelines to be applied to the presentation of the cash flow statement.
Cash payments to employees and suppliers should all be recognized as cash flows from operating activities.
As a result, the cash flow from acquisition provisions has been reclassified to cash flow from operating activities.
Cash receipts and payments from forward contracts and swaps should be classified in the same manner as the cash flows of the positions being hedged. Wolters Kluwer has primarily used derivatives for the purpose of hedging its net investments in the United States. As a result, the cash receipts from derivatives have been reclassified to the cash flow from investing activities.

IFRS 1 / IAS 12 TAXATION

IAS 12 requires recognition of a deferred tax liability for almost all differences between the carrying amount of an asset or liability in the balance sheet and its tax base.
A deferred tax liability should therefore be recognized on publishing rights that are acquired as part of a business combination. According to the IFRS transition arrangements, goodwill and the (carrying value of the) publishing rights should not be changed as a result of the transition to IFRS, except in specific circumstances. It was therefore concluded that the deferred tax liability on the publishing rights had to be charged to equity.
Therefore, a deferred tax liability of €221 million is charged to equity relating to the publishing rights that were carried in the balance sheet per January 1, 2004.
In 2004, €25 million was credited to income, reflecting the tax credit on the amortization expense of the publishing rights including €3 million that was credited to the results from divestments. In 2004, €11 million was added to goodwill relating to the deferred tax liability on acquired publishing rights that were recognized in 2004. The impact on equity per December 31, 2004, was therefore €196 million negative.
It should be noted that this deferred tax liability is not expected to result in actual cash payments.

IAS 19 EMPLOYEE BENEFITS

Pensions

Wolters Kluwer adopted Dutch accounting guideline RJ 271 as per January 1, 2003. The impact of this guideline for Wolters Kluwer is similar to the adoption of IAS 19. Wolters Kluwer has elected to apply the transition arrangement under IFRS 1, which allows for the recognition of all cumulative actuarial gains and losses at January 1, 2004 and hence the amortization credit of such unrecognized gain or loss under Dutch GAAP in 2004 has been reversed in the profit and loss account under IFRS in 2004. As a result, the pension provision on the balance sheet decreased by €23 million, pension costs increased by €2 million, having a negative impact on net income of 2004 of €1 million, after allowing for the related tax benefit of €1 million.
As a result, the pension provision decreased by €21 million per December 31, 2004.

Other employee benefits

IAS 19 requires a provision to be charged for long-term employee benefits such as jubilee or other long-term service benefits.

Wolters Kluwer has typically recognized this expense on a cash basis, except for a few businesses that already recognized an accrual for long-term employee benefits. These accruals were previously presented as other current liabilities, and will be reclassified to provisions under IFRS. As a result, Wolters Kluwer has recognized a provision for long-term service benefits of €4 million.
The impact on equity of the adjustments mentioned above, net of related deferred taxes, is €12 million.

IFRS TO BE APPLIED FROM JANUARY 1, 2005: IAS 32 AND IAS 39 FINANCIAL INSTRUMENTS

IAS 32 and IAS 39 contain guidelines for the presentation, disclo-sure, recognition, and measurement of financial instruments.
IFRS 1 contains an exemption from the requirement to restate comparative information for IAS 32 and IAS 39 for 2004. Wolters Kluwer has elected to apply this exemption. Consequently, Dutch GAAP has been consistently applied in the 2004 IFRS financial statements.
In accordance with IFRS 1, Wolters Kluwer has also elected not to recognize the separate components of the convertible bond to the extent that the convertible bond is no longer outstanding per January 1, 2005.

The main effects of the adoption of IAS 32, and IAS 39 for Wolters Kluwer are as follows:

- Recognition of derivatives at fair value. Unless hedge accounting is applied, changes in the fair value will impact net income;
- Recognition of the convertible bond as a compound financial instrument to the extent that there is an outstanding balance per 1 January 2005, and consequently, the classification of the convertible bond into its separate financial components;
- Recognition of financial assets and liabilities at amortized cost including the transaction costs if held to maturity, unless hedge accounting is applied.

Per January 1, 2005, the impact before taxation of the adoption of IAS 32 and IAS 39 is approximately €35 million positive on equity. The adoption of these standards will inherently result in greater volatility of Wolters Kluwer's results.

As a result to the adoption of IAS 32 and IAS 39, it is expected that financing costs will increase by approximately €15 million in 2005. The treatment of the convertible bond as a compound financial instrument and the resulting recognition at amortized cost of the debt component, results in an additional interest expense in 2005 of approximately €10 million. This additional expense will not impact the financing cash flow however. The application of these standards to our derivative portfolio is expected to result in an additional interest expense of approximately €5 million. This does not include the fair value adjustment that will need to be reflected in the profit and loss account of derivates for which no hedge accounting is applied, since these will depend on actual currency and interest rate changes.

Reconciliation between Dutch GAAP and IFRS

UNLESS OTHERWISE INDICATED, THE FIGURES IN THESE RECONCILIATIONS ARE IN MILLIONS OF EUROS.

RECONCILIATION OF SHAREHOLDERS' EQUITY AT JANUARY 1, 2004

Dutch GAAP shareholders' equity at January 1, 2004	861
Taxation	(221)
Employee benefits	12
IFRS SHAREHOLDERS' EQUITY AT JANUARY 1, 2004	**652**

RECONCILIATION OF SHAREHOLDERS' EQUITY AT DECEMBER 31, 2004

Dutch GAAP shareholders' equity at December 31, 2004	775
Business combinations	155
Taxation	(196)
Employee benefits	11
Exchange rate differences	1
IFRS SHAREHOLDERS' EQUITY AT DECEMBER 31, 2004	**746**

Consolidated Balance Sheet at January 1, 2004

	January 1, 2004 DUTCH GAAP	Taxation IAS 12	Employee benfits IAS 19	Presentation IAS 1	January 1, 2004 IFRS
FIXED ASSETS					
Intangible fixed assets	3,042				3,042
Tangible fixed assets	243				243
Financial fixed assets	14			256	270
TOTAL FIXED ASSETS	3,299			256	3,555
CURRENT ASSETS					
Inventories	146				146
Accounts receivable	1,195			(251)	944
Cash and cash equivalents	404				404
TOTAL CURRENT ASSETS	1,745			(251)	1,494
CURRENT LIABILITIES					
Deferred income	617			218	835
Trade creditors	268				268
Other current liabilities	468		(1)		467
TOTAL CURRENT LIABILITIES	1,353		(1)	218	1,570
WORKING CAPITAL	392		1	(469)	(76)
CAPITAL EMPLOYED	**3,691**	**-**	**1**	**(213)**	**3,479**

	January 1, 2004 DUTCH GAAP	Taxation IAS 12	Employee benfits IAS 19	Presentation IAS 1	January 1, 2004 IFRS
LONG-TERM LIABILITIES	2,521				2,521
PROVISIONS					
Provision for pensions	227		(23)		204
Provision long service benefits	-		4		4
Other post employment obligations	28				28
Reorganization/restructuring commitments	43				43
Deferred taxation	8	221	8	(213)	24
TOTAL PROVISIONS	306	221	(11)	(213)	303
GROUP EQUITY					
Issued share capital	35				35
Share premium reserve	92				92
Non-distributable reserve for translation differences	-				-
Other reserves	734	(221)	12		525
SHAREHOLDERS' EQUITY	*861*	*(221)*	*12*		*652*
Minority interests	3				3
TOTAL GROUP EQUITY	864	(221)	12		655
TOTAL FINANCING	**3,691**	**0**	**1**	**(213)**	**3,479**

Consolidated Profit and Loss Account 2004

	2004 DUTCH GAAP	Business combi-nations IFRS 3	Taxation IAS 12	Share-based payments IFRS 2	Employee benefits IAS 19	2004 IFRS
Revenues	3,261					3,261
Cost of revenues	1,243					1,243
GROSS RESULT	2,018					2,018
Sales costs	532					532
General and administrative costs						
- General and administrative operating expenses	965			3	2	970
- Amortization of goodwill and publishing rights	238	(173)				65
- Exceptional restructuring expense	44					44
Total operating expenses	*1,779*	*(173)*		*3*	*2*	*1,611*
OPERATING INCOME	239	173	-	(3)	(2)	407
Results from divestments	71		3			74
Income from investments	6					6
Interest income	14					14
Interest expense	(111)					(111)
INCOME BEFORE TAXATION	219	173	3	(3)	(2)	390
Taxation on income	(85)	(18)	22		1	(80)
Net results from associates	1					1
INCOME AFTER TAXATION	135	155	25	(3)	(1)	311
Minority interests	-					-
NET INCOME	**135**	**155**	**25**	**(3)**	**(1)**	**311**
Earnings per share (€)	0.46					1.05
Fully diluted earnings per share (€)	0.46					1.04

Consolidated Balance Sheet at December 31, 2004

	December 31, 2004 DUTCH GAAP	Business combinations IFRS 3	Taxation IAS 12	Share-based payments IFRS 2	Employee benfits IAS 19	Presentation IAS 1	Exchange rate differences	December 31, 2004 IFRS
FIXED ASSETS								
Intangible fixed assets	2,639	173	11				(11)	2,812
Tangible fixed assets	208							208
Financial fixed assets	97					170		267
TOTAL FIXED ASSETS	2,944	173	11			170	(11)	3,287
CURRENT ASSETS								
Inventories	134							134
Accounts receivable	1,031					(135)		896
Cash and cash equivalents	687							687
TOTAL CURRENT ASSETS	1,852					(135)		1,717
CURRENT LIABILITIES								
Deferred income	586					219		805
Trade creditors	318							318
Other current liabilities	800				(1)			799
TOTAL CURRENT LIABILITIES	1,704				(1)	219		1,922
WORKING CAPITAL	148				1	(354)		(205)
CAPITAL EMPLOYED	**3,092**	**173**	**11**	**0**	**1**	**(184)**	**(11)**	**3,082**

	December 31, 2004 DUTCH GAAP	Business combinations IFRS 3	Taxation IAS 12	Share-based payments IFRS 2	Employee benfits IAS 19	Presentation IAS 1	Exchange rate differences	December 31, 2004 IFRS
LONG-TERM LIABILITIES	2,093							2,093
PROVISIONS								
Provision for pensions	148				(21)			127
Provision long service benefits					4			4
Other post-employment obligations	27							27
Reorganization/restructuring commitments	33							33
Deferred taxation	10	18	207		7	(184)	(12)	46
TOTAL PROVISIONS	218	18	207		(10)	(184)	(12)	237
SHAREHOLDERS' EQUITY								
Issued share capital	36							36
Share premium reserve	91							91
Non-distributable reserve								
for translation differences	(148)						1	(147)
Other reserves	661		(221)	3	12			455
Net result for the year	135	155	25	(3)	(1)			311
SHAREHOLDERS' EQUITY	*775*	*155*	*(196)*	*0*	*11*		*1*	*746*
Minority interests	6							6
TOTAL GROUP EQUITY	781	155	(196)	0	11			752
TOTAL FINANCING	**3,092**	**173**	**11**	**0**	**1**	**(184)**	**(11)**	**3,082**

Consolidated Cash Flow Statement 2004

	Full Year 2004		
	DUTCH GAAP	RESTATE-MENT	IFRS
Operating income	239	168	407
Depreciation	103		103
Amortization of goodwill and publishing rights	238	(173)	65
Exceptional restructuring expense	44		44
Autonomous movements in working capital	107		107
CASH FLOW FROM OPERATIONS	731	(5)	726
Paid financing costs	(62)		(62)
Paid corporate income tax	(83)		(83)
Appropriation of reorganization provisions	(55)	(5)	(60)
Other	3	5	8
CASH FLOW FROM OPERATING ACTIVITIES	534	(5)	529
Net expenditure fixed assets	(73)		(73)
Appropriation of acquisition provisions	(5)	5	0
Acquisition spending	(56)		(56)
Divestments of activities	(5)		(5)
Cash receipts derivatives	0	35	35
CASH FLOW INVESTMENTS	(139)	40	(99)
CASH FLOW SURPLUS	395	35	430
Cash receipts derivatives	35	(35)	-
Movements in long-term loans	(418)		(418)
Movements in short-term borrowings	353		353
Dividend payments	(83)		(83)
Dividend on own shares	2		2
Repurchased shares	-		-
CASH FLOW FINANCING	(111)	(35)	(146)
NET CASH FLOW	284		284
Cash and cash equivalents at January 1	404		404
Exchange differences on cash and cash equivalents	(1)		(1)
CASH AND CASH EQUIVALENTS AT DECEMBER 31	**687**	**0**	**687**

Segment Information

	Full Year 2004		
	DUTCH GAAP	RESTATE-MENT	IFRS
REVENUES			
Health	623		623
Corporate & Financial Services	437		437
Tax, Accounting & Legal	596		596
Legal, Tax & Regulatory Europe	1,296		1,296
Education	309		309
TOTAL REVENUES	3,261	0	3,261
OPERATING INCOME			
Health	51	39	90
Corporate & Financial Services	58	14	72
Tax, Accounting & Legal	31	71	102
Legal, Tax & Regulatory Europe	97	35	132
Education	47	4	51
Corporate	(45)	5	(40)
TOTAL OPERATING INCOME	239	168	407
ORDINARY EBITA			
Health	103		103
Corporate & Financial Services	83	(1)	82
Tax, Accounting & Legal	139	(1)	138
Legal, Tax & Regulatory Europe	183		183
Education	52		52
Corporate	(39)	(3)	(42)
TOTAL ORDINARY EBITA	521	(5)	516

Under IFRS, 2004 operating income is on balance €168 million higher because of the cancellation of the amortization of goodwill (€173 million), the increased pension costs at the Divisions Tax, Accounting & Legal (€1 million) and Corporate & Financial Services (€1 million), and the costs of the share-based payments (€3 million) at Corporate, relating to the stock options that were granted in 2003.

Ordinary EBITA is restated for pension costs at Tax, Accounting & Legal (€1 million) and Corporate & Financial Services (€1 million) and costs of the share-based payments (€3 million) at Corporate regarding the share options that were granted in 2003.

Reconciliation of Benchmark Figures

	Full Year 2004		
	DUTCH GAAP	RESTATE-MENT	IFRS
RECONCILIATION BETWEEN OPERATING INCOME AND ORDINARY EBITA			
Operating income	239	168	407
Amortization of goodwill and publishing rights	238	(173)	65
Exceptional restructuring expense	44		44
ORDINARY EBITA	521	(5)	516
RECONCILIATION BETWEEN NET INCOME AND ORDINARY NET INCOME			
Net income	135	176	311
Amortization of goodwill and publishing rights	238	(173)	65
Tax on amortization	(21)	(4)	(25)
Exceptional other income/results from divestments (after taxation)	(70)	(3)	(73)
Exceptional restructuring expense (after taxation)	29		29
ORDINARY NET INCOME (B)	311	(4)	307
RECONCILIATION OF ROIC			
Ordinary EBITA	521	(5)	516
Allocated tax	(148)	1	(147)
Net Operating Profit After Allocated Tax (NOPAT)	373	(4)	369
Average invested capital	5,468	(5)	5,463
ROIC (NOPAT / AVERAGE INVESTED CAPITAL) (%)	6.8		6.8
RECONCILIATION BETWEEN CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW			
Cash flow from operating activities	534	(5)	529
Net expenditure fixed assets	(73)		(73)
Appropriation of acquisition provisions	(5)	5	0
FREE CASH FLOW	456	0	456

	Full Year 2004		
	DUTCH GAAP	RESTATE-MENT	IFRS
PER SHARE INFORMATION			
Weighted average number of shares (in millions) (D)	295.6	-	295.6
Fully diluted weighted average number of shares (in millions) (E)	310.1	-	310.1
Correction to income of 2.5% unsubordinated convertible bonds (net of taxes) on assumed conversion (F) (€million)	11.2	-	11.2
Ordinary EPS (B/D) (€)	1.05	(0.01)	1.04
Fully diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€)	1.04	(0.02)	1.02

Key Figures

	2004	2003	2002 restated[30]	2001	2000	1999	1998	1997	1996	1995
Revenues	**3,261**	3,436	3,969	3,837	3,664	3,081	2,739	2,364	1,958	1,336
Operating income	**239**	91	264	459	514	692	600	504	381	276
Net income	**135**	(69)	382	140	186	358	309	263	217	205
Ordinary EBITDA	**624**	722	881	919	878	813	732	613	472	303
Ordinary EBITA	**521**	610	763	812	789	735	668	552	421	276
Ordinary net income	**311**	349	442	436	412	410				
(Proposed) Dividend/cash distribution	**164**	161	156	150	140	128	110	93	76	66
Dividend proposal in % of ordinary net income	**52.7**	46.1	35.3	34.4	34.0	31.2				
Pay out in % of net income	**121.5**	n.a.	40.8	107.1	75.3	35.7	35.7	35.4	35.1	32
Free cash flow	**456**	393	400	328	363	386				
Cash conversion (ratio)	**1.26**	1.09	0.91							
Shareholders' equity	**775**	861	1,278	1,379	1,146	1,488	1,011	823	541	333
Guarantee equity[31]	**1,233**	1,499	2,100	2,200	1,744	2,089	1,616	1,243	731	333
Net (interest bearing) debt[32]	**1,527**	1,900	2,664	2,821	2,614	2,363	2,202	1,659	1,364	
Capital employed	**3,092**	3,691	4,590	4,779	3,951	4,132	3,531	2,668	2,141	391
Total assets	**4,796**	5,044	6,161	6,520	5,792	5,696	4,743	3,771	3,061	
Amortization of goodwill and publishing rights	**238**	423	415	353	275	89	68	48	30	
Net investments fixed assets	**73**	92	147	151	124	117	74	96	51	39
Depreciation of fixed assets	**103**	112	118	107	89	78	64	60	51	27
RATIOS (%)										
Growth percentage of:										
Revenues	**(5.1)**	(13.4)	1.5	4.7	18.9	12.5	15.9	20.7	46.6	7.6
Ordinary EBITDA	**(13.6)**	(18.0)	(2.5)	4.7	8.1	11.0	19.4	29.9	55.7	11.8
Ordinary EBITA	**(14.6)**	(20.0)	(4.3)	2.9	7.3	10.1	20.9	31.3	52.4	12.0
Ordinary net income	**(10.9)**	(21.0)	4.0	5.7	0.5					
Net income	**295.7**	(118.1)	134.4	(24.7)	(48.0)	15.9	17.6	21.0	5.9	
AS % OF REVENUES:										
Ordinary EBITDA	**19.1**	21.0	22.0	23.9	24.0	26.4	26.7	25.9	24.1	22.7
Ordinary EBITA	**16.0**	17.8	19.2	21.2	21.5	23.9	24.4	23.4	21.5	20.7
Ordinary net income	**9.5**	10.2	11.1	11.4	11.3	13.3				
Net income	**4.1**	(2.0)	9.6	3.7	5.1	11.6	11.3	11.1	11.1	
ROIC	**6.8**	7.1	8.1							
Net interest coverage[33]	**5.4**	5.4	5.5	4.5	4.4	5.1	5.3	5.5	5.6	
NET GEARING[34]	**2.0**	2.2	2.1	2.0	2.3	1.6	2.2	2.0	2.5	
Shareholders' equity to capital employed	**0.25**	0.23	0.28	0.29	0.29	0.36	0.29	0.31	0.25	0.85
Guarantee equity to total assets	**0.26**	0.30	0.34	0.34	0.30	0.37	0.34	0.33	0.24	

	2004	2003	2002 restated[30]	2001	2000	1999	1998	1997	1996	1995
INFORMATION PER SHARE (€)										
On the basis of 'fully diluted':										
Fully diluted earnings per share	**0.46**	(0.24)	1.30	0.52	0.68	1.29	1.12	0.96	0.80	0.76
Fully diluted ordinary earnings per share	**1.04**	1.18	1.50	1.54	1.47	1.48	1.34	1.13	0.90	0.76
Fully diluted free cash flow	**1.51**	1.32	1.36	1.17	1.30	1.39				
Weighted average number of shares, fully diluted (x million)	**310.1**	309.3	306.2	289.7	284.2	281.2	278.9	276.7	273.2	269.5
Ordinary earnings per share	**1.05**	1.20	1.56	1.55	1.48	1.48	1.34	1.13	0.90	0.77
Earnings per share	**0.46**	(0.24)	1.34	0.50	0.67	1.29	1.12	0.96	0.80	0.77
Free cash flow per share	**1.54**	1.36	1.41	1.16	1.30	1.39				
Dividend/cash distribution per share[35]	**0.55**	0.55	0.55	0.53	0.50	0.46	0.40	0.34	0.28	0.25
Weighted average number of shares issued (x million)	**295.6**	289.8	284.3	281.8	279.4	277.2	274.8	272.7	270.0	266.4
STOCK EXCHANGE										
Highest quotation	**15.55**	17.35	26.45	33.00	44.30	48.56	45.72	33.09	26.43	17.23
Lowest quotation	**11.90**	8.66	13.40	20.51	20.10	27.30	28.54	23.84	16.93	13.36
Quotation at December 31	**14.77**	12.40	16.60	25.60	29.04	33.60	45.58	29.71	26.04	17.22
Average daily trading volume Wolters Kluwer on Euronext Amsterdam nv number of shares (x 1,000)	**1,245**	1,660	1,129	2,037	2,750	2,160	2,100	1,492	1,192	1,132
EMPLOYEES										
Headcount at December 31	**18,393**	19,689	20,833	20,297	19,209	18,793	17,431	15,385	14,948	8,993
In full time equivalents at December 31	**17,515**	18,687	19,617	19,317	18,269	17,812	16,505	14,538	14,010	8,369
In full time equivalents average per annum	**18,270**	19,540	20,284	19,766	19,009	17,452	16,297	14,543	13,768	8,523

[30] 2002 figures have been restated to reflect the new accounting principles adopted in 2003, with the exception of growth percentages

[31] Defined as: sum of group equity, subordinated (convertible) bonds, perpetual cumulative bonds

[32] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents, and value of related swaps and forward exchange contracts

[33] Ratio between operating income before amortization of intangible assets and exceptional items (ordinary EBITA), against net interest costs

[34] Defined as: net (interest bearing) debt as % of shareholders' equity.

[35] Proposed dividend/cash distribution per share.

Calender 2005

Meeting of Trust Office	February 1
2004 Full-Year Results	March 2
Publication 2004 Annual Report	March 21
Annual General Meeting of Shareholders	April 14
Ex-dividend date	April 18
2005 Results	
First-Quarter	May 11
Half-Year	August 3
Third-Quarter	November 9

Contact Information

Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
NL 1070 AE Amsterdam
The Netherlands
T +31 020 6070 400
F +31 020 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Amsterdam Chamber of Commerce
Trade Registry No. 33.202.517

Corporate Communications
T +31 020 6070 459
F +31 020 6070 490
press@wolterskluwer.com

Investor Relations
T +31 020 6070 407
F +31 020 6070 499
ir@wolterskluwer.com

Stichting Administratiekantoor Wolters Kluwer
(Wolters Kluwer Trust Office)
c/o N.V. Algemeen Nederlands Trustkantoor ANT
Herengracht 420
P.O. Box 11063
NL 1001 CB Amsterdam
The Netherlands
trustoffice@wolterskluwer.com

Auditor
KPMG Accountants nv
Burgemeester Rijnderslaan 20, Amstelveen
P.O. Box 74500
NL 1070 DB Amsterdam
The Netherlands
www.kpmg.com

Information on the Annual Report

This annual report is available in print in Dutch and English;
the English version is also available on www.wolterskluwer.com and on CD-ROM.

The Dutch version of the annual report prevails in the event of inconsistencies.

Creation, DTP, prepress: NEROC'VGM, Amsterdam.
Printed by Boom Planeta, Haarlem

PAPER

This annual report is printed on Hello Silk triple coated paper
(bleached without any use of chlorine and fully recyclable),
produced by Sappi according to EMAS 1999 en ISO 14001

TRANSLATION

Tadema & Van der Weert vertalingen

PHOTOGRAPHY

Photographs of Executive Board,
Supervisory Board and divisions CEOs,
Taco Anema/Hollandse Hoogte

File No. 82-2683

Agenda Annual General Meeting of Shareholders
Proposal to amend the Articles of Association

Wolters Kluwer

Explanatory Notes to the Agenda

2. ANNUAL REPORT 2004 AND DIVIDEND

These agenda items include the proposal to adopt the 2004 financial statements and to distribute a dividend payment of €0.55 per ordinary share in cash (as far as necessary against one or more of the reserves that need not to be maintained under the law) or, at the option of holders of (depositary receipts for) ordinary shares, in the form of (depositary receipts for) ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves.

In line with the recommendation in the Dutch Corporate Governance Code, Wolters Kluwer has put the policy on additions to reserves and on dividend on the agenda for discussion. As announced on page 17 of the Annual Report 2004 Wolters Kluwer intends to distribute a full-year dividend from the remaining profit after additions to the reserves of €0.55 per share going forward, provided that there is a minimum dividend cover of 1.5. The dividend cover is defined as the number of times the dividend can be paid from the ordinary net income. Wolters Kluwer intends to continue to allow its shareholders to choose between a distribution in cash or in stock.

3. PROPOSAL TO APPROVE THE MANAGEMENT AND SUPERVISION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD RESPECTIVELY

As recommended by the Dutch Corporate Governance Committee the proposals to approve the management conducted by the Executive Board and the supervision exercised by the Supervisory Board are separate agenda items. The approval shall serve the members of the Executive Board and the members of the Supervisory Board as discharge from liability for all acts evidenced by the financial statements or whereof the results have been incorporated therein.

4. CORPORATE GOVERNANCE

The chapter about corporate governance on page 35 of the Annual Report 2004 is brought up for discussion under this agenda item.

5. PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION

It is proposed to amend the Articles of Association of Wolters Kluwer in order to bring them into line with the Dutch Corporate Governance Code and with the bill *"Wijziging van Boek 2 in verband met de aanpassing van de structuurregeling"*, that entered into force on October 1, 2004.

The proposed amendment to the Articles of Association and an explanatory note are available for inspection at the offices of Fortis Bank (Nederland) nv, Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the afore mentioned addresses. It is also possible to ask for these documents by telephone at the ABN AMRO Servicedesk, telephone + 31 (0)76 5799455 and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications Department, P.O. Box 75248, 1070 AE Amsterdam (telephone + 31 (0)20 6070469, fax +31 (0)20 6070490, e-mail info@wolterskluwer.com). The documents are also available on the website: www.wolterskluwer.com.

6. COMPOSITION OF THE SUPERVISORY BOARD

a. *Proposal to reappoint Ms. A.J. Frost as member of the Supervisory Board*

Ms. A.J. Frost is due to retire by rotation and is available for reappointment. Based on Article 21(5) of the Articles of Association, the Supervisory Board makes a non-binding recommendation to reappoint Ms. A.J. Frost as member of the Supervisory Board, in view of her broad international commercial experience, especially in the field of marketing and her experience with respect to politics and the public sector. Ms. Frost was born on July 14, 1957 and has British nationality.

She has been a member of the Supervisory Board since 2001. Ms. Frost is director of Consumer Strategy, Department of Constitutional Affairs (United Kingdom Government), Non-Executive Director and Trustee of Lowry Arts Centre (United Kingdom) and BBC Children in Need (United Kingdom), Supervisory Council Member and Chair of HTI Education Trust (Warwick University), Fellow Chartered Institute of Marketing, and Fellow Royal Society of Arts (United Kingdom). Ms. Frost holds no (depositary receipts for) ordinary shares in the Company.

b. *Proposal to appoint Mr. P.N. Wakkie as member of the Supervisory Board*

Mr. Westdijk retires as member of the Supervisory Board after having served as Supervisory Board Member for three four-year terms. In relation with the vacancy created as a consequence of the retirement of Mr. Westdijk, the Supervisory Board, based on Article 21(5) of the Articles of Association, makes a non-binding recommendation to appoint Mr. P.N. Wakkie as member of the Supervisory Board, in view of his experience in the fields of Dutch and international legal matters, corporate governance and regulations as well as his knowledge

Agenda

1. OPENING

2. ANNUAL REPORT 2004 AND DIVIDEND
   a. Report of the Executive Board for 2004
   b. Report of the Supervisory Board for 2004
   c. Policy on additions to reserves and on dividend
   d. Proposal to adopt the financial statements for 2004
   e. Proposal to distribute a dividend of €0.55 per ordinary share in cash or at the option of the holders of (depositary receipts for) ordinary shares in the form of (depositary receipts for) ordinary shares

3. PROPOSAL TO APPROVE THE MANAGEMENT AND SUPERVISION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD RESPECTIVELY
   a. Proposal to approve the management conducted by the Executive Board, as stipulated in Article 27 of the Articles of Association
   b. Proposal to approve the supervision exercised by the Supervisory Board, as stipulated in Article 27 of the Articles of Association

4. CORPORATE GOVERNANCE

5. PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION

6. COMPOSITION OF THE SUPERVISORY BOARD
   a. Proposal to reappoint Ms. A.J. Frost as member of the Supervisory Board
   b. Proposal to appoint Mr. P.N. Wakkie as member of the Supervisory Board

7. PROPOSAL TO DETERMINE THE REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

8. PROPOSAL TO EXTEND THE AUTHORITY OF THE EXECUTIVE BOARD
   a. to issue shares and/or grant rights to subscribe for shares
   b. to restrict or exclude pre-emptive rights

9. PROPOSAL TO AUTHORIZE THE EXECUTIVE BOARD TO ACQUIRE OWN SHARES

10. PROPOSAL TO INSTRUCT KPMG

11. ANY OTHER BUSINESS

12. CLOSING

Agenda

Agenda for the Annual General Meeting of Shareholders of Wolters Kluwer nv, to be held on Thursday, April 14, 2005, at 11.00 a.m. in the Hilton Hotel, Apollolaan 138, Amsterdam

of and experience with many of the products of Wolters Kluwer. Mr. Wakkie was born on June 22, 1948 and has Dutch nationality. Mr. Wakkie is Chief Corporate Governance Counsel and member of the Executive Board of Koninklijke Ahold nv and member of the Supervisory Board of Ahold Nederland bv and will be nominated as member of the Supervisory Board of Schuitema nv at that company's shareholders meeting of March 23, 2005. Mr. Wakkie holds no (depositary receipts for) ordinary shares in the Company.

7. PROPOSAL TO DETERMINE THE REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

The annual remuneration of the Chairman and the members of the Supervisory Board has been determined for the last time in 2002. It is proposed to increase the compensations as follows:

- the compensation of the Chairman from €40,000 to €45,000
- the compensation of the Deputy-chairman from €35,000 to €40,000
- the compensation of the members from €30,000 to €35,000

The annual compensation for membership of one of the permanent committees of the Supervisory Board will remain unchanged €5,000 for the Chairman of such a committee and €4,000 for the members. At present there are two permanent committees: the Audit Committee and the Selection and Remuneration Committee.

8. PROPOSAL TO EXTEND THE AUTHORITY OF THE EXECUTIVE BOARD

a. *to issue shares and/or grant rights to subscribe for shares*
Proposal to extend the Executive Board's authority for a period of 18 months, starting April 14, 2005, subject to the approval of the Supervisory Board, to issue shares and/or grant rights to subscribe for shares, up to a maximum of 10% of the issued capital on April 14, 2005, to be increased by a further 10% of the issued capital on April 14, 2005, in connection with, or on the occasion of, mergers or acquisitions.

b. *to restrict or exclude pre-emptive rights*
Proposal to extend the Executive Board's authority for a period of 18 months, starting April 14, 2005, subject to the approval of the Supervisory Board, to restrict or exclude the pre-emptive rights of holders of ordinary shares when ordinary shares are issued and/or rights to subscribe for ordinary shares are granted.

9. PROPOSAL TO AUTHORIZE THE EXECUTIVE BOARD TO ACQUIRE OWN SHARES

Proposal to authorize the Executive Board for a period of 18 months, starting April 14, 2005, to acquire for a consideration on the stock exchange or otherwise the Company's own paid-up shares or their depositary receipts, up to the maximum stated in Article 9(2) of the Articles of Association, in the case of (depositary receipts for) ordinary shares at a price between the nominal stock value of the shares and 110% of the closing price of the depositary receipts for ordinary shares on the stock exchange of Euronext Amsterdam on the day preceding the day of purchase as reported in the Offical Price List of Euronext Amsterdam nv and in the case of preference shares at their nominal value.

10. PROPOSAL TO INSTRUCT KPMG

Proposal to instruct KPMG Accountants nv to examine the financial statements and Annual Report drawn up by the Executive Board and report thereon to the Supervisory Board and the Executive Board and make a statement on the subject, as stipulated in Article 26(3) of the Articles of Association, for the fiscal years 2005 up to and including 2008. This proposal is based on the outcome of the thorough assessment of the external auditor that has been carried out in 2004. Reference to this assessment is made in the Report of the Supervisory Board, on page 39 of the Annual Report 2004.
In line with the Dutch Corporate Governance Code Wolters Kluwer intends to carry out such assessment every four years, followed by a proposal to appoint an external auditor to the Annual General Meeting of Shareholders. The Supervisory Board reserves the right to submit the appointment of the external auditor to the Annual General Meeting of Shareholders before the lapse of the four-year period.

Explanation of the proposed amendments to the Articles of Association of Wolters Kluwer nv

TO BE SUBMITTED TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON 14 APRIL 2005

GENERAL

It is proposed to amend the Articles of Association of Wolters Kluwer nv ("Wolters Kluwer") in order to bring them into line with the Netherlands Corporate Governance Code (the "Code") and with the bill "Wijziging van Boek 2 in verband met de aanpassing van de structuurregeling", that entered into force on 1 October 2004.

APPOINTMENT, SUSPENSION AND DISMISSAL OF MEMBERS OF THE EXECUTIVE BOARD

Pursuant to article 15 of the Articles of Association as they currently read, members of the Executive Board are appointed by the general meeting from either a binding or a non-binding nomination that has been drawn up by the Supervisory Board. This procedure for a binding nomination is not in line with the Code.

It is proposed to amend the current system of appointment of members of the Executive Board. Pursuant to the new system, members of the Executive Board shall be appointed and dismissed by the general meeting, on a non-binding nomination of the Supervisory Board. A resolution of the general meeting to appoint a member of the Executive Board in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast. A resolution of the general meeting to appoint a member of the Executive Board other than in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast representing more than one-third of the issued capital of Wolters Kluwer. A new meeting as referred to in section 120(3) of Book 2 of the Civil Code cannot be convened.

At a general meeting of shareholders, votes in respect of the appointment of a member of the Executive Board can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto.

The general meeting can resolve to suspend or remove a member of the Executive Board. A resolution of the general meeting to suspend or remove a member of the Executive Board, other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital of Wolters Kluwer. If, in a general meeting of shareholders, the majority of the votes has been cast in favour of the proposed suspension or dismissal whereas these votes do not represent at least one-third of the issued capital of Wolters Kluwer, a new general meeting of shareholders will be convened, in which the resolution regarding the suspension or dismissal can be adopted by an absolute majority of the votes cast, irrespective of the part of the capital of Wolters Kluwer represented by these votes.

REMUNERATION OF THE EXECUTIVE BOARD

Pursuant to the provisions of the Code and section 135(1) of Book 2 of the Civil Code that entered into force on 1 October 2004, Wolters Kluwer is required to have a policy on the remuneration of the Executive Board. This remuneration policy has been adopted by the general meeting on the proposal of the Supervisory Board, at the annual general meeting of shareholders that was held on 24 April 2004.

The remuneration itself will be determined by the Supervisory Board. However, if the remuneration also consists of schemes under which shares or rights to subscribe for shares are granted, the Supervisory Board must submit a proposal for these schemes to the general meeting for its approval. This is provided for in section 135(4) of Book 2 of the Civil Code that entered into force on 1 October 2004.

It is proposed to amend article 16 of the Articles of Association to better reflect the provisions of the Code and the law.

APPROVAL OF RESOLUTIONS OF THE EXECUTIVE BOARD

Article 18 paragraph 2 of the Articles of Association as they currently read contains a provision to the effect that the Supervisory Board may require resolutions of the Executive Board to be submitted for its approval.

It is proposed to add a new provision to article 18, pursuant to which the Executive Board shall need the approval of the general meeting for resolutions entailing a significant change in the identity or character of Wolters Kluwer or its business, in any case concerning:

a. the transfer of (nearly) the entire business of Wolters Kluwer to a third party;
b. entering into or terminating a long term cooperation between Wolters Kluwer or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for Wolters Kluwer;
c. acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one-third of the sum of the assets of Wolters Kluwer according to its balance sheet and explanatory notes or, if Wolters Kluwer prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of Wolters Kluwer, by Wolters Kluwer or a subsidiary.

This provision is reflected in section 107a of Book 2 of the Civil Code that entered into force on 1 October 2004.

APPOINTMENT, SUSPENSION AND DISMISSAL OF MEMBERS OF THE SUPERVISORY BOARD

To the appointment, suspension and dismissal of members of the Supervisory Board, a system similar to that with regard to the members of the Executive Board shall be applicable. It is proposed to include provisions to that effect in article 21 of the Articles of Association.

PROFILE OF THE SUPERVISORY BOARD

Pursuant to the Code, the Supervisory Board must adopt a profile on its size and composition. It is proposed to include this provision in article 21 of the Articles of Association.

INFORMATION TO THE SUPERVISORY BOARD

It is proposed to add a new sentence to article 23 paragraph 2 of the Articles of Association, stating that the Executive Board must, at least once a year, inform the Supervisory Board in writing of the main aspects of the strategic policy of Wolters Kluwer, the general and financial risks of the business and the management and control systems. This provision is reflected in section 141(2) of Book 2 of the Civil Code that entered into force on 1 October 2004.

BY-LAWS OF THE SUPERVISORY BOARD

It is proposed to add a new provision to article 24, in order to reflect the fact that the drawing up of by-laws of the Supervisory Board is no longer optional.

SUPERVISORY BOARD COMMITTEES

According to the Code, if the Supervisory Board consist
of five or more members, it should have at least an Au
Committee, a Remuneration Committee and a Select
and Appointment Committee.

In relation thereto it is proposed to include a new
in article 24 of the Articles of Association, stating
Supervisory Board may designate one or more c
from among its members, which shall have the
ties specified by the Supervisory Board.

At present, the Supervisory Board of Wolters K
of seven members and has established an A
and a Selection and Remuneration Commi

REMUNERATION OF THE SUPERVISORY BOARD

Pursuant to section 145 of Book 2 of the Civil Code that entered into force on 1 October 2004, the general meeting determines the remuneration of the members of the Supervisory Board. Article 25 of the Articles of Association shall be amended accordingly.

INDEMNITY

It is proposed to include a new article 26 in the Articles of Association (at the same time renumbering the articles following this new article 26), stating the indemnity by Wolters Kluwer of each member of the Executive Board and each member of the Supervisory Board (each of them a "Director") against any and all liabilities, claims, judgements, fines and penalties incurred by the Director as a result of any civil, criminal or administrative action, brought by any party other than Wolters Kluwer itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director.

Any expenses incurred by the Director in connection with ny action referred to above shall be reimbursed by Wolters uwer, but only upon receipt of a written undertaking by t Director that he shall repay such expenses if a compe- Court should determine that he is not entitled to be nnified.

ector will not be indemnified with respect to claims as they relate to the gaining in fact of personal dvantages or remuneration to which he was not titled, or if the Director shall have been adjudged for gross negligence (*grove nalatigheid*), wilful (*opzet*) or intentional recklessness (*bewuste* d). The indemnity shall not cover "internal lia- rred to in section 9 of Book 2 of the Civil Code, Director toward Wolters Kluwer itself.

DIVIDENDS

Within the scope of the policy on additions to reserves and on dividends of Wolters Kluwer, a proposal to pay dividends on ordinary shares must be dealt with separately. Consequently, the determination of dividends will be a separate item on the agenda of the annual general meeting of shareholders. It is proposed to amend article 29 (new) paragraph 3 and article 32 (new) paragraph 2 of the Articles of Association in order to reflect this.

With respect to distributions on preference shares it is furthermore proposed to amend article 29 (new) paragraph 1 third full sentence, such that, if in any financial year the distribution referred to in the first full sentence of article 29 (new) paragraph 1 cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the equity of Wolters Kluwer.

RELEASE FROM LIABILITY OF THE MEMBERS OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

The release from liability of the members of the Executive Board and of the members of the Supervisory Board shall be put on the agenda of the annual general meeting of shareholders of Wolters Kluwer as two separate items. This shall be included in article 32 (new) paragraph 2.

It is furthermore proposed to amend the wording in article 28 (new) in such a way that it states that at the general meeting of shareholders at which it is resolved to adopt the annual accounts, it shall be proposed, as two separate items on the agenda, that the members of the Executive Board and the members of the Supervisory Board respectively, be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts. The scope of a release from liability shall be subject to limitations by virtue of the law.

RIGHT TO REQUEST ITEMS TO BE PUT ON THE AGENDA

It is proposed to amend article 33 (new) paragraph 2 of the Articles of Association, such that, in addition to shareholders or holders of depositary receipts who, alone or jointly, represent at least half a per cent (1/2%) of the issued capital of Wolters Kluwer, also shareholders or holders of depositary receipts, who, alone or jointly, represent a block of shares or depositary receipts at least worth €50,000,000 according to the Official Price List of Euronext Amsterdam nv, have the right to request the Executive Board or the Supervisory Board to put items on the agenda of the general meeting of shareholders.

GRANTING OF PROXY TO HOLDERS OF DEPOSITARY RECEIPTS

For each general meeting of shareholders to be held, Stichting Administratiekantoor Wolters Kluwer (the "Trust Office") must, at the request of a holder of depositary receipts, grant to such holder of depositary receipts a proxy to, at its own discretion, exercise the voting rights attached to the shares in exchange for which the depositary receipts have been issued.

A system has been opted for, under which a holder of depositary receipts shall be deemed to have requested for a proxy, when he has deposited his depositary receipts or a statement issued by an accredited banking institution entailing that this institution has the depositary receipts referred to in that statement in custody and will keep them so until after the end of the meeting, on the date stated in the notice convening the general meeting of shareholders or - in the event of a so-called registration date - if he has been entered in the register referred to in article 37 (new) paragraph 7 of the Articles of Association on that date. The proxy is granted to the holder of the depositary receipts by way of him signing a proxy that has been signed by the Trust Office as well, at the same time on which he signs the attendance list before the commencement of the meeting. Article 12 paragraph 4 of the trust conditions of the Trust Office has been amended in this way.

In order to bring the Articles of Association of Wolters Kluwer into line with the system of granting a proxy as described above, a new provision shall be included in article 37 (new) paragraph 2 of the Articles of Association, stating that in the case of shares that are held by the Trust Office, the proxy must have been received by Wolters Kluwer not later than at the signing of the attendance list prior to the commencement of the general meeting of shareholders.

PROXY TO EFFECT THE AMENDMENT TO THE ARTICLES OF ASSOCIATION

The proposal to amend the Articles of Association shall also include the granting of a power of authority to each member of the Executive Board, to the secretary of Wolters Kluwer and to each (deputy) civil law notary and notarial assistant of Allen & Overy LLP, attorneys, civil law notaries and tax consultants in Amsterdam, to apply for the required ministerial certificate of no objection to the draft notarial deed of amendment of Articles of Association, and to have that notarial deed executed.

Proposed amendements to the Articles of Association of Wolters Kluwer nv, having its official seat in Amsterdam

TO BE SUBMITTED TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON 14 APRIL 2005

The following proposal contains two columns. The text of the articles of the Articles of Association to be amended is stated in the column on the left. The column on the right contains the proposed changes to the Articles of Association.

The text of the proposal below is an English translation of a proposal prepared in Dutch.
In preparing the text below, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms. The concepts concerned may be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

In the left-hand column, you can find the Articles of Association subject to change. In the right-hand column, you can find the proposed changes.

APPROVAL OF RESOLUTIONS OF THE EXECUTIVE BOARD

Article 18 paragraph 2 of the Articles of Association as they currently read contains a provision to the effect that the Supervisory Board may require resolutions of the Executive Board to be submitted for its approval.
It is proposed to add a new provision to article 18, pursuant to which the Executive Board shall need the approval of the general meeting for resolutions entailing a significant change in the identity or character of Wolters Kluwer or its business, in any case concerning:

a. the transfer of (nearly) the entire business of Wolters Kluwer to a third party;
b. entering into or terminating a long term cooperation between Wolters Kluwer or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for Wolters Kluwer;
c. acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one-third of the sum of the assets of Wolters Kluwer according to its balance sheet and explanatory notes or, if Wolters Kluwer prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of Wolters Kluwer, by Wolters Kluwer or a subsidiary.

This provision is reflected in section 107a of Book 2 of the Civil Code that entered into force on 1 October 2004.

APPOINTMENT, SUSPENSION AND DISMISSAL OF MEMBERS OF THE SUPERVISORY BOARD

To the appointment, suspension and dismissal of members of the Supervisory Board, a system similar to that with regard to the members of the Executive Board shall be applicable. It is proposed to include provisions to that effect in article 21 of the Articles of Association.

PROFILE OF THE SUPERVISORY BOARD

Pursuant to the Code, the Supervisory Board must adopt a profile on its size and composition. It is proposed to include this provision in article 21 of the Articles of Association.

INFORMATION TO THE SUPERVISORY BOARD

It is proposed to add a new sentence to article 23 paragraph 2 of the Articles of Association, stating that the Executive Board must, at least once a year, inform the Supervisory Board in writing of the main aspects of the strategic policy of Wolters Kluwer, the general and financial risks of the business and the management and control systems. This provision is reflected in section 141(2) of Book 2 of the Civil Code that entered into force on 1 October 2004.

BY-LAWS OF THE SUPERVISORY BOARD

It is proposed to add a new provision to article 24, in order to reflect the fact that the drawing up of by-laws of the Supervisory Board is no longer optional.

SUPERVISORY BOARD COMMITTEES

According to the Code, if the Supervisory Board consists of five or more members, it should have at least an Audit Committee, a Remuneration Committee and a Selection and Appointment Committee.

In relation thereto it is proposed to include a new provision in article 24 of the Articles of Association, stating that the Supervisory Board may designate one or more committees from among its members, which shall have the responsibilities specified by the Supervisory Board.

At present, the Supervisory Board of Wolters Kluwer consists of seven members and has established an Audit Committee and a Selection and Remuneration Committee.

REMUNERATION OF THE SUPERVISORY BOARD

Pursuant to section 145 of Book 2 of the Civil Code that entered into force on 1 October 2004, the general meeting determines the remuneration of the members of the Supervisory Board. Article 25 of the Articles of Association shall be amended accordingly.

INDEMNITY

It is proposed to include a new article 26 in the Articles of Association (at the same time renumbering the articles following this new article 26), stating the indemnity by Wolters Kluwer of each member of the Executive Board and each member of the Supervisory Board (each of them a "Director") against any and all liabilities, claims, judgements, fines and penalties incurred by the Director as a result of any civil, criminal or administrative action, brought by any party other than Wolters Kluwer itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director.

Any expenses incurred by the Director in connection with any action referred to above shall be reimbursed by Wolters Kluwer, but only upon receipt of a written undertaking by that Director that he shall repay such expenses if a competent Court should determine that he is not entitled to be indemnified.

The Director will not be indemnified with respect to claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Director shall have been adjudged to be liable for gross negligence *(grove nalatigheid)*, wilful misconduct *(opzet)* or intentional recklessness *(bewuste roekeloosheid)*. The indemnity shall not cover "internal liability" as referred to in section 9 of Book 2 of the Civil Code, i.e. liability of a Director toward Wolters Kluwer itself.

DIVIDENDS

Within the scope of the policy on additions to reserves and on dividends of Wolters Kluwer, a proposal to pay dividends on ordinary shares must be dealt with separately. Consequently, the determination of dividends will be a separate item on the agenda of the annual general meeting of shareholders. It is proposed to amend article 29 (new) paragraph 3 and article 32 (new) paragraph 2 of the Articles of Association in order to reflect this.

With respect to distributions on preference shares it is furthermore proposed to amend article 29 (new) paragraph 1 third full sentence, such that, if in any financial year the distribution referred to in the first full sentence of article 29 (new) paragraph 1 cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the equity of Wolters Kluwer.

RELEASE FROM LIABILITY OF THE MEMBERS OF THE EXECUTIVE BOARD AND OF THE SUPERVISORY BOARD

The release from liability of the members of the Executive Board and of the members of the Supervisory Board shall be put on the agenda of the annual general meeting of shareholders of Wolters Kluwer as two separate items. This shall be included in article 32 (new) paragraph 2.

It is furthermore proposed to amend the wording in article 28 (new) in such a way that it states that at the general meeting of shareholders at which it is resolved to adopt the annual accounts, it shall be proposed, as two separate items on the agenda, that the members of the Executive Board and the members of the Supervisory Board respectively, be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts. The scope of a release from liability shall be subject to limitations by virtue of the law.

RIGHT TO REQUEST ITEMS TO BE PUT ON THE AGENDA

It is proposed to amend article 33 (new) paragraph 2 of the Articles of Association, such that, in addition to shareholders or holders of depositary receipts who, alone or jointly, represent at least half a per cent (1/2%) of the issued capital of Wolters Kluwer, also shareholders or holders of depositary receipts, who, alone or jointly, represent a block of shares or depositary receipts at least worth €50,000,000 according to the Official Price List of Euronext Amsterdam nv, have the right to request the Executive Board or the Supervisory Board to put items on the agenda of the general meeting of shareholders.

GRANTING OF PROXY TO HOLDERS OF DEPOSITARY RECEIPTS

For each general meeting of shareholders to be held, Stichting Administratiekantoor Wolters Kluwer (the "Trust Office") must, at the request of a holder of depositary receipts, grant to such holder of depositary receipts a proxy to, at its own discretion, exercise the voting rights attached to the shares in exchange for which the depositary receipts have been issued.

A system has been opted for, under which a holder of depositary receipts shall be deemed to have requested for a proxy, when he has deposited his depositary receipts or a statement issued by an accredited banking institution entailing that this institution has the depositary receipts referred to in that statement in custody and will keep them so until after the end of the meeting, on the date stated in the notice convening the general meeting of shareholders or - in the event of a so-called registration date - if he has been entered in the register referred to in article 37 (new) paragraph 7 of the Articles of Association on that date. The proxy is granted to the holder of the depositary receipts by way of him signing a proxy that has been signed by the Trust Office as well, at the same time on which he signs the attendance list before the commencement of the meeting. Article 12 paragraph 4 of the trust conditions of the Trust Office has been amended in this way.

In order to bring the Articles of Association of Wolters Kluwer into line with the system of granting a proxy as described above, a new provision shall be included in article 37 (new) paragraph 2 of the Articles of Association, stating that in the case of shares that are held by the Trust Office, the proxy must have been received by Wolters Kluwer not later than at the signing of the attendance list prior to the commencement of the general meeting of shareholders.

PROXY TO EFFECT THE AMENDMENT TO THE ARTICLES OF ASSOCIATION

The proposal to amend the Articles of Association shall also include the granting of a power of authority to each member of the Executive Board, to the secretary of Wolters Kluwer and to each (deputy) civil law notary and notarial assistant of Allen & Overy LLP, attorneys, civil law notaries and tax consultants in Amsterdam, to apply for the required ministerial certificate of no objection to the draft notarial deed of amendment of Articles of Association, and to have that notarial deed executed.

Proposed amendements to the Articles of Association of Wolters Kluwer nv, having its official seat in Amsterdam

TO BE SUBMITTED TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON 14 APRIL 2005

The following proposal contains two columns. The text of the articles of the Articles of Association to be amended is stated in the column on the left. The column on the right contains the proposed changes to the Articles of Association.

The text of the proposal below is an English translation of a proposal prepared in Dutch.
In preparing the text below, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms. The concepts concerned may be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

In the left-hand column, you can find the Articles of Association subject to change. In the right-hand column, you can find the proposed changes.

Current text:

ARTICLES OF ASSOCIATION

DEFINITIONS

a. the Company: Wolters Kluwer nv, established in Amsterdam;
b. "Raad van Bestuur" [Executive Board]: the Executive Board of the Company;
c. "Raad van Commissarissen" [Supervisory Board]: the Supervisory Board of the Company;
d. General Meeting: the body that is formed by shareholders entitled to vote and other persons in the Company entitled to vote;
e. the General Meeting of Shareholders: the meeting of shareholders and other persons with meeting rights of the Company;
f. shares and shareholders: ordinary shares and preference shares and holders of those shares, unless the opposite appears from the text;
g. depositary receipts: depositary receipts of shares issued by the Company. Unless the opposite appears they shall include depositary receipts that have not been issued with the co-operation of the Company;
h. holders of depositary receipts: holders of depositary receipts issued with the co-operation of the Company. Unless the opposite appears they shall include those persons who, as a result of a usufruct created on shares, have the rights that the law grants holders of depositary receipts;
i. annual accounts: the balance sheet, profit and loss account and the notes to these documents, both in the form in which they have been prepared by the Executive Board and in the form in which they have been adopted by the General Meeting;
j. auditor: a "registeraccountant" [chartered accountant] or other expert as referred to in section 393 of Book 2 of the Civil Code;
k. annual meeting: the general meeting of shareholders intended for the discussion and adoption of the annual accounts;
l. annual report: the report to be issued annually in writing by the Executive Board concerning the business of the Company and the management conducted;
m. Commercial Register: the Commercial Register in the place where the registered office of the Company is situated;
n. subsidiary:
   1. a. legal person in which the company or one or more of its subsidiaries, whether or not by virtue of an

Proposed new text:

e. the General Meeting of Shareholders: the meeting of shareholders and other persons with meeting rights [vergaderrechten] of the Company;

Current text:

Proposed new text:

agreement with other persons entitled to vote, either alone or jointly, may exercise more than half the voting rights at the General Meeting;

b. a legal person of which the Company or one or more of its subsidiaries are members or shareholders and, whether or not by virtue of an agreement with other persons entitled to vote, either alone or jointly, may appoint or dismiss more than half the Managing Directors or Members of the Supervisory Board, even if all those entitled to vote cast their votes.

2. Equated with a subsidiary shall be a company acting in its own name in which the Company or one or more of its subsidiaries is fully liable as a partner to creditors for the debts.
3. For the application of the provisions under 1 rights attaching to shares shall not be allocated to the person who holds the shares for account of others. Rights attaching to shares shall be allocated to the person for whose account the shares are being held, if he is empowered to determine how the right shall be exercised or to acquire the shares.
4. For the application of the provisions under 1, voting rights attaching to pledged shares shall be allocated to the pledgee, if he is entitled to determine how the rights are exercised. If, however, the shares have been pledged for a loan that the pledgee has granted in the normal conduct of his business, the rights to vote shall only be allocated to him if he has exercised them in his own interest.

o. group company: a legal person or company with which the Company is associated in a group. A group is an economic unit in which legal persons and companies are linked organizationally;

REDUCTION OF THE ISSUED CAPITAL

Article 10.

1. The General Meeting may, but only on the proposal of the Executive Board that has been approved by the Supervisory Board, resolve on reduction of the issued capital:

a. by cancellation of shares or

b. by reduction of the amount of shares by amendment of the articles of association.

In this resolution the shares to which the resolution relates must be designated and the execution of the

Current text:	*Proposed new text:*
resolution must be regulated. 2. A resolution on cancellation can only refer to: a. shares that the Company itself holds or of which it holds the depositary receipts or b. all the preference shares held by others than the Company after re-payment. 3. Reduction of the amount of shares without re-payment and without exemption from the obligation of payment must be made proportionally on all the shares of the same class. The requirement of proportionality may be deviated from with the approval of all the shareholders concerned. 4. Partial re-payment on shares or exemption from the obligation to make payment shall only be possible to execute a resolution to reduce the amount of the shares. Such a re-payment or exemption may only be effected: a. either proportionally on all the shares; b. or only on the preference shares; the requirement of proportionality shall apply to those shares. The requirement of proportionality as referred to above under (b) may be deviated from with the approval of all the shareholders concerned. 5. A resolution to reduce the capital shall require a prior or simultaneous approving resolution of every group of holders of shares of the same class whose rights are affected. The provisions of the following paragraph shall apply accordingly to the passing of resolutions in the group. 6. Such a resolution shall furthermore require a majority of at least two-thirds of the votes cast if less than half the issued capital is represented at the meeting.	
7. The convening notice for a meeting at which a resolution mentioned in this article is taken must state the object of the capital reduction and the manner of execution. The provisions of article 39(2) of these articles of association shall apply accordingly.	7. The convening notice for a meeting at which a resolution mentioned in this article is taken must state the object of the capital reduction and the manner of execution. The provisions of article 40(2) of these articles of association shall apply accordingly.
8. In every capital reduction section 100 of Book 2 of the Civil Code must furthermore be observed. **EXECUTIVE BOARD** ***Article 15.*** 1. The Company shall have an Executive Board consisting of at least three Members. With observance of the above-mentioned minimum the number of Members of the Executive Board shall be determined by the Supervisory Board.	

Current text:

2. The General Meeting shall appoint the Members of the Executive Board.
3. The appointment of the Members of the Executive Board shall be effected from a binding nomination, which shall contain at least two persons for each position to be filled, prepared by the Supervisory Board after this board has been invited to do so by the Executive Board. The General Meeting shall be free in its choice if it removes the binding nature from the nomination by a resolution passed by at least two thirds of the valid votes cast representing at least one third of the issued capital. If the General Meeting has removed the binding nature from the nomination, the General Meeting may appoint a person other than the nominated person by a resolution passed by at least two thirds of the valid votes cast representing at least one third of the issued capital.
4. The appointment of the Members of the Executive Board may also be effected from a non-binding nomination to be prepared by the Supervisory Board. The non-binding nomination need not contain a minimum number of persons for each position to be filled. The General Meeting may appoint a person, other than the person put forward in the non-binding nomination, by a resolution passed by at least two thirds of the valid votes cast representing at least one third of the issued capital.

Proposed new text:

To be deleted.

3. The Supervisory Board shall nominate one or more candidates for each vacancy and, if no Members of the Executive Board are in office, it will do so as soon as reasonably possible.
4. A nomination or recommendation to appoint a Member of the Executive Board shall state the candidate's age and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Member of the Executive Board. The nomination and recommendations must state the reasons on which they are based.
5. A resolution of the General Meeting to appoint a Member of the Executive Board in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast.
   If the nomination by the Supervisory Board with respect to a vacancy consists of a list of two or more candidates, the vacant seat must be filled by election of a person from the list of candidates.
6. A resolution of the General Meeting to appoint a Member of the Executive Board other than in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast representing more than one-third of the Company's issued capital. A new meeting as referred to in section 120(3) of Book 2 of the Civil Code cannot be convened.
7. At a General Meeting of Shareholders, votes in respect of the appointment of a Member of the Executive Board, can only be cast for candidates named in the agenda of

Current text:

5. On the proposal of the Supervisory Board a Member of the Executive Board may be dismissed by the General Meeting.
6. If a Member of the Executive Board is dismissed by the General Meeting otherwise than on the proposal of the Supervisory Board, the resolution on dismissal may only be passed by two thirds of the valid votes cast representing at least one third of the issued capital.
7. A Member of the Executive Board may be suspended by the Supervisory Board. Furthermore a Member of the Executive Board may be suspended by the General Meeting on the proposal of the Supervisory Board. If a Member of the Executive Board is suspended by the General Meeting otherwise than on the proposal of the Supervisory Board the resolution on suspension may only be passed by two thirds of the valid votes cast representing at least one third of the issued capital.

Proposed new text:

the meeting or explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board shall retain the right to make a new nomination at a next meeting.

8. *Unchanged old paragraph 5.*
9. A resolution of the General Meeting to dismiss a Member of the Executive Board, other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the Company's issued capital. If, in a General Meeting of Shareholders, the majority of the votes has been cast in favour of the proposed dismissal whereas these votes do not represent at least one-third of the Company's issued capital, a new General Meeting of Shareholders will be convened, in which the resolution regarding the dismissal can be adopted by an absolute majority of the votes cast, irrespective of the part of the Company's capital represented by these votes. In the notice of the new meeting it must be stated that and explained why a resolution can be adopted irrespective of the part of the Company's capital represented by the votes cast in favour of the proposal.
10. A Member of the Executive Board may be suspended by the Supervisory Board. Furthermore a Member of the Executive Board may be suspended by the General Meeting on the proposal of the Supervisory Board. A resolution of the General Meeting to suspend a Member of the Executive Board, other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the Company's issued capital. If, in a General Meeting of Shareholders, the majority of the votes has been cast in favour of the proposed suspension whereas these votes do not represent at least one-third of the Company's issued capital, a new General Meeting of Shareholders will be convened, in which the resolution regarding the suspension can be adopted by an absolute majority of the votes cast, irrespective of the part of the Company's capital represented by these votes. In the notice of the new meeting it must be stated that and explained why a resolution can be adopted irrespective of the part of the Company's capital represented by the votes cast in favour of the proposal.

Current text:	*Proposed new text:*
8. A suspension may be extended once or several times but may not last for more than a total of three months. If after expiry of that period no resolution has been passed on removal of the suspension or on dismissal, the suspension shall end.	11. *Unchanged old paragraph 8.*
9. With regard to subjects as referred to in the paragraphs 3, 4 and 6 of this article no new General Meeting may be called by making use of the third sub-section of section 120 of Book 2 of the Civil Code.	*To be deleted (see paragraph 6).*
Article 16.	***Article 16.***
	1. The Company has a policy on the remuneration of the Executive Board. The policy shall be proposed by the Supervisory Board and adopted by the General Meeting.
The remuneration of every Member of the Executive Board and his other conditions of employment shall be determined by the Supervisory Board.	2. The remuneration and further terms of employment of the Executive Board shall be determined by the Supervisory Board, with due observance of the policy referred to in paragraph 1.
	3. If the remuneration of the Executive Board also consists of schemes under which shares or rights to subscribe for shares are granted, the Supervisory Board shall submit a proposal with respect to these schemes to the General Meeting for approval. The proposal must as a minimum state the number of shares or rights to subscribe for shares that can be granted to the Executive Board and the conditions for the granting and amending thereof.
Article 18.	
1. Barring the restrictions of these articles of association the Executive Board shall be entrusted with managing the Company.	
	2. The Executive Board shall need the approval of the General Meeting for resolutions entailing a significant change in the identity or character of the Company or its business, in any case concerning: a. the transfer of (nearly) the entire business of the Company to a third party; b. entering into or terminating a long term cooperation between the Company or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company; c. acquiring or disposing of a participation in the capital of a company if the value of such participation is at

Current text:	Proposed new text:
	least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or a subsidiary.
2. The Executive Board shall require the approval of the Supervisory Board for such resolutions of the Executive Board as the Supervisory Board will have determined in its specified resolution and communicated to the Executive Board.	3. *Unchanged old paragraph 2.*
3. The absence of the approval referred to in the preceding paragraph shall not affect the power of representation of the Executive Board or the Members of the Executive Board.	4. The absence of approval referred to in the preceding paragraphs 2 and 3 shall not affect the power of representation of the Executive Board or the Members of the Executive Board.
SUPERVISORY BOARD	
Article 21.	
1. The Company shall have a Supervisory Board consisting of at least three natural persons. The number of Members of the Supervisory Board shall be determined by the Supervisory Board with observance of the above-mentioned minimum.	
	2. The Supervisory Board adopts a profile on its size and composition, taking into account the character of the business, its activities and the desired expertise and background of the Members of the Supervisory Board.
2. The General Meeting shall appoint the Members of the Supervisory Board.	3. *Unchanged old paragraph 2.*
3. The appointment of the Members of the Supervisory Board shall be effected from a binding nomination, which shall contain at least two persons for each position to be filled, prepared by the Supervisory Board. The General Meeting shall be free in its choice if it removes the binding nature from the nomination by a resolution passed by at least two thirds of the valid votes cast representing at least one third of the issued capital. If the General Meeting has removed the binding nature from the nomination, the General Meeting may appoint a person other than the nominated person by a resolution passed by at least two thirds of the valid votes cast representing at least one third of the issued capital.	*To be deleted.*
4. In the event of a nomination as referred to in the preceding paragraph the following particulars of the	*To be deleted (see paragraph 5).*

Current text:

candidate shall be stated: his age, his profession, the amount of shares held by him in the capital of the Company and the positions that he holds or that he held in so far as they are relevant in connection with the performance of the task of Member of the Supervisory Board. At the same time it shall be stated with what legal entities he is already associated as a Supervisory Board Member; if they include legal entities that belong to the same group the designation of that group shall suffice.
The nomination shall be made with reasons.

5. The appointment of the Members of the Supervisory Board may also be effected from a non-binding nomination to be prepared by the Supervisory Board. The non-binding nomination need not contain a minimum number of persons for each position to be filled. The General Meeting may appoint a person, other than the person put forward in the non-binding nomination, by a resolution passed by at least two thirds of the valid votes cast representing at least one third of the issued capital.

Proposed new text:

4. The Supervisory Board shall nominate one or more candidates for each vacancy.
5. In the event of a nomination as referred to in the preceding paragraph the following particulars of the candidate shall be stated: his age, his profession, the amount of shares held by him in the capital of the Company and the positions that he holds or that he held in so far as they are relevant in connection with the performance of the task of Member of the Supervisory Board. At the same time it shall be stated with what legal entities he is already associated as a Supervisory Board Member; if they include legal entities that belong to the same group the designation of that group shall suffice.
The nomination shall be made with reasons.
6. A resolution of the General Meeting to appoint a Member of the Supervisory Board in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast.
If the nomination by the Supervisory Board with respect to a vacancy consists of a list of two or more candidates, the vacant seat must be filled by election of a person from the list of candidates.
7. A resolution of the General Meeting to appoint a Member of the Supervisory Board other than in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast representing more than one-third of the Company's issued capital. A new meeting as referred to in section 120(3) of Book 2 of the Civil Code cannot be convened.
8. At a General Meeting of Shareholders, votes in respect of the appointment of a Member of the Supervisory Board, can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the

Current text:	*Proposed new text:*
	candidates nominated by the Supervisory Board is appointed, the Supervisory Board shall retain the right to make a new nomination at a next meeting.
6. A Member of the Supervisory Board may be dismissed by the General Meeting on the proposal of the Supervisory Board.	9. *Unchanged old paragraph 6.*
7. If a Member of the Supervisory Board is dismissed by the General Meeting otherwise than on the proposal of the Supervisory Board the resolution on dismissal may only be passed by two thirds of the valid votes cast representing at least one third of the issued capital.	10. A resolution of the General Meeting to dismiss a Member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the Company's issued capital. If, in a General Meeting of Shareholders, the majority of the votes has been cast in favour of the proposed suspension whereas these votes do not represent at least one-third of the Company's issued capital, a new General Meeting of Shareholders will be convened, in which the resolution regarding the dismissal can be adopted by an absolute majority of the votes cast, irrespective of the part of the Company's capital represented by these votes. In the notice of the new meeting it must be stated that and explained why a resolution can be adopted irrespective of the part of the Company's capital represented by the votes cast in favour of the proposal.
8. A Member of the Supervisory Board may be suspended by the General Meeting on the proposal of the Supervisory Board.	11. *Unchanged old paragraph 8.*
9. If a Member of the Supervisory Board is suspended by the General Meeting otherwise than on the proposal of the Supervisory Board the resolution on suspension may only be passed by two thirds of the valid votes cast which represent at least one third of the issued capital.	12. A resolution of the General Meeting to suspend a Member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the Company's issued capital. If, in a General Meeting of Shareholders, the majority of the votes has been cast in favour of the proposed suspension whereas these votes do not represent at least one-third of the Company's issued capital, a new General Meeting of Shareholders will be convened, in which the resolution regarding the suspension can be adopted by an absolute majority of the votes cast, irrespective of the part of the Company's capital represented by these votes. In the notice of the new meeting it must be stated that and explained why a resolution can be adopted irrespective of the part of the Company's capital represented by the votes cast in favour of the proposal.

Current text:	*Proposed new text:*
10. A suspension may be extended once or several times but may not last for more than three months in total. If after expiry of that period no resolution has been passed on discontinuation of the suspension or on dismissal, the suspension shall end.	13. *Unchanged old paragraph 10.*
11. With regard to subjects as referred to in the provisions 5, 7 and 9 of this article no new General Meeting may be called by making use of the third sub-section of section 120 of Book 2 of the Civil Code.	*To be deleted (see paragraph 7).*
Article 23.	
1. It shall be the task of the Supervisory Board to supervise the policy of the Executive Board and the general course of affairs in the Company and the enterprise associated with it. It shall assist the Executive Board with advice. In the performance of their task the Members of the Supervisory Board shall be guided by the interests of the Company and the enterprise associated with it.	
2. The Executive Board shall give the Supervisory Board the particulars necessary for the performance of its task in good time.	2. The Executive Board shall provide the Supervisory Board with the particulars necessary for the performance of its task in good time. In addition, the Executive Board shall, at least once a year, inform the Supervisory Board in writing of the main aspects of the strategic policy, the general and financial risks and the Company's management and control systems.
3. For the performance of his task every Member of the Supervisory Board shall have access to the buildings and grounds of the Company.	
4. The Supervisory Board shall be empowered to inspect the books and papers of the Company. The values of the Company must be shown to it, if desired.	
5. The Supervisory Board may have the powers vested in it according to the fourth paragraph of this article exercised by one or more Members from their midst, whom it designates for the purpose and/or by an auditor or other expert appointed by it.	
Article 24.	
1. The Supervisory Board shall meet with the Executive Board as often as the Supervisory Board or the Executive Board deems this necessary.	
2. The Supervisory Board shall divide its work. It may authorize one or more of its Members to maintain regular contact with the Executive Board.	
3. From their midst the Supervisory Board shall appoint	

Current text:

a chairman, a deputy chairman and, from their midst or otherwise, a secretary and a deputy secretary. In the absence of the chairman at a meeting of the Supervisory Board this meeting shall be led by the deputy chairman. If the deputy chairman is also absent the meeting shall appoint its own chairman.

4. The Supervisory Board shall meet each time when the chairman or two other Members of the Supervisory Board deem(s) this necessary.
5. The proceedings at the meetings of the Supervisory Board shall be laid down in minutes by the secretary, in his absence by the deputy secretary and if the latter is also absent by one of the other persons present designated for the purpose by the chairman. After approval by the Supervisory Board the minutes shall be signed by the persons who acted as chairman and secretary at the meeting at which the approval was given.
6. The resolutions of the Supervisory Board shall be passed by an absolute majority of the votes.
7. The Supervisory Board may only pass valid resolutions if the majority of the Members of the Supervisory Board in office are present, participate by telephone or are represented at the meeting. A Member of the Supervisory Board may be represented by a fellow Member of the Supervisory Board by proxy transmitted in writing, by fax, by e-mail or such a means of communication. A Member of the Supervisory Board may not cast more than a total of two votes for himself and as a proxy.
8. The Supervisory Board may also pass resolutions without a meeting, provided all the Members of the Supervisory Board have been notified of the resolution to be passed in writing, including by fax, e-mail or such a means of communication and none of them has opposed this manner of passing resolutions. A resolution thus passed shall be laid down by the secretary in a report, which shall be added to the minutes after being co-signed by the chairman.

Proposed new text:

9. The Supervisory Board shall draw up by-laws containing further regulations on the procedure for holding meetings and decision-making by the Supervisory Board, and its operating procedures.
10. The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, who shall have the responsibilities specified by the Supervisory Board.

Current text:

Proposed new text:

11. The composition of any such committee shall be determined by the Supervisory Board.
12. The General Meeting may grant additional compensation to the Members of the committee(s) for their service on the committee(s).

Current text:

Article 25.

1. The remuneration of the Members of the Supervisory Board shall be determined by the General Meeting.
2. An authorized Member of the Supervisory Board as referred to in paragraph 2 of the preceding article shall moreover receive for his work as such a remuneration that shall be determined by the Supervisory Board.

Proposed new text:

Article 25.

The remuneration of the Members of the Supervisory Board shall be determined by the General Meeting.

INDEMNITY

Article 26.

1. The Company shall indemnify and hold harmless each Member of the Executive Board and each Member of the Supervisory Board (each of them, for the purpose of this article 26 only, the "Director") against any and all liabilities, claims, judgements, fines and penalties (the "Claims"), incurred by the Director as a result of any threatening, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (the "Action"), brought by any party other than the Company itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director. Claims will include derivative actions brought on behalf of the Company or its group companies against the Director and claims by the Company itself (or one of its group companies) for reimbursement of claims by third parties on the ground that the Director was jointly liable toward that third party, in addition to the Company.
2. The Director will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Director shall have been adjudged to be liable for gross negligence *(grove nalatigheid)*, wilful misconduct *(opzet)* or intentional recklessness *(bewuste roekeloosheid)*.
3. Any expenses (including reasonable attorneys' fees and litigation costs) (together the "Expenses") incurred by the Director in connection with any Action, shall be reimbursed by the Company, but only upon receipt of a written undertaking by that Director that he shall repay

Current text:

Proposed new text:

such Expenses if a competent Court should determine that he is not entitled to be indemnified. Expenses shall be deemed to include any tax liability which the Director may be subject to as a result of his indemnification.

4. Also in case of an Action against the Director by the Company itself or its group companies, the Company will advance to the Director his reasonable attorneys' fees and litigation costs but only upon receipt of a written undertaking by that Director that he shall repay such fees and costs if a competent Court should resolve the Action in favour of the Company or its group companies rather than the Director.
5. The Director shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the Company's prior written authorisation. The Company and the Director shall use all reasonable endeavours to co-operate with a view to agreeing on the defence of any Claims. However, in the event that the Company and the Director would fail to reach such agreement, the Director shall comply with all directions given by the Company in its sole discretion.
6. The indemnity contemplated by this article 26 shall not apply to the extent Claims and Expenses are reimbursed by insurers.
7. In case of amendment of this article 26, the indemnity provided hereby shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Director during the periods in which this clause was in effect.

FINANCIAL YEAR AND ANNUAL ACCOUNTS

Article 26.

1. The financial year shall coincide with the calendar year.
2. Annually, at the latest in the month of May, the annual accounts shall be drawn up by the Executive Board.
3. The General Meeting shall give an order to an auditor, who shall examine the annual accounts and annual report drawn up by the Executive Board and report thereon to the Supervisory Board and the Executive Board and issue a certificate on the subject.
4. If the General Meeting does not proceed to doing so in accordance with paragraph 3 of this article, the Supervisory Board or, if it should fail to do so, the Executive Board shall be empowered to give the order to an auditor referred to in paragraph 3 of this article.

Article 27.

Current text:

5. The annual accounts shall be signed by the Members of the Executive Board and by the Members of the Supervisory Board; if the signature of one or more of them is lacking this shall be stated with reasons.
6. From the date of the call to the General Meeting intended for the discussion of the annual accounts until the end of that meeting the annual accounts, the annual report and the certificate of the auditor, as well as the particulars to be added thereto according to section 2:392(1) of the Civil Code, shall be available at the office of the Company and also in Amsterdam at the place to be mentioned in the convening notice for inspection by the shareholders and the holders of depositary receipts. Copies thereof shall be available to them free of charge. Third parties may obtain copies at cost price.
7. The annual accounts shall be adopted by the General Meeting.
8. Within eight days after adoption of the annual accounts the Executive Board shall be obliged to deposit a full copy thereof and also a copy of the certificate of the auditor relating thereto, a copy of the annual report and of the other particulars in section 2:392 (1) of the Civil Code in the Dutch language for inspection by anyone, at the office of the Commercial Register. The Executive Board shall be empowered, however, to make use of the power given in section 2:394(4), second sentence, of the Civil Code.

DISCHARGE FROM LIABILITY

Article 27.

The General Meeting's approval of the management conducted by the Executive Board and the supervision exercised by the Supervisory Board shall serve the members of the Executive Board and the members of the Supervisory Board as a discharge from liability for all acts evidenced by the annual accounts or whose result has been incorporated therein, unless an express proviso has been made and without prejudice to whatever has been or will be provided on the subject in the law.

ALLOCATION TO RESERVES, DIVIDEND PAYMENT AND OTHER DISTRIBUTIONS

Article 28.

1. From the profit as it appears from the annual accounts adopted by the General Meeting a dividend shall be

Proposed new text:

RELEASE FROM LIABILITY

Article 28.

At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it shall be proposed, as two separate items on the agenda, that the Members of the Executive Board and the Members of the Supervisory Board respectively, be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts. The scope of a release from liability shall be subject to limitations by virtue of the law.

Article 29.

1. From the profit as it appears from the annual accounts adopted by the General Meeting a dividend shall be

Current text:

distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank - weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three.
The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount.
If in any year the profit should not be sufficient for the purpose, the profit of any succeeding year shall first be used to distribute the deficient dividend to the holders of preference shares, prior to any further distribution of profit. No further dividend shall be distributed on the preference shares.

2. Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
3. Any balance remaining after that shall be distributed as dividend on the ordinary shares.
4. Profit distributions may only be made in so far as the Company's equity is greater than the amount of the paid-up and called part of the issued capital, increased by the reserves that must be maintained by virtue of the law.
5. Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.
6. Subject to approval of the Supervisory Board the Executive Board may resolve on distribution of interim dividend, provided the requirements of paragraph 4 have been met, according to an interim statement of assets and liabilities. It shall relate to the position of the assets and liabilities no earlier than on the first day of the third month before the month in which the resolution on distribution of interim dividend is made known. It shall be drawn up with observance of valuation methods considered generally acceptable. The statement of assets and liabilities shall include the amounts to be reserved by virtue of the law. It shall be signed by the Members of the Executive Board; if the signature of one or more of them is lacking this shall be stated with reasons. The statement of assets and liabilities shall be deposited at the office of the Commercial Register within eight days after the day on which the resolution on distribution is

Proposed new text:

distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank - weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three.
The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount.
If in any financial year the distribution referred to in the first full sentence cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the Company's equity.
No further dividend shall be distributed on the preference shares.

3. Any balance remaining after that shall be at the disposal of the General Meeting.

Current text:	Proposed new text:
made known. 7. If a loss is suffered for any year that loss shall be transferred to a new account for set-off against future profits and for that year no dividend shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.	
Article 29.	*Article 30.*
1. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve that a distribution of dividend on ordinary shares shall be made entirely or partially not in money but in ordinary shares in the capital of the Company or their depositary receipts.	
2. On the proposal of the Executive Board that has been approved by the Supervisory Board the General Meeting may resolve on distributions in money or in the manner as referred to in paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.	
3. The provisions of the paragraphs 4, 5 and 6 of article 28 of these articles of association shall apply to the distributions regulated in this article.	3. The provisions of the paragraphs 4, 5 and 6 of article 29 of these articles of association shall apply to the distributions regulated in this article.
Article 30.	*Article 31.*
1. Dividends and other distributions shall be made payable in Amsterdam within fourteen days after the resolution on distribution. 2. Their being made payable shall be announced in a national daily newspaper and also in the official list of Euronext Amsterdam N.V., while it shall also be notified by letter to the shareholders at the addresses mentioned in the register referred to in article 13 of these articles of association. 3. The claim of the shareholders shall lapse through expiry of five years after the resolution on distribution.	
GENERAL MEETINGS OF SHAREHOLDERS	
Article 31.	*Article 32.*
1. Annually, at the latest in the month of June, the annual meeting shall be held. 2. The agenda of that meeting shall inter alia list the following points for discussion:	

Current text:

a. the report of the Executive Board concerning the business of the Company and the management conducted in the past financial year;
b. the adoption of the annual accounts;
c. approval of the management conducted by the Executive Board and the supervision exercised by the Supervisory Board;
d. proposals brought up by the Supervisory Board or the Executive Board and announced with observance of the provisions of these articles of association.

3. The report referred to in paragraph 2(a) shall be made in writing, simultaneously with the presentation of the annual accounts to the General Meeting. It shall be kept separate from the notes to the balance sheet and the profit and loss account.
4. Other General Meetings of Shareholders shall be held as often as the Executive Board or the Supervisory Board deems this necessary, without prejudice to the provisions of the sections 110, 111 and 112 of Book 2 of the Civil Code.

Proposed new text:

c. determination of dividend;
d. discharge of the Members of the Executive Board;
e. discharge of the Members of the Supervisory Board;

f. *unchanged old paragraph d.*

CALL

AGENDA

Current text:

Article 32.

1. The General Meetings of Shareholders shall be called by the Supervisory Board or the Executive Board.
2. Requests of shareholders and/or holders of depositary receipts who alone or jointly represent half a per cent (1/2%) of the issued capital to place subjects on the agenda for the general meeting of shareholders shall be honoured if they are submitted at least forty days before the date of the meeting to the Executive Board or the chairman of the Supervisory Board unless in the opinion of the Supervisory Board and the Executive Board there are weighty interests of the company that oppose inclusion in the agenda.

Proposed new text:

Article 33.

2. Shareholders or holders of depositary receipts who, alone or jointly, represent at least half a percent (1/2%) of the issued capital or a block of shares or depositary receipts, alone or jointly, at least worth fifty million euro (€50,000,000) according to the Official Price List *(Officiële Prijscourant)* of Euronext Amsterdam N.V., or an official publication replacing it, shall have the right to request the Executive Board or the Supervisory Board that items be put on the agenda of the General Meeting of Shareholders.
   These requests shall be honoured by the Executive Board and the Supervisory Board under the conditions:
   a. that important Company interests do not dictate otherwise; and
   b. that the request is received by the chairman of the Executive Board or the chairman of the Supervisory Board in writing at least forty (40) days before the date of the General Meeting of Shareholders.

Current text: / *Proposed new text:*

Current text:

3. The call shall be made no later than on the fifteenth day before that of the meeting.
4. In the convening notice the subjects to be discussed shall be mentioned or it shall be stated that the shareholders and holders of depositary receipts may acquaint themselves with those subjects at the office of the Company and in Amsterdam in the place to be mentioned in the convening notice, without prejudice to the provisions of article 39(2). The agenda may be obtained free of charge by shareholders and holders of depositary receipts at the place where it is available for inspection.
5. In the convening notice mention shall be made of the requirement for admission to the meeting as described in article 36(1), (7) and (8) of these articles of association.
6. The call to the General Meeting of Shareholders shall be made by means of advertisements, to be placed in at least one national newspaper and also in the official list of Euronext Amsterdam N.V.
   Moreover the shareholders shall be called by letter at the addresses as included in the register referred to in article 13 of these articles of association. Shareholders may not rely on the omission of a convening notice, however.

Proposed new text:

4. In the convening notice the subjects to be discussed shall be mentioned or it shall be stated that the shareholders and holders of depositary receipts may acquaint themselves with those subjects at the office of the Company and in Amsterdam at the place to be mentioned in the convening notice, without prejudice to the provisions of article 40(2). The agenda may be obtained free of charge by shareholders and holders of depositary receipts at the place where it is available for inspection.
5. In the convening notice mention shall be made of the requirement for admission to the meeting as described in article 37(1), (7) and (8) of these articles of association.

PLACE OF MEETING

Article 33. (Proposed new text: *Article 34.*)

The General Meetings shall be held in Amsterdam, Rotterdam, Den Haag, Utrecht or Haarlemmermeer.

CHAIRMANSHIP

Article 34. (Proposed new text: *Article 35.*)

1. The General Meetings shall be led by the chairman of the Supervisory Board and, in his absence, by the deputy chairman of that board; if the latter is also absent by another Member of the Supervisory Board designated for the purpose by the Members of that Board present. The Supervisory Board may always designate someone who is not from their midst to chair the meeting, however.
2. If in spite of the provisions of the preceding paragraph no chairman is present the meeting shall choose its own chairman on the understanding that as long as that provision has not been made the chair shall be held by a Member of the Executive Board designated for the purpose by common agreement by the Members of the Executive Board present.

Current text:

REPORT

Article 35.

1. The proceedings at the General Meeting shall be laid down in a concise report by the secretary. This report shall be signed by the chairman of the meeting and by the secretary and shall be sent to the persons who were present at the meeting, on their written request.
2. If a notarial report is also drawn up of the proceedings it need only be co-signed by the chairman.

MEETING RIGHTS. ADMISSION

Article 36.

1. Every shareholder entitled to vote and every usufructuary of shares in whom the right to vote is vested, shall be empowered to attend the General Meeting of Shareholders, to speak at it and to exercise the right to vote, provided the intention to attend the meeting has been notified in writing to the Company. At the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and bank holidays, but at most seven (7) days, this notification must have been received by the Company.
2. The meeting rights according to paragraph 1 of this article may be exercised by a proxy authorized in writing, provided the proxy has been received by the Company alongside the prescribed notification at the latest on the day on which the notification must have been received, on the understanding that a person entitled to vote as referred to in paragraph 1 of this article may not exercise more than one proxy.
3. If the right to vote on a share is vested in the usufructuary instead of in the shareholder the shareholder shall be empowered to attend the General Meeting of Shareholders and to speak at it, provided the Company has been notified of the intention to attend the meeting in accordance with paragraph 1 of this article. Paragraph 2 of this article shall apply accordingly.
4. Each share with a nominal value of twelve euro cents (€0.12) shall entitle its holder to cast one vote.
5. Every person entitled to vote or his representative must sign the attendance book.
6. Every holder of depositary receipts shall be entitled to attend the General Meeting of Shareholders and to speak at it.
7. When making the call the Executive Board may provide

Proposed new text:

Article 36.

MEETING RIGHTS [VERGADERRECHTEN]. ADMISSION

Article 37.

2. The meeting rights [vergaderrechten] according to paragraph 1 of this article may be exercised by a proxy authorized in writing, provided the proxy has been received by the Company alongside the prescribed notification at the latest on the day on which the notification must have been received, or, if it regards shares that are held by Stichting Administratiekantoor Wolters Kluwer, the proxy has been received by the Company ultimately at the signing of the attendance list before the General Meeting of Shareholders commences.

Current text:

that for application of the paragraphs 1 and 6 those persons shall be entitled to vote or to attend meetings who have those rights at a time to be determined on that occasion ("record date") and are registered as such in a register designated by the Executive Board, irrespective of the person who is entitled at the time of the General Meeting. In the convening notice for the meeting the record date shall be stated, and also the manner in which the persons entitled to vote or to attend meetings may exercise their rights.

8. If the Executive Board does not exercise the power referred to in paragraph 7 depositary-receipt holders who wish to attend the General Meeting and to speak at it, must deposit their depositary receipts or a statement issued by an accredited banking institution entailing that this institution has the depositary receipts referred to in that statement in custody and will keep them so until after the end of the meeting, at the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and recognized public holidays, but at most seven (7) days, in a place to be mentioned in the convening notice. The certificate of deposit shall serve as attendance card.
9. The meeting rights in accordance with paragraph 6 of this article may be exercised by a proxy authorized in writing, subject to the requirement of depositing, provided the letter of proxy has been received by the Company at the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and bank holidays, but at most seven (7) days.
10. The Members of the Supervisory Board and the Members of the Executive Board as such shall have an advisory voice at the General Meeting of Shareholders.
11. The chairman shall decide on the admission of others than the persons mentioned above in this article.
12. The chairman of the meeting may limit the speaking time at the meeting or take such other measures that the meeting proceeds in an orderly manner. On the proposal of the chairman or of a shareholder the meeting may resolve to order a speaker to stop.

Proposed new text:

9. The meeting rights [vergaderrechten] in accordance with paragraph 6 of this article may be exercised by a proxy authorized in writing, subject to the requirement of depositing, provided the letter of proxy has been received by the Company at the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and bank holidays, but at most seven (7) days.

Current text:

Proposed new text:

VOTES

Article 37.

Article 38.

1. In so far as the law or the articles of association do not prescribe a greater majority all resolutions shall be passed by an absolute majority of the votes cast.
2. If in an election of persons nobody has received the absolute majority, a second free vote shall be taken. If then again nobody has obtained the absolute majority, revotes shall be taken until either one person has obtained the absolute majority or a vote has been taken between two persons and the votes are tied. In the said revotes (not including the second free vote) votes shall each time be taken among the persons on whom votes were cast in the preceding vote, but with the exception of the person who received the smallest number of votes in the preceding vote. If in the preceding vote the smallest number of votes was cast on more than one person it shall be decided by the casting of lots on which of those persons no votes may be cast in the new vote any more. If in a vote between two persons the votes are tied, it shall be decided by the casting of lots which of the two has been elected.
3. If the votes are tied in another vote than an election of persons the proposal shall be rejected.
4. All votes shall be taken orally, unless the chairman decides that a written vote shall be taken. Written votes shall be taken by closed unsigned ballot papers.
5. Blank and invalid votes shall be considered votes not cast.
6. Voting by acclamation shall be possible if nobody of those present and entitled to vote opposes it.
7. The chairman's opinion pronounced at the meeting that a resolution has been passed by the General Meeting shall be decisive. The same shall apply to the contents of a resolution passed, in so far as a vote was taken on a proposal not laid down in writing. If, however, immediately after the pronouncement of that opinion its correctness is contested a new vote shall be taken if the majority of the persons present and entitled to vote or, in the event that the original vote was not taken severally or in writing, if a person present and entitled to vote desires this. This new vote shall cancel the legal consequences of the original vote.

Current text:	*Proposed new text:*
MEETINGS OF HOLDERS OF PREFERENCE SHARES	
Article 38.	*Article 39.*
1. Meetings of holders of preference shares shall be held as often as the Executive Board or the Supervisory Board deems this necessary, or holders of at least ten per cent of the issued preference share capital request this of the Executive Board, with a statement of the subjects to be discussed. If the Executive Board does not comply with such a request in the sense that the meeting may be held within four weeks after the request, the persons making the request shall be empowered to make the call themselves.	
2. The meetings of holders of preference shares shall be held in the place as mentioned in article 33 of these articles of association.	2. The meetings of holders of preference shares shall be held in the place as mentioned in article 34 of these articles of association.
3. The call to a meeting of holders of preference shares shall be made at the latest on the fifteenth day before that of the meeting. The call shall be made irrespective whether it originates with the Executive Board, the Supervisory Board or the persons making the request as referred to in paragraph 1 of this article, by registered letter directed to the addresses of the preference shareholders as mentioned in the register referred to in article 13 of these articles of association.	
4. The provisions concerning the method of passing resolutions and the method of meeting of the General Meeting shall apply accordingly.	
AMENDMENT OF THE ARTICLES OF ASSOCIATION AND WINDING UP	
Article 39.	*Article 40.*
1. A resolution to amend the articles of association or to wind up the Company may only be passed on the proposal of the Executive Board subject to the approval of the Supervisory Board.	
2. If a proposal to amend the articles of association or to wind up the Company is made to the General Meeting, this must always be stated in the convening notice for the General Meeting of Shareholders and, if it concerns an amendment of the articles of association, a copy of the proposal in which the intended alteration is included verbatim, must be made available for inspection simultaneously at the office of the Company and also in Amsterdam at the place to be determined in the convening notice and be made available free of charge to	

Current text:

shareholders and holders of depositary receipts, until the end of the meeting.

Article 40.

1. If the Company is wound up by virtue of a resolution of the General Meeting the Executive Board shall be entrusted with the liquidation of the affairs of the Company and the Supervisory Board with its supervision, subject to the provisions of section 23(2) of Book 2 of the Civil Code.
2. During liquidation the provisions of the articles of association shall remain in force as much as possible.
3. Any balance left after payment of the debts shall be distributed to the shareholders in proportion to the shareholding of each, except that no distribution shall be made to holders of preference shares beyond the nominal amount paid on those shares.

Proposed new text:

Article 41.

1. If the Company is wound up by virtue of a resolution of the General Meeting the Executive Board shall be entrusted with the liquidation of the affairs of the Company and the Supervisory Board with its supervision.

4. In addition, the liquidation shall be subject to the relevant provisions of Title 1 of Book 2 of the Civil Code.

File No. 82-2683

Jaarverslag 2004

Wolters Kluwer



content *in* context

Toekomstgerichte uitspraken In dit jaarverslag worden toekomstgerichte uitspraken gedaan. Deze uitspraken zijn herkenbaar aan het gebruik van bewoordingen als 'verwacht', 'naar verwachting', 'voorziet', 'heeft het voornemen', en vergelijkbare uitdrukkingen. Deze uitspraken zijn onderhevig aan risico's en onzekerheden en de werkelijke resultaten en gebeurtenissen kunnen aanmerkelijk afwijken van de huidige verwachtingen. Factoren die daartoe kunnen leiden zijn onder meer, maar niet uitsluitend, de algehele economische omstandigheden, de situatie op de markten waarop Wolters Kluwer actief is, het gedrag van klanten, leveranciers en concurrenten, technologische ontwikkelingen en juridische bepalingen en voorschriften van regelgevende instanties die consequenties hebben voor de activiteiten van Wolters Kluwer. In aanvulling hierop, maar niet beperkt daartoe, kunnen toekomstige resultaten beïnvloedt worden door financiële risco's zoals valuta- en rente risico's en liquiditeits- en kredietrisico's. Wolters Kluwer verwerpt iedere aansprakelijkheid of verplichting terzake van het bijwerken of herzien van onderhavige prognoses op basis van nieuwe informatie, toekomstige gebeurtenissen of anderszins.

Jaarverslag 2004

Wolters Kluwer excelleert in het bieden van hoge kwaliteit content voor gebruik in een professioneel kader op het gebied van gezondheidszorg, zakelijke dienstverlening, administratie, financiën, belasting, recht, wet-en regelgeving en onderwijs.

Wolters Kluwer



The Professional's First Choice

Wolters Kluwer wil *The Professional's First Choice* zijn,
door informatie, middelen en oplossing te bieden,
voor het zo effectief mogelijk nemen van cruciale
beslissingen en het verhogen van productiviteit.
Omdat wij innovatief en vooruitstrevend zijn, gebruiken
wij de nieuwste technologieen en zijn onze producten en
diensten toegespitst op de wensen en behoeften van
onze klanten, zodat we oplossingen leveren wanneer en
hoe zij willen.

Inhoudsopgave

content *in* context

Wolters Kluwer excelleert in het creëren van contentoplossingen voor gebruik in een vaktechnisch kader op het gebied van gezondheidszorg, zakelijke dienstverlening, financiën, belastingen, administratieve verslaglegging, recht, wet- en regelgeving en onderwijs. Onze professionals bedienen de professionals van onze klanten en zijn daarbij volledig gericht op het leveren van essentiële content, software en diensten op basis waarvan deze klanten cruciale operationele beslissingen kunnen nemen. Door gebruik te maken van de nieuwste informatietechnologie kunnen wij onze klanten de oplossingen bieden die zij nodig hebben, op het door hen gewenste moment en op het door hen gewenste medium. Wanneer wij hierin slagen, kunnen wij ons met recht marktleider noemen op het gebied van *content in context*.

Partners in innovatie

De professionals van Wolters Kluwer wisselen permanent met onze klanten kennis en ideeën uit, waarbij de werkzaamheden van deze klanten centraal staan. Deze samenwerking op het gebied van innovatie ligt aan de basis van onze dienstverlening aan juristen, artsen, verpleegkundigen, belastingadviseurs, docenten en bedrijfsmanagers. Kennis van de werkstromen van deze professionals en het vermogen om nieuwe technologieën zodanig toe te passen dat zij efficiënter en productiever kunnen werken, vormen de kern van deze samenwerking.

Leidende posities en merken

Sterke marktposities zijn van groot belang voor de bedrijfsstrategie van Wolters Kluwer. Wij waarderen het feit dat wij op de meeste markten en marktsegmenten waar wij actief zijn, een leidende positie innemen. Op al deze markten hebben we sterke, duurzame merken zoals Adis, Bankers Systems, Bildungsverlag EINS, CCH, Croner, CT Corporation, Ipsoa, Kluwer, Lamy, La Ley, Liber, Lippincott Williams & Wilkins, Luchterhand, Ovid, Teleroute en Wolters-Noordhoff. Deze merken staan al tientallen jaren garant voor een uitstekende kwaliteit. Er is ons dus alles aan gelegen om onze bestaande koplopersspositie op de door ons geselecteerde markten te veroveren, handhaven en uit te breiden. Wij zullen ons daarvoor maximaal blijven inspannen.

Groeistrategie

Het zojuist afgesloten boekjaar viel samen met het eerste, succesvolle jaar van de in oktober 2003 aangekondigde driejarenstrategie van Wolters Kluwer. In dit kader hebben wij een op groei gerichte reorganisatie doorgevoerd, kostenbesparingen gerealiseerd door middel van duurzame structurele verbeteringen en rond onze leidende marktposities in groei geïnvesteerd. Daarmee is de toplinegroei hersteld en heeft Wolters Kluwer de basis gelegd voor verdere duurzame groei en winstgevendheid.

Bedrijfsprofiel

The Professional's First Choice

De nauwe samenwerking op het gebied van innovatie met onze klanten, die professionals op hun vakgebied zijn, is voor Wolters Kluwer van het grootste belang en vormt een belangrijk fundament van onze concurrentiepositie.
Wolters Kluwer is toonaangevend op de markten waar zij actief is, omdat wij altijd en overal de zakelijke partner willen zijn met het beste inzicht in de wensen en eisen van de klanten en hun activiteiten. Ons streven is om voor de professionals die wij bedienen *The Professional's First Choice* te zijn.

Feiten

Omzet:	€3,3 miljard
Werknemers:	18.400
Markten:	gezondheidszorg, zakelijke dienstverlening, financiën, belastingen, administratieve verslaglegging, recht, wet- en regelgeving en onderwijs
Activiteiten:	Europa, Noord-Amerika en Azië Pacific
Hoofdkantoor:	Amsterdam
Aandelen genoteerd aan:	Euronext Amsterdam: WLSNC.AS, fondscode 39588, ISIN code NL0000395887; opgenomen in de AEX-index en de Euronext-100 index



Bericht van de voorzitter





Nancy McKinstry
CEO en Voorzitter van de Raad van Bestuur

ONZE BELOFTE WAARMAKEN

Het verheugt mij om u te kunnen meedelen dat wij onze toplinegroei in 2004 hebben weten te herstellen, wat een aanmerkelijke verbetering is ten opzichte van het jaar er voor. In het eerste jaar van ons driejarenplan zijn de fundamenten gelegd voor duurzaamheid van dit reeds geboekte succes. Wolters Kluwer is in financieel en operationeel opzicht sterker en dynamischer dan een jaar geleden.

RESULTATEN EN KEY PERFORMANCE INDICATORS

In 2004 zijn wij in staat geweest om, ondanks de herstructurering en de lastige marktomstandigheden in Europa, een autonome groei van 1% te realiseren, in vergelijking met een daling van 2% in het voorgaande jaar. In 2004 genereerde Wolters Kluwer een totale netto omzet van €3,3 miljard. De zwakkere Amerikaanse dollar ten opzichte van de euro was van invloed op de omzet en zorgde voor een daling van 1% ten opzichte van 2003. Het nettoresultaat verbeterde aanzienlijk en is in 2004 naar €135 miljoen gestegen (2003: €69 miljoen negatief). De sterke vrij besteedbare kasstroom, die in 2004 opliep naar €456 miljoen (d.w.z. een stijging van 16%), is beschikbaar voor investeringen in toekomstige groei. De winst per aandeel is gestegen van €-0,24 in 2003, naar €0,46. Gedurende het jaar waren de prestaties van Wolters Kluwer conform of hoger dan de in de driejarenstrategie genoemde zes KPI's (key performance indicators).

REORGANISATIE

Vanaf 1 januari 2004 heeft Wolters Kluwer haar bedrijfsactiviteiten gereorganiseerd met het oog op toekomstige groei in vijf klantgerichte divisies. Binnen deze nieuwe structuur staat de relatie met de klant centraal en willen wij met onze klanten samenwerken voor de ontwikkeling van producten en de toepassing van nieuwe technologieën. Bovendien kunnen aanzienlijke kostenbesparingen worden gerealiseerd nu beter gebruik wordt gemaakt van gemeenschappelijke faciliteiten en expertise. Verder hebben wij onze management teams versterkt, vooral voor wat betreft sales en marketing, business development en technologie.

KOSTENBESPARINGEN

De in het najaar van 2003 gelanceerde kostenreductieprogramma's zijn begin dit jaar versneld. De herstructurering en organisatorische maatregelen hebben geleid tot een verlaging van het personeelsbestand met 1.245 (onze doelstelling is 1.600 voor drie jaar). Ook overige belangrijke kostenreductieprogramma's (die met name te maken hebben met shared services voor financiële verslaglegging, technologie, HR en administratieve functies) en schaalvergroting ten behoeve van kostenbewustere inkoop, liggen voor op schema en leveren meer besparingen op dan verwacht. Ons kostendraagvlak is per ultimo boekjaar met €70 miljoen verbeterd, onze bedrijfsactiviteiten zijn beter geïntegreerd en onze managementprocessen zijn vereenvoudigd.

INVESTEREN IN GROEI

Wij hebben alle werknemers van Wolters Kluwer erop gewezen dat toplinegroei de sleutel is voor succes op de lange termijn. Wij hebben geweldige marktposities van waaruit wij groei kunnen realiseren. Ons beleid om met klanten samen te werken en strategische investeringen te doen, levert geweldige kansen op. Het groeiproces is begonnen en we hebben onze investeringen gericht op die markten waar een uitstekend rendement valt te behalen.

Naar mijn overtuiging hebben wij dit jaar op een goede manier geïnvesteerd in onze onderneming. Ik wil hierbij niet onvermeld laten dat de toplinegroei al weer langzaamaan gaat toenemen. In 2004 werd door verschillende bedrijfsactiviteiten een sterke groei gerealiseerd, voornamelijk in Tax and Accounting, Corporate Legal Services, Italië, Midden-Europa, Frankrijk, en in Pharma Solutions van Health en units van Professional & Education. Een ander belangrijk aspect was de sterke groei van elektronische producten, dankzij met recht innovatief te noemen online-producten zoals Lamyline Reflex in Frankrijk en CCH@Hand in de Amerikaanse Tax and Accounting unit. Deze investeringen vormen een ondersteuning van de strategie van Wolters Kluwer om geïntegreerde oplossingen te bieden aan onze klanten. Dit vormt een stimulans voor de realisatie van de doelstellingen voor groei op de lange termijn, zoals geformuleerd in ons driejarenplan.

SAMENWERKING MET ONZE KLANTEN

Wolters Kluwer levert *content in context*. Dit houdt in dat wij bekend zijn met de aard van de werkzaamheden van onze klanten en dat wij diensten en producten leveren waarmee de productiviteit van die werkzaamheden kan worden verhoogd. Om dit te kunnen bereiken moeten wij *partners in innovation* zijn, dat wil zeggen dat wij ons de werkprocessen van onze klanten tot in detail eigen dienen te maken. Alleen dan kunnen wij producten en diensten leveren die naadloos aansluiten op de veranderende werkprocessen van onze klanten. Wanneer wij dan bereiken wat wij binnen de relatie met onze klanten willen bereiken, zijn wij op de markten en marktsegmenten waar Wolters Kluwer actief is *The Professional's First Choice*.

WINNAARSMENTALITEIT

Een persoonlijk hoogtepunt voor mij in het afgelopen jaar was de wijze waarop onze nieuwe strategie wereldwijd door de werknemers van Wolters Kluwer is omarmd. Alles wat wij dit jaar hebben bereikt, is mogelijk gemaakt door hun inzet en niet-aflatende inspanningen. Ik ben zeer verheugd met de positieve instelling van een ieder ten aanzien van de ingrijpende maatregelen die wij hebben moeten nemen ter herstructurering en verbetering van onze onderneming. Het management en de werknemers concentreren zich op het creëren van een werkomgeving waar ruimte en erkenning is voor ondernemerschap, creativiteit en een winnaarsmentaliteit. Onze kernwaarden - klantgerichtheid, innovatie, verantwoording en rekenschap, integriteit en waardecreatie - worden in toenemende mate door de werknemers van Wolters Kluwer dagelijks in praktijk gebracht. Deze kernwaarden bepalen wie wij zijn en hoe wij te werk gaan - jegens onze klanten, onze aandeelhouders en jegens elkaar.

ONS INZETTEN VOOR DUURZAAMHEID

Wat onze kernwaarden betreft, wil ik opmerken dat Wolters Kluwer later dit jaar tevens een duurzaamheidsverslag zal publiceren. Daarin wordt besproken hoe wij onze waarden in praktijk brengen en onze verantwoordelijkheid nemen. In het verleden hebben wij dit op lokaal niveau geregeld, maar als gevolg van onze nieuwe werkmaatschappijstructuur zien wij het als onze plicht om helder en uitgebreid verslag te doen van de wijze waarop wij wereldwijd maatschappelijk verantwoord ondernemen.

WAARDE GENEREREN VOOR AANDEELHOUDERS

In het afgelopen jaar heb ik bij diverse gelegenheden aangegeven dat het doel van onze nieuwe strategie is om waarde voor onze aandeelhouders te creëren door middel van duurzame, winstgevende groei. Ook bij volgende gelegenheden zal ik niet nalaten deze belangrijke doelstelling te onderstrepen, zowel intern als extern. In het afgelopen jaar zijn de toplinegroei en de kasstroom verbeterd, de kosten verlaagd en zijn diverse programma's in werking gezet om een sterker, vitaler en productiever managementteam en personeelsbestand te creëren. Bovendien begint ook de markt deze resultaten op waarde te schatten. We streven ernaar om deze ontwikkeling voort te zetten. Onze financiële doelstellingen zijn duidelijk, transparant en rechtstreeks gekoppeld aan het creëren van waarde. Wij weten wat we moeten doen en zullen ons daar volledig op richten.

VOORUITZICHTEN

Ik ben van mening dat alle belanghebbenden bij Wolters Kluwer de toekomst optimistisch tegemoet kunnen zien. Zowel het management als de werknemers zijn voornemens de positieve ontwikkelingen in 2004 op alle fronten voort te zetten. Dit alles in de wetenschap dat onze inspanningen om duurzame, winstgevende groei te realiseren, gebaseerd zijn op een sterk fundament. Wij zullen onze beloften ook in het komende jaar waarmaken.

Eind 2004 heeft Hugh Yarrington de Raad van Bestuur verlaten. Hij zal echter wel beschikbaar blijven als adviseur voor ons. Graag wil ik mijn dank betuigen aan Hugh voor de jaren die hij in dienst heeft gesteld van Wolters Kluwer.

Namens het management en alle werknemers van Wolters Kluwer over de gehele wereld wil ik tevens mijn dank uitspreken jegens onze klanten die van ons *The Professional's First Choice* hebben gemaakt, en jegens onze aandeelhouders voor het vertrouwen dat zij hebben in onze langetermijnstrategie.

Nancy McKinstry

Raad van Bestuur

Nancy McKinstry
Boudewijn Beerkens
Jean-Marc Detailleur
Hugh Yarrington



Nancy McKinstry

- Verenigde Staten, 1959
- Chief Executive Officer en Voorzitter van de Raad van Bestuur sinds 1 september 2003
- Lid van de Raad van Bestuur sinds 2001



Boudewijn Beerkens

- Nederland, 1963
- Chief Financial Officer sinds 1 november 2002
- Lid van de Raad van Bestuur sinds 1 mei 2003



Jean-Marc Detailleur

- Frankrijk, 1947
- Lid van de Raad van Bestuur sinds 1 januari 1999



Hugh Yarrington

- Verenigde Staten, 1942
- Lid van de Raad van Bestuur van 1 januari 1999 tot 31 december 2004



Nancy McKinstry heeft meer dan een decennium ervaring binnen Wolters Kluwer. Alvorens zij in 2001 werd benoemd tot lid van de Raad van Bestuur was zij CEO van de Noord-Amerikaanse activiteiten van Wolters Kluwer. Tevens is zij actief geweest als voorzitter van de Raad van Bestuur en CEO van CCH Legal Information Systems dat nu onderdeel uitmaakt van de divisie Corporate & Financial Services van Wolters Kluwer. Voordien bekleedde mevrouw McKinstry directiefuncties op het gebied van productmanagement bij CCH INCORPORATED, tegenwoordig een afdeling van de divisie Tax, Accounting & Legal van Wolters Kluwer. Tijdens haar dienstverband bij CCH groeide de onderneming uit tot een toonaangevende aanbieder van elektronische publicaties. Bovendien is mevrouw McKinstry actief geweest als CEO van SCP Communications, een aanbieder van medische informatie, en als Principal bij Booz Allen Hamilton, een internationaal organisatieadviesbureau, waar zij zich bezig hield met het media- en uitgeversbedrijf. Nancy McKinstry heeft een MBA in Finance & Marketing van de Columbia University in New York. Daarvoor studeerde zij Economie aan de University of Rhode Island in Kingston alwaar zij Phi Beta Kappa afstudeerde. Mevrouw McKinstry is lid van de Raad van Bestuur van Ericsson. Tevens heeft zij zitting in het bestuur van de Amerikaanse Kamer van Koophandel in Nederland, van de Tias Business School en van Mortgage IT.

Boudewijn Beerkens werd in november 2002 Chief Financial Officer van Wolters Kluwer. Sinds 1991 werkte hij bij PricewaterhouseCoopers. Laatstelijk was hij daar Managing Partner; in deze functie was hij verantwoordelijk voor de praktijk Corporate Finance & Recovery.
Voor zijn dienstverband bij PricewaterhouseCoopers werkte hij voor Vendex do Brasil.
In dit kader heeft hij een aantal jaren in Brazilië verbleven, alwaar hij verantwoordelijk was voor de strategische ontwikkeling van de divisie Food. De heer Beerkens heeft een MBA van de Rotterdam School of Management (RSM) van de Erasmus Universiteit in Rotterdam; daarvoor studeerde hij zowel Nederlands recht als notarieel recht aan de Vrije Universiteit in Amsterdam. Boudewijn Beerkens is lid van de Raad van Commissarissen van Goedland nv en van Versatel Telecom International nv, lid van het dagelijks bestuur van Amsterdam Partners en heeft zitting in de adviescommissie van Bencis Capital Partners en is lid van het College van Regenten van het Roomsch Catholijk Oude Armen Kantoor (non-profit organisatie).

Alvorens Jean-Marc Detailleur werd benoemd tot lid van de Raad van Bestuur was hij President-directeur van Wolters Kluwer Frankrijk. Gedurende zijn carrière in Frankrijk, ontwikkelde Wolters Kluwer zich tot de nummer 1 uitgever (zowel in print als online) voor de Franse juridische, HR en transportmarken. Voordat hij bij Wolters Kluwer in 1989 begon, bekleedde hij de functie van managing director bij Lamy. Voordien had hij verschillende HR- en operationele functies bij Groupe DMC, Hachette en Pechiney. Van 1995 tot 1998 was de heer Detailleur tevens voorzitter van de Fédération Nationale Presse d'Information Specialisée (FNPS) en voorzitter van ECHR (European Club of Human Resources) in Brussel van 2002 tot 2004.
Jean-Marc Detailleur heeft een postdoctorale graad behaald in het Frans publiek recht en in politicologie aan de universiteit van Parijs.

Alvorens Hugh Yarrington werd benoemd tot lid van de Raad van Bestuur was hij actief als voorzitter van de Raad van Bestuur van CCH INCORPORATED en lid van de Raad van Bestuur van Wolters Kluwer Amerika.
Voordat hij in 1994 in dienst trad bij CCH heeft hij 21 jaar bij The Bureau of National Affairs Inc. gewerkt, waar hij in 1980 toetrad tot de Raad van Bestuur en in 1981 lid werd van het dagelijks bestuur. Van 1988 tot 1998 was hij tevens lid van de Raad van Bestuur van de Information Industry Association. Eind 2004 heeft de heer Yarrington zich teruggetrokken uit de Raad van Bestuur van Wolters Kluwer; hij zal echter actief blijven in een adviserende rol.
Hugh Yarrington heeft een doctoraat in de rechten van George Washington University Law Center; daarvoor studeerde hij alfa-wetenschappen aan het Randolph-Macon College.

Raad van Commissarissen

Henny de Ruiter
Harry Pennings
Adri Baan
Jane Frost
Karel Van Miert
Henk Scheffers
Klaas Westdijk



Henny de Ruiter

- Nederland, 1934
- Voorzitter
- Benoemd in 1994, lopende termijn tot in 2006



Lid van de Selectie- en Remuneratie-commissie en lid van de Audit Commissie

Harry Pennings

- Nederland, 1934
- Plaatsvervangend voorzitter
- Benoemd in 1995, lopende termijn tot in 2007



Voorzitter van de Selectie- en Remuneratie-commissie

Adri Baan

- Nederland, 1942
- Benoemd in 2002, lopende termijn tot in 2006



Lid van de Selectie- en Remuneratie-commissie en lid van de Audit Commissie

Jane Frost

- Verenigd Koninkrijk, 1957
- Benoemd in 2001, lopende termijn tot in 2005[1]



Karel Van Miert

- België, 1942
- Benoemd in 2000, lopende termijn tot in 2008[2]



Henk Scheffers

- Nederland, 1948
- Benoemd in 2004, lopende termijn tot in 2008



Lid van de Audit Commissie

Klaas Westdijk

- Nederland, 1941
- Benoemd in 1993, lopende termijn tot in 2005[3]



Voorzitter van de Audit Commissie

[1] Tijdens de Algemene Vergadering van Aandeelhouders in 2005 zal mevrouw Frost worden voorgedragen voor herbenoeming.
[2] De heer Van Miert zal de Raad van Commissarissen verlaten tengevolge van de toenemende werkdruk met betrekking tot zijn andere activiteiten.
[3] Conform het huishoudelijk reglement en het rooster van aftreden van de Raad van Commissarissen zal de heer Westdijk na drie termijnen van vier jaar in 2005 aftreden.

Functie:
Voormalig directielid van nv Koninklijke Nederlandsche Petroleum Maatschappij en voormalig lid van de Groepsdirectie van Koninklijke Shell Groep

---

Functie:
Voormalig voorzitter van de Raad van Bestuur van Océ nv

Commissariaten:
Voorzitter van de Raad van Commissarissen van Essent nv, NV Industriebank LIOF en AZL nv.
Lid van de Raad van Commissarissen van Océ nv en Berenschot Holding bv

---

Functie:
Voormalig lid van de Raad van Bestuur van Koninklijke Philips Electronics nv

Commissariaten:
Lid van de Raad van Commissarissen van ASM International nv, ICI Ltd. (Verenigd Koninkrijk), Port of Singapore Authority Europe Ltd., International Power PLC (Verenigd Koninkrijk), Océ nv, Koninklijke Volker Wessels Stevin nv en lid van de Raad van Toezicht Autoriteit Financiële Markten

---

Functie:
Directeur Consumer Strategy, Department of Constitutional Affairs (Verenigd Koninkrijk)

Commissariaten:
Non-Executive Director & Trustee Lowry Arts Centre (Verenigd Koninkrijk) en BBC Children in Need (Verenigd Koninkrijk)

Overige functies:
Lid van de Raad van Toezicht van HTI Education Trust (Warwick University), lid van het Chartered Institute of Marketing en lid van de Royal Society of Arts (Verenigd Koninkrijk)

Functie:
Voormalig vice-voorzitter van de Europese Commissie en voormalig voorzitter van het College van Bestuur van de Nyenrode Business Universiteit

Commissariaten:
Lid van de Raad van Commissarissen van Koninklijke Philips Electronics nv, RWE AG (Duitsland) en Munich Re (Duitsland), directielid van De Persgroep nv (België), Agfa Gevaert nv (België), Solvay SA (België) en Anglo American plc (Verenigd Koninkrijk) en lid van de adviesraden van Guidant Europe nv (België), Eli Lilly Holdings Ltd. (Verenigde Staten) en Goldman Sachs Europe Ltd. (Verenigd Koninkrijk)

Functie:
Lid van de Raad van Bestuur van SHV Holdings nv

Commissariaten:
Lid van de Raad van Commissarissen van NPM Capital nv en The David J. Joseph Company

---

Functie:
Voormalig voorzitter van de Raad van Bestuur van Koninklijke Pakhoed en Connexxion Holding nv

Commissariaten:
Voorzitter van de Raad van Commissarissen van ENECO Energie nv en Connexxion Holding nv en vice-voorzitter van de Raad van Commissarissen van VastNed Group nv en non-executive lid van de Raad van Bestuur van Fortis nv

---

Organisatiestructuur

FTE's: 18.270 (Gemiddeld)

Netto omzet 2004:

EUR 3.261 miljoen

USD 4.055 miljoen

Concernstaf

Accounting & Control - Matthijs Lusse
Business Development - Dave Lampert
Human Resources - Kathy Baker
Operational Audit - Paul Kooijmans
Strategy - Andres Sadler

Health

CEO Jeffery McCaulley
FTE's 2.164 (Gemiddeld)

Netto omzet 2004:
EUR 623 miljoen
USD 775 miljoen

Merken
- *Adis*
- *Facts & Comparisons*
- *Lippincott Williams & Wilkins*
- *Medi-Span*
- *Ovid*

Corporate & Financial Services

CEO Christopher Cartwright
FTE's 2.789 (Gemiddeld)

Netto omzet 2004:
EUR 437 miljoen
USD 544 miljoen

Merken
- *Bankers Systems*
- *CCH CORSEARCH*
- *CCH Insurance Services*
- *CCH Wall Street*
- *CT Corporation*
- *GainsKeeper*
- *Summation Technologies*
- *TyMetrix*
- *UCC Direct Services*
- *VMP Mortgage Solutions*

Tax, Accounting & Legal

CEO Kevin Robert *(Tax & Accounting)*
CEO Robert Becker *(Legal)*
FTE's 4.115 (Gemiddeld)

Netto omzet 2004:
EUR 596 miljoen
USD 741 miljoen

Merken
- *Aspen*
- *CCH Incorporated*
- *CCH Asia Pacific**
- *Kluwer Law International*
- *ProSystem fx*

Legal, Tax & Regulatory Europe

CEO Rolv Eide
FTE's 7.731 (Gemiddeld)

Netto omzet 2004:
EUR 1.296 miljoen
USD 1.611 miljoen

Merken
- *Croner.CCH*
- *IPSOA*
- *Kluwer*
- *La Ley*
- *Lamy*
- *Luchterhand*
- *Norstedts Juridik*
- *Teleroute***

Education

CEO Harry Sterk
FTE's 1.378 (Gemiddeld)

Netto omzet 2004:
EUR 309 miljoen
USD 384 miljoen

Merken
- *Bildungsverlag EINS*
- *digital spirit*
- *Jugend & Volk*
- *Liber*
- *Müszaki*
- *Nelson Thornes*
- *Wolters-Noordhoff*
- *Wolters Plantyn*

* CCH Asia Pacific rapporteert aan Jean-Marc Detailleur, lid van de Raad van Bestuur
** Teleroute rapporteert aan Jean-Marc Detailleur, lid van de Raad van Bestuur

Grafieken

SPECIFICATIE VAN NETTO OMZET OVER 2004 PER DIVISIE (%)

Health	19
Corporate & Financial Services	13
Tax, Accounting & Legal	18
Legal, Tax & Regulatory Europe	40
Education	10



10
19
13
18
40

SPECIFICATIE VAN GEWOON EBITA[4] OVER 2004 PER DIVISIE (%)

Health	18
Corporate & Financial Services	15
Tax, Accounting & Legal	25
Legal, Tax & Regulatory Europe	33
Education	9



9
18
15
25
33

SPECIFICATIE VAN NETTO OMZET OVER 2004 PER MEDIUM (%)

Electronisch:		35
- Internet/Online	18	
- CD-ROM/Offline	17	
Papieren producten		52
Dienstverlening		13



13
18
17
52

GEOGRAFISCHE SPREIDING VAN NETTO OMZET OVER 2004 (%)

Europa	52
Noord-Amerika	44
Azië Pacific	3
Overig	1



3
1
52
44

Kerncijfers

€ MILJOEN (TENZIJ ANDERS VERMELD)	2004	2003	Mutatie in %	Mutatie in % (tegen constante koers)
Netto omzet	**3.261**	3.436	(5)	(1)
Gewoon EBITA	**521**	610	(15)	(10)
Gewone EBITA marge (%)	**16**	18		
EBITA[5]	**477**	514	(7)	(1)
EBITA marge (%)	**15**	15		
Gewoon nettoresultaat	**311**	349	(11)	(4)
Volledig verwaterde gewone winst per aandeel (€)	**1,04**	1,18		
Voorgesteld contant dividend per aandeel (€)	**0,55**	0,55		
Vrij besteedbare kasstroom	**456**	393		
Vrij besteedbare kasstroom per aandeel (volledig verwaterd) (€)	**1,51**	1,32		
Liquiditeitenconversieverhouding[6]	**1,26**	1,09		
Rendement op geïnvesteerd vermogen (%)[7]	**7**	7		
Gemiddeld aantal FTE's	**18.270**	19.540		
Officiële NL GAAP cijfers				
Bedrijfsresultaat	**239**	91		
Nettoresultaat	**135**	(69)		
Winst per aandeel (volledig verwaterd) (€)	**0,46**	(0,24)		

[4] Gewoon EBITA wordt gedefinieerd als het bedrijfsresultaat voor afschrijving immateriële vaste activa en bijzondere baten en lasten. De "gewone" cijfers zijn geen financiële gegevens die conform NL GAAP zijn, maar worden intern gezien als belangrijke financiële graadmeters. Deze cijfers worden gepresenteerd als aanvullende informatie en dienen niet ter vervanging van de in de winst- en verliesrekening en het kasstroomoverzicht verstrekte informatie. De term "gewoon" is niet gedefinieerd in NL GAAP of internationale GAAP. Officiële Nederlandse GAAP-cijfers geven de informatie weer in de winst- en verliesrekening conform het "Besluit Modellen Jaarrekening".

[5] EBITA wordt gedefinieerd als het bedrijfsresultaat voor afschrijving immateriele vaste activa.

[6] Liquiditeitenconversieverhouding (CAR) wordt gedefinieerd als kasstroom uit bedrijfsoperaties minus netto-investeringen in vaste activa gedeeld door gewoon EBITA.

[7] Rendement op geïnvesteerd vermogen is berekend als het gewoon EBITA voor het gehele jaar na geschatte toegerekende belastingen, gedeeld door het gemiddeld geïnvesteerd vermogen. Gemiddeld geïnvesteerd vermogen wordt gedefinieerd als het werkzaam vermogen, aangepast voor niet uit de gewone bedrijfsuitoefening voortvloeiende posten, zoals uitgestelde belastingbaten en termijncontracten, bijzondere posten, liquide middelen, cumulatieve afschrijving op goodwill en uitgaverechten en goodwill die ten laste van het eigen vermogen is gebracht.

Verslag van de Raad van Bestuur



Herstel topline groei

In 2004 heeft de Raad van Bestuur in nauwe samenwerking met het management en de werknemers van alle divisies stappen genomen om de driejaren strategie zoals aangekondigd op 30 oktober 2003 uit te voeren teneinde:

- een op groei gerichte reorganisatie door te voeren;
- de kosten te verlagen door middel van structurele verbeteringen; en
- te investeren in groei rondom toonaangevende marktposities.

In het eerste volle jaar dat de strategie ten uitvoer is gebracht, heeft de toplinegroei zich hersteld, hebben wij een kostenbesparing gerealiseerd van €70 miljoen, en is de vrij besteedbare kasstroom toegenomen.

REORGANISATIE TER BEVORDERING VAN GROEI

Sinds 1 januari 2004 heeft Wolters Kluwer vijf nieuwe divisies:

- Wolters Kluwer Health;
- Wolters Kluwer Corporate & Financial Services;
- Wolters Kluwer Tax, Accounting & Legal;
- Wolters Kluwer Legal, Tax & Regulatory Europe;
- Wolters Kluwer Education.

Deze divisies zijn zodanig georganiseerd dat hun producten en diensten op specifieke doelgroepen zijn gericht. De relatie van Wolters Kluwer met haar klanten wordt gekenmerkt door het concept *partnership in innovation*. De CEO van iedere divisie rapporteert nu rechtstreeks aan de Voorzitter van de Raad van Bestuur, waardoor een hechter managementteam is ontstaan dat op structurele wijze verantwoording en rekenschap aflegt. Met deze organisatie kunnen schaalvoordelen worden bereikt en kunnen binnen de divisies en tussen de divisies onderling best practices worden uitgewisseld, waardoor innovatie bevorderd wordt.

Het algehele doel van de reorganisatie was om Wolters Kluwer om te vormen van een financiële holdingstructuur naar een werkmaatschappijstructuur van een nieuwe generatie, die nauw is afgestemd op onze klanten en markten. Door deze verandering bevinden wij ons nu al in een veel betere positie om op de behoeften van onze klanten in te spelen en onze ambitie om *The Professional's First Choice* te worden, te realiseren.

In aanvulling op deze structurele maatregelen zijn wij in de loop van 2004 begonnen met het afstoten van niet-kernactiviteiten, zoals Bohmann (Oostenrijk), ten Hagen & Stam (Nederland) en KnowledgePoint (Verenigde Staten), en het verwijderen van onproductieve, oudere producten en productlijnen binnen iedere divisie. Deze maatregelen moeten ervoor zorgen dat management en werknemers zich volledig kunnen richten op gezonde bedrijfsactiviteiten met groeipotentieel in onze kernmarkten.

KOSTENBESPARINGEN DOOR STRUCTURELE VERBETERINGEN

De herstructureringsinitiatieven die in de loop van het jaar zijn doorgevoerd, hebben voor Wolters Kluwer tot een belangrijke verlaging van de kostenbasis geleid. Ook het beheer van de bedrijfsactiviteiten is vereenvoudigd. De inspanningen richtten zich met name op:

- Herstructurering van bepaalde onderdelen, waaronder de gerenommeerde aanbieder van juridische en bedrijfsinformatie Aspen, en bedrijven in België, Nederland en het Verenigd Koninkrijk;
- Mondiale consolidatie van onroerend goed, waardoor de huur- en aanverwante kosten zijn afgenomen en collega's dichterbij elkaar zijn komen te werken. Investeringen, gezamenlijke capaciteiten en interne expertise kunnen nu beter benut en efficiënter beheerd worden;
- Opbouw van een sterke basis voor innovatieve en kostenbesparende IT-processen door ontwikkeling van een hybride model dat de voordelen van interne ontwikkeling combineert met uitbesteding aan (buitenlandse) partijen;
- Consolidatie van een aantal technologieplatforms en plannen om de kosten van technologie van de vennootschap binnen alle divisies verder te beperken, teneinde een maximale efficiency te bereiken. Voorts heeft implementatie plaatsgevonden van geavanceerde tools, zoals het platform voor enterprise content management genaamd Documentum, de uitgeverij-software Arbortext en het telecommunicatienetwerk VPN. Dit ter ondersteuning van productieverbeteringen, besparing op tijd en kosten ter zake van marketing en eliminatie van zeer specifieke middleware en tijdrovende handmatige processen;
- Aangekondigde inkrimping van het mondiale personeelsbestand met in totaal 1.600 FTE's, waarvan er inmiddels 1.245 zijn komen te vervallen;
- Afronding van een analyse van shared services in Noord-Amerika, waarbij belangrijke mogelijkheden voor verdere besparingen op HR en IT in kaart zijn gebracht.

INVESTEREN IN GROEI RONDOM LEIDENDE MARKTPOSITIES

Gezien het feit dat Wolters Kluwer op praktisch al haar markten een leiderschapspositie inneemt, liggen hier duidelijke kansen voor verdere groei. In de loop van het jaar hebben wij gerichte, duurzame investeringsplannen ten uitvoer gebracht om het potentieel te realiseren. Deze investeringen waren voornamelijk autonoom van aard, maar omvatten tevens een beperkt aantal acquisities. Door selectief te investeren in onze sterkste posities hebben wij onze toplinegroei weten te herstellen. Naarmate onze investeringsplannen verder tot uitvoering worden gebracht, zullen wij op dit terrein continue verbeteringen kunnen realiseren.

Voorbeelden van autonome investeringen zijn:

- Voortgaande verbeteringen van het elektronische boekenplatform van Ovid, Books@Ovid, en de lancering van Communities@Ovid, een unieke dienst voor de ontwikkeling van gespecialiseerde portals voor professionals in de gezondheidszorg en wetenschappelijk en geneeskundige onderzoekers;
- Nieuwe functionaliteit en features in Atchley's COMPLY witwasbestrijdings-producten;
- De lancering van TyMetrix 360°, een nieuw web-based tool dat juridische afdelingen, schadeafdelingen en advocatenkantoren helpt hun efficiëntie te verbeteren en hun kosten te verlagen door middel van de samenvoeging van processen en de consolidatie van gegevens op één platform;
- Nieuwe versies van AuthenticWeb, een registratie en aangifte product voor klanten in de verzekeringssector in de Verenigde Staten;
- De lancering van CCH@Hand, een baanbrekende applicatie om fiscaal onderzoek te versnellen en te integreren met de workflows van accountants, belastingsadviseurs en juristen;
- Verdere verbeteringen van VMP Statelink, een online compliance tool voor de hypotheeksector;
- De lancering van producten voor blended e-learning, d.w.z. een combinatie van klassikaal en virtueel onderwijs, genaamd Scientifica door Education-onderneming Nelson Thornes, en de mixed media methode van Wolters-Noordhoff;
- De lancering van een uitgebreid online tracking systeem voor wetgeving genaamd LegislativeEye.

In 2004 werden tevens samenwerkingen aangegaan, waaruit de erkenning en sterke positie van onze bedrijfsactiviteiten op het gebied van Health blijken.

Zo werden partnerships aangegaan met Allscripts, een vooraanstaand leverancier van klinische software en connectiviteits- en informatieoplossingen voor medici ter verbetering van de gezondheidszorg; met *Martindale: the complete drug reference* van Pharmaceutical Press, het meest gebruikte naslagwerk over geneesmiddelen voor onderzoekers, medische professionals, apothekers en klinische docenten; met Epic, een gerenommeerd leverancier van informatiesystemen op het gebied van gezondheid en klinische toepassingen; en met Cerner, een IT-koploper in de gezondheidszorg.

Acquisities zullen in onze groeistrategie immer een rol spelen. In 2004 zijn we erin geslaagd Telesoftware te verwerven, een onderneming die managementsoftware ontwikkelt en onderhoudt; BEAM Education, een van de belangrijkste uitgevers en opleidingscentra op het gebied van wiskunde in het Verenigd Koninkrijk; het documentenbeheersysteem van SIAN dat zich op de markt reeds heeft bewezen; en Summation Legal Technologies, Inc., de marktleider voor integrated litigation support software.

Al deze investeringen bouwen voort op onze leidende marktposities en de bewezen kerncapaciteit van Wolters Kluwer om waardevolle content te creëren voor onze klanten. Versterking van de relaties met klanten en levering van end-to-end-oplossingen zijn belangrijke strategische overwegingen bij alle investeringen van Wolters Kluwer.

Verantwoordelijke en transparante organisatie

Wolters Kluwer onderkent het belang van duidelijke communicatie met klanten, werknemers en aandeelhouders en wij hebben onze prestaties op dit gebied in 2004 verbeterd. Wij hebben ons best gedaan om de communicatie en de relatie met onze klanten op alle niveaus te versterken en een grote mate van transparantie te bereiken jegens beleggers. Op alle niveaus zijn werknemers bij onze nieuwe strategie en de invoering daarvan betrokken. Bovendien hebben wij veel meer dan voorheen contact gezocht met de financiële en algemene pers en het publiek. Deze programma's hebben naar onze mening succes opgeleverd en ervoor gezorgd dat belanghebbenden meer inzicht hebben gekregen in Wolters Kluwer, onze strategie, onze maatregelen en ons handelen.

RELATIEBEHEER

Alle medewerkers van Wolters Kluwer - van de voorzitter van de Raad van Bestuur tot de mensen op de werkvloer - hebben zich optimaal ingespannen om een duurzame dialoog met onze klanten aan te gaan en het concept

partners in innovation in praktijk te brengen. Wolters Kluwer onderscheidt zich door het belang dat zij hecht aan het verkrijgen van inzicht in haar klanten en hun werkstromen. Hierdoor kunnen wij onze belofte gestand doen en informatie, tools en oplossingen leveren waarmee onze klanten hun besluitvorming en productiviteit kunnen verbeteren.

Voorts is het van belang dat onze klanten ons gemakkelijk kunnen vinden. Helpdesks, onlinewinkels, onlinetools en bedrijfswebsites moeten ervoor zorgen dat onze klanten snel en eenvoudig antwoord krijgen op hun vragen. Onze website, www.wolterskluwer.com, verschaft toegang tot informatie over al onze bedrijven.

AANDEELHOUDERS EN BELEGGERS

Wij streven ernaar om volledige openheid van zaken te geven aan aandeelhouders en de beleggingswereld en een hoge mate van transparantie te bereiken in onze financiële verslaggeving. Wolters Kluwer heeft in 2004 kwartaalberichten gepubliceerd en het aantal roadshows, individuele gesprekken en plenaire bijeenkomsten met beleggers verhoogd. Wolters Kluwer heeft een uitgebreid programma ontwikkeld voor de communicatie met beleggers, dat onder meer voorziet in deelname aan bepaalde sectorspecifieke seminars. Dit programma is bedoeld om beleggers beter kennis te laten maken met Wolters Kluwer en met het management van de vennootschap en een langdurige vertrouwensrelatie met hen op te bouwen.

Voorts zijn in de verslagperiode onder meer de volgende activiteiten ondernomen:

- Presentaties door het management (video-webcast) van de halfjaar- en jaarcijfers;
- Conference calls met het management (audio-webcast) met betrekking tot de cijfers over het eerste en derde kwartaal;
- Periodieke presentaties op kantoor en roadshows voor huidige en potentiële aandeelhouders en analyses van de vennootschap door analisten/beursmakelaars;
- Speciale beleggers- en analistendagen (video-webcast) met uitgebreide bespreking van de activiteiten en producten van de divisies door het divisiemanagement ten behoeve van beleggers; en
- Specifieke informatie voor aandeelhouders op het Investor Relations-gedeelte van de website van Wolters Kluwer (www.wolterskluwer.com), inclusief uitvoerige financiële informatie en verslagen van de in de loop van het jaar gehouden presentaties en webcasts.

Dividend

Tijdens de Algemene Vergadering van Aandeelhouders van 14 april 2005 zal Wolters Kluwer een dividenduitkering voorstellen van €0,55 per aandeel over het jaar 2004. Dit komt overeen met een dividendrendement tegen de slotkoers per 31 december 2004 van bijna 4%. Het door Wolters Kluwer voorgestelde dividendbeleid is om in de toekomst een dividend over het gehele jaar van €0,55 aan te houden, op voorwaarde dat de dividend dekkingsfactor[8] ten minste 1,5 bedraagt.

Conform voorgaande jaren en ter indicatie van het sterke vertrouwen dat de vennootschap in haar toekomst heeft, is besloten de aandeelhouders de keus te laten tussen uitkering in contanten of in (certificaten van) aandelen. Na goedkeuring van het voorstel door de Algemene Vergadering van Aandeelhouders wordt de aandeelhouders gevraagd hun keuze kenbaar te maken. Het verhoudingscijfer voor de uitkering in (certificaten van) aandelen versus de uitkering in contanten wordt op 25 april 2005 (na beurs) vastgesteld. Het contant dividend zal vanaf 27 april 2005 betaalbaar zijn. Zie voor meer informatie www.wolterskluwer.com.

[8] *Dividend dekkingsfactor* wordt gedefinieerd als het aantal keren dat dividend kan worden uitgekeerd van het gewoon nettoresultaat.

HUMAN RESOURCES

De concurrentiekracht van Wolters Kluwer is en blijft in grote mate afhankelijk van het menselijk kapitaal van de vennootschap. Wolters Kluwer heeft haar managementteam in 2004 met een aantal benoemingen uitgebreid. Zo is een nieuw Senior Human Resources Management Team ingesteld en een CEO van buiten benoemd ten behoeve van de divisie Wolters Kluwer Health. Voorts zijn in Europa diverse landenmanagers en in Noord-Amerika diverse business unit managers aangesteld.
Overige initiatieven op personeelsgebied hebben onder meer geleid tot de creatie van een functie voor Corporate Business Development, die in kaart moet brengen welke mogelijkheden er zijn voor het optimaal onderling gebruik van producten door de divisies en voor het betreden van nieuwe marktsegmenten.

Voorts heeft Wolters Kluwer in 2004 nieuwe bezoldigingsplannen ingevoerd voor het senior management op grond waarvan beloningen nauwer gekoppeld worden aan de prestaties van de vennootschap en het rendement voor de aandeelhouders. Voor nadere informatie wordt verwezen naar het remuneratierapport op pagina 43. Ook in 2004 is sprake geweest van een scherpe controle op de wervings- en personeelskosten. Als onderdeel van de reorganisatie en conform de planning zijn bij alle business units arbeidsplaatsen komen te vervallen, waardoor het aantal FTE's concernwijd met 1.245 is afgenomen. Daarbij heeft Wolters Kluwer haar toezegging gestand gedaan dat werknemers wier functies overtollig zijn geworden, billijk worden behandeld conform de geldende wet- en regelgeving op het gebied van afvloeiingsuitkeringen en overige vergoedingen. Een analyse van shared services in Noord-Amerika is inmiddels afgerond. Hierbij zijn belangrijke mogelijkheden voor verdere besparingen op HR en IT gesignaleerd, waarvan de implementatie voor begin 2005 is ingepland.

De in het afgelopen boekjaar doorgevoerde personeelsreorganisatie was noodzakelijk, maar tegelijkertijd hebben wij aangegeven dat wij bijzonder veel waarde hechten aan de ontwikkeling van onze werknemers. Wij hebben een fundament geschapen voor een gemeenschappelijke bedrijfscultuur waarbinnen beter uitvoering kan worden gegeven aan de bedrijfsstrategie van Wolters Kluwer. Hierbij hebben wij ons laten leiden door de kernwaarden die wij eind 2003 hebben geformuleerd: klantgerichtheid, innovatie, verantwoording en rekenschap, integriteit en waardecreatie. Deze waarden zijn representatief voor de wijze waarop Wolters Kluwer haar klanten, beleggers en werknemers tegemoet treedt.

Wolters Kluwer blijft streven naar een heldere communicatie met haar werknemers en wil de diverse doelstellingen realiseren door samenwerking met haar werknemers. Het senior management van de vennootschap heeft in de loop van het jaar overleg gepleegd met de ondernemings-

content *in* context

De kern van handelsmerken

Naam
Kristen Poggensee
Positie
Paralegal Associate
Bedrijf
Motorola, Inc
Locatie
Verenigde Staten



Complete your entire trademark clearance process on your desktop.

Het onderzoek naar handelsmerken maakt deel uit van het dagelijkse werk van Kristen Poggensee, jurist bij Motorola Inc. met meer dan 20 jaar ervaring. Ieder handelsmerkonderzoek resulteerde in ongeveer 300 pagina's aan informatie. Hierbij biedt het online platform voor handelsmerken, CCH CORSEARCH *Advantage*, veel voordelen.

'CCH CORSEARCH *Advantage* zorgt ervoor dat ik mijn werk veel efficiënter kan doen dan ooit tevoren', zegt mevrouw Poggensee. 'Eerst geef ik een online zoekopdracht naar een handelsmerk, waarbij ik precies aangeef wat de doorlooptijd is; dit kan dezelfde dag of drie dagen zijn. Zodra de opdracht compleet is, ontvang ik een melding per e-mail. Ik kan dan inloggen op de site van CCH, ongeacht waar ik me bevind, en de zoekresultaten via een zeer gebruikersvriendelijke navigatie bekijken. Deze resultaten bevatten tevens hyperlinks naar de relevante bronnen, dus met één muisklik heb ik toegang tot alle benodigde informatie.'

"Met één muisklik heb ik toegang tot alle benodigde informatie"

Mevrouw Poggensee zegt verder, 'Een ander innovatief aspect van *Advantage* is dat ik mijn eigen commentaar in dezelfde applicatie kan invoegen, dat vervolgens zichtbaar is voor mijn collega's. Dit betekent dat we nooit meer dubbel werk doen waardoor onze productiviteit wordt geoptimaliseerd. In het verleden moest ik dit onderzoek handmatig uitvoeren, wat veel bewerkelijker en inefficiënt was. Het feit dat alles nu elektronisch is vastgelegd, betekent dat CCH CORSEARCH *Advantage* een grote bijdrage levert aan het streven van Motorola om een papierloze omgeving te creëren, waardoor de visie "Seamless Mobility" in de praktijk wordt gebracht.'

raden van de vestigingen en divisies in Europa en met werknemers in Europa, Noord-Amerika en Azië Pacific door middel van zogenaamde townhall meetings.
De Raad van Bestuur heeft met het oog op de toekomst goedkeuring verleend aan de financiering van een uitgebreid strategisch programma voor talentmanagement, dat in 2005 zal worden uitgevoerd. Met dit programma zullen vaardigheden in kaart worden gebracht die van cruciaal belang zijn voor het realiseren van de bedrijfsdoelstellingen. De ontwikkeling en betere benutting van intern personeel op het gebied van deze kritische vaardigheden en een wervingsstrategie waarmee deze vaardigheden extern aangetrokken kunnen worden, vormen de twee voornaamste pijlers van het talentmanagement bij Wolters Kluwer.

Duurzaamheid

Wolters Kluwer geeft separaat een duurzaamheidsverslag voor het jaar 2004 uit. Wolters Kluwer is op locaal niveau altijd haar verplichtingen als verantwoordelijk ondernemer nagekomen. Ons nieuwe bedrijfsmodel brengt een nieuwe verantwoordelijkheid met zich mee, namelijk om op een uitvoerige manier te rapporteren omtrent de stappen die Wolters Kluwer wereldwijd neemt om maatschappelijk verantwoord te ondernemen en te zorgen voor duurzame groei ten behoeve van alle belanghebbenden en de gemeenschappen en landen waar Wolters Kluwer activiteiten ontplooit.

Financiële ontwikkelingen in 2004

Dit eerste jaar van onze driejarenstrategie heeft Wolters Kluwer en haar stakeholders een sterke en gezonde financiële basis opgeleverd voor duurzame groei.
De financiële resultaten van Wolters Kluwer werden o.a. gekenmerkt door:

- Herstel van autonome groei;
- Uitvoering van herstructureringsinitiatieven door de organisatie heen, waarmee de operationele kosten werden verlaagd en de resultaten verbeterd;
- Hogere bestedingen aan productontwikkeling;
- Belangrijke verbetering van de vrij besteedbare kasstroom waardoor de nettoschuld positie verder kon dalen;
- Afronding van de aangekondigde desinvestering van niet-kernactiviteiten.

WINST- EN VERLIESREKENING

De netto omzet over 2004 kwam uit op €3.261 miljoen; 5% lager dan in 2003. De resultaten zijn negatief beïnvloed door de zwakkere Amerikaanse dollar ten opzichte van de euro. In 2004 verloor de gemiddelde dollar 9% aan waarde (d.w.z. een daling naar USD 1,24), hetgeen een negatief effect op de omzet had van 4%. Tegen constante koersen, d.w.z. na aanpassing voor de invloed van wisselkoersen, is de omzet met 1% gedaald. Het nettoresultaat van acquisities en desinvesteringen zorgde tevens voor een daling van 2% van de netto omzet.

€ MILJOEN (TENZIJ ANDERS VERMELD)	2004	2003	Mutatie in %	Mutatie in % (tegen constante koers)
Netto omzet	**3.261**	3.436	(5)	**(1)**
Gewoon EBITA	**521**	610	(15)	**(10)**
Gewone EBITA marge (%)	**16**	18		
EBITA	**477**	514	(7)	**(1)**
EBITA marge (%)	**15**	15		
Gewoon nettoresultaat	**311**	349	(11)	**(4)**
Volledig verwaterde gewone winst per aandeel (€)	**1,04**	1,18		
Rendement op geïnvesteerd vermogen (ROIC) (%)	**7**	7		
Officiële NL GAAP cijfers				
Bedrijfsresultaat	**239**	91		
Nettoresultaat	**135**	(69)		
Winst per aandeel (volledig verwaterd) (€)	**0,46**	(0,24)		

De autonome groei van de omzet (d.w.z. de groei exclusief de invloed van wisselkoersen, acquisities en desinvesteringen) werd hersteld in 2004 en bedroeg 1%, in vergelijking met een daling van 2% in het voorgaande jaar. De vennootschap maakte in Italië, Spanje, Midden-Europa en Frankrijk een sterke groei door, en ook in Tax and Accounting, Corporate Legal Services en in de Pharma Solutions en Professional & Education units van Health. De groei werd vooral gedreven door goede prestaties van de software en services units en meer productontwikkeling. Wolters-Noordhoff in Nederland profiteerde van de aanschafcyclus in het onderwijs. De netto omzet ondervond een daling bij Legal, Tax & Regulatory Europe in België, Nederland en het Verenigd Koninkrijk, en bij Legal in Noord-Amerika, hetgeen in het bijzonder werd veroorzaakt door moeilijke marktomstandigheden en de sanering van de productenportfolio.
De winstgevendheid werd in 2004 beïnvloed door het terugkeren van kosten die eenmalig waren bespaard in 2003 en aanvullende investeringen in productontwikkeling en herstructurering. Zoals aangegeven bij de strategische heroriëntatie, daalde het gewoon EBITA in 2004, alhoewel minder dan verwacht. Het gewoon EBITA bedroeg €521 miljoen, vergeleken met €610 miljoen in 2003 vanwege nadelige koersschommelingen, aanvullende kosten voor productontwikkeling en desinvesteringen. Bestedingen aan productontwikkeling werden in de loop van het jaar verhoogd en deze werden niet geactiveerd. De gewone EBITA marge was 16% (2003: 18%).
Conform de bijzondere herstructureringslast in 2003 van €96 miljoen, heeft de vennootschap over 2004 een last van €44 miljoen opgenomen, met name voor herstructureringsinitiatieven in Nederland en Frankrijk.
Deze lasten zijn het gevolg van het bovengenoemde herstructureringsprogramma. De EBITA marge blijft daarom stabiel op 15%.

Het door Wolters Kluwer gehanteerde benchmark gewoon nettoresultaat daalde van €349 miljoen in 2003 naar €311 miljoen (ongeveer -4% tegen constante koersen, -11% in euro's), hetgeen voortvloeit uit de daling van het gewoon EBITA, en werd beperkt door lagere financieringslasten. Het saldo financiële baten en lasten daalde in 2004 met €17 miljoen naar €97 miljoen, voornamelijk dankzij de lagere nettoschuldpositie.
De effectieve belastingdruk op de winstbenchmark bleef stabiel op ongeveer 28%. Vanwege een hoger resultaat voor belastingen klom de belastinglast van €64 miljoen naar €85 miljoen in 2004.

Als gevolg van het lagere gewoon nettoresultaat en de verwateringseffecten van stockdividend en toegekende aandelenopties, bedroeg de volledig verwaterde gewone WPA, gebaseerd op het gewogen gemiddeld aantal aandelen, €1,04 (2003: €1,18). De vennootschap streeft ernaar een rendement op geïnvesteerd vermogen te behalen dat in eerste instantie gelijk is aan de gewogen gemiddelde vermogenskostenvoet (WACC) van de onderneming en deze daarna overtreft. De vermogensvoet na belastingen was ongeveer 8%. De ROIC was 7% in 2004 (2003: 7%). Het bedrijfsresultaat steeg in 2004 naar €239 miljoen (2003: €91 miljoen), voornamelijk dankzij lagere amortisatie op immateriële vaste activa, de afwezigheid van bijzondere waardeverminderingen en lagere bijzondere herstructureringslasten. Het nettoresultaat is sterk verbeterd en klom naar €135 miljoen in 2004, tegen €(69) miljoen in 2003.

BALANS

€ MILJOEN	2004	
Vaste activa	**2.944**	3.299
Werkkapitaal	**148**	392
Eigen vermogen	**775**	861
Netto-rentedragend vreemd vermogen	**1.527**	1.900

De vaste activa (die voornamelijk bestaan uit goodwill en uitgaverechten) namen af tengevolge van nadelige koersschommelingen en de amortisatie en afschrijvingslasten.
In 2004 heeft Wolters Kluwer wederom de boekwaarde van goodwill en uitgaverechten getoetst op eventuele bijzondere waardeverminderingen. Deze test, die de boekwaarde van deze activa vergelijkt met de recupeerbare bedragen, wees niet uit dat de boekwaarde diende te worden verlaagd in 2004 (2003: €155 miljoen).
Het werkkapitaal daalde van €392 miljoen in 2003 naar €148 miljoen dankzij gedegen debiteurenbeheer en de herrubricering van de aflossingsverplichting van twee kortlopende obligatieleningen naar 'overige kortlopende schulden'. Vanwege nadelige koersschommelingen over de netto-investeringen en het in 2004 betaalde dividend in contanten, hetgeen werd gecompenseerd met de in 2004 gerealiseerde winst van €135 miljoen, daalde het eigen vermogen. In 2004 is Wolters Kluwer er wederom in geslaagd het schuldenniveau te verlagen en de balans te versterken. Om op efficiënte wijze gebruik te maken van het

kasoverschot heeft Wolters Kluwer €68 miljoen van de 1,00% converteerbare obligaties met een looptijd tot 2006 ingekocht. De brutoschuldpositie daalde van €2,6 miljard in 2003 naar €2,5 miljard. Het saldo van de liquide middelen en de waarde van gerelateerde swaps en valutatermijncontracten in aanmerking nemende, daalde het netto rente-dragende vreemd vermogen van €1,9 miljard in 2003 naar €1,5 miljard.

KASSTROOM

€ MILJOEN (TENZIJ ANDERS VERMELD)	2004	2003	Mutatie in %
Kasstroom uit bedrijfs-operaties	**731**	756	(3)
Vrij besteedbare kasstroom	**456**	393	16
Vrij besteedbare kasstroom per aandeel (volledig verwaterd) (€)	**1,51**	1,32	
Liquiditeiten-conversieverhouding	**1,26**	1,09	

Werkkapitaalmanagement vormde een belangrijk aandachtspunt in 2004. Er werd een programma opgezet om het werkkapitaal in de gehele organisatie aan te scherpen, waardoor bijvoorbeeld het debiteurensaldo kon worden verbeterd, de voorraden lager werden en de handelscrediteurenpositie gunstiger werd. De algemene bijdrage van de autonome mutaties in het werkkapitaal aan de kasstroom uit bedrijfsoperaties bedroeg in 2004 €107 miljoen, inclusief bijdragen van €42 miljoen aan de pensioenfondsen in Nederland en de Verenigde Staten. De vrij besteedbare kasstroom is beschikbaar voor investeringen in acquisitie van bedrijven, dividend uitkering aandeelhouders, de aflossing van schulden en de inkoop van aandelen. Ondanks de zwakke Amerikaanse dollar, steeg de vrij besteedbare kasstroom met 16% naar €456 miljoen in 2004. Dit was te danken aan het verbeterde werkkapitaal, de lagere investeringen in vaste activa en de lagere belastingbetalingen in 2004 in vergelijking met 2003, hetgeen gedeeltelijk werd gecompenseerd door de besteding van reorganisatievoorzieningen inzake het herstructureringsprogramma. De liquiditeitenconversieverhouding, waarmee het kasgenererend vermogen van de bedrijfsactiviteiten wordt gemeten (exclusief belastingen en financieringslasten), verbeterde aanzienlijk naar 1,26 (2003: 1,09) tengevolge van positieve ontwikkelingen in het werkkapitaal en lagere investeringen in vaste activa.

De revolutie van content *in* context

Naam
Frans Rikhof

Positie
Director

Bedrijf
Bureau Informatievoorziening & Bibliotheken, Ernst & Young

Locatie
Nederland

Wat oorspronkelijk begon als een project van zes maanden voor de digitalisering van de interne documentatie van Ernst & Young in 1992, groeide uit tot een intranet met een zeer uitgebreid fiscale en juridische elektronische bibliotheek.
Verreweg het grootste gedeelte van de enkele miljoenen documenten op dit intranet komt van de gerenommeerde Nederlandse uitgever Kluwer.

'Toen wij het project in 1993 begonnen uit te breiden, benaderden wij Kluwer met het idee om hun producten *Vakstudie* en *Vakstudie Nieuws* op te nemen. *Vakstudie* wordt al meer dan honderd jaar gezien als "de bijbel" voor Nederlandse fiscalisten, dus voor ons was het een logische keuze om *Vakstudie* als de ruggengraat van ons informatiesysteem te nemen', aldus Frans Rikhof, Director Bureau Informatievoorziening & Bibliotheken bij Ernst & Young. 'In die tijd was ons verzoek nogal ongebruikelijk: we wilden namelijk *content die snel, accuraat en* bovenal dynamisch was, hetgeen haaks stond op de gang van zaken toentertijd. Een periode van daadwerkelijk partnerschap was het gevolg; een partnerschap gebaseerd op onze verzoeken om content die in onze specifieke context paste. Het was revolutionair van Kluwer om hieraan te kunnen voldoen.'
Dit partnerschap is momenteel nog steeds van kracht. 'De oplossing die wij met Kluwer hebben ontwikkeld, zorgt niet alleen voor een tijdsbesparing, maar ook de resultaten zijn veelomvattende. Een van de grote gevaren in onze sector is informatie missen, maar die kans is nu drastisch gedaald.'



"Kluwer content vormt de ruggengraat van ons informatiesysteem"

HERSTRUCTURERING

In oktober 2003 werd een herstructureringsprogramma gestart ter verlaging van de kosten door middel van een verhoogde efficiëntie en slagkracht van de bedrijfsvoering, inkrimping van het personeelsbestand en consolidatie van onroerend goed. Dit driejarenprogramma vraagt om een totale investering van €215 miljoen voor de realisatie van een kostenreductie van €240 miljoen gedurende de betreffende periode van 2003-2006. Het herstructureringsprogramma werd voortgezet in 2004 en leverde in dit jaar €70 miljoen aan besparingen op. Samen met de in 2003 gerealiseerde structurele besparingen van €29 miljoen, staat de teller van de besparingen op een totaal van €99 miljoen. De vennootschap is derhalve goed op weg met de realisatie van de gestelde doelen. De bijzondere herstructureringslast van €44 miljoen is volledig ingegeven door dit plan.

ACQUISITIES EN DESINVESTERINGEN

Wolters Kluwer voerde in 2004 een selectief acquisitiebeleid. Er werden vier ondernemingen overgenomen voor een totaalbedrag van €32 miljoen, inclusief uitgestelde betalingen. Samen met de uitgestelde betalingen voor de acquisities uit voorgaande jaren en de vergroting van deelnemingen, bedroeg de totale koopsom over 2004 €42 miljoen. Deze vier acquisities uit 2004 genereren tezamen een jaarlijkse omzet van ongeveer €17 miljoen.

De belangrijkste acquisitie betrof Summation Legal Technologies Inc., een sterke speler op het gebied van software voor *integrated litigation support* in de Verenigde Staten. Overige acquisities betroffen Telesoftware, een aanbieder van aangifte- en salarisadministratie software in Spanje; BEAM, een uitgeverij gespecialiseerd in het wiskundeonderwijs; en SIAN, een aanbieder van documentbeheersystemen voor registeraccountants. De bijdrage van deze acquisities aan de omzet en winst over 2004 was te verwaarlozen.
Met het opgaan van de activiteiten van ten Hagen & Stam in Sdu Uitgevers heeft Wolters Kluwer het op 30 oktober aangekondigde desinvesteringsprogramma van niet-kernactiviteiten afgerond. Naast de ten Hagen & Stam transactie, en de desinvestering van de Oostenrijkse uitgever Bohmann, werden enkele kleinere bedrijven, zoals de in de Verenigde Staten gevestigde ondernemingen

content *in* context

Belastingoplossingen op maat

Naam
Shon Holyfield
Positie
Senior Manager Belastingen
Bedrijf
Cox Communications, Inc.
Locatie
Verenigde Staten



'Vanuit de hoogte bekeken, komt onze functie op de belastingafdeling hier op neer: het inventariseren van de wensen en behoeftes van onze klanten en die vervolgens met eersteklas service bedienen', zegt Shon Holyfield, Senior Manager Belastingen bij Cox Communications, Inc. 'Een van de vele diensten die de belastingafdeling biedt, is de afhandeling van de rekeningen omzet- en gebruiksbelasting voor de afnemers van onze kabeltelevisie en telefoon.'

Omzet- en gebruiksbelasting bestaan niet op nationaal niveau in de Verenigde Staten. In plaats daarvan bepaalt en uitvaardigt elke staat zijn eigen wetten en regels voor deze belasting. Bijna elke staat heeft daarnaast ook nog eens subjurisdicties. Het resultaat is een groot aantal verschillende regels die je moet naleven als je, zoals Cox Communications, goederen aan- en verkoopt in de Verenigde Staten. 'Het is niet zo zeer dat één staat zo verschrikkelijk complex is; de uitdaging is dat er zoveel regels zijn dat het bijna onmogelijk is die allemaal te bevatten. Daarom zijn wij volop bezig met het implementeren van *CCH ZIP©Comm and Cable Database* -een op maat oplossing voor omzet- en gebruiksbelasting', zegt de heer Holyfield.

"Het antwoord van CCH was helder: blij u van dienst te kunnen zijn"

'We hebben voor CCH gekozen om ons op dit terrein te helpen, omdat ze allesomvattende content bieden, waarin hun automatische updates van de - zeer veranderlijke - belastingtarieven fouten minimaliseren, en omdat ze Een prima voorbeeld: we vroegen CCH onlangs om hun uiterst handige zoekmachine af te stemmen op ons systeem. Hun antwoord was helder: er werden geen vragen gesteld, ze waren blij ons van dienst te kunnen zijn.'

KnowledgePoint en Capitol Publishing Group, verkocht. Op de desinvesteringen werd een resultaat gerealiseerd van €71 miljoen, hetgeen voornamelijk betrekking had op de ten Hagen & Stam transactie.

CORPORATE KOSTEN

€ MILJOEN (TENZIJ ANDERS VERMELD)	2004	2003
Gewoon EBITA	**(39)**	(43)
Investeringen in vaste activa	**2**	2
FTEs (gemiddeld)	**93**	90

OVERGANG OP IFRS

Op dit moment wordt de geconsolideerde jaarrekening van Wolters Kluwer opgesteld volgens de algemeen aanvaarde grondslagen voor financiële verslaggeving in Nederland (NL GAAP). Alle beursgenoteerde ondernemingen in de Europese Unie zijn vanaf 1 januari 2005 verplicht de geconsolideerde jaarrekening op te stellen volgens de International Financial Reporting Standards (IFRS).
In verband hiermee hebben de eerste IFRS-cijfers van Wolters Kluwer betrekking op het eerste kwartaal van 2005. Het Jaarverslag 2005 zal het eerste verslag zijn dat volgens de IFRS-richtlijnen wordt opgesteld. Aangezien de vennootschap vergelijkende cijfers over het voorgaande jaar opneemt in haar jaarverslag is 1 januari 2004 aangewezen als de overgangsdatum naar IFRS.
Aangezien Wolters Kluwer in 2003 en 2004 reeds behoorlijk is gevorderd met de aanpassing van de grondslagen aan IFRS, is het effect van de overgang op IFRS op de jaarrekening beperkt.

Voor een uitgebreide analyse wordt verwezen naar de bijlage inzake IFRS bij dit rapport, waarin de openings- en eind-balans en winst- en verliesrekening over 2004 zijn herzien op basis van IFRS.

EFFECT VAN IFRS OP KERNCIJFERS

€ MILJOEN		Gehele jaar 2004	
	IFRS	NL GAAP	Verschil
Netto omzet	**3.261**	**3.261**	**-**
Bedrijfsresultaat	**407**	**239**	**168**
Nettoresultaat	**311**	**135**	**176**
Winst per aandeel (volledig verwaterd) (€)	**1,04**	**0,46**	**0,58**
Eigen vermogen per 1 januari 2004	**652**	**861**	**(209)**
Eigen vermogen per 31 december 2004	**746**	**775**	**(29)**
BENCHMARKCIJFERS			
Gewoon EBITA	**516**	**521**	**(5)**
Gewoon nettoresultaat	**307**	**311**	**(4)**
Volledig verwaterde gewone winst per aandeel (€)	**1,02**	**1,04**	**(0,02)**
Vrij besteedbare kasstroom	**456**	**456**	**-**

Wolters Kluwer
Health

Wolters Kluwer Health is een van de meest vooraanstaande internationale providers van informatie aan de medische wereld en de zorgsector. Op basis van een breed scala aan gerenommeerd gezondheids- en medische informatie, ontwikkelt de divisie Health online-informatietools, geïntegreerde databases van geneesmiddelen en ziektebeelden, en point-of-care-tools voor de ondersteuning van medisch onderzoek, disease management, verlaging van het aantal fouten in medicaties, verbetering van de workflows en een effectievere patiëntenzorg.

Bedrijfsactiviteiten

Wolters Kluwer Health is een van de meest vooraanstaande internationale providers van informatie aan professionals en studenten. Op de hoogte blijven is kritisch voor zorgverleners en medische professionals, maar weten hoe bepaalde informatie moet worden toegepast, kan nét het verschil uitmaken tussen een goede of een uitstekende gezondheidszorg. Wolters Kluwer Health verstrekt niet alleen informatie, maar helpt professionals ook om deze informatie te laten werken. Health heeft de volgende business units, waarvan de producten en diensten op specifieke doelgroepen zijn gericht:

- Clinical Tools
- Medical Research
- Pharma Solutions
- Professional & Education

€ MILJOEN *(tenzij anders vermeld)*	2004	2003	Mutatie in %	Mutatie in % tegen constante koers
Netto omzet	**623**	663	(6)	3
Gewoon EBITA	**103**	103	0	10
Gewone EBITA marge (%)	**17**	16		
Investeringen in vaste activa	**9**	20		
FTE's (gemiddeld)	**2.164**	2.351		

De belangrijkste klanten van Health zijn ziekenhuizen en bibliotheken, research-organisaties, medische professionals, studenten en farmaceutische ondernemingen. Enkele van 's werelds meest vertrouwenswekkende medische merken behoren tot Wolters Kluwer Health. Voorbeelden hiervan zijn traditionele uitgeverijen van medische uitgaven en naslaginstrumenten en handboeken over medische onderwerpen en geneesmiddelen, zoals Lippincott Williams & Wilkins en Facts & Comparisons, providers van elektronische informatie, zoals Ovid Technologies, Medi-Span, SkolarMD en Clineguide, en de verstrekker van farmaceutische informatie Adis International.

Bereikte resultaten in 2004

Gedurende 2004 is Wolters Kluwer Health wederom goed gevorderd met de versterking van de marktleiderspositie. Door Lippincott Williams & Wilkins werden o.a. de volgende producten gelanceerd: de vijfde editie van Stedman's Medical Dictionary, een nieuwe editie van 's werelds meest vooraanstaande naslagwerk op het gebied van oncologie genaamd 'Cancer: Principles and Practice of Oncology' en het nieuwe blad LPN (Licensed Practical Nurse). De serie 'Nursing Made Incredibly Easy' blijft succesvol. Verder werd Adis Online (www.adisonline.info) geïntroduceerd, een nieuwe webportal voor klinische medici en onderzoekers, die hiermee op de hoogte blijven van de ontwikkelingen op het gebied van behandelingen met geneesmiddelen. Ovid Technologies heeft belangrijke verbeteringen van het elektronisch boekenplatform Books@Ovid aangekondigd en Communities@Ovid geïntroduceerd. Bij Medi-Span werd het jaar 2004gekenmerkt door een nieuwe Medication Order Management Database waarmee fouten in medicaties aanzienlijk kunnen worden gereduceerd.

Door middel van een upgrade van het productenpakket werd Medi-Span tevens een van de eerste ondernemingen in de sector die kon voldoen aan de nieuwe richtlijnen van de U.S. Joint Commission on Accreditation of Healthcare Organizations (JCAHO) voor wat betreft de National Patient Safety Goal 2b.
Health is tevens een aantal belangrijke samenwerkingsverbanden aangegaan in 2004.
In de toekomst zal Wolters Kluwer Health:

- haar point-of-care decision-support samen met Cerner Corp. verbeteren;
- de productenlijn op het gebied van medische informatie en informatie inzake geneesmiddelen integreren met de informatiesystemen en klinische applicaties van Epic System Corporation;
- de toepassing van IT-tools bij de points-of-care stimuleren om zo de veiligheid van de patiënt te verbeteren, samen met Allscripts Healthcare Solutions;
- klinische informatie beschikbaar stellen aan 20 medische research-instituten en ziekenhuizen van het CALIS consortium in China, samen met BMJ Publishing Group;
- de klinische kennis uitbreiden die ligt verankerd in de Eclipsys' SunriseXA (TM) advanced information solution;
- elektronisch toegang verstrekken tot belangrijke bronnen op het gebied van voeding, in samenwerking met de Nestlé Foundation, om de ondervoeding in ontwikkelingslanden aan te pakken;
- academische en medische instituten en ondernemingen een alternatieve, kostenbesparende federated-search-oplossing (een zoekinterface voor meerdere archieven, databases, etc.) bieden, samen met MuseGlobal Inc.

Financiële ontwikkelingen

De inkomsten in 2004 bedroegen €623 miljoen, een daling van 6% ten opzichte van de €663 miljoen in 2003 - in hoofdzaak veroorzaakt door het valuta-effect van - 9%. Vergeleken met 2003 vertoonden de inkomsten een organische groei van 3% als gevolg van de krachtige omzetprestaties van farmaceutica, traditionele leerboeken en online informatie.

De gewone EBITA marge steeg naar 17%, versus 16% vorig jaar. Dit is hoofdzakelijk te danken aan een nauwgezet beheer van kansen voor kostenbesparing. Health blijft investeren in de reorganisatie en uitbreiding van diens activiteitenportfolio om zo een platform voor een krachtiger groei te ontwikkelen.



Jeffery McCaulley
CEO Health
Verenigde Staten, 1966

Jeffery McCaulley is sinds december 2004 CEO van Wolters Kluwer Health. Alvorens hij bij Wolters Kluwer kwam, werkte hij bij Medtronic, Inc. als VP & General Manager voor de internationale business unit Diabetes van Medtronic. In deze functie was hij verantwoordelijk voor een succesvolle reorganisatie van deze business unit van USD 600 miljoen, en voor de implementatie van belangrijke productiviteitsverbeteringen, samen met versnelde lanceringen van nieuwe producten. Verder terug bekleedde hij op succesvolle wijze managementfuncties bij General Electric Medical Systems, waaronder President & CEO van GE Clinical Services.
De heer McCaulley heeft luchtvaart- en ruimtevaarttechniek gestudeerd aan de University of Cincinnati en heeft een MBA van Vanderbilt University.

Merken
Adis, Facts & Comparisons, Lippincott Williams & Wilkins, Medi-Span, Ovid

Websites
www.wkhealth.com
www.adis.com
www.factsandcomparisons.com
www.lww.com
www.medi-span.com
www.ovid.com

Wolters Kluwer
Corporate & Financial Services

Wolters Kluwer Corporate & Financial Services is de toonaangevende provider in de Verenigde Staten van diensten op het gebied van registered agent, search en filing aan juridische afdelingen van ondernemingen en advocatenkantoren, en van compliance en operational risicobeheer tools, technologie en diensten voor financiële dienstverleners van diverse groottes.

Bedrijfsactiviteiten

Corporate & Financial Services is de nummer 1 in haar markten en voorziet haar klanten van onovertroffen informatiebronnen, oplossingen, en diensten in een verscheidenheid aan gebruikersvriendelijke formats. De meeste van haar merken zijn de koplopers op de Noord-Amerikaanse markten en hebben vaak een lange historie. De business units van Corporate & Financial Services, waarvan de producten en diensten op specifieke doelgroepen zijn gericht, zijn:

- Corporate Legal Services
- Financial Services

De belangrijkste klanten van deze divisie zijn advocatenkantoren, juridische afdelingen van ondernemingen, banken, kredietverenigingen, hypotheekverstrekkers, effectenhuizen, lokale en nationale regeringsinstellingen in de Verenigde Staten, regelgevende instanties, banking core processors en overige providers van software.

Corporate & Financial Services speelt in op de veranderende behoeftes van haar klanten door flexibele oplossingen te ontwikkelen en diensten te leveren die zijn afgestemd op hun huidige en toekomstige bedrijfsprocessen en vereisten. Door de combinatie van diepgaande kennis, ervaring en best practices met bewezen technologieën helpen de producten van deze divisieklanten om hun efficiëntie en productiviteit te bevorderen, risico's te beheersen en hun workflows te verbeteren.

Bereikte resultaten in 2004

Veel nieuwe en verbeterde producten werden in 2004 op succesvolle wijze geïntroduceerd door Corporate & Financial Services.

CT Corporation, onderdeel van Corporate Legal Services, lanceerde TyMetrix 360° e-billing en matter management oplossing, een geïntegreerde reeks van webgebaseerde middelen om bedrijfsjuridische en verzekeringsclaims afdelingen te helpen bij kostenbeheersing en prestatie verbetering.

€ MILJOEN *(tenzij anders vermeld)*	2004	2003[9]	Mutatie in %	Mutatie in % tegen constante koers
Netto omzet	437	448	(2)	7
Gewoon EBITA	83	107	(23)	(15)
Gewone EBITA marge (%)	19	24		
Investeringen in vaste activa	15	8		
FTE's (gemiddeld)	2.789	2.754		

[9] Vanaf 2004 rapporteert Wolters Kluwer conform de nieuwe organisatiestructuur. De cijfers over 2003 zijn herzien overeenkomstig de organisatiestructuur van 2004.

CT Corporation bracht ook hCue version 3.0 uit, een product dat corporate governance professionals helpt bij het beheersen van de compliance voor juridische entiteiten en governance risico's.
Dit product bracht omzetverbetering voor het gehele CT productenpakket, waaronder twee grote overeenkomsten voor hCue. In 2004 werd de succesvolle acquisitie van Summation Legal Technologies door CT Corporation afgerond, de marktleider in proces-ondersteunende software. Summation's WebBlaze en CaseVault producten krijgen steeds meer nieuwe klanten in de snel groeiende proces-ondersteunende en electronic discovery markten, en zijn geselecteerd door de leidende litigation support services onderneming om informatie voor hun klanten via het web bechikbaar te stellen.
UCC Direct Services, de marktleider in UCC compliance en due diligence diensten voor goedgekeurde kredietinstellingen, ondertekende aanmerkelijke contracten met grote banken, gesteund door de voortgaande ontwikkeling van haar iLienOnline.com oplossing, de nummer 1 in de markt.

Om financiële dienstverleners in staat te stellen efficiënt te voldoen aan richtlijnen, heeft Bankers Systems haar nieuwe online Legislative Tracking Service gelanceerd en breidde zij haar ARTA productenpakket uit. Bankers Systems acquireerde Atchley's Systems in 2004 en de Anti-money Laundering Solutions zijn nu beschikbaar via internet, waarmee de antiwitoplossingen nu ook betaalbaar zijn voor kleine en middelgrote financiële instellingen. VMP Mortgage Solutions heeft haar Online Compliance Service en de electronische documentenbibliotheek verbeterd. GainsKeeper heeft producten verbeterd en veel nieuwe klanten en partners gekregen. CCH INSURANCE SERVICES heeft nieuwe versies van de AuthenticWeb producten uitgegeven.

Financiële ontwikkelingen

In 2004 daalden de inkomsten met 2% naar €437 miljoen versus €448 miljoen in 2003. Corporate & Financial Services genereerde over het afgelopen jaar een inkomstengroei van 7% in constante
valuta's. 5% hiervan is organische groei als resultaat van de krachtige prestaties binnen de onderdelen. De recente overnames van *Atchley Systems, Tymetrix* en *Summation* rendeerden significant, waardoor de inkomstengroei met nog eens 2% steeg.

De gewone EBITA marge daalde naar 19% versus 24% vorig jaar, wat grotendeels het gevolg was van de wederopvoering van de eenmalige kostenbesparingen die in 2003 werden bereikt, alsook als gevolg van de extra uitgaven op productontwikkeling en het reorganisatieprogramma dat gedurende het jaar aan momentum won.



Christopher Cartwright
CEO Corporate & Financial Services
Verenigde Staten, 1965

Christopher Cartwright is sinds juni 2002 CEO van Wolters Kluwer Corporate & Financial Services en tevens verantwoordelijk voor Shares Services North America. Hij trad in dienst in 1997, en was o.a. CEO van Legal, Tax & Business Noord-Amerika, en President en CEO van CCH Legal Information Services. Onder zijn leiderschap heeft CCH Legal Information Services een snelle autonome groei doorgemaakt, het op technologie gebaseerde producten- en dienstenpakket uitgebreid en een aantal succesvolle overnames gedaan. Hierdoor werd CCH Legal Information Services een van de meest winstgevende Wolters Kluwer-ondernemingen. De heer Cartwright heeft de graden bachelor en master van de University of Texas in Austin, waar hij cum laude afstudeerde.

Merken
Bankers Systems, CCH, CCH CORSEARCH, CT Corporation, GainsKeeper, Summation, TyMetrix, VMP Mortgage Solutions.

Websites
www.bankerssystems.com
www.cchcorsearch.com
www.ctadvantage.com
www.ctcorporation.com
www.cchwallstreet.com
www.cchinsuranceservices.com
www.gainskeeper.com
www.summation.com
www.uccdirectservices.com
www.tymetrix.com
www.vmpmtg.com

Wolters Kluwer
Tax, Accounting & Legal

Wolters Kluwer Tax, Accounting & Legal is een gerenommeerd leverancier van fiscale, administratieve en juridische informatie en informatie inzake wet- en regelgeving voor professionals. Als koploper op de markt voor belastingen, compliance en research, is Tax, Accounting & Legal nummer 1 op het gebied van informatie inzake effectenwetgeving en overige specialistische gebieden. Tot haar klanten behoren 94 van de top 100 van accountants- en adviesorganisaties in de Verenigde Staten.

Bedrijfsactiviteiten

Wolters Kluwer Tax, Accounting & Legal bestaat uit vooraanstaande aanbieders van informatie inzake belastingen en administratieve verslaglegging en van juridische en handelsinformatie in Noord-Amerika en Azië Pacific. Veel van haar merken hebben een internationaal imago, zijn toonaangevend in de desbetreffende markt en hebben een uitstekende reputatie als de eerste keus op het vakgebied. De business units van Tax, Accounting & Legal, waarvan de producten en diensten op specifieke doelgroepen zijn gericht, zijn:

- Tax and Accounting (met operaties in Noord-Amerika en Azië-Pacific)
- Legal

Onder de grootste klanten van Tax, Accounting & Legal telt men accountants, advocaten en overige professionals van maatschappen en ondernemingen. Overige belangrijke klanten van Tax, Accounting & Legal zijn federale en overheidsinstanties, universiteiten en bibliotheken. Onlineproducten en -diensten vormen de snelst groeiende productenlijn van deze divisie, waarmee traditionele boeken, bladen en losbladige uitgaven worden uitgebreid. Nieuwe media en op internet gebaseerde bronnen centreren nieuws, research, documentatiemateriaal, discussieforums, diensten en softwaretools voor een verbeterde productiviteit op één handige locatie en spelen in op de immer in ontwikkeling zijnde behoeftes van de klant door hen van essentiële verbindingen en embedded tools te voorzien.

€ MILJOEN (tenzij anders vermeld)	2004	2003[10]	Mutatie in %	Mutatie in % tegen constante koers
Netto omzet	**596**	652	(8)	(1)
Gewoon EBITA	**139**	172	(19)	(12)
Gewone EBITA marge (%)	**23**	26		
Investeringen in vaste activa	**12**	34		
FTE's (gemiddeld)	**4.115**	4.360		

Bereikte resultaten in 2004

In 2004 heeft Tax, Accounting & Legal op succesvolle wijze een reeks van nieuwe producten gelanceerd, inclusief geïntegreerde bibliotheken, die enthousiast zijn verwelkomd. Het betreft hier pensioenen, effecten, Corporate Governance, estate planning, internationale fiscaliteiten, State Tax Research, Compliance en gezondheidszorg. De prijswinnende *ProSystem fx Office* productenreeks werd uitgebreid met *ProSystem fx Document* en *Write-Up*, en de unit maakte vooruitgang met de integratie van de diverse producten, waaronder het *ProSystem fx Engagement* paperless audit systeem en *Accounting Research Manager* voor richtlijnen over financiële openbaarmaking. Als trendsetter van innovatie in de sector, bracht de divisie CCH@Hand op de markt. Dit is een vernieuwend middel om productiviteit te verhogen, geïntegreerd met CCH's deskundige informatie op Internet en het stelt de gebruikers in staat om de CCH research direct te gebruiken binnen de Microsoft 2003 toepassingen. *China Law Express* en *ChargeMaster Comply* hebben tevens bewezen succesvolle toevoegingen te zijn vormen aan de bestaande publicaties van Tax, Accounting & Legal.

2004 was wederom voor de divisie een jaar van erkenning binnen de sector voor hun producten. De gerenommeerde uitgave, *Accounting Today*, selecteerde maar liefst 11 CCH Tax and Accounting

[10] Vanaf 2004 rapporteert Wolters Kluwer conform de nieuwe organisatiestructuur. De cijfers over 2003 zijn herzien overeenkomstig de organisatiestructuur van 2004.

producten voor de jaarlijkse Top 100 Products guide. Bovendien heeft ProSystem *fx* Engagement een van de jaarlijkse CPA Technology Advisor Tax and Accounting Technology Innovation Awards gewonnen. Meteen in het eerste jaar als deelnemer aan de Software Information Industry Association Codie Awards contest, was CCH Tax and Accounting leidend in haar sector met de meeste nominaties. Onder de geselecteerde CCH producten waren CCH Internet Tax Research NetWork, CCH Client Relate en Tax Tracker News. De selectie als finalist in deze prestigieuze award contest, is een erkenning van de kwaliteit en het innovatieve karakter van de informatie en software toepassingen van CCH.

Versterkte relaties met bestaande klanten en belangrijke nieuwe klanten kenmerkten tevens 2004, zoals het U.S. Department of Justice, het Administrative Office of the United States Courts en Moss Adams LLP, het grootste accountantskantoor met de hoofdzetel in het westen van de Verenigde Staten. In 2004 werden veel innovatieve samenwerkingsverbanden voortgezet of gevormd. CCH Tax and Accounting en Best Software maakten bijvoorbeeld bekend een overeenkomst te hebben gesloten voor de verstrekking van aanvullende producten en diensten voor hun klanten in de accountancybranche.

Financiële ontwikkelingen

In 2004 daalden de inkomsten met 8% naar €596 miljoen, versus €652 miljoen in 2003. De inkomsten uit Tax, Accounting & Legal stegen 1% in constante valuta's.
De organische groei bedroeg 0,3%. De inkomsten uit Tax and Accounting profiteerde van een krachtige software-omzet en steeg in 2004 met 3%. De inkomsten uit de Legal unit vertoonden als gevolg van discontinueringen van producten een organische daling van 4%.
De gewone EBITA marge daalde in 2004 naar 23% ten opzichte van 26% in 2003, wat grotendeels het gevolg was van de wederopvoering van de eenmalige kostenbesparingen die in 2003 werden bereikt, alsook als gevolg van de extra uitgaven op productontwikkeling en het reorganisatie-programma dat gedurende het jaar aan momentum won. De lagere marge werd gecompenseerd door de goede prestaties van de software-unit van Tax and Accounting.



Kevin Robert
CEO Tax and Accounting
Verenigde Staten, 1956

Alvorens deze functie was Kevin Robers President en CEO van CCH Tax Compliance. Gedurende zijn loopbaan van meer dan 20 jaar bij CCH, was Kevin Robert werkzaam geweest in sales en marketing en heeft hij bijgedragen aan de ontwikkeling en lancering van zeer succesvolle producten. Voorbeelden hierbij zijn onze eerste web-based research service, CCH Internet Tax Research NetWork, en het kernproduct van de vennootschap, fiscale software genaamd ProSystem *fx* Tax. Tevens was hij director voor customer service bij CCH INCORPORATED, waar hij nieuwe systemen voor order management en customer service invoerde. De heer Robert heeft de graad bachelor van de University of New Orleans en een MBA van Pepperdine University, Malibu, Californië.



Robert Becker
CEO Legal
Verenigde Staten, 1954

Robert Becker is sinds januari 2004 CEO van Wolters Kluwer Legal. Voor hij bij Wolters Kluwer kwam, was hij werkzaam bij Jupiter Media Metrix, laatstelijk als CEO. Tot zijn uitgebreide managementervaring in de media en informatiediensten-sector behoort een dienstverband van 13 jaar bij The Thomson Corporation. Bij Thomson was hij President en CEO van Thomson's Intellectual Property and Automotive Group, Thomson & Thomson, Inc. en Thomson Transport Press, Inc. Voordat hij bij Thomson kwam, was de heer Becker Senior Vice President van Finance & Customer Operations/CFO bij Warren, Gorham and Lamont, Inc. De heer Becker heeft de graad Bachelor of Science van Marquette University en een MBA van de University of Connecticut.

Merken
Aspen, CCH INCORPORATED, Kluwer Law International
ProSystem *fx*

Websites
www.aspenpublishers.com
www.cch.com
tax.cchgroup.com
www.kli.com
business.cch.com
health.cch.com
hr.cch.com
www.cch.ca

Wolters Kluwer
Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe richt zich op het groeipotentieel van zes klantsegmenten: legal, fiscal/financial, human resources, public & government administration, health, safety & environment (HSE) en transport.

Bedrijfsactiviteiten

Veel van de merken van Legal, Tax & Regulatory Europe hebben internationaal aanzien, terwijl andere merken koplopers zijn op de lokale markten met vaak een lange historie. De meest bekende merken zijn:

- Croner.CCH
- IPSOA
- Kluwer
- La Ley
- Lamy
- Luchterhand
- Norstedts Juridik
- Teleroute

De divisie biedt een breed pakket aan klantspecifieke informatiebronnen, software en diensten.
In ieder land werkt Wolters Kluwer nauw samen met haar klanten om innovatie, maatwerk-onlineproducten en toegang tot belangrijke auteurs en opiniemakers mogelijk te maken.
Tot de belangrijkste klanten worden gerekend juridische dienstverleners, accountants- en administratiekantoren, regelgevers, financiële en HR-professionals, ondernemingen en overheidsinstellingen, verzekeraars, het bankwezen en effectenbedrijven. Legal, Tax & Regulatory Europe voorziet hen van gezaghebbende, accurate en betrouwbare content, software en dienstverlening in het gewenste medium, waar en wanneer zij maar willen.

€ MILJOEN *(tenzij anders vermeld)*	2004	2003[11]	Mutatie in %	Mutatie in % tegen constante koers
Netto omzet	**1.296**	1.371	(5)	(5)
Gewoon EBITA	**183**	217	(15)	(15)
Gewone EBITA marge (%)	**14**	16		
Investeringen in vaste activa	**30**	30		
FTE's (gemiddeld)	**7.731**	8.504		

Bereikte resultaten in 2004

Gedurende het jaar 2004 introduceerde Wolters Kluwer Legal, Tax & Regulatory Europe veel nieuwe producten en bleef de bestaande portfolio verbeteren:

- In Italië startte Unicredit een unieke dienst, Osra, voor het bedienen van 25.000 werknemers van een leidende Italiaanse Banking Group bij hun persoonlijke belastingsaangifte (730/2004). De nieuwe uitgebreide oplossing voor advocatenkantoren, Suite Avvocato, werd ontwikkeld op grond van een modulaire benadering; ook de lancering van een nieuwe maandelijkse HR periodiek, Guida alle Paghe, werd op markt goed ontvangen;
- In Nederland werd Streetwise, een gecombineerd leerprogramma voor de Nederlandse politie, nu online aangeboden;
- In Duitsland waren succesvolle productlanceringen onder meer: Jurion Current Awareness Service, een unieke aanvullende internetdienst bedoeld voor en ontwikkeld in een partnership met de grootste Duitse advocatenkantoren, en "Steuer-Spar-Erklärung", een slimme belastingoplossing voor de B-to-C-Business;
- Het merk La Ley van Wolters Kluwer Spanje, bracht WKExplorer op de markt, een slimme zoekmachine voor juridische databases. CISS - Informatiediensten over belastingen, administratie en arbeidszaken, en een aantal nieuw boeken die in 2004 op de markt werden gebracht, genereerden een forse omzet, met name die over belastingwetgeving.
- In het Verenigd Koninkrijk begon Croner Information een serie succesvolle marktlanceringen van speciale online-producten met Croner-i Human Resources en Croner-i Health and Safety;
- In Polen levert LEX een juridische database op CD-rom. De verlengingen van producten van ABC vertoonden een opmerkelijke snelle stijging als gevolg van de integratie van het verkooppersoneel van LEX en ABC, alsmede krachtige productverbeteringen;

[11] Vanaf 2004 rapporteert Wolters Kluwer conform de nieuwe organisatiestructuur. De cijfers over 2003 zijn herzien overeenkomstig de organisatiestructuur van 2004.

- In België werd Jura.be gelanceerd - een juridische online bibliotheek. Ruim 300.000 documenten bieden juridische professionals een volledig geïntegreerde wetgeving, jurisprudentie en doctrine;
- Lamyline Reflex is een juridische online-dienst die dagelijks wordt bijgewerkt en is gekoppeld aan 1,8 miljoen primaire Franse en EU bronnen met ca. 300.000 pagina's juridische commentaren.

In 2004 werden sterke strategische partnerships gesmeed, waardoor Croner Consulting de status van Associate Consultancy van het BSI (British Standards Institution) verwierf. Het Scandinavische bedrijf Norstedts Juridik AB en de Noorse Softwareprovider Mamut sloten een strategische overeenkomst om hun producten- en dienstenaanbod op het gebied van de segmenten belastingen, recht en financiën te verbreden. RED.es, het initiatief van de Spaanse overheid, en de online-producten van PRAXIS (Spanje), leveren elektronische tijdschriften aan ruim 17.500 scholen verspreid door het hele land.
In Italië is een strategische partner gevonden in de National Bar Association (CNF). Deze partnership resulteerde in een juridische databank voor alle Italiaanse advocaten, tezamen met hun procedures, en bevat tevens de juridische catalogus van Wolters Kluwer Italië met krachtige merken als Ipsoa, Cedam en OA Sistemi.

De overname van Telesoftware in Spanje, gekoppeld aan de prijswinnende Atres, versterkt de klantenrelaties, biedt end-to-end oplossingen en een uitbreiding van online-producten en -diensten.
2004 was tevens het jaar van de 25e verjaardag van Especial Directivos (Spanje) en het bedrijf markeerde dit jaar met een forse omzetstijging - de hoogste in de geschiedenis van het bedrijf -, zowel door nieuwe klanten als verlengingen van abonnementen. Het Britse product CCH TaxManager kreeg de hoofdprijs in de categorie beste belastingsoftware van de prestigieuze LexisNexis UK Tax Awards. De jury prees CCH TaxManager voor de "de reikwijdte van de rapportagefaciliteiten en capaciteiten op het gebied van risicobeoordeling", en ontving felicitaties voor "de jarenlange blijvende ontwikkeling, om belastingadviseurs een betrouwbaar platform te bieden".

In 2004 begon Teleroute, ons pan-Europees bedrijf dat diensten levert op het gebied van transportinformatie, met het uitbreiden van diens activiteiten, zowel geografisch en organisatorisch als in termen van de portfolio van producten en diensten.

Financiële ontwikkelingen

In 2004 bedroegen de inkomsten voor de divisie €1.296 miljoen, en vertoonden daarmee een daling van 5% ten opzichte van 2003, grotendeels vanwege afstotingen (ten Hagen & Stam in Nederland en Bohmann in Oostenrijk). In verschillende landen, bijv. Italië, Midden-Europa, Spanje, Frankrijk en Scandinavië vertoonde 2004 een positieve toplinegroei in vergelijking tot 2003. In Nederland en België zijn de grote reorganisatieprogramma's goed verlopen.
De organische groei in 2004 (-1,6%) werd belemmerd door de moeilijke marktomstandigheden in Nederland, het Verenigd Koninkrijk en België.
De gewone EBITA marge daalt van 16% naar 14%. De marge profiteerde van extra kostenbesparingen door de reorganisatie-initiatieven die in 2003 en 2004 werden geïmplementeerd. De impact van afstotingen, alsmede hogere reorganisatie- en productontwikkelingskosten resulteerde echter in een lagere gewone EBITA marge dan in 2003.



Rolv Eide
CEO Legal, Tax & Regulatory Europe
Norway, 1954

Rolv Eide is sinds november 2003 CEO van Wolters Kluwer Legal, Tax & Regulatory Europe. Voordat hij bij Wolters Kluwer kwam, was hij actief bij Tele Atlas Europe, alwaar hij sinds 2001 Chief Operating Officer was. Van 1985 tot 2001 werkte hij bij Dun & Bradstreet, laatstelijk als Executive Vice President. Zijn uitgebreide werkervaring in Europa omvat de ontwikkeling van elektronische platforms voor ondernemingen die cruciale bedrijfsinformatie nodig hebben. Zijn kennis van de business en technologie zorgen dat hij zeer goed in staat is verder invulling te geven aan de strategie van Legal, Tax & Regulatory Europe om de marktposities uit te breiden en operationele efficiëntie te realiseren door middel van shared services. De heer Eide heeft bedrijfskunde gestudeerd aan de University of Stockholm.

Brands
Croner.CCH, IPSOA, Kluwer, La Ley, Lamy, Luchterhand, Norstedts Juridik, Teleroute

Websites
www.croner.cch.co.uk
www.ipsoa.it
www.kluwer.nl
www.laley.net (La Ley)
www.lamy.fr
www.luchterhand.de
www.nj.se (Norstedts Juridik)
www.teleroute.com

Wolters Kluwer
Education

Wolters Kluwer Education is koploper op het gebied van gedrukt en online onderwijsmateriaal voor het primair en secundair onderwijs en beroepsonderwijs en diensten op dit gebied in zeven Europese landen (Nederland, Zweden, Verenigd Koninkrijk, Duitsland, Belgie, Oostenrijk en Hongarije).

Bedrijfsactiviteiten

Wolters Kluwer Education is een gerenommeerde leverancier van didactisch en overig studiemateriaal in de Europese onderwijswereld. Zij combineert content van een hoge kwaliteit met didactische kennis en state-of-the-art-technologie, om docenten en studenten nieuwe effectievere manieren van onderwijzen en leren te bieden. Wolters Kluwer Education werkt samen met andere vooraanstaande bedrijven om nieuwe richtingen op te gaan die waarde creëren voor haar klanten, en om haar positie als de beste leverancier van onderwijsoplossingen te versterken. Een aantal van de beste merken van Wolters Kluwer Education zijn:

- Bildungsverlag EINS
- digital spirit
- Jugend & Volk
- Liber
- Müszaki
- Nelson Thornes
- Wolters-Noordhoff
- Wolters Plantyn

€ MILJOEN (tenzij anders vermeld)	2004	2003	Mutatie in %	Mutatie in % tegen constante koers
Nettomzet	**309**	302	2	2
Gewoon EBITA	**52**	54	(5)	(5)
Gewone EBITA marge (%)	**17**	18		
Investeringen in vaste activa	**7**	5		
FTE's (gemiddeld)	**1.378**	1.481		

Wolters Kluwer Education levert producten aan studenten, onderwijzers en docenten betreffende alle vakken in het primair en secundair onderwijs. Tevens worden producten op het gebied van het hoger en beroepsonderwijs aangeboden. Er zijn al ettelijke generaties Europeanen die onderwijs hebben genoten met behulp van deze merken.

Bereikte resultaten in 2004

Bijzondere nieuwe producten en duurzame successen van Wolters Kluwer Education in 2004 waren onder meer:

- Zeer innovatieve lesmiddelen voor natuurwetenschappen, Scientifica, van de leidende Britse uitgever van onderwijsmateriaal Nelson Thornes;
- De eerste release van "Fachschule Online", een gecombineerde leesoplossing voor extra onderwijs op het gebied van bedrijfs- en managementstudies in Duitsland;
- Het door Liber (Scandinavië) op de markt gebrachte Exec, een succesvolle en geheel nieuwe serie boeken gericht op alle managementniveaus;
- De Maths Hajdú-serie in Hungarije bleek favoriet te zijn onder 1.000 leerlingen/studenten die in een landelijk onderzoek naar de populairste boeken 80.000 vragen beantwoordden. Deze populariteit verklaart waarom deze boekenserie marktleider is met een marktaandeel van 32-46% in lager primair en 85-90% in hoger primair onderwijs;

- De Nederlandse onderwijsuitgeverij Wolters-Noordhoff behoud zijn leidende positie binnen de atlasmarkt. De Grote Bosatlas bestaat sinds 1877 - sindsdien zijn daar meer dan 3 miljoen exemplaren van verkocht. In 2004 werd een nieuw lid van de Bosatlas-familie geïntroduceerd: de Wereld Bosatlas, waarvan in drie maanden ruim 21.000 exemplaren werden verkocht.

Digital spirit ontwikkelde samen met Siemens-VDO een e-learning opleidingsprogramma voor de (in 2005 door de EU-wetgeving verplichte) digitale tachograaf, en zij gaan dit programma nu gezamenlijk verkopen aan ondermeer Europese vrachtwagenchauffeurs, transportbedrijven, werkplaatsen en politie-eenheden.
Partnerships hebben in 2004 geresulteerd in strategische bastions, waarin Wolters Kluwer werd erkend als Bosch's Europese voorkeurspartner op het gebied van onderwijs. Met innovatieve kernproducten voor de auto-industrie (999 producten met ingebouwde ICT-componenten) werd in dit marktsegment een groei van 16% bereikt.
In een e-learning joint venture met de Zweedse Organisatie van Vastgoedeigenaren heeft Liber Hermods een ontmoetingsplaats gecreëerd voor kennis, onderwijs, opleiding en competentie-ontwikkeling, en heeft daarmee het landelijk onderwijs in een gemeenschappelijke portal gecoördineerd. Nelson Thornes heeft EXP Maths ontwikkeld in samenwerking met de Keele University als onderdeel van een groot onderzoeks-project naar het gebruik van interactieve whiteboards voor wiskundeonderwijs dat op scholen uitgebreid is getest.

Nelson Thornes werd de exclusieve voorkeurspartner van de Assessment and Qualifications Alliance, de grootste examineringsraad in het Verenigd Koninkrijk. Dit maakt de ondersteunende materialen voor onderwijs in natuurwetenschappen van Wolters Kluwer de enige die officieel worden onderschreven. De overname door Nelson Thornes van BEAM is onderdeel van diens strategisch plan op lange termijn om de reputatie van het bedrijf als leverancier van innovatieve en creatieve oplossingen op alle onderwijsterreinen te vergroten, inclusief professionele ontwikkeling. De productportfolio van BEAM is eveneens onderdeel van de strategie van Nelson Thornes om nog meer e-learning oplossingen te leveren aan de onderwijssector.

Financiële ontwikkelingen

De inkomsten stegen met 2% van €302 miljoen in 2003 naar €309 miljoen in 2004.
De organische groei steeg 1%. In Nederland, presteerde voortgezet onderwijs goed, in hoofdzaak door het effect van de verandering van het curriculum. De gewone EBITA marge daalde van 18% naar 17%.



Harry Sterk
CEO Education
Nederland, 1960

Harry Sterk is sinds december 2001 CEO van Wolters Kluwer Education. Voordat hij bij Wolters Kluwer kwam, was hij Managing Director van EMAP Communications Netherlands en Board Member van EMAP Communications (UK). Sinds 1986 heeft hij een aantal functies bekleed die sterk gericht waren op de Europese markt. In combinatie met zijn uitgebreide ervaring in het senior management in de informatie-industrie, heeft hij leiding gegeven aan de uitbreiding van de productlijnen van Education naar diverse innovatieve elektronische onderwijstools. Harry Sterk heeft de BBA titel in bedrijfswetenschappen van de Nyenrode Business Universiteit en een MBA van Rotterdam Business School.

Merken
Bildungsverlag EINS, Jugend & Volk, Liber, Müszaki, Nelson Thornes Wolters-Noordhoff, Wolters Plantyn

Websites
www.bildungsverlag1.de
www.digital-spirit.de
www.jugendvolk.co.at
www.liber.se
www.muszakikiado.hu
www.nelsonthornes.com
www.wolters.nl
www.woltersplantyn.be

Risicobeheer

RISICOPROFIEL

Als internationale aanbieder van informatiediensten heeft Wolters Kluwer te maken met en beheerst zij diverse risico's, waaronder:

- ondernemingsrisico's, zoals de zeer concurrerende en snel veranderende aard van onze markten en veranderingen in de vraag naar onze producten, inbreuk op auteursrechten en het snel veranderende technologische klimaat;
- financiële risico's, zoals valuta- en renteschommelingen, en liquiditeits- en kredietrisico's.

ONDERNEMINGSRISICO'S

Wolters Kluwer heeft een risicobeheersingssysteem ingesteld en dit verankerd in haar bedrijfsactiviteiten. De vennootschap beperkt risico's door het voeren van een gedegen strategie en het aantrekken van de beste medewerkers. De strategie richt zich op het bedienen van professionals in informatie-intensieve sectoren op basis van abonnementen. De producten en diensten van Wolters Kluwer zijn voor deze professionals van wezenlijk belang. Dit betekent dat Wolters Kluwer actief is op stabiele markten waar voortdurend grote behoefte is aan actuele informatie, met name op zich snel ontwikkelende terreinen als wet- en regelgeving en compliance (fiscaal, juridisch), lesmethoden (educatief) en gezondheid (medisch). Auteursrechten en octrooien beschermen de portefeuille van Wolters Kluwer van informatie, software en diensten met een hoge toegevoegde waarde. De portefeuille is evenwichtig verspreid over marktsegmenten en geografische gebieden. Als onderdeel van de strategie is Wolters Kluwer bezig met de implementatie van een gecentraliseerd ICT-beheersingsmodel. Daarbij wordt zoveel mogelijk gebruik gemaakt van gemeenschappelijke technische platform, alsmede van gemeenschappelijke backofficesystemen. Dit biedt Wolters Kluwer de mogelijkheid om binnen de gehele organisatie schaalvoordelen te realiseren.

FINANCIËLE RISICO'S

Zoals de meeste internationale ondernemingen, beheerst de vennootschap diverse financiële risico's, zoals valuta- en renterisico's en liquiditeits- en kredietrisico's. Fluctuerende wisselkoersen en rentetarieven kunnen van invloed zijn op de door Wolters Kluwer gepubliceerde resultaten. De vennootschap streeft er derhalve naar om de invloed van schommelingen in wisselkoersen en rentetarieven op het nettoresultaat, het eigen vermogen en de kasstroom te beperken. Wolters Kluwer tracht dit zoveel mogelijk te doen door gebruik te maken van natuurlijke dekkingen, waarbij inkomsten en uitgaven in dezelfde valuta luiden, alsmede via het op elkaar afstemmen van activa en passiva. Indien geen natuurlijke dekking voorhanden is, wordt getracht hetzelfde effect te bereiken met behulp van financiële instrumenten. Daartoe zijn bandbreedtes en strenge beleids- en toezichtregels vastgesteld. Financiële instrumenten worden uitsluitend aangekocht of aangehouden ter afdekking van risico's, en met inachtneming van strenge autorisatieregels. De meeste van deze instrumenten komen in aanmerking voor hedge accounting als bedoeld in IAS 39. Voor nadere informatie over de financiële risico's wordt verwezen naar de toelichting onder 19 van de geconsolideerde jaarrekening.

Valutarisico

Wolters Kluwer maakt onderscheid tussen twee soorten valutarisico's, te weten transactierisico's en translatierisico's. De transactierisico's die door de verschillende bedrijven van Wolters Kluwer worden gelopen, worden als beperkt beschouwd. De prijzen die Wolters Kluwer voor producten en diensten aan haar klanten berekend, luiden meestal in de lokale valuta van de klant. Gezien de aard van de bedrijfsactiviteiten luiden ook nagenoeg alle hiermee samenhangende kosten in dezelfde valuta. Er wordt weinig gebruikgemaakt van financiële instrumenten voor het afdekken van transactierisico's.

Een plotselinge waardedaling van 1% van de Amerikaanse dollar ten opzichte van de euro (in vergelijking met het niveau van 31 december 2004), waarbij alle andere variabelen constant blijven, zou het volgende effect hebben op de cijfers van de vennootschap:

EFFECT (BIJ BENADERING) € MILJOEN	
Netto omzet	**(16)**
Bedrijfsresultaat	**(1)**
Nettoresultaat	**(1)**
Eigen vermogen	**(14)**

Ter afdekking van de netto investeringen[12] in de Verenigde Staten heeft de vennootschap momenteel voor een hoofdsom van €595 miljoen

[12] Netto investeringen is gedefinieerd als het totaal van de investeringen in het eigenvermogen van, en de lange termijnvorderingen op, onze Amerikaanse houdstermaatschappij

(USD 651 miljoen) aan in Amerikaanse dollar luidende termijncontracten uitstaan, hetgeen overeenkomt met een balansdekking in Amerikaanse dollars van circa 30% (2003: circa 26%). De totale waarde van de valuta-termijncontracten tegen dagkoers (boekwaarde) was per ultimo 2004 €254 miljoen, waarvan circa €157 miljoen is gerealiseerd, hetgeen zal worden ontvangen in 2005 (€99 miljoen) en in 2006 (€58 miljoen).
De rentelasten zijn (door middel van financiële instrumenten) deels omgezet in Amerikaanse dollars. Van alle rentelasten is circa 38% te betalen in Amerikaanse dollars (over de hoofdsom). Een plotselinge koersval van de Amerikaanse dollar tegenover de euro met 1% ten opzichte van het koersniveau per 31 december 2004 zou een daling van het financieringsresultaat tot gevolg hebben van circa €0,2 miljoen, ervan uitgaande dat alle overige variabelen constant blijven.

Renterisico

Wolters Kluwer streeft ernaar de resultaten en de kasstroom tegen renteschommelingen te beschermen via het aantrekken van vast- of variabelrentende financiering, door gebruik te maken van derivaten (rente-swaps). Van de totale renteportefeuille (exclusief liquide middelen) is circa 24% variabelrentend en 76% vastrentend. Het streven is om een verhouding te bewerkstelligen van 67-75% vastrentend en 33-25% variabelrentend. Alle percentages worden berekend over de hoofdsom.
Indien de rente plotseling met 1% zou stijgen ten opzichte van het niveau per 31 december 2004, waarbij alle andere variabelen constant blijven, zouden de nettorentelasten in 2005 met circa €1 miljoen afnemen, vanwege de aanzienlijke liquiditeitspositie van de vennootschap. Het effect is gebaseerd op de uitstaande positie per jaareinde.

Liquiditeitsrisico

Ter beperking van het liquiditeitsrisico heeft Wolters Kluwer de volgende minimumeisen gesteld:

- Aflossing van langlopende schulden dient gelijkmatig in de tijd plaats te vinden;
- Financiering dient minimaal een jaar vóór de vervaldatum van alle langlopende leningen aangetrokken te worden;
- Minimale *headroom* (som van vrij beschikbare, gecommitteerde kredietfaciliteiten en liquide middelen) van €500 miljoen.

In juni 2004 heeft Wolters Kluwer een nieuwe multi-currency-kredietfaciliteit van €750 miljoen afgesloten ter vervanging van de bestaande kredietfaciliteit van USD 600 miljoen. De nieuwe kredietfaciliteit heeft een looptijd van vijf jaar met tweemaal een optie tot verlenging, waardoor de looptijd maximaal zeven jaar bedraagt. Aangezien Wolters Kluwer over een bedrag van €750 miljoen aan vrij beschikbare, toegezegde kredietfaciliteiten en een bedrag van €687 miljoen aan liquide middelen beschikt, was de *headroom* per ultimo 2004 circa €1,4 miljard, waardoor het liquiditeitsrisico van de vennootschap aanzienlijk is afgenomen. Ten behoeve van deze contracten zijn geen zekerheden verstrekt op goederen/onroerende zaken van de vennootschap.

Kredietrisico

Onder kredietrisico wordt verstaan het verlies dat geleden wordt als een wederpartij haar contractuele verplichtingen niet nakomt. Per 31 december 2004 waren er geen klanten met grote betalingsachterstanden aan Wolters Kluwer. Het beleid van Wolters Kluwer is erop gericht om bij financiële transacties zoveel mogelijk gebruik te maken van raamovereenkomsten onder ISDA (International Swap Dealers Association). Belegging van liquide middelen en de afsluiting van financiële transacties geschiedt zoveel mogelijk bij financiële instellingen met een hoge kredietbeoordeling. Bovendien zijn voor wederpartijen krediet-limieten vastgesteld.

RISICOBEHEER EN INTERNE CONTROLE

De Raad van Bestuur is verantwoordelijk voor de interne controle binnen Wolters Kluwer en heeft daarom systemen voor risicobeheer en interne controle geïmplementeerd. Doel van deze systemen is het identificeren van significante risico's waaraan de vennootschap wordt blootgesteld en een effectief beheer ervan, zodat kan worden voldaan aan de strategische en operationele doelstellingen van de onderneming, aan de betrouwbaarheid van de financiële verslaglegging en om te voldoen aan de toepasselijke wet- en regelgeving. Het ontwerp van de interne controlesystemen is gebaseerd op het COSO-raamwerk. De aanbevelingen van COSO zijn erop gericht te voorzien in een redelijke mate van zekerheid. Dientengevolge kunnen deze systemen nooit absolute zekerheid bieden ten aanzien van het bereiken van de doelstellingen van de vennootschap of wezenlijke fouten, verliezen, fraude en overtreding van de toepasselijke wet- en/of regelgeving geheel voorkomen.

De vennootschap maakt gebruik van diverse mechanismen om het handhaven van systemen voor interne controle te waarborgen:

- Een uniforme cyclus voor de jaarplanning en verslaglegging, die bestaat uit een jaarlijks Business Development Plan (driejaarlijks strategisch plan) op divisie- en werkmaatschappijniveau, het jaarlijkse budget, driemaandelijkse prognoses en een maandelijkse financiële rapportage;
- Periodiek worden bedrijfsbeoordelingen uitgevoerd, waarbij het C-niveau van de werkmaatschappijen en de divisiedirecties de voortgang bespreken aan de hand van plan en acties voor het verlichten van bedrijfsrisico's;
- Uniforme (financiële) procedures en uniform beleid op dit gebied, daaronder begrepen bevestigingen bij de jaarrekening die periodiek ondertekend moeten worden door alle CEO's en CFO's van de divisies en werkmaatschappijen, alsmede betreffende corporate personeelsleden, onze kernwaarden en klokkenluidersregelingen;
- De vennootschap heeft een bedrijfsauditor en interne auditors om te zorgen voor naleving van het beleid en procedures alsmede het opsporen en aanpakken van problemen inzake de interne controle;
- Wolters Kluwer heeft een Internal Control Dashboard geïmplementeerd omvattende alle aanbevelingen en lopende zaken voortkomend uit managementbeoordelingen, alsook uit interne en externe audits. Deze zaken worden actief opgevolgd.

In 2004 hebben wij wederom veel aandacht besteed aan het instellen van gemeenschappelijke interne controlerichtlijnen binnen Wolters Kluwer. We hebben een administratieve organisatie opgezet waarmee het risicobeheersingsproces volgens het COSO-raamwerk (d.w.z. control environment, risk assessment, control activities, information and communication and monitoring) steeds kan worden herhaald en op geïntegreerde en gestructureerde wijze verloopt. De basis wordt gevormd door zogenaamde Generic Key Controls (dit zijn alle belangrijke bedrijfs- en financiële processen). Eind 2004 is het implementatieproces van de interne controlerichtlijnen nog in volle gang.
Als onderdeel van deze activiteiten zijn er binnen onze systemen voor risicobeheer en interne controle gebieden geïdentificeerd die voor verdere verbetering vatbaar zijn en worden de nodige stappen genomen om deze verbeteringen door te voeren. Voor het volgen van het proces wordt gebruik gemaakt van een systeem (Internal Control Dashboard) en de Auditcommissie, de Raad van Commissarissen en de externe accountant zijn nauw betrokken bij de bewaking van de processen van de administratieve organisatie van Wolters Kluwer en het bespreken van de bevindingen met het management. Op basis van het totale risicoprofiel van Wolters Kluwer, de status van het Internal Control Dashboard en overwegende de lopende implementatie van het interne controleraamwerk, is de Raad van Bestuur van mening dat de elementen voor beheer van interne risico's, alsook de controlesystemen aanwezig zijn. De vennootschap is momenteel betrokken in het implementatieproces en verwacht dit in de loop van 2005 af te ronden.

Binnen Wolters Kluwer worden het ontwerp en de effectiviteit van de systemen voor risicobeheer en controle permanent gecontroleerd op verbeterpunten in aansluiting op de voortdurende groei van de vennootschap en veranderingen in het risicoprofiel. De komende jaren zullen we een hoge prioriteit blijven geven aan het verbeteren van het ontwerp en de effectiviteit, en een verdere integratie van de risicobeheer- en controlesystemen in onze dagelijkse bedrijfsvoering om aldus te voorzien in een gestaag groeiende mate van redelijke zekerheid dat de betreffende risico's worden geïdentificeerd en beheerd.

Corporate governance

ALGEMEEN

Corporate Governance is een belangrijk onderwerp voor Wolters Kluwer. De Raad van Bestuur en de Raad van Commissarissen zijn verantwoordelijk voor de corporate governance structuur van de vennootschap. Belangrijke stappen die gezet zijn op het gebied van corporate governance zijn onder meer:

- Er zijn nieuwe reglementen vastgesteld van de Raad van Bestuur en Raad van Commissarissen, alsmede van de vaste commissies van de Raad van Commissarissen;
- Het bezoldigingsbeleid en het nieuwe Long-Term Incentive Plan voor de Raad van Bestuur zijn door de Algemene Vergadering van Aandeelhouders in 2004 vastgesteld respectievelijk goedgekeurd;
- De introductie van een klokkenluidersregeling;
- Een verdere verbetering van de interne risicobeheersings- en controlesystemen;
- Verbeterde transparantie door veel corporate governance gerelateerde informatie aan de website toe te voegen (www.wolterskluwer.com);
- Besloten is om houders van certificaten van aandelen tijdens de Algemene Vergadering van Aandeelhouders in 2005 voor de eerste keer de mogelijkheid te bieden om volmacht aan derden te verlenen om namens hen te stemmen;

- Wijziging van de Administratievoorwaarden teneinde deze in overeenstemming met de Nederlandse Corporate Governance Code te brengen;
- Een voorstel tot aanpassing van de statuten van de vennootschap zal worden voorgelegd aan de Algemene Vergadering van Aandeelhouders in 2005.

Wolters Kluwer leeft thans alle principes en best practice bepalingen uit de Nederlandse Corporate Governance Code (de Code) na, behoudens voorzover in dit hoofdstuk wordt aangegeven dat hiervan wordt afgeweken. In dit hoofdstuk wordt een overzicht gegeven van de hoofdlijnen van de corporate governance structuur van de vennootschap alsmede een uitleg van de afwijkingen van de Code. Corporate Governance zal worden besproken tijdens de Algemene Vergadering van Aandeelhouders in 2005.

RAAD VAN BESTUUR

De Raad van Bestuur is verantwoordelijk voor de strategie, het beleid, de doelstellingen en de resultaten van de vennootschap. De Algemene Vergadering van Aandeelhouders benoemt de leden van de Raad van Bestuur. Voor de procedure wordt verwezen naar het voorstel tot wijziging van de statuten van de vennootschap. De bezoldiging van de leden van de Raad van Bestuur wordt vastgesteld door de Raad van Commissarissen op advies van de Selectie- en Remuneratiecommissie van de Raad van Commissarissen.
In lijn met de Code zijn het bezoldigingsbeleid en het nieuwe Long-Term Incentive Plan (LTIP) voor de Raad van Bestuur vastgesteld respectievelijk goedgekeurd door de Algemene Vergadering van Aandeelhouders in 2004.
Volgens het LTIP kunnen de leden van de Raad van Bestuur certificaten van gewone aandelen verdienen na een periode van drie jaar. Verkrijging van de certificaten van aandelen is afhankelijk van duidelijke en objectief bepaalbare drie-jaars doelstellingen die van tevoren zullen worden vastgesteld. Nadat de leden van de Raad van Bestuur certificaten van aandelen hebben verdiend, zijn zij niet verplicht deze voor een periode van vijf jaar of tot het einde van hun dienstverband aan te houden, zoals aanbevolen in de Code *(Best Practice Bepaling II.2.3)*. Wolters Kluwer ziet geen reden om de leden van de Raad van Bestuur te verplichten om hun aandelen vijf jaar vast te houden, aangezien volgens het plan jaarlijks voorwaardelijke toekenningen zullen plaatsvinden en de leden van de Raad van Bestuur derhalve altijd voldoende stimulans zullen hebben om de lange termijn belangen van de vennootschap te waarborgen.
Een vijf jaar lang durend verbod om de aandelen te verkopen voegt hier niets aan toe.

Aangezien de vennootschap in een competitieve internationale omgeving opereert, is het van essentieel belang om voldoende flexibiliteit te hebben met betrekking tot bezoldiging en arbeidsvoorwaarden wanneer nieuwe leden van de Raad van Bestuur worden benoemd. De vennootschap committeert zich daarom niet aan de Best Practice Bepalingen in de Code inzake benoeming van de leden van de Raad van Bestuur voor een periode van vier jaar en de maximale vergoeding bij onvrijwillig ontslag *(Best Practice Bepalingen II.1.1 en II.2.7)*. In ieder geval zullen bestaande contracten met de huidige leden van de Raad van Bestuur worden geëerbiedigd.
Wolters Kluwer heeft een zeer streng Voorkennisreglement. De Raad van Bestuur mag slechts handelen in Wolters Kluwer effecten gedurende vier Open Perioden van twee weken, na publicatie van de jaarresultaten, halfjaar resultaten en kwartaal resultaten.
Er zijn ook beperkingen met betrekking tot het handelen in aandelen van bepaalde andere bedrijven in de sector. Volgens het Wolters Kluwer Voorkennisreglement zijn de leden van de Raad van Bestuur echter niet verplicht periodiek melding te doen aan de compliance officer van veranderingen in hun bezit aan effecten van andere Nederlandse beursgenoteerde vennootschappen zoals aanbevolen in de Code *(Best Practice Bepaling II.2.6)*. In de sector waarin Wolters Kluwer opereert, ontvangen leden van de Raad van Bestuur in het kader van de normale werkzaamheden doorgaans geen koersgevoelige informatie over andere Nederlandse beursgenoteerde vennootschappen. De Raad van Commissarissen en de Raad van Bestuur zien er daarom geen toegevoegde waarde in om het handelen in aandelen van alle Nederlandse beursgenoteerde vennootschappen door leden van de Raad van Bestuur te volgen.

RAAD VAN COMMISSARISSEN

In tegenstelling tot de Raad van Bestuur, die belast is met de dagelijkse gang van zaken van de vennootschap, heeft de Raad van Commissarissen tot taak toezicht te houden op het beleid van de Raad van Bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Voorts adviseert de Raad van Commissarissen de Raad van Bestuur. De Algemene Vergadering van Aandeelhouders benoemt de leden van de Raad van Commissarissen. Momenteel zijn alle leden van de Raad van Commissarissen onafhankelijk van de vennootschap. Het aantal commissariaten van alle leden van de Raad van Commissarissen is zodanig beperkt dat een goede taakvervulling is gewaarborgd. Geen van de leden van de Raad van Commissarissen vervult meer

dan vijf commissariaten bij Nederlandse beursgenoteerde vennootschappen, waarbij het voorzitterschap van een raad van commissarissen dubbel telt. Wolters Kluwer vindt het van belang dat de leden van de Raad van Commissarissen goed geïnformeerd zijn omtrent de bedrijven en de activiteiten van de vennootschap. Om dit te bereiken geven operationele managers, met inbegrip van de Chief Executive Officers van de Divisies, geregeld presentaties over hun bedrijven. Verder faciliteert de vennootschap bezoeken aan dochtervennootschappen en individuele besprekingen met staf- en lijnmanagers.

De beloning van de Raad van Commissarissen wordt vastgesteld door de Algemene Vergadering van Aandeelhouders. De beloning is niet afhankelijk van de resultaten van de vennootschap. Aan een Commissaris worden geen aandelen of opties toegekend bij wijze van bezoldiging. De vennootschap verstrekt voorts geen leningen aan haar Commissarissen. De leden van de Raad van Commissarissen zijn gebonden aan hetzelfde Voorkennisreglement als de leden van de Raad van Bestuur. Zij zijn niet verplicht periodiek melding te doen aan de compliance officer van veranderingen in hun bezit aan effecten van andere Nederlandse beursgenoteerde vennootschappen zoals aanbevolen in de Code *(Best Practice Bepaling III.7.3)*, om dezelfde reden als uiteengezet in de tekst over de Raad van Bestuur. Momenteel bezit geen van de leden van de Raad van Commissarissen effecten in Wolters Kluwer.

COMMISSIES

Als onderdeel van zijn verantwoordelijkheden richt de Audit Commissie zich onder meer op de werking van de interne risicobeheersings- en controlesystemen en op de rol en het functioneren van de interne en externe accountants. De Audit Commissie bestaat uit tenminste drie leden. Tenminste een lid van de Audit Commissie is een financieel expert.

De Raad van Commissarissen heeft ook een Selectie- en Remuneratiecommissie geïnstalleerd. Aangezien benoemingen en beloning vaak nauw gerelateerd zijn, ziet de Raad van Commissarissen geen voordelen in het instellen van twee afzonderlijke commissies. Twee afzonderlijke commissies bestaande uit dezelfde leden zou slechts de administratieve werkzaamheden doen toenemen. Conform de Code, zal de voorzitter van de Raad van Commissarissen niet tevens de voorzitter van de Selectie- en Remuneratiecommissie zijn. De Selectie- en Remuneratiecommissie is in ieder geval verantwoordelijk voor het doen van voorstellen inzake het bezoldigingsbeleid van de vennootschap en voor een voorstel aan de Raad van Commissarissen inzake de bezoldiging van de individuele bestuurders. De Commissie is ook verantwoordelijk voor het opstellen van selectiecriteria en benoemingsprocedures voor leden van de Raad van Commissarissen en Raad van Bestuur.

DE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Ten minste een maal per jaar wordt een Algemene Vergadering van Aandeelhouders gehouden. De agenda van de jaarlijkse Algemene Vergadering van Aandeelhouders bevat in ieder geval het verslag van de Raad van Bestuur, de vaststelling van de jaarrekening, het bericht van de Raad van Commissarissen en het voorstel tot betaling van dividend of andere uitkeringen. Goedkeuring van het door de Raad van Bestuur gevoerde beleid en het door de Raad van Commissarissen uitgeoefende toezicht worden afzonderlijk in stemming gebracht.

Ingevolge het voorstel tot aanpassing van de statuten kunnen aandeelhouders en certificaathouders die alleen of gezamenlijk tenminste een half procent (0,5%) van het geplaatste kapitaal van Wolters Kluwer vertegenwoordigen of van wie de (certificaten van) aandelen alleen of gezamenlijk een waarde van tenminste €50 miljoen vertegenwoordigen, de Raad van Bestuur of Raad van Commissarissen verzoeken om onderwerpen op de agenda voor de Algemene Vergadering van Aandeelhouders te plaatsen.

Op de Beurs worden certificaten van gewone aandelen verhandeld (Certificaten). De Stichting Administratiekantoor Wolters Kluwer geeft Certificaten uit en houdt de onderliggende aandelen. De houders van Certificaten kunnen hun Certificaten onder alle omstandigheden en zonder beperking omwisselen in gewone aandelen. Bovendien krijgen houders van Certificaten onder alle omstandigheden het recht om te stemmen en zij kunnen volmacht aan derden geven om namens hen te stemmen, onafhankelijk van het aantal Certificaten dat zij houden. Certificering is derhalve geen beschermingsconstructie tegen onvriendelijke overnames. Het doel van de certificering is om te voorkomen dat door absenteïsme op de Algemene Vergadering van Aandeelhouders een (toevallige) minderheid van aandeelhouders de besluitvorming naar haar hand zet. Alle leden van het bestuur van de Stichting Administratiekantoor zijn onafhankelijk van de vennootschap.

De administratievoorwaarden en statuten van het Administratiekantoor zijn in januari 2005 gewijzigd, teneinde ze in lijn te brengen met de Code. Conform de Code is in

februari 2005 een aparte vergadering van certificaathouders gehouden. Voor meer informatie over het Administratiekantoor wordt verwezen naar het verslag van de Stichting Administratiekantoor (pagina 45 van dit Jaarverslag). De enige constructie tegen onvriendelijke overnames bij Wolters Kluwer is de mogelijkheid van de Stichting Preferente Aandelen Wolters Kluwer om de optie op nieuw uit te geven preferente aandelen uit te oefenen. Dit geeft de Raad van Bestuur de mogelijkheid om overnamevoorstellen grondig te bestuderen en deze te vergelijken met alternatieven. De vennootschap is van mening dat dit in het belang van haar aandeelhouders en certificaathouders is. In dit verband is van belang op te merken dat alle bestuursleden van de Stichting Preferente Aandelen onafhankelijk zijn van de vennootschap.

ACCOUNTANTS

De Raad van Bestuur is verantwoordelijk voor de kwaliteit en volledigheid van de openbaar gemaakte financiële berichten. De Raad van Commissarissen ziet er op toe dat de Raad van Bestuur deze verantwoordelijkheid vervult. De externe accountant wordt benoemd door de Algemene Vergadering van Aandeelhouders. Wolters Kluwer is van plan de benoeming van de accountant elke vier jaar op de agenda van de Algemene Vergadering van Aandeelhouders te zetten, na de grondige beoordeling van het functioneren van de externe accountant. Naast deze grondige beoordeling zullen de Raad van Bestuur en de Audit Commissie jaarlijks aan de Raad van Commissarissen rapporteren over de ontwikkelingen in de relatie met de externe accountant. De Raad van Commissarissen kan de benoeming van de externe accountant voor het verstrijken van een periode van vier jaar op de agenda van de Algemene Vergadering van Aandeelhouders zetten indien dit nodig geacht wordt. Verwezen wordt naar het bericht van de Raad van Commissarissen (pagina 40 van het Jaarverslag) voor meer informatie omtrent de beoordeling van de externe accountant en het voorstel om de externe accountant weer te benoemen. De Algemene Vergadering van Aandeelhouders kan vragen stellen aan de externe accountant over zijn verklaring omtrent de jaarrekening. De externe accountant woont de Algemene Vergadering van Aandeelhouders derhalve bij en is daarin bevoegd het woord te voeren. In 2004 is een nieuwe regeling met betrekking tot de onafhankelijkheid van de accountant aangenomen, die op de website is gepubliceerd (www.wolterskluwer.com). De interne accountant functioneert onder de verantwoordelijkheid van de Raad van Bestuur. De externe accountant en de Audit Commissie worden betrokken bij het opstellen van het werkplan van de interne accountant. Zij nemen ook kennis van de bevindingen van de interne accountant.

JURIDISCHE STRUCTUUR

De uiteindelijke moedervennootschap van de Wolters Kluwer Groep is Wolters Kluwer nv. In 2002 heeft Wolters Kluwer nv de vrijwillige toepassing van de structuurregeling afgeschaft. Dientengevolge werd de structuurregeling van toepassing op Wolters Kluwer Nederland bv, de moedervennootschap van de actieve Nederlandse dochtervennootschappen. Wolters Kluwer International Holding bv is de (in)directe moedervennootschap van de actieve dochtervennootschappen die niet gevestigd zijn in Nederland.

VOORUITZICHTEN VOOR 2005

Aan het begin van 2005 zien wij dat onze inspanningen van 2004 duidelijk een momentum creëren. Het tweede jaar van onze driejarenstrategie begon met uitstekende verlengingscijfers en een blijvend hoog aantal abonnementen. Wij blijven investeren in nieuwe geavanceerde producten en diensten en de in 2004 afgeronde reorganisatie heeft Wolters Kluwer tot een krachtiger onderneming gemaakt met hoogpresterende werknemers door de nieuwe strategie. Dit geeft ons het vertrouwen dat wij goed op weg zijn de voor 2005 gestelde doelen te behalen.

Onze verwachte vooruitzichten voor Wolters Kluwer als geheel in 2005 zijn (in constante valuta's van een USD/euro 1,243):

- autonome toplinegroei van 1-2% (daaronder begrepen ca. €20 miljoen door het staken van minder winstgevende productlijnen)
- operationele marge van 15-16% voor buitengewone lasten van ca. €10 miljoen
- kasconversieverhouding van 95-105%
- vrij besteedbare kasstroom van ca. €250 miljoen
- rendement op geïnvesteerd kapitaal van 6-7%
- winst per aandeel van €0,92-€1,01, inclusief het effect van IFRS op financieringskosten van €15 miljoen.
- Verhoging van kostenbesparing doelstelling voor 2005 naar €80-€90 miljoen; €100-€110 miljoen voor de lange termijn.

Amsterdam, 1 maart 2005
Raad van Bestuur

Bericht van de Raad van Commissarissen

JAARREKENING

De Raad van Bestuur heeft de jaarrekening over het boekjaar 2004 aan de Raad van Commissarissen voorgelegd. Voorts heeft de Raad van Commissarissen kennis genomen van de rapporten en de verklaring van KPMG Accountants nv (zoals bedoeld in artikel 26 lid 3 van de statuten van de vennootschap) en hierover met de accountant van gedachten gewisseld.
Mede op grond van de rapporten hebben wij in aanwezigheid van de accountant de jaarrekening 2004 ondertekend. Wij stellen aandeelhouders voor de jaarrekening, die is opgenomen op pagina 53 en volgende van dit Jaarverslag, in de jaarlijkse Algemene Vergadering van Aandeelhouders op 14 april 2005 vast te stellen. Goedkeuring van het door de Raad van Bestuur gevoerde beleid en het door de Raad van Commissarissen uitgeoefende toezicht worden apart geagendeerd. Voorgesteld wordt om een dividend uit te keren van €0,55 per gewoon aandeel, in contanten of ter keuze van de aandeelhouders of certificaathouders in de vorm van (certificaten van) gewone aandelen. De omwisselverhouding voor een uitkering in (certificaten van) gewone aandelen zal op 25 april 2005 na beurs worden vastgesteld. Na goedkeuring door de Algemene Vergadering van Aandeelhouders zal de uitkering per 27 april 2005 plaatsvinden. Deze uitkering is in lijn met het reserverings- en dividendbeleid dat apart zal worden besproken tijdens de Algemene Vergadering van Aandeelhouders op 14 april 2005.

ACTIVITEITEN

De Raad van Commissarissen heeft zeven keer vergaderd in 2004. Elke vergadering begon in afwezigheid van de Raad van Bestuur. Alle leden van de Raad van Commissarissen waren aanwezig bij minimaal vijf van de vergaderingen. Een van de vergaderingen werd gecombineerd met een werkbezoek aan de werkmaatschappijen in het Verenigd Koninkrijk, waar het lokale management een presentatie gaf. Conform de Nederlandse Corporate Governance Code, werd in afwezigheid van de Raad van Bestuur het functioneren van de Raad van Commissarissen en van de Raad van Bestuur en het functioneren van de individuele leden van de Raad van Commissarissen en van de Raad van Bestuur besproken.
De Raad van Commissarissen sprak eveneens in afwezigheid van de Raad van Bestuur over de samenstelling van de Raad van Commissarissen, de Audit Commissie, de Selectie- en Remuneratiecommissie en de Raad van Bestuur.
De Raad van Bestuur houdt de Raad van Commissarissen nauwgezet op de hoogte omtrent de uitvoering van de driejarenstrategie en strategische aangelegenheden in het algemeen. De Raad van Commissarissen heeft in 2004 actief overleg over deze onderwerpen gevoerd met de Raad van Bestuur. Alle Divisie CEO's en een aantal managers van werkmaatschappijen hebben in 2004 één of meerdere presentaties aan de Raad van Commissarissen gegeven, teneinde de Raad van Commissarissen inzicht te geven in de strategische aangelegenheden van de bedrijven. De Raad van Commissarissen en de Audit Commissie zijn ook geïnformeerd omtrent de algemene en financiële risico's van de onderneming en de uitkomst van de beoordeling van de interne risicobeheersings- en controle systemen. Voor meer informatie omtrent interne risicobeheersings- en controlesystemen, wordt verwezen naar pagina 34 van het Jaarverslag. De nieuwe €750 miljoen multi-currency krediet faciliteit is door de Raad van Commissarissen goedgekeurd in 2004. Andere onderwerpen die besproken werden tijdens de vergaderingen van de Raad van Commissarissen, zijn de lange-termijn strategie van de vennootschap, acquisities en desinvesteringen, hedging en branding.

Voorts is de Raad van Commissarissen geïnformeerd over de nieuwe plannen met betrekking tot management development. De Raad van Commissarissen ondersteunt deze plannen volledig. In de loop van het jaar heeft de Raad van Bestuur de Raad van Commissarissen ingelicht over de gang van zaken en belangrijke ontwikkelingen en beslissingen. Naast de reguliere vergaderingen hebben de voorzitter en andere leden van de Raad van Commissarissen geregeld contact gehad met de voorzitter en andere leden van de Raad van Bestuur. De Raad van Commissarissen volgt de ontwikkelingen op het gebied van corporate governance nauwgezet. Er is een aparte vergadering gehouden met een afvaardiging van de Raad van Commissarissen waarin de implementatie van de nieuwe Nederlandse Corporate Governance Code binnen Wolters Kluwer werd besproken. De Raad van Commissarissen heeft nieuwe reglementen vastgesteld voor de Raad van Commissarissen en de Raad van Bestuur, alsmede voor de Audit Commissie en voor de Selectie- en Remuneratiecommissie, teneinde deze in overeenstemming te brengen met de Corporate Governance Code. Voor meer informatie omtrent corporate governance en recente stappen die zijn genomen om de corporate governance te verbeteren, wordt verwezen naar pagina 36 van dit Jaarverslag.

AUDIT COMMISSIE

De Audit Commissie, bestaande uit de heren Westdijk (voorzitter), Baan, De Ruiter en Scheffers (benoemd in 2004), vergaderde vier keer in 2004, te weten ten tijde van de voorbereiding van de jaarcijfers, de halfjaarcijfers en de kwartaalcijfers. Deze vergaderingen werden bijgewoond door leden van de Raad van Bestuur, de externe accountant en stafmedewerkers. Belangrijke onderwerpen die aan de orde kwamen waren onder meer de financiële resultaten van de vennootschap, de International Financial Reporting Standards, pensioenen, interne risicobeheersings- en controlesystemen, de aanbevelingen en opmerkingen van de interne en externe accountants, het beleid met betrekking tot hedging, fiscale zaken, het beleid met betrekking tot de onafhankelijkheid van de externe accountant en de nieuwe €750 miljoen multi-currency krediet faciliteit.
De Audit Commissie heeft gekeken naar de voorgestelde reikwijdte en benadering van de controle door de externe accountant, de beloning van de externe accountant, de onafhankelijkheid van de externe accountant alsmede de niet-controlewerkzaamheden die door de externe accountant zijn verricht.

BEOORDELING VAN DE EXTERNE ACCOUNTANT

In lijn met de Nederlandse Corporate Governance Code, heeft in 2004 een grondige beoordeling van de externe accountant plaatsgevonden. De beoordeling werd uitgevoerd via een uitgebreid proces, dat onder meer bestond uit diepgaande interviews met de voorzitters van de Audit Commissie en van de Raad van Commissarissen, leden van de Raad van Bestuur en belangrijke managers op zowel holding als Divisie niveau. Verder werden electronische questionnaires ingevuld door belangrijke financiële managers van de werkmaatschappijen.
De Audit Commissie en de Raad van Bestuur hebben de Raad van Commissarissen geïnformeerd omtrent de uitkomsten van de beoordeling. Gebaseerd op deze uitkomsten doet de Raad van Commisssarissen het voorstel om op de Algemene Vergadering van Aandeelhouders van 14 april 2005 KPMG Accountants nv opnieuw te benoemen, voor een periode van vier jaar. De Raad van Commissarissen behoudt zich het recht voor de benoeming van de externe accountant op de agenda van de jaarlijkse Algemene Vergadering van Aandeelhouders te plaatsen voor het verstrijken van de periode van vier jaar, indien dit nodig wordt geacht.

content *in* context

Snelle en betrouwbare compliance

Naam
Steve Bowley
Positie
President en Compliance Director
Bedrijf
William Scott & Company
Locatie
Verenigde Staten

'De effectenhandel is waarschijnlijk *de meest gereguleerde sector in de* Verenigde Staten, en misschien wel in de wereld', verklaart Steve Bowley, President en Compliance Director bij William Scott & Company. 'Ik ben ervoor verantwoordelijk dat onze organisatie alle regels en wetten voor de effectenhandel naleeft, en dat wij een "WSP" handboek beschikbaar hebben waarin wordt uiteengezet hoe wij dit doen. Voordat wij met de securities oplossing van CCH, *CCH Wall Street*, gingen werken, was dit voor mij een zeer tijdrovende taak.'

'Met *CCH Wall Street* wordt, door middel van het beantwoorden van een reeks vragen over onze onderneming, automatisch een op ons afgestemd handboek gegenereerd en voltooid. Ik had op geen enkele wijze een dergelijk professioneel niveau in een handboek in *mijn eentje kunnen realiseren*', verklaart de heer Bowley. 'Een ander voordeel is dat het online wordt gepubliceerd. Dit betekent dat iedere werknemer van William Scott & Company toegang heeft tot het handboek en de regels



"*CCH Wall Street* vormt een integraal onderdeel van onze organisatie"

eventueel kan bekijken. *CCH Wall Street* vormt een integraal onderdeel van onze organisatie en ik verwacht dat dit zo zal blijven.'

SELECTIE- EN REMUNERATIECOMMISSIE

De Selectie- en Remuneratiecommissie kwam in 2004 twee keer bijeen. De commissie bestaat uit de heren Pennings (voorzitter), Baan en De Ruiter. De commissie heeft gesproken over het bezoldigingsbeleid van de Raad van Bestuur, met inbegrip van het basissalaris, het nieuwe Long-Term Incentive Plan (LTIP) en het Short-Term Incentive Plan. Tijdens de jaarlijkse Algemene Vergadering van Aandeelhouders van 21 april 2004 is het bezoldigingsbeleid vastgesteld en het LTIP goedgekeurd.
De Raad van Commissarissen heeft op voorstel van de Selectie- en Remuneratiecommissie besloten het salaris van de individuele leden van de Raad van Bestuur in 2005 te verhogen. Voor meer informatie omtrent de beloning van de leden van de Raad van Bestuur wordt verwezen naar het Remuneratierapport op pagina 43 van dit Jaarverslag.

Gebaseerd op een aanbeveling van de Selectie- en Remuneratiecommissie, stelt de Raad van Commissarissen voor aan de Algemene Vergadering van Aandeelhouders van 14 april 2005 om de beloning van de leden van de Raad van Commissarisen in 2005 te verhogen.
Volgens het voorstel zal de jaarlijkse beloning als volgt zijn: €45.000 voor de voorzitter van de Raad van Commissarissen, €40.000 voor de plaatsvervangend voorzitter van de Raad van Commissarissen en €35.000 voor de overige leden. De vergoeding voor het lidmaatschap van de vaste commissies zal ongewijzigd blijven op €5.000 voor de voorzitters van de commissies en €4.000 voor de leden.
De commissie heeft ook actief gezocht naar een nieuw lid van de Raad van Commissarissen in verband met het aftreden van de heer Westdijk in 2005. Dit heeft geresulteerd in de voordracht van de heer P.N. Wakkie als nieuw lid van de Raad van Commissarissen op de jaarlijkse Algemene Vergadering van Aandeelhouders van 14 april 2005.

SAMENSTELLING

De leden van de Raad van Commissarissen worden benoemd door de Algemene Vergadering van Aandeelhouders. Op de vergadering van vorig jaar die werd gehouden op 21 april 2004, werd de heer Van Miert herbenoemd als lid van de Raad van Commissarissen. Op dezelfde vergadering werd de heer Scheffers benoemd als lid van de Raad van Commissarissen.

De heer Westdijk zal na afloop van de jaarlijkse Algemene Vergadering van Aandeelhouders in 2005 aftreden als lid van de Raad van Commissarissen nadat hij drie termijnen van vier jaar lid van de Raad van Commissarissen is geweest.

De Raad van Commissarissen dankt de heer Westdijk voor zijn inzet gepaard aan een grote mate van deskundingheid en betrokkenheid bij de gang van zaken van de onderneming als lid van de Raad van Commissarissen.

De heer Van Miert zal de Raad van Commissarissen verlaten ten gevolge van de toenemende werkdruk met betrekking tot zijn andere werkzaamheden. De Raad van Commissarissen dankt de heer Van Miert voor zijn inzet.

Na zorgvuldige overweging stelt de Raad van Commissarissen voor om mevrouw Frost te herbenoemen als lid van de Raad van Commissarissen op de jaarlijkse Algemene Vergadering van Aandeelhouders op 14 april 2005. Bovendien stelt de Raad van Commissarissen voor om de heer P.N. Wakkie te benoemen als nieuw lid van de Raad van Commissarissen.
De benoeming van de heer Wakkie past in het profiel van de Raad van Commissarissen op grond van zijn Nederlandse en internationale ervaring op het terrein van juridische zaken, corporate governance en regelgeving, alsmede zijn kennis van en ervaring met veel van de producten van Wolters Kluwer.

Voor meer informatie over elk lid van de Raad van Commissarissen in overeenstemming met de Nederlandse Corporate Governance Code, wordt verwezen naar pagina 10 van het Jaarverslag. Alle leden van de Raad van Commissarissen zijn onafhankelijk van de vennootschap zoals bedoeld in best practice bepaling III.2.2 van de Nederlandse Corporate Governance Code.

De Raad van Commissarissen dankt de heer Yarrington die eind 2004 is teruggetreden als lid van de Raad van Bestuur, voor zijn jarenlange toegewijde werkzaamheden voor Wolters Kluwer.

Tenslotte wil de Raad van Commissarissen op deze plaats graag de Raad van Bestuur en alle medewerkers bedanken voor hun inzet en samenwerking in het afgelopen jaar.

Amsterdam, 1 maart 2005
Raad van Commissarissen
H. de Ruiter, ***voorzitter***
J.V.H. Pennings, ***plaatsvervangend voorzitter***
A. Baan
A.J. Frost
K.A.L.M. Van Miert
H. Scheffers
N.J. Westdijk

Remuneratierapport

Het bezoldigingsbeleid voor de leden van de Raad van Bestuur over 2004 en volgende jaren en het Long-Term Incentive Plan zijn door de Algemene Vergadering van Aandeelhouders (AVA) op 21 april 2004 respectievelijk vastgesteld en goedgekeurd. Conform de aanbevelingen van de Nederlandse Corporate Governance Code zullen materiële wijzigingen in het bezoldigingsbeleid voor leden van de Raad van Bestuur van Wolters Kluwer aan de AVA ter vaststelling worden voorgelegd. Aangezien het bezoldigingsbeleid in 2005 geen materiële wijzigingen bevat, zal dit beleid niet worden geagendeerd tijdens de AVA op 14 april 2005. De bezoldiging van de afzonderlijke leden van de Raad van Bestuur wordt door de Raad van Commissarissen vastgesteld op basis van de aanbevelingen van de Selectie- en Remuneratiecommissie.

BEZOLDIGINGSBELEID RAAD VAN BESTUUR

Het door de Raad van Commissarissen voorziene bezoldigingsbeleid voor 2005 en volgende jaren is gelijk aan het op 21 april 2004 door de Algemene Vergadering van Aandeelhouders vastgestelde bezoldigingsbeleid.
De bezoldiging van de Raad van Bestuur is gericht op koppeling van de prestaties van de individuele bestuurders aan de prestaties van de Vennootschap, vergroting van de betrokkenheid bij de Vennootschap op de lange termijn en werving en behoud van topmanagers.
De bezoldiging van de leden van de Raad van Bestuur is gebaseerd op onderzoek en analyses van internationaal erkende kantoren die gespecialiseerd zijn in bestuurdersbeloningen. Aangezien Wolters Kluwer een internationale organisatie is met een Raad van Bestuur waarin verschillende nationaliteiten zijn vertegenwoordigd, wordt de beloning van de bestuurders vastgesteld conform het beloningsniveau bij vergelijkbare Nederlandse, Europese en Amerikaanse ondernemingen.

De beloning van de Raad van Bestuur bestaat uit drie componenten: een basissalaris, een Short-Term Incentive Plan (STIP) (cash bonus) en een Long-Term Incentive Plan (LTIP) (prestatieaandelen). Het basissalaris wordt jaarlijks vastgesteld. De kortetermijn- en de langetermijncomponenten zijn prestatiegebonden. Het variabele deel van het beloningspakket beslaat het merendeel van de totale beloning van de Raad van Bestuur. Hiermee komt tot uitdrukking dat de beloning van het topmanagement rechtstreeks verband dient te houden met de prestaties waarmee waarde voor de aandeelhouder wordt gecreëerd. Ingevolge het STIP ontvangen de leden van de Raad van Bestuur een cash bonus indien specifieke doelstellingen worden bereikt. De STIP-doelstellingen bestaan uit financiële criteria die gericht zijn op waardecreatie, zoals omzetgroei en vrij besteedbare kasstroom.

De leden van de Raad van Bestuur nemen deel aan de pensioenregelingen in hun land van herkomst, behalve in Nederland, waar gebruik gemaakt wordt van een afzonderlijke regeling gebaseerd op *defined contribution* (zie pagina 91 van dit jaarverslag). In Frankrijk is naast de aldaar geldende pensioenregeling een aanvullende pensioenverzekering afgesloten. Alle huidige leden van de Raad van Bestuur hebben een arbeidsovereenkomst voor onbepaalde tijd (pensionering daargelaten). De opzegtermijn ligt tussen 30 en 90 dagen. De Vennootschap voldoet niet aan de best-practice bepalingen uit de Corporate Governance Code met betrekking tot de benoeming van bestuursleden voor een termijn van vier jaar en de maximum uitkering bij onvrijwillig ontslag (zie de toelichting in het hoofdstuk over corporate governance op pagina 36 van dit jaarverslag). De bestaande arbeidsovereenkomsten met de leden van de Raad van Bestuur zullen worden nagekomen.

BEZOLDIGING RAAD VAN BESTUUR IN 2004

Op pagina 91 en 92 van dit jaarverslag is gedetailleerde informatie opgenomen omtrent de vaste en variabele beloningen en overige vergoedingen van de leden van de Raad van Bestuur. Het basissalaris van leden van de Raad van Bestuur is in 2004 niet gewijzigd.
De in 2004 toegekende bonussen op grond van de in 2003 geleverde prestaties zijn gebaseerd op realisatie van het begrote gewoon nettoresultaat. Bij volledig behalen van de doelstellingen zou de uitkering 70% van het basissalaris zijn geweest; de werkelijke uitkering bedroeg 40% van het basissalaris. De doelstellingen voor 2004 (met uitbetaling in 2005) van het STIP voor de leden van de Raad van Bestuur zijn gebaseerd op de vrij besteedbare kasstroom, met een uitbetaling van 70% van het basissalaris voor prestaties conform doelstellingen en met een maximum uitbetaling van 90%. Het in maart 2005 uit te betalen bedrag zal 90% zijn van het basissalaris. Aangezien deze bonus betrekking heeft op de prestaties in 2004, is dit bedrag opgenomen in het totale beloningsbedrag voor 2004 zoals vermeld op pagina 91.

LONG-TERM INCENTIVE PLAN (LTIP) RAAD VAN BESTUUR

Het nieuwe LTIP voor de leden van de Raad van Bestuur is op 21 april 2004 door de Algemene Vergadering van Aandeelhouders goedgekeurd. Met de implementatie van het LTIP worden organisatie en management afgestemd op strategische doelstellingen en wordt het creeëren van aandeelhouderswaarde beloond. Het plan kent prestatieaandelen. Aan het begin van iedere periode van drie jaar vindt een voorwaardelijke toekenning van aandelen plaats. Het aantal aandelen dat na afloop van deze periode daadwerkelijk aan de leden van de Raad van Bestuur wordt toegekend, hangt volledig af van het behalen van vooraf vastgestelde prestatiecriteria.

PRESTATIECRITERIA

De toekenning van aandelen geschiedt op basis van de ontwikkeling van het totaal rendement voor aandeelhouders (Total Shareholder Return, hierna: TSR) van Wolters Kluwer ten opzichte van een groep van 15 ondernemingen in de sector. Onder TSR wordt verstaan de stijging van de aandelenkoers over een periode van drie jaar, inclusief herbelegd dividend. De groep van ondernemingen in de sector is als volgt samengesteld: Arnoldo Mondadori, Dow Jones & Company, Emap, Grupo PRISA, John Wiley & Sons, Knight Ridder, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, United Business Media en VNU.

In deze groep zijn de mediabedrijven vertegenwoordigd die zijn opgenomen in de Morgan Stanley Capital Index (MSCI), de door media-analisten meest gebruikte index. De Raad van Bestuur kan aan het einde van de termijn van drie jaar 0-150% van het aantal voorwaardelijk toegekende aandelen verdienen, afhankelijk van de gerealiseerde verbetering van het TSR ten opzichte van de groep van ondernemingen in de sector. Ingevolge het plan voor de eerste periode van drie jaar ontvangt de Raad van Bestuur 100% van de voorwaardelijk toegekende aandelen indien de TSR na deze periode dusdanig verbeterd is dat Wolters Kluwer naar het tweede kwartiel is opgeklommen (vijfde t/m achtste plaats). Het aantal voorwaardelijk aan de Raad van Bestuur toe te kennen aandelen wordt vastgesteld aan de hand van vergelijkbare marktinformatie van Nederlandse, Europese en Amerikaanse ondernemingen. Het exacte aantal voorwaardelijk toegekende aandelen voor de periode 2004-2006 staat vermeld op pagina 91 van dit jaarverslag. Of al dan niet aan de prestatiecriteria is voldaan, wordt aan het einde van de termijn objectief vastgesteld door de accountant van de Vennootschap of door een onafhankelijke, door de Raad van Commissarissen aan te wijzen deskundige.

BEZOLDIGING SENIOR MANAGEMENT

De beloning voor senior managers bestaat uit een basissalaris, een STIP en een LTIP. Het STIP voor het senior management is gebaseerd op het behalen van specifieke, objectieve doelstellingen die gerelateerd zijn aan waardecreatie voor de aandeelhouder, zoals omzetgroei en kasstroom. De doelstellingen voor het LTIP van senior management zijn dezelfde als die voor de leden van de Raad van Bestuur.

Amsterdam, 1 maart 2005

Selectie- en Remuneratiecommissie

Verslag van de Stichting Administratiekantoor Wolters Kluwer

ACTIVITEITEN

In 2004 heeft het bestuur van de stichting drie keer vergaderd. Daarnaast was het bestuur aanwezig in de Algemene Vergadering van Aandeelhouders. De algemene gang van zaken bij Wolters Kluwer en de jaarcijfers 2003 en de half jaarcijfers 2004 werden besproken met vertegenwoordigers van de Raad van Bestuur. Meer in het bijzonder werd onder meer aandacht besteed aan de uitvoering van de strategie, acquisities, de International Financial Reporting Standards en de prestaties van de Divisies. Hierdoor heeft het bestuur van het Administratiekantoor zich een goed beeld van de ontwikkelingen bij de vennootschap kunnen vormen. Alle aan het Administratiekantoor verschafte informatie was ten tijde van verstrekking publiekelijk bekend. Eén van de vergaderingen was geheel gewijd aan de Corporate Governance Code. Het onderwerp corporate governance kwam ook ter sprake tijdens de andere vergaderingen. Met betrekking tot corporate governance en de wijziging van de statuten en administratievoorwaarden van de stichting werd het bestuur geadviseerd door Mr. G.W.Ch. Visser (notaris).

Voorafgaand aan de Algemene Vergadering van Aandeelhouders in 2004 heeft het bestuur van de stichting de agenda voor deze vergadering besproken. Daarbij heeft het bestuur het voorstel om het bezoldigingsbeleid en het Long-Term Incentive Plan voor de Raad van Bestuur vast te stellen, respectievelijk goed te keuren, grondig bestudeerd. Bovendien hebben vertegenwoordigers van de Raad van Bestuur een groot aantal vragen van het bestuur van de stichting beantwoord. Met inachtneming van de vooraf ontvangen (publiekelijk bekende) informatie en de tijdens de Algemene Vergadering van Aandeelhouders gevoerde discussies, heeft het bestuur van de stichting na zorgvuldige afweging besloten alle voorstellen te steunen. Het bestuur van de stichting vertegenwoordigde 97,7% van het ter vergadering aanwezige stemgerechtigde kapitaal.

CORPORATE GOVERNANCE

Het bestuur van de stichting heeft uitgebreid (mondeling en schriftelijk) overleg gevoerd over de nieuwe Corporate Governance Code. Het bestuur onderschrijft het principe dat certificering van aandelen een middel is om te voorkomen dat door absenteïsme ter Algemene Vergadering van Aandeelhouders een (toevallige) minderheid van aandeelhouders de besluitvorming naar haar hand zet. De administratievoorwaarden en statuten van de stichting zijn gewijzigd op 13 januari 2005, teneinde deze in lijn met de Corporate Governance Code te brengen. Alle certificaathouders kunnen hun certificaten onder alle omstandigheden onbeperkt omwisselen in gewone aandelen en hebben onder alle omstandigheden het recht om te stemmen tijdens aandeelhoudersvergaderingen. De certificering is daarom geen bescherming tegen onvriendelijke overnames. In dit verband wenst het bestuur te benadrukken dat hoewel de wet de mogelijkheid biedt om bij dreiging van een onvriendelijke overname certificering te gebruiken als beschermingsconstructie (door certificaathouders in een dergelijke situatie het recht te ontnemen om te stemmen), uit de administratievoorwaarden uitdrukkelijk volgt dat bij Wolters Kluwer van deze wettelijke mogelijkheid geen gebruik kan worden gemaakt. Ook in geval van (dreiging van) een onvriendelijke overname zullen alle certificaathouders onbeperkt hun stem kunnen uitbrengen. Bovendien zal het tijdens de Algemene Vergadering van Aandeelhouders op 14 april 2005 voor het eerst mogelijk zijn voor certificaathouders om derden een volmacht te geven namens hen te stemmen. Het bestuur van de stichting wil zoveel mogelijk bevorderen dat certificaathouders gebruik maken van de mogelijkheid om te stemmen en is voorstander van het zoveel mogelijk vereenvoudigen van de procedures. In dit verband wordt opgemerkt dat de vennootschap al enige jaren een registratiedatum hanteert. In lijn met de Corporate Governance Code, bepalen de nieuwe statuten van de stichting dat het Administratiekantoor zich bij de uitoefening van zijn stemrechten primair richt naar het belang van de certificaathouders, rekening houdend met het belang van de vennootschap en de met haar verbonden onderneming. Volgens de oude statuten werden twee van de vijf bestuursleden benoemd door de vennootschap. Het bestuur van de stichting heeft deze bepaling in lijn met de Corporate Governance Code aldus gewijzigd dat alle bestuurders door het bestuur zelf benoemd dienen te worden en dat alle bestuurders onafhankelijk van de vennootschap dienen te zijn. Conform de Corporate Governance Code heeft het bestuur van de stichting een vergadering van certificaathouders bijeengeroepen, die gehouden is op 1 februari 2005.

Op de vergadering was slechts 4,8% van het totaal gecertificeerde kapitaal aanwezig. Tijdens deze bijeenkomst werd het onderwerp corporate governance besproken.
Een grote meerderheid van het ter vergadering aanwezige kapitaal gaf aan vertrouwen in het bestuur van de stichting te hebben. Voorafgaand aan de vergadering heeft het bestuur een notitie opgesteld voor de certificaathouders, waarin werd aangegeven hoe het bestuur met de bepalingen inzake certificering uit de Corporate Governance Code zal omgaan. Deze notitie, alsmede de notulen van de certificaathouders-vergadering, kunnen gevonden worden op de website van de vennootschap.
De vennootschap voorziet het bestuur van de stichting regelmatig van relevante informatie. De vennootschap zal echter geen informatie aan de stichting verstrekken die niet algemeen bekend is.
In lijn met de Corporate Governance Code zal het bestuur jaarlijks een verslag publiceren dat op de website van de vennootschap zal worden geplaatst.
Ook de administratievoorwaarden, de statuten van de stichting, informatie over de bestuursleden en het rooster van aftreden zijn via de website te raadplegen.
De jaarlijkse beloning van de bestuursleden is vastgesteld op €9.000 voor de voorzitter en €7.000 voor de overige leden. Indien de bestuursleden in een jaar meer dan drie vergaderingen bijwonen, zal de voorzitter €1.300 per extra vergadering ontvangen en de overige bestuursleden €1.000.
Overige kosten met betrekking tot het Administratiekantoor bestonden in 2004 uit administratiekosten (€65.120), verzekeringskosten (€2.675) en de kosten voor de accountant (€3.500).

SAMENSTELLING VAN HET BESTUUR

In 2004 trad de heer L. Traas af aangezien de Corporate Governance Code voorschrijft dat bestuursleden maximaal drie termijnen van vier jaar zitting kunnen hebben in het bestuur van een administratiekantoor. De heer S.D. de Bree heeft de heer Traas opgevolgd als voorzitter van het bestuur. Het bestuur heeft de heer J.F. Th. Vugts benoemd als nieuw bestuurslid.
Het bestuur heeft het voornemen de heer H. Bolt als bestuurslid te herbenoemen tijdens de vergadering van het Administratiekantoor die gehouden zal worden op 6 april 2005. Conform de statuten van de stichting is een advertentie geplaatst in twee nationaal verspreide dagbladen en in de Officiële Prijscourant van Euronext Amsterdam nv, waarin de intentie om de heer Bolt te herbenoemen werd aangekondigd en waarin de houders van certificaten de mogelijkheid werd geboden schriftelijk andere personen voor te dragen.

De bestuursleden hebben de volgende functies (met inbegrip van de meest recente voormalige hoofdfunctie):

De heer S.D. de Bree: Voormalig Voorzitter Raad van Bestuur DSM nv, Voorzitter Raad van Commissarissen Stork nv, lid Raad van Commissarissen Siemens Nederland nv, Bestuurder Entergy Corporation, Voorzitter Stichting Preferente Aandelen Philips nv en Stichting Administratie-kantoor van Aandelen Koninklijke Grolsch.

De heer H. Bolt: Voormalig lid Raad van Bestuur van CSM nv, Voorzitter Raad van Commissarissen Aegon Nederland nv en Vice Voorzitter Raad van Commissarissen Schuitema nv.

De heer S.C.J.J. Kortmann: Hoogleraar burgerlijk recht, Radboud Universiteit Nijmegen, Voorzitter bestuur Onderzoekcentrum Onderneming en Recht van deze universiteit, Raadsheer-plaatsvervanger in de Gerechts-hoven te 's-Hertogenbosch en Arnhem, lid Raad van Commissarissen van SNS Reaal Groep nv, Kropman bv en Dela Coöperatie, Bestuursvoorzitter Stichting Administratie-kantoor Preferente Aandelen Randstad Holding nv en Stichting Preferente Aandelen Fugro, bestuurder Stichting Continuïteit ING nv, Stichting Administratiekantoor van Aandelen Koninklijke Grolsch, Stichting Administratie-kantoor SNS REAAL Groep nv, Stichting Preferente Aandelen Koninklijke Nedlloyd Groep en Stichting Preferente Aandelen DSM, alsmede Voorzitter of bestuurder van enige stichtingen die zich richten op de opleiding van juristen.

De heer A.H.J. Risseeuw: Voormalig Voorzitter Raad van Bestuur Getronics nv, Voorzitter Raad van Commissarissen KPN nv, Intergamma bv, Samas-Groep nv en Groeneveld bv, lid Raad van Commissarissen Heineken nv en Blokker Holding bv, lid Raad van Toezicht TNO Delft, bestuurder Administratiekantoor ING nv en Stichting Administratie-kantoor Preferente Aandelen Randstad Holding nv, lid Raad van Advies Deloitte & Touche.

De heer J.F.Th. Vugts: Voormalig Voorzitter Raad van Bestuur SNS REAAL Groep nv, Voorzitter Raad van Commissarissen Alewijnse Holding bv, DKZET Offsetrotatie bv en MercaChem bv, lid Raad van Commissarissen Van Grinsven Drukkers bv en Tennet bv, lid bestuur Stichting Katholieke Universiteit Nijmegen.

CERTIFICATEN VAN AANDEEL

In 2004 verliepen uitgifte en royement van certificaten als volgt:

Per 31 december 2003 in administratie	**282.717.094**
Uitgifte in verband met stockdividend	**5.397.251**
Uitgifte tegen gewone aandelen	**625.126**
Royement	-
Per 31 december 2004 in administratie	**288.739.471**

Per balansdatum was 97% van het geplaatste gewone aandelenkapitaal gecertificeerd.

Amsterdam, 1 maart 2005

Bestuur van de Stichting Administratiekantoor
Wolters Kluwer
S.D. de Bree, *voorzitter*
H. Bolt, *plaatsvervangend voorzitter/ plaatsvervangend secretaris*
S.C.J.J. Kortmann, *secretaris*
A.H.J. Risseeuw
J.F.Th. Vugts

VERKLARING

De Raad van Bestuur van Wolters Kluwer nv en het bestuur van de Stichting Administratiekantoor Wolters Kluwer verklaren hiermede dat naar hun gezamenlijk oordeel is voldaan aan de ten aanzien van de onafhankelijkheid van bestuurders gestelde eisen als bedoeld in Bijlage X bij het Fondsenreglement van Euronext Amsterdam nv.

Amsterdam, 1 maart 2005

Raad van Bestuur
Bestuur van de Stichting Administratiekantoor
Wolters Kluwer

Contactgegevens:
Bestuur van de Stichting Administratiekantoor
Wolters Kluwer
p/a Apollolaan 153
Postbus 75248
1070 AE Amsterdam
Nederland
e-mail: trustoffice@wolterskluwer.com

content *in* context

Grotere interactiviteit in het klaslokaal

Naam
Sam Thompson
Positie
Sectiehoofd Wiskunde
Bedrijf
Acklam Grange School
Locatie
Verenigd Koninkrijk

EXP Maths

Acklam Grange is sinds 2003 gespecialiseerd in wiskunde- en computeronderwijs. Het Sectiehoofd Wiskunde, Sam Tompson, vertelt, 'We hebben *EXP Maths* van Nelson Thornes vanaf het begin gebruikt en dit doen we nog steeds. Ondanks het feit dat er veel alternatieve producten voorbij zijn gekomen, blijft de prijs-kwaliteitsverhouding van *EXP* uitstekend.'

EXP Maths is ontwikkeld in samenwerking met de Engelse Keele University als onderdeel van een belangrijk onderzoeksproject naar het gebruik van het interactieve schoolbord in het wiskundeonderwijs; dit programma is uitvoerig getest op scholen. Aldus mevrouw Thomson, '*EXP* heeft wiskunde tot leven gebracht. Het heeft onze manier van lesgeven veranderd en de leerlingen nemen nu veel actiever deel aan de lessen.

"Nelson Thornes' *EXP Maths* heeft onze manier van lesgeven veranderd"

Zij vinden het geweldig om naar voren te komen in de klas en EXP op het interactieve schoolbord te gebruiken. Een van onze leerlingen vatte het onlangs als volgt samen, "Wiskundelessen zijn nu echt interessant en we vinden het echt leuk." *EXP Maths* heeft de motivatie in de klas absoluut verbeterd en blijft een belangrijke rol spelen in het verhogen van de resultaten.'

Verslag van de Stichting Preferente Aandelen Wolters Kluwer

ACTIVITEITEN

In 2004 heeft het bestuur van de stichting twee maal vergaderd. Tijdens deze vergaderingen kwamen onder meer de jaarcijfers 2003, de resultaten over het derde kwartaal van 2004 en de algemene gang van zaken bij Wolters Kluwer aan de orde. Verder besprak het bestuur van de stichting de algemene ontwikkelingen met betrekking tot corporate governance en de implementatie van de Corporate Governance Code bij Wolters Kluwer. De stichting verwierf geen preferente aandelen in het verslagjaar.

UITOEFENING OPTIE

De optie op preferente aandelen is thans nog de enige constructie bij Wolters Kluwer die beschouwd kan worden als bescherming tegen onvriendelijke overnames. De stichting mag de optie zodanig uitoefenen dat het aantal genomen preferente aandelen maximaal gelijk is aan 100% van het aantal geplaatste gewone aandelen op het moment van uitoefening. Uitoefening van de optie geeft de Raad van Bestuur de mogelijkheid om voorstellen grondig te bestuderen en deze te vergelijken met alternatieven.

SAMENSTELLING VAN HET BESTUUR

In 2004 trad de heer H.G. Bouwman af volgens rooster. Hij werd herbenoemd. Het bestuur bestaat geheel uit niet met Wolters Kluwer verbonden personen als bedoeld in Bijlage X bij het Fondsenreglement van Euronext Amsterdam nv.

Amsterdam, 1 maart 2005

Bestuur van de Stichting Preferente Aandelen Wolters Kluwer
J.C.T. van der Wielen, *voorzitter*
S. Bergsma
R.W.J.M. Bonnier
H.G. Bouwman
E.J.J.C. van Groeningen

VERKLARING

De Raad van Bestuur van Wolters Kluwer nv en het bestuur van de Stichting Preferente Aandelen Wolters Kluwer verklaren hiermede dat naar hun gezamenlijke oordeel is voldaan aan de ten aanzien van de onafhankelijkheid van de bestuurders gestelde eisen als bedoeld in Bijlage X bij het Fondsenreglement van Euronext Amsterdam nv.

Amsterdam, 1 maart 2005

Raad van Bestuur
Bestuur van de Stichting Preferente Aandelen Wolters Kluwer

Verslag van de Trustee

1% converteerbare niet-achtergestelde obligatielening 2001 verschuldigd per 2006 oorspronkelijk groot €700 miljoen ten laste van Wolters Kluwer nv

Ter voldoening aan het bepaalde in III, artikel 2 van de op 30 november 2001 voor Mr. C.J. Groffen, praktijkhoudend te Amsterdam, verleden trustakte, brengen wij onderstaand verslag uit.
Tenzij eerder ingekocht, afgelost of geconverteerd conform het bepaalde in de trustakte zullen de obligaties tegen 107,88% worden afgelost op 30 november 2006. De obligaties zijn tot en met 16 november 2006 converteerbaar in certificaten van gewone aandelen Wolters Kluwer nv met een nominale waarde van €0,12 tegen een conversiekoers die thans €31 bedraagt. Gedurende het verslagjaar is voor een nominaal bedrag van €67.905.000 obligaties door de vennootschap ingekocht. Per 31 december 2004 bedroeg het uitstaande bedrag van de lening €422.128.000.
Ter voldoening aan het bepaalde in I, artikel 9 van de trustakte zijn ten name van de Trustee zoveel certificaten van aandelen gedeponeerd als nodig is om volledige conversie van alle uitstaande obligaties mogelijk te maken.

Wolters Kluwer nv is bevoegd de lening geheel vervroegd af te lossen:

1. op voorwaarde dat in een aaneengesloten periode van 30 beursdagen de slotkoers van de certificaten van aandelen Wolters Kluwer nv op Euronext Amsterdam op 20 beursdagen tenminste 130% van de dan geldende conversiekoers heeft bedragen;
2. indien tenminste 85% van de lening is geconverteerd of ingekocht.

In het geval van een 'Change of Control' als bedoeld in I, artikel 4.g, 5.c en 17 van de trustakte zullen obligatiehouders in de gelegenheid worden gesteld hun obligaties vervroegd af te (laten) lossen per de door Wolters Kluwer nv alsdan vastgestelde datum, tegen een gefixeerd bedrag per obligatie dat wordt vastgesteld conform I, artikel 5 van de trustakte, met rente tot die datum.

Amsterdam, 1 maart 2005

N.V. Algemeen Nederlands Trustkantoor ANT
L.J.J.M. Lutz, *Algemeen directeur*

Informatie voor aandeelhouders

AANDELENKAPITAAL

De gewone aandelen hebben een nominale waarde van €0,12. Het aantal uitstaande gewone aandelen bedroeg 297.673.617 per 31 december 2004 (2003: 292.051.797). Het gewogen gemiddelde aantal verwaterde gewone aandelen ter berekening van de verwaterde winst per aandeel bedroeg 310,1 miljoen (2003: 309,3 miljoen). *Out of the money* aandelenopties zijn hierin niet begrepen. Indien met deze aandelenopties wel rekening wordt gehouden, komt het totale gewogen gemiddelde aantal verwaterde aandelen uit op 318,9 miljoen (2003: 318,7 miljoen).

MARKTKAPITALISATIE PER 31 DECEMBER 2004

Op basis van de uitstaande gewone aandelen: €4,4 miljard (2003: €3,6 miljard).

BEURSNOTERINGEN

Amsterdam (Euronext Amsterdam: WLSNC.AS, fondscode 39588, ISIN-code NL0000395887) en Frankfurt: certificaten van gewone aandelen Wolters Kluwer. Verenigde Staten (*over-the-counter*, WTKWY, CUSIP No . 977874 20 5): *American Depositary Receipts*.

ADMINISTRATIEKANTOOR ADR'S

Morgan Guaranty Trust Company
60 Wall Street, New York, NY 10260, United States

OVERIGE EFFECTEN WOLTERS KLUWER

Wolters Kluwer obligaties genoteerd in Amsterdam:

- 6,250% achtergestelde obligaties, 1997/2007, NLG 500 miljoen (€226 miljoen) uitgegeven en uitstaand (ISIN-code XS0076781425)
- 5,250% obligaties, 1998/2008, NLG 500 miljoen (€227 miljoen) (ISIN-code NL0000121911)
- 5,125% achtergestelde obligaties, 1998/2005, NLG 400 miljoen (€182 miljoen) uitgegeven en uitstaand (ISIN-code XS0092962710)
- 6,875% perpetuele cumulatieve achtergestelde obligaties 2001 €225 miljoen uitgegeven en uitstaand (ISIN-code NL0000119105)

Wolters Kluwer converteerbare obligaties genoteerd in Amsterdam:

- 1,000% converteerbare niet-achtergestelde obligaties, 2001/2006, €700 miljoen uitgegeven; €422 miljoen uitstaand (ISIN NL0000119634)

Wolters Kluwer obligaties genoteerd in Amsterdam en Luxemburg:

- 5,500% obligaties, 1999/2006, €750 miljoen uitgegeven; €214 miljoen uitstaand (ISIN-code XS0101766110)
- 6,125% obligaties, 2000/2005, €550 miljoen uitgegeven; €170 miljoen uitstaand (ISIN-code XS0121316235)
- 5,125% obligaties, 2003/2014, €700 miljoen uitgegeven en uitstaand (ISIN-code XS0181273342)

GEOGRAFISCHE SPREIDING VAN AANDEELHOUDERS

De meerderheid van de aandelen Wolters Kluwer (75%) is in handen van institutionele beleggers. Met ruim 500 institutionele beleggers in 25 landen is het aandelenbezit sterk internationaal gespreid. Gezamenlijke beleggers in Noord-Amerika hadden in 2004 een belang in de vennootschap van 40% (2003: 35%), tegen een belang van 58% van Europese beleggers (2003: 62%). De onderstaande tabel geeft bij benadering de geografische spreiding van de aandeelhouders aan per 31 december 2004, vergeleken met het voorafgaande jaar.

AANDEELHOUDERS IN %	2004	2003
Noord-Amerika	**40**	35
Nederland	**20**	24
Verenigd Koninkrijk	**28**	24
België/Luxemburg	**1**	2
Zwitserland	**2**	2
Frankrijk	**4**	3
Scandinavië	**-**	1
Duitsland	**2**	3
Overige	**3**	6
TOTAAL	**100**	**100**

KAPITAALBELANGEN GROTER DAN 5%

Volgens de definitie in de Wet Melding Zeggenschap (WMZ):

- Internationale Nederlanden Groep nv: 9,4%, melding d.d. 28 februari 1992.

Partners in groei

Naam
Bruce Polsky

Positie
Chief Executive Officer

Bedrijf
AAN Press, The American Academy of Neurology

Locatie
Verenigde Staten


AMERICAN ACADEMY OF NEUROLOGY

NEUROLOGY TODAY

LEVODOPA: IS IT NEUROTOXIC, NEUROPROTECTIVE – OR NONE OF THE ABOVE?

DEEP BRAIN STIMULATION: EXPERTS DEBATE RELATED NEUROPSYCHOLOGICAL RISKS

ALZHEIMER VACCINE: DOWN BUT NOT OUT

highlights: NEUROLOGY TODAY

PRESS

'De lancering van *Neurology Now*, ons nieuwe tijdschrift voor neurologische patiënten, zou niet mogelijk zijn zonder de operationele en financiële steun van Wolters Kluwer bedrijf Lippincott Williams & Wilkins', zegt de Chief Executive Officer van de American Academy for Neurology Press, Bruce Polsky. 'Uitgeverijervaring en de bereidheid te investeren in groei in de gezondheidsmarkt zijn doorslaggevende elementen die Wolters Kluwer in ons partnerschap inbrengt. Combineer dit met het intellectuele eigendom van de Academy en de loyaliteit van haar leden, dan zijn we ervan overtuigd dat deze uitgave, het eerste breed georiënteerde tijdschrift voor neurologie, zelfs het geweldige succes van onze laatste gezamenlijke uitgave, *Neurology Today*, achter zich zal laten.'

'Een van de dingen die neurologie zo boeiend maakt', zo vervolgt de heer Polsky, 'is het feit dat ongeveer één op de zes Amerikanen wel één of andere neurologische aandoening heeft, of dat nu gaat om Alzheimer, epilepsie, multiple sclerose of migraine. In de Verenigde Staten alleen al hebben zo'n 50 miljoen mensen een neurologische aandoening.'

'In het verleden was neurologie een gebied waar een neuroloog weliswaar een diagnose kon vaststellen maar verder niet zo veel aan de – vaak chronische en slopende - ziekte zelf kon doen. Het verschil met nu is dat er dankzij een aantal medische vorderingen, behandelingen mogelijk zijn die er ofwel toe bijdragen dat de ziekte minder progressief verloopt ofwel de ziekte een stuk dragelijker maken. Gezien de snelheid van vorderingen en de werkzaamheid van een aantal nieuwe behandelingen, vonden we dat de tijd rijp was om een patiëntentijdschrift te lanceren.'

Met bijna 19.000 leden in totaal, waarvan 4.500 in het buitenland, is de non-profitorganisatie American Academy of Neurology de grootste organisatie van neurologen ter wereld. Missies van de Academy zijn o.a. het verder ontwikkelen en bieden van educatie aan artsen, het bevorderen van geldinzameling voor onderzoek, de onderzoeksresultaten vervolgens verspreiden en het definiëren van op bewijzen gebaseerde praktijkrichtlijnen voor neurologie. Centraal aan al deze initiatieven staat het uiteindelijke doel de kwaliteit van leven voor patiënten en hun zorgverleners te verbeteren.

"In de Verenigde Staten alleen al hebben zo'n 50 miljoen mensen een neurologische aandoening"

'We zijn ervan overtuigd dat Wolters Kluwer garant staat voor een krachtige en duurzame samenwerking met de Academy', zegt de heer Polsky. Met vijfentwintig jaar ervaring in de uitgeversbranche, verkeert hij in een ideale positie om de diensten die Wolters Kluwer biedt te kunnen evalueren. 'Ze kennen een vernieuwde esprit de corps en zijn eensgezind gericht op het implementeren van strategische initiatieven die wezenlijk bijdragen aan de groei van onze partnerschap.'

Neurology Now zal vanaf april 2005 zowel gedrukt als online per kwartaal gepubliceerd worden. De onlineversie zal vrij toegankelijk zijn om zoveel mogelijk patiënten en zorgverleners te kunnen bereiken – een gebruikelijke praktijk bij de Academy, legt de heer Polsky uit, 'Het fundament van de missie van de Academy is het welzijn van patiënten en zorgverleners. Wij zijn van mening dat het gratis aanbieden van *Neurology Now* aan het publiek een ideale manier is om deze missie te bevorderen.'





Jaarrekening 2004



Geconsolideerde winst- en verliesrekening

€ MILJOEN	2004		2003	
Netto omzet (Noot 2)		**3.261**		3.436
Kostprijs van de omzet		**1.243**		1.354
BRUTO-OMZETRESULTAAT		**2.018**		2.082
Verkoopkosten	**532**		523	
Algemene beheerskosten				
- Algemene operationele kosten (Noot 5)	**965**		949	
- Amortisatie goodwill en uitgaverechten (Noot 6)	**238**		423	
- Bijzondere herstructureringslast (Noot 7)	**44**		96	
Som der bedrijfslasten		**1.779**		1.991
BEDRIJFSRESULTAAT		**239**		91
Resultaat desinvesteringen (Noot 3/8)		**71**		23
Opbrengst van effecten (Noot 9)		**6**		-
Rentebaten		**14**		33
Rentelasten		**(111)**		(147)
RESULTAAT VOOR BELASTINGEN		**219**		0
Belastingen (Noot 10)		**(85)**		(64)
Aandeel in winst/(verlies) van ondernemingen waarin wordt deelgenomen (Noot 14)		**1**		(3)
RESULTAAT NA BELASTINGEN		**135**		(67)
Aandeel derden (Noot 11)		**-**		(2)
NETTORESULTAAT		**135**		**(69)**
Winst per aandeel (€)		**0,46**		(0,24)
Verwaterde winst per aandeel (€)		**0,46**		(0,24)

Alle bedragen in deze jaarrekening luiden in miljoenen euro's, tenzij anders vermeld.

Geconsolideerde balans

VOOR WINSTBESTEMMING

€ MILJOEN PER 31 DECEMBER	2004		2003	
VASTE ACTIVA				
Immateriële vaste activa (Noot 12)	**2.639**		3.042	
Materiële vaste activa (Noot 13)	**208**		243	
Financiële vaste activa (Noot 14)	**97**		14	
TOTAAL VASTE ACTIVA		**2.944**		3.299
VLOTTENDE ACTIVA				
Voorraden (Noot 15)	**134**		146	
Vorderingen (Noot 16)	**1.031**		1.195	
Liquide middelen (Noot 17)	**687**		404	
TOTAAL VLOTTENDE ACTIVA	**1.852**		1.745	
KORTLOPENDE SCHULDEN				
Leveringsverplichtingen	**586**		617	
Handelscrediteuren	**318**		268	
Overige kortlopende schulden (Noot 18)	**800**		468	
TOTAAL KORTLOPENDE SCHULDEN	**1.704**		1.353	
WERKKAPITAAL		**148**		392
WERKZAAM VERMOGEN		**3.092**		3.691

€ MILJOEN PER 31 DECEMBER	2004		2003	
LANGLOPENDE SCHULDEN (Noot 19)				
Achtergestelde obligaties	**227**		410	
Obligaties	**1.142**		1.312	
Converteerbare obligaties	**422**		490	
Perpetuele cumulatieve achtergestelde obligaties	**225**		225	
Schulden aan kredietinstellingen	**77**		84	
TOTAAL LANGLOPENDE SCHULDEN		**2.093**		2.521
VOORZIENINGEN (Noot 20)		**218**		306
GROEPSVERMOGEN				
Geplaatst aandelenkapitaal	**36**		35	
Agioreserve	**91**		92	
Reserve niet-uitkeerbare omrekeningsverschillen	**(148)**		-	
Overige reserves	**661**		803	
Onverdeeld nettoresultaat	**135**		(69)	
EIGEN VERMOGEN (Noot 21)		**775**		861
Aandeel derden (Noot 11)		**6**		3
TOTAAL GROEPSVERMOGEN		**781**		864
TOTAAL FINANCIERING		**3.092**		3.691

Geconsolideerd kasstroomoverzicht

€ MILJOEN	2004		2003	
Bedrijfsresultaat	**239**		91	
Afschrijvingen	**103**		112	
Amortisatie goodwill en uitgaverechten	**238**		423	
Bijzondere herstructureringslast	**44**		96	
Autonome mutaties in werkkapitaal	**107**		34	
KASSTROOM UIT BEDRIJFSOPERATIES		**731**		756
Betaalde financieringskosten	**(62)**		(134)	
Betaalde vennootschapsbelasting	**(83)**		(106)	
Aanwending van reorganisatievoorzieningen	**(55)**		(24)	
Overige	**3**		8	
		(197)		(256)
KASSTROOM UIT OPERATIONELE ACTIVITEITEN		**534**		500
Netto-investeringen in vaste activa	**(73)**		(92)	
Aanwending van acquisitievoorzieningen	**(5)**		(15)	
Acquisitiebestedingen	**(56)**		(97)	
Ontvangsten uit desinvesteringen	**(5)**		500	
KASSTROOM UIT INVESTERINGSACTIVITEITEN		**(139)**		296
KASSTROOMOVERSCHOT		**395**		796
Kasstroom uit derivaten	**35**		23	
Mutaties langlopende leningen	**(418)**		(432)	
Mutaties kortlopende leningen	**353**		(184)	
Dividenduitkeringen	**(83)**		(75)	
Dividend op eigen aandelen	**2**		2	
Ingekochte aandelen	**-**		(10)	
KASSTROOM UIT FINANCIERINGSACTIVITEITEN		**(111)**		(676)
NETTO KASSTROOM		**284**		120
Liquide middelen per 1 januari	**404**		293	
Koersverschillen liquide middelen	**(1)**		(9)	
		403		284
LIQUIDE MIDDELEN PER 31 DECEMBER		**687**		404

Samenvatting van belangrijke waarderingsgrondslagen

Stelselwijziging in 2004

Met ingang van 2004 hanteert Wolters Kluwer nv (de Vennootschap) een functionele winst- en verliesrekening. Hiermee zijn de interne- en externe verslaggevingsprocedures van de Vennootschap verder met elkaar in overeenstemming gebracht en kunnen de cijfers ook beter vergeleken worden met de resultaten van branchegenoten. Om diezelfde reden is besloten om af te wijken van het voorgeschreven model F van het Besluit modellen jaarrekening zoals opgenomen in de Richtlijnen voor de Jaarverslaggeving; de bijzondere herstructureringslast wordt als een afzonderlijke post opgenomen. Met ingang van 2004 wordt het aandeel in het resultaat van ondernemingen waarin wordt deelgenomen en aandeel derden niet langer als één post in de winst- en verliesrekening opgenomen. Vanaf 2004 wordt het aandeel derden niet meer als één post in de balans opgenomen, maar opgenomen in de post groepsvermogen. In verband met de opstelling van de balans voor winstbestemming, wordt het nettoresultaat als afzonderlijk onderdeel van de post eigen vermogen opgenomen. Deze stelselwijziging heeft geen gevolgen voor de netto omzet, het nettoresultaat en het eigen vermogen.

Grondslagen voor de consolidatie

In de consolidatie zijn de financiële gegevens opgenomen van Wolters Kluwer nv alsmede van alle groepsmaatschappijen waarin Wolters Kluwer nv financieel en bestuurlijk een beleidsbepalende invloed uitoefent. Joint-ventures worden proportioneel geconsolideerd. Voor zover aan de vrijstellingsvereisten van artikel 403, Boek 2, Titel 9 BW is voldaan, geldt dat de jaarrekeningen van deze dochterondernemingen niet zijn ingericht conform de bepalingen van Boek 2 Titel 9 BW. De operationele resultaten van dochterondernemingen die in de loop van het boekjaar zijn verworven of afgestoten, worden in de geconsolideerde winst- en verliesrekening opgenomen vanaf of tot het moment van overgang van zeggenschap. Wolters Kluwer nv heeft een overzicht van haar dochterondernemingen gedeponeerd bij het Handelsregister in Amsterdam. Ingevolge artikel 402, Boek 2 BW wordt hierbij tevens vermeld dat de winst- en verliesrekening van Wolters Kluwer nv uitsluitend het resultaat deelnemingen na belasting vermeldt, aangezien de gegevens van Wolters Kluwer nv zijn opgenomen in de geconsolideerde jaarrekening.

Gebruik van schattingen

Bij het opmaken van de jaarrekening conform in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving is het management genoodzaakt schattingen te maken en aannames en veronderstellingen te doen die van invloed kunnen zijn op de waardering van (voorwaardelijke) activa en passiva per balansdatum en op de verantwoorde baten en lasten gedurende het verslagjaar. De werkelijke resultaten kunnen afwijken van deze schattingen.

Grondslagen voor de waardering van activa en passiva

ALGEMEEN

Activa en passiva worden opgenomen tegen de historische kostprijs. De hieronder niet genoemde activa en passiva worden gewaardeerd tegen nominale waarde, de activa onder aftrek van noodzakelijk geachte voorzieningen.

VREEMDE VALUTA

Balansposten in vreemde valuta worden omgerekend tegen de geldende wisselkoersen per balansdatum. De uit de omrekening voortvloeiende koersverschillen worden in de winst- en verliesrekening verantwoord. Transacties in vreemde valuta zijn verwerkt tegen de geldende wisselkoersen per transactiedatum. De activa en passiva van de geconsolideerde buitenlandse dochterondernemingen, de op de financiering van deze dochterondernemingen betrekking hebbende langlopende leningen in vreemde valuta en daarmee samenhangende financiële instrumenten worden per balansdatum omgerekend tegen de geldende wisselkoersen. De uit de omrekening voortvloeiende koersverschillen worden ten gunste of ten laste van het eigen vermogen gebracht. De resultaten van geconsolideerde buitenlandse dochterondernemingen worden omgerekend tegen de gemiddelde koers over het boekjaar. De verschillen voortvloeiend uit de omrekening tegen gemiddelde en eindejaarskoersen worden ten gunste of ten laste van het eigen vermogen gebracht.
De belangrijkste omrekenkoersen ten opzichte van de euro waren als volgt:

1 EURO =	2004	2003	2004	2003
	koers per 31 december		gemiddelde koers	
USD	**1,36**	1,26	**1,24**	1,13
GBP	**0,71**	0,71	**0,68**	0,69

IMMATERIËLE VASTE ACTIVA

Goodwill

Onder goodwill wordt verstaan het verschil tussen de verkrijgingsprijs van een onderneming en de reële waarde van de overgenomen identificeerbare activa minus de overgenomen identificeerbare passiva, waarbij rekening wordt gehouden met belastinglatenties voor zover deze als realiseerbaar worden beschouwd. Tot deze activa worden mede gerekend de nog niet eerder bij die verworven onderneming geactiveerde uitgaverechten en overige immateriële vaste activa. Onder de passiva zijn mede begrepen de noodzakelijk geachte voorzieningen voor reorganisaties en herstructureringen.

Vanaf 1 januari 1996 wordt goodwill geactiveerd en lineair geamortiseerd over de geschatte economische levensduur van de verworven activiteiten. De geschatte economische levensduur wordt geacht ten hoogste 20 jaar te bedragen, tenzij er dwingende redenen zijn om van dit maximum af te wijken. Periodiek vindt een herbeoordeling plaats van de boekwaarde van goodwill op basis van de gerealiseerde opbrengsten en de verwachte toekomstige kasstromen. Indien en voor zover sprake is van een duurzame vermindering van de waarde van goodwill, wordt deze als bijzondere waardevermindering ten laste van het resultaat gebracht.

Uitgaverechten

Van derden verworven uitgaverechten, waaronder begrepen abonnementenbestanden en databanken, worden gewaardeerd tegen kostprijs of lagere marktwaarde, onder gebruikmaking van de volgende methoden:

- de waarde van de uitgaverechten wordt bepaald op grond van de contante waarde van de verwachte kasstromen. De gebruikte percentages variëren naar gelang het marktaandeel van de betreffende uitgaverechten en de winstgevendheid daarvan;
- de waarde van abonnementenbestanden wordt bepaald op grond van de contante waarde van de verwachte kasstromen over een reeks van jaren, waarbij rekening wordt gehouden met een aftrek voor de beloning van andere productiefactoren, inclusief royalties;
- de waarde van de uitgaverechten en de abonnementenbestanden wordt vastgesteld op basis van een schatting van de kosten van vervanging of reproductie van het actief.

De aldus gewaardeerde, van derden verworven uitgaverechten worden opgenomen na aftrek van belastinglatenties.

Vanaf 1 januari 2001 worden uitgaverechten geamortiseerd over de geschatte economische levensduur, die geacht wordt ten hoogste 20 jaar te bedragen, tenzij er dwingende redenen zijn om van dit maximum af te wijken. Indien en voor zover sprake is van een duurzame vermindering van de waarde van uitgaverechten, wordt deze als bijzondere waardevermindering ten laste van het resultaat gebracht.

Overige immateriële vaste activa

Overige immateriële vaste activa betreffen licentievergoedingen, abonneebestanden, informatiesystemen (voor intern gebruik) en af te schrijven uitgaverechten die tegen aanschafwaarde worden opgenomen onder aftrek van afschrijvingen. Indien en voor zover sprake is van een duurzame vermindering van de waarde van de overige immateriële activa, wordt deze als afschrijving ten laste van het resultaat gebracht.

De kosten van de ontwikkeling van software worden verantwoord zodra zij worden gemaakt totdat de technologische en economische toepasbaarheid daarvan is aangetoond. Afschrijving van geactiveerde software geschiedt lineair over de economische levensduur van de software tot een maximum van vijf jaar.

De amortisatie- en afschrijvingsduur voor goodwill, uitgaverechten en voor overige immateriële vaste activa is als volgt:

Goodwill	**05-20 jaar**
Uitgaverechten	**05-20 jaar**
Overige immateriële vaste activa	**03-05 jaar**

MATERIËLE VASTE ACTIVA

Materiële vaste activa, bestaande uit gebouwen en terreinen, machines en installaties en overige vaste bedrijfsmiddelen zoals kantoorinventaris en vervoermiddelen, worden gewaardeerd tegen aanschafwaardes onder aftrek van cumulatieve afschrijvingen. De afschrijvingsduur is als volgt:

Gebouwen	**20-30 jaar**
Machines en installaties	**05-10 jaar**
Overige vaste bedrijfsmiddelen	**03-10 jaar**

Op terreinen wordt niet afgeschreven.

FINANCIËLE VASTE ACTIVA

Onder financiële vaste activa worden de niet-geconsolideerde deelnemingen verantwoord. Duurzaam aangehouden deelnemingen worden tegen de nettovermogenswaarde gewaardeerd, overeenkomstig de grondslagen van de groep,

voor zover sprake is van invloed van betekenis op het gevoerde beleid bij de betrokken onderneming.
Overige deelnemingen worden gewaardeerd tegen verkrijgingsprijs of lagere marktwaarde.

VOORRADEN

Voorraden worden gewaardeerd tegen kostprijs of lagere directe opbrengstwaarde, onder aftrek van een stelselmatig vastgestelde voorziening voor incourantheid. De kostprijs wordt bepaald op grond van de FIFO-methode (first in, first out). De kostprijs van eigen producten omvat in het algemeen de fabricage- en uitgeverijkosten. Van derden betrokken handelsgoederen worden gewaardeerd tegen de inkoopprijs.

VORDERINGEN

De handelsdebiteuren en overige vorderingen worden gewaardeerd tegen nominale waarde, onder aftrek van noodzakelijk geachte voorzieningen. Tot de vorderingen worden de latente belastingen gerekend, voor zover deze realiseerbaar worden geacht. Belastingvorderingen worden bepaald conform de methodiek die wordt gehanteerd bij de vaststelling van de voorziening voor latente belastingverplichtingen.

FINANCIËLE INSTRUMENTEN

Resultaten op financiële instrumenten worden op dezelfde manier verwerkt als de onderliggende risico's. Agio's en disagio's worden geamortiseerd over de looptijd van het financiële instrument en verwerkt in de rentelasten.

VOORZIENINGEN

Voorzieningen worden gevormd indien de vennootschap als gevolg van een gebeurtenis uit het verleden in rechte afdwingbare of feitelijke verplichtingen heeft, het waarschijnlijk is dat een uitstroom van middelen, met inbegrip van economische voordelen, noodzakelijk is en de omvang van die verplichtingen redelijkerwijs is te schatten.

Latente belastingen

De voorziening voor latente belastingen wordt vastgesteld op basis van de verschillen tussen de bedrijfseconomische en fiscale waardering van de activa en passiva, tegen de geldende belastingtarieven.

Herstructureringen/reorganisaties

De voorziening voor herstructureringen/reorganisaties betreft de kosten van de integratie van bedrijfsactiviteiten en overige omvangrijke veranderingen in de organisatiestructuur. Hierbij wordt rekening gehouden met de kosten van afvloeiingsregelingen en van verlieslatende contracten (b.v. lasten die voortvloeien uit de beëindiging van lease-overeenkomsten en de staking van bepaalde bedrijfsactiviteiten).
De kortlopende verplichtingen met betrekking tot de verwachte uitgaven binnen één jaar worden opgenomen onder overige kortlopende schulden.

Personeelsbeloningen/pensioenen

De vennootschap heeft in verschillende landen voor de meeste werknemers pensioenregelingen ingesteld, die in overeenstemming zijn met de wettelijke verplichtingen, gebruiken en situatie ter plekke in de betreffende landen. Deze pensioenregelingen worden gedeeltelijk in eigen beheer uitgevoerd en zijn gedeeltelijk ondergebracht bij externe partijen, zoals bedrijfspensioenfondsen en verzekeringsmaatschappijen. Tevens verstrekt de vennootschap aan sommige werknemers overige uitkeringen na de pensioendatum. Dit zijn bijvoorbeeld bijdragen in ziektekostenverzekeringen in de Verenigde Staten, waar de werkgever een gedeelte van de verzekeringspremie voor gepensioneerden vergoedt dan wel, ingeval van een niet-verzekerde regeling, de ziektekosten voor zijn rekening neemt onder aftrek van een werknemersbijdrage.
De pensioenverplichtingen ingevolge toegezegdepensioenregelingen worden berekend volgens de projected unit credit-methode. Bij deze methode worden de verschillen tussen de verwachte en de werkelijke opbrengsten van de fondsbeleggingen, alsmede actuariële wijzigingen, slechts in de winst- en verliesrekening verwerkt indien het totaal van deze cumulatieve verschillen en actuariële wijzigingen een bandbreedte overschrijdt van 10% van de grootste van de verplichting van de pensioenregeling of de reële waarde van de betreffende fondsbeleggingen. Het gedeelte waarmee de bandbreedte wordt overschreden, wordt gedurende de resterende diensttijd van de werknemer ten laste van het resultaat gebracht. Mutaties in verplichtingen ten gevolge van wijzigingen in toegezegde-pensioenregelingen voor wat betreft de lasten over de verstreken diensttijd (past servicekosten) worden lineair geamortiseerd over de periode tot die aanspraken een onvoorwaardelijk karakter hebben gekregen. Indien en voor zover verplichtingen een onvoorwaardelijk karakter hebben gekregen bij de introductie of na de eventuele wijziging van de toegezegdepensioenregeling, worden deze mutaties onmiddellijk ten laste van het resultaat gebracht. Het uit de inperking of beëindiging van een toegezegde-pensioenregeling voortvloeiende resultaat wordt verwerkt zodra de inperking

of beëindiging plaatsvindt. Het resultaat bestaat uit de mutatie in de contante waarde van de toegezegde-pensioenverplichtingen en de reële waarde van de fondsbeleggingen, en eventuele voorheen nog niet verwerkte actuariële resultaten en past servicekosten.
Van een inperking is sprake als een materiële vermindering plaatsvindt van het aantal werknemers dat onder de pensioenregeling valt of de inhoud van de regeling zodanig wijzigt dat in de toekomstige dienstjaren substantieel lagere aanspraken zullen worden toegekend. De pensioenpremies voor toegezegde-bijdrageregelingen worden ten laste van het resultaat gebracht wanneer deze zich voordoen.

AANDEEL DERDEN

Het aandeel derden wordt opgenomen tegen het aandeel van de betreffende partij in het eigen vermogen van de betreffende groepsmaatschappij. Het aandeel derden wordt gerubriceerd als een aparte component van het groepsvermogen.

Grondslagen voor de bepaling van het resultaat

NETTO OMZET

Onder netto omzet wordt verstaan de aan derden in rekening gebrachte bedragen onder aftrek van kortingen en exclusief omzetbelasting. De aan klanten in rekening gebrachte bedragen ter dekking van de kosten van shipping & handling zijn opgenomen in de omzet. Abonnementsinkomsten die vooruitlopend op de levering van diensten of publicaties worden ontvangen of zijn gefactureerd, worden opgenomen onder de leveringsverplichtingen.

Goederen

De omzet voortvloeiend uit de verkoop van goederen wordt opgenomen zodra de goederen worden verzonden en de voordelen en risico's van eigendom goeddeels bij de klant liggen, op voorwaarde dat de uiteindelijke inbaarheid redelijkerwijs zeker is. De omzet uit de verkoop van goederen wordt onder aftrek van geschatte retouren opgenomen.

Diensten

De omzet voortvloeiend uit de levering van diensten wordt opgenomen volgens de lineaire methode over de vastgestelde periode, tenzij er bewijs is dat een andere methode een betere voorstelling geeft van reeds verleende diensten op het moment van voltooiing van de dienst op de balansdatum.

De omzet voortvloeiend uit producten die een combinatie zijn van goederen en diensten wordt verwerkt op basis van een verdeling naar reële waarde van de afzonderlijke onderdelen. Indien retouren voor een bepaalde categorie producten een grens overschrijden, wordt verondersteld dat de overgang van eigendom heeft plaatsgevonden op het moment van ontvangst van de betaling van de afnemer.

KOSTPRIJS VAN DE OMZET

Onder de kostprijs van de omzet wordt verstaan de rechtstreeks aan de omzet toe te rekenen kosten van verkochte en geleverde goederen en diensten. Hieronder vallen onder meer de kosten van grondstoffen, uitbesteed werk, overige externe kosten en lonen, salarissen en sociale lasten voor werknemers, voor zover deze kosten rechtstreeks verband houden met de verkochte en geleverde goederen en diensten. Auteursrechten die samenhangen met uitgavecontracten, en die verschuldigd zijn aan beroepsorganisaties, worden opgenomen in de kostprijs van de omzet, tenzij het een agentenovereenkomst betreft.

ALGEMENE BEHEERSKOSTEN

De algemene beheerskosten betreffen alle kosten die niet aan de kostprijs van de omzet zijn toe te rekenen noch aan de verkoopkosten. Dit betreft ook kosten voor o.a. productontwikkeling, automatisering en algemene kosten.

PERSONEELSBELONINGEN/LONG-TERM INCENTIVE PLAN

Het Long-Term Incentive Plan (LTIP) wordt aangemerkt als een in aandelen af te wikkelen beloningsregeling. Dientengevolge verantwoordt de vennootschap de kosten van de regeling en de overeenkomstige verhoging van het eigen vermogen op basis van de reële waarde van de toegekende aandelen op de toekenningsdatum. De kosten worden naar rato over de periode tussen de toekenning en het moment van onvoorwaardelijk worden verantwoord.

AMORTISATIE GOODWILL EN UITGAVERECHTEN

De amortisatie van goodwill en uitgaverechten betreft zowel amortisatie van goodwill en uitgaverechten, bepaald volgens de lineaire methode op basis van de verwachte economische levensduur van maximaal 20 jaar, tenzij er dwingende redenen zijn van dit maximum af te wijken, als de verliezen die voortvloeien uit de duurzame waardeverminderingen van goodwill en uitgaverechten.
Goodwill en uitgaverechten worden jaarlijks getoetst op duurzame waardevermindering. Een verlies uit hoofde van een duurzame waardevermindering wordt opgenomen in de winst- en verliesrekening indien de boekwaarde, zoals berekend conform de bovenstaande methode, duurzaam hoger is dan de waarde van het activum.

BIJZONDERE HERSTRUCTURERINGSLAST

Bijzondere herstructureringslasten zijn kosten die voortvloeien uit omstandigheden of transacties die, gezien hun aard of omvang, duidelijk afwijken van de gewone bedrijfsactiviteiten van de vennootschap. In het kader van de op 30 oktober 2003 aangekondigde strategische heroriëntatie is een herstructureringsprogramma gestart. De bijzondere herstructureringslasten zijn volledig op dit programma terug te voeren.

BELASTING

De vennootschapsbelasting wordt berekend op basis van het resultaat voor belastingen, rekening houdend met de in de verschillende landen geldende belastingtarieven en – regelingen. De gevolgen van tariefwijzigingen op de voorziening voor latente belastingverplichtingen worden ten gunste of ten laste van de winst- en verliesrekening gebracht, indien en voor zover deze voorziening eertijds ten laste daarvan werd gevormd. Bij het verantwoorden van rechtstreekse mutaties in het eigen vermogen zijn de daarmee samenhangende belastingen in aanmerking genomen.

AANDEEL DERDEN

Het aandeel derden betreft het evenredig deel van de nettoresultaten waarop derden aanspraak kunnen maken op grond van hun aandeel in het eigen vermogen van groepsmaatschappijen.

Grondslagen voor het kasstroomoverzicht

KASSTROOM UIT OPERATIONELE ACTIVITEITEN

De kasstroom uit operationele activiteiten wordt berekend via de indirecte methode, door het geconsolideerde bedrijfsresultaat aan te passen voor bijzondere baten en lasten en alle kosten- en opbrengstencomponenten zonder kasstroomeffect (zoals amortisatie en afschrijvingen) en voor wijzigingen in het geconsolideerd werkkapitaal. In de kasstroom uit operationele activiteiten worden tevens begrepen de betaalde financieringskosten, belastingen over de winst en aanwendingen van reorganisatievoorzieningen.

KASSTROOM UIT INVESTERINGSACTIVITEITEN

Kasstromen uit investeringsactiviteiten komen voort uit investeringen in vaste activa, uit acquisities en desinvesteringen van deelnemingen en activiteiten. Kasstromen uit de aanwending van voorzieningen voor reorganisaties/herstructureringen, gevormd vanwege de acquisitie van deelnemingen, vallen hier tevens onder. De op het moment van de acquisitie of desinvestering aanwezige liquide middelen worden in mindering gebracht op de betreffende betalingen of ontvangsten.

KASSTROOM UIT FINANCIERINGSACTIVITEITEN

In de kasstroom uit financieringsactiviteiten zijn de ontvangsten en de uitgaven begrepen, die samenhangen met de emissie van, of terugbetaling op, eigen- en vreemd vermogen inclusief ontvangsten inzake derivaten. Tevens zijn de kasstromen uit korte termijn financieringen hierin opgenomen. Mutaties in het aandelenkapitaal als gevolg van stock dividend worden niet als kasstroom aangemerkt.

IFRS

Overeenkomstig het besluit van de Europese Commissie op grond waarvan alle beursgenoteerde ondernemingen in de lidstaten van de Europese Unie hun geconsolideerde jaarrekening met ingang van 2005 conform IFRS dienen te presenteren, zal ook Wolters Kluwer met ingang van 1 januari 2005 IFRS hanteren.
Aangezien IFRS vereist dat de vergelijkende cijfers over de verslagperiode voorafgaande aan de periode waarin IFRS voor het eerst wordt toegepast, moeten worden herzien, heeft Wolters Kluwer haar cijfers over 2004 gebaseerd op de per 31 december 2004 geldende IFRS-richtlijnen, zulks uitsluitend voor vergelijkingsdoeleinden. Deze herziene overzichten over 2004 zijn opgenomen in de bijlage bij dit jaarverslag.

Voorts wordt opgemerkt dat de IFRS-richtlijnen en de uitleg daarvan nog steeds aan verandering onderhevig zijn. Zo is op dit moment nog onbekend welke IFRS-standaarden per 31 december 2005 zullen gelden en op de jaarrekening 2005, met inbegrip van de vergelijkende cijfers 2004, zullen moeten worden toegepast. De gegevens in de bijlage bij dit jaarverslag over 2004 gelden dan ook uitsluitend ter informatie en kunnen nog gewijzigd worden.

Wij verwijzen naar de bijlage bij dit jaarverslag.



Toelichting op de geconsolideerde jaarrekening

Noot 1 - Benchmark cijfers

	2004	2003	Mutatie in % (tegen constante koers)
Netto omzet	**3.261**	3.436	(1)
Gewoon EBITA	**521**	610	(10)
Gewone EBITA marge (%)	**16,0**	17,8	
Gewoon nettoresultaat	**311**	349	(4)
Vrij besteedbare kasstroom[13]	**456**	393	
Liquiditeiten conversieverhouding (CAR)[14]	**1,26**	1,09	
Rendement op geïnvesteerd vermogen (ROIC) (%)	**6,8**	7,1	
Netto rentedragend vreemd vermogen[15]	**1.527**	1.900	
Garantievermogen[16]	**1.233**	1.499	
Eigen vermogen/totaal vermogen (verhoudingscijfer)	**0,16**	0,17	
Garantievermogen/totaal vermogen (verhoudingscijfer)	**0,26**	0,30	
Gewoon resultaat per aandeel - verwaterd (€)	**1,04**	1,18	
Vrij besteedbare kasstroom per aandeel - verwaterd (€)	**1,51**	1,32	

[13] *Vrije besteedbare kasstroom* is gedefinieerd als de kasstroom beschikbaar voor aquisities, dividendbetaling aan aandeelhouders, aflossing van schulden en inkoop van eigen aandelen.
[14] *Liquiditeiten conversieverhouding* wordt gedefinieerd als kasstroom uit bedrijfsoperaties minus netto-investeringen in vaste activa (bruto kasstroom) gedeeld door gewoon EBITA
[15] *Netto rentedragend vreemd vermogen* wordt gedefinieerd als de som van langlopende leningen, niet-achtergestelde converteerbare obligaties, perpetuele cumulatieve achtergestelde obligaties, geldleningen minus liquide middelen en de waarde van de daarmee samenhangende swaps en valutatermijncontracten.
[16] *Garantievermogen* wordt gedefinieerd als het totaal van achtergestelde obligaties, perpetuele cumulatieve achtergestelde obligaties en het totaal groepsvermogen.

AANSLUITINGEN VAN BENCHMARKCIJFERS

AANSLUITING VAN BEDRIJFSRESULTAAT MET EBITA EN GEWOON EBITA	2004	2003
Bedrijfsresultaat	**239**	91
Amortisatie goodwill en uitgaverechten	**238**	423
EBITA	**477**	514
Bijzondere herstructureringslast	**44**	96
GEWOON EBITA	**521**	610

RENDEMENT OP GEÏNVESTEERD VERMOGEN (ROIC)	2004	2003
Gewoon EBITA	**521**	610
Genormaliseerde belasting	**(148)**	(183)
NETTO BEDRIJFSRESULTAAT NA BELASTINGEN (NOPAT)	**373**	427
Gemiddeld geïnvesteerd vermogen	**5.468**	6.004
ROIC (NOPAT/Gemiddeld geïnvesteerd vermogen) (%)	**6,8**	7,1

AANSLUITING VAN NETTORESULTAAT MET GEWOON NETTORESULTAAT	2004	2003
Nettoresultaat (A)	**135**	(69)
Amortisatie goodwill en uitgaverechten	**238**	423
Belastingen over amortisatie goodwill en uitgaverechten	**(21)**	(46)
Bijzondere overige opbrengsten/resultaat desinvesteringen (na belastingen)	**(70)**	(20)
Bijzondere herstructureringslast (na belastingen)	**29**	61
GEWOON NETTORESULTAAT (B)	**311**	349

AANSLUITING VAN KASSTROOM UIT OPERATIONELE ACTIVITEITEN MET VRIJ BESTEEDBARE KASSTROOM	2004	2003
Kasstroom uit operationele activiteiten	**534**	500
Netto investeringen in vaste activa	**(73)**	(92)
Aanwending van acquisitievoorzieningen	**(5)**	(15)
VRIJ BESTEEDBARE KASSTROOM (C)	**456**	393

AANSLUITING VAN HET GEWOGEN GEMIDDELD AANTAL AANDELEN MET HET VERWATERD GEWOGEN GEMIDDELD AANTAL AANDELEN	2004	2003
IN MILJOENEN AANDELEN		
Gewogen gemiddeld aantal aandelen (D)	**295,6**	289,8
Long-Term Incentive Plan	**1,5**	-
Converteerbare obligaties	**15,6**	22,0
Aandelenopties	**0,6**	0,3
Ingekochte eigen aandelen	**(3,2)**	(2,8)
VERWATERD GEWOGEN GEMIDDELD AANTAL AANDELEN (E)[17]	**310,1**	309,3

INFORMATIE PER AANDEEL	2004	2003
Correctie op het resultaat van 2,5% converteerbare obligatielening (na belastingen) op veronderstelde conversie (F) (x € miljoen)	**11,2**	15,9
Gewone WPA (B/D) (€)	**1,05**	1,20
Verwaterde gewone WPA (minimum van gewone WPA en [(B+F)/E]) (€)	**1,04**	1,18
WPA[18] (A/D) (€)	**0,46**	(0,24)
Verwaterde WPA (minimum WPA en [(A+F)/E]) (€)	**0,46**	(0,24)
Vrij besteedbare kasstroom per aandeel (C/D) (€)	**1,54**	1,36
Verwaterde vrij besteedbare kasstroom per aandeel (minimum van vrij besteedbare kasstroom per aandeel en [(C+F)/E]) (€)	**1,51**	1,32

[17] Aandelenopties die niet in the money zijn en daarop betrekking hebbende rente worden niet opgenomen in de berekening van de verwaterde winst per aandeel.

[18] WPA wordt gedefinieerd als het aan de houders van gewone aandelen in de moedermaatschappij toe te rekenen resultaat (de teller) gedeeld door het gewogen gemiddeld aantal uitstaande gewone aandelen (de noemer) gedurende de verslagperiode.

Noot 2 - Gesegmenteerde rapportage

DIVISIES	HEALTH		CFS		TAL	
SEGMENTRAPPORTAGE PER DIVISIE	2004	2003	2004	2003	2004	2003
Netto omzet	**623**	663	**437**	448	**596**	652
Kostprijs van de omzet	**294**	319	**134**	151	**170**	200
Bruto-omzetresultaat	**329**	344	**303**	297	**426**	452
Verkoopkosten	**101**	106	**68**	52	**114**	113
Algemene beheerskosten						
- Algemene operationele kosten	**125**	135	**152**	138	**173**	167
- Amortisatie goodwill en uitgaverechten	**48**	51	**19**	25	**105**	204
- Bijzondere herstructureringslast	**4**	16	**6**	11	**3**	5
Som der bedrijfslasten	**278**	308	**245**	226	**395**	489
BEDRIJFSRESULTAAT	**51**	36	**58**	71	**31**	(37)
Amortisatie goodwill en uitgaverechten*	**48**	51	**19**	25	**105**	204
Bijzondere herstructureringslast	**4**	16	**6**	11	**3**	5
GEWOON EBITA	**103**	103	**83**	107	**139**	172
Totaal werkzaam vermogen per 31 december	**519**	641	**157**	(152)	**958**	1.536
Afschrijvingen	**17**	18	**16**	17	**20**	21
Investeringen in vaste activa	**9**	20	**15**	8	**12**	34
Kasstroom uit bedrijfsoperaties	**155**	106	**118**	125	**190**	212
Gemiddeld aantal FTE's	**2.164**	2.351	**2.789**	2.754	**4.115**	4.360
*inclusief duurzame waardevermindering ten bedrage van				1		87

De vennootschap verstrekt de gesegmenteerde informatie op twee manieren. De primaire indeling is gebaseerd op Divisies.[19] Interne leveringen tussen de divisies zijn geëlimineerd.
De secundaire indeling is gebaseerd op de geografische gebieden. Gezien de aansluiting van de divisies met de geografische segmenten is de informatie inzake de totale boekwaarde van de activa en de netto-investeringen niet apart gepresenteerd aangezien deze grotendeels kan worden ontleend aan de primaire rapportage per divisie.
De regio Azië Pacific, die een betrekkelijk klein onderdeel van de bedrijfsactiviteiten van de venootschap beslaat, is voornamelijk opgenomen in de divisie Tax, Accounting & Legal.

[19] De cijfers over 2003 zijn herzien overeenkomstig de organisatiestructuur van 2004.

LTRE		EDUCATION		CORPORATE		TOTAAL	
2004	2003	2004	2003	2004	2003	2004	2003
1.296	1.371	**309**	302	**-**	-	**3.261**	3.436
511	554	**134**	130	**-**	-	**1.243**	1.354
785	817	**175**	172	**-**	-	**2.018**	2.082
215	221	**34**	31	**-**	-	**532**	523
387	379	**89**	87	**39**	43	**965**	949
56	114	**4**	14	**6**	15	**238**	423
30	45	**1**	13	**-**	6	**44**	96
688	759	**128**	145	**45**	64	**1.779**	1.991
97	58	**47**	27	**(45)**	(64)	**239**	91
56	114	**4**	14	**6**	15	**238**	423
30	45	**1**	13	**-**	6	**44**	96
183	**217**	**52**	**54**	**(39)**	**(43)**	**521**	**610**
610	680	**108**	111	**740**	875	**3.092**	3.691
41	46	**8**	8	**1**	2	**103**	112
30	30	**7**	5	**2**	2	**75**	99
230	287	**79**	58	**(41)**	(32)	**731**	756
7.731	8.504	**1.378**	1.481	**93**	90	**18.270**	19.540
	53		9		5		155

GEOGRAFISCHE SEGMENTEN	2004	2003
De verdeling van de netto omzet naar regio's is als volgt:		
Europa	**1.711**	1.790
Noord-Amerika	**1.419**	1.491
Azië Pacific	**108**	119
Rest van de wereld	**23**	36
TOTAAL	**3.261**	**3.436**

Noot 3 - Acquisities en desinvesteringen

	2004		2003	
	Acquisities	Desinvesteringen	Acquisities	Desinvesteringen
Vaste activa	4	(34)	2	(1)
Vlottende activa	1	(23)	29	(3)
Kortlopende schulden	(11)	(29)	(24)	(13)
Langlopende leningen	12	-	(43)	-
Voorzieningen	-	1	14	-
Aandeel derden	(4)	-	-	-
NETTO IDENTIFICEERBARE ACTIVA EN PASSIVA	2	(85)	(22)	(17)
Goodwill op acquisities	40	-	127	-
TOTALE KOOPSOM	42	(85)	105	(17)

Het effect van de acquisities en desinvesteringen op de liquide middelen is als volgt:

	2004		2003	
	Acquisities	Desinvesteringen	Acquisities	Desinvesteringen
(Te betalen)/te ontvangen koopsom	(42)	85	(105)	17
Verworven/(gedesinvesteerde) liquide middelen	1	(12)	(7)	6
Overige verworven activa	-	(78)	-	-
Liquide middelen uit vorderingen/(schulden)	(15)	-	15	477
INKOMENDE/(UITGAANDE) KASSTROOM	(56)	(5)	(97)	500

De overige verworven activa van €78 miljoen betreffen de ten Hagen & Stam transactie, in ruil voor een deelneming van 25,9% in het aandelenkapitaal van Sdu Uitgevers B.V., en de lening ter financiering van de management buy-out van Bohmann.

In 2004 werden vier ondernemingen geacquireerd en een aantal aandelenbelangen verhoogd. De belangrijkste acquisitie werd gevormd door Summation Legal Technologies Inc., een sterke speler in de markt voor integrated litigation support software in de Verenigde Staten.

De overige acquisities betroffen Telesoftware, een leverancier van belastingaangifte- en salarisadministratie software in Spanje, BEAM, een uitgeverij gespecialiseerd in het wiskundeonderwijs en SIAN, een leverancier van documentbeheersystemen voor accountants.

Naast de ten Hagen & Stam transactie, werden de Oostenrijkse uitgever Bohmann en een aantal kleinere entiteiten, waaronder de in de Verenigde Staten gevestigde ondernemingen KnowledgePoint en Capitol Publishing Group verkocht in 2004.

Noot 4 - Personeelskosten[20]

LONEN EN SALARISSEN, PREMIES SOCIALE VERZEKERINGEN EN PENSIOENEN	2004	2003
Lonen en salarissen	**910**	939
Premies sociale verzekeringen	**148**	141
Pensioenlasten	**24**	42
TOTAAL	**1.082**	1.122

In 2004 werd een bedrag van €7,6 miljoen als last verantwoord (als onderdeel van lonen en salarissen) voor de aandelen die voorwaardelijk ingevolge het Long-Term Incentive Plan (LTIP) zijn toegekend.

GEMIDDELD AANTAL WERKNEMERS UITGEDRUKT IN FTE'S	2004	2003
Nederland	**1.802**	2.311
Buiten Nederland	**16.468**	17.229
TOTAAL	**18.270**	19.540

Noot 5 - Afschrijvingen

	2004	2003
Immateriële vaste activa	**44**	49
Materiële vaste activa	**59**	63
TOTAAL	**103**	112

Noot 6 - Amortisatie goodwill en uitgaverechten

	2004	2003
Amortisatie goodwill en uitgaverechten	**238**	268
Duurzame waardeverminderingen	**-**	155
TOTAAL	**238**	423

Zie de toelichting bij noot 2 voor de gegevens per divisie.

[20] Inclusief pesoneelsgerelateerde herstructureringslasten van €26 miljoen (zie noot 7), bedragen de totale personeelskosten voor 2004 €1.108 miljoen.

Noot 7 - Bijzondere herstructureringslast

	2004	2003
Personeelsgerelateerde herstructureringslasten	**26**	63
Verlieslatende contracten/discontinueringskosten	**18**	33
TOTAAL	**44**	**96**

Ten gevolge van de op 30 oktober 2003 aangekondigde strategische heroriëntatie werd een herstructureringsprogramma geïnitieerd. De bijzondere herstructureringslast heeft geheel betrekking op dit programma. De personeelsgerelateerde herstructureringslast betreft voornamelijk afvloeiingsregelingen.

Bij de verlieslatende contracten gaat het grotendeels om lasten die samenhangen met leaseverplichtingen van leegstaande kantoren vanwege de integratie van activiteiten en de discontinueringskosten betreffen de staking van bepaalde productlijnen.

Noot 8 - Resultaat desinvesteringen

	2004	2003
Resultaat desinvesteringen	**71**	23

Het resultaat desinvesteringen in 2004 werd voornamelijk gerealiseerd op de ten Hagen & Stam transactie in Nederland.

Noot 9 - Opbrengst van effecten

	2004	2003
Opbrengst van effecten	**6**	-

De opbrengst van effecten betreft voornamelijk het dividend op de in 2004 verworven aandelen in Sdu Uitgevers B.V.

Noot 10 - Belastingen

	2004	2003
Mutaties in de totale belastingpositie:		
STAND PER 1 JANUARI		
Te ontvangen belasting	**(37)**	(1)
Voorziening voor latente belastingverplichtingen	**8**	59
Latente belastingvorderingen	**(250)**	(269)
TOTALE BELASTINGPOSITIE	**(279)**	**(211)**
MUTATIES		
Belastingen over het resultaat	**85**	64
Acquisities/desinvesteringen	**(1)**	(10)
Belastingbetalingen	**(83)**	(106)
Koersverschillen en overige mutaties	**68**	(16)
TOTAAL VAN DE MUTATIES	**69**	**(68)**
STAND PER 31 DECEMBER		
Te ontvangen belasting	**(2)**	(37)
Voorziening voor latente belastingverplichtingen	**10**	[illegible]
Latente belastingvorderingen	**(218)**	(25
TOTALE BELASTINGPOSITIE	**(210)**	**(27**

De aansluiting tussen de normatieve en werkelijke belastinglast is als volgt:

	2004
Normatieve belastinglast	**69**
Belastingeffect uit hoofde van:	
Niet-aftrekbare immateriële vaste activa	**71**
Financieringsactiviteiten	**(33)**
Benutting van voorwaartse verliescompensatie	**(3)**
Belastingvrijstelling op resultaat desinvesteringen	**(23)**
Fiscale stimuleringsregelingen en overige	**4**
BELASTINGEN OVER HET RESULTAAT	**85**

Wolters Kluwer past sinds 1999 het Nederlandse financieringsregime (CFM-regime) toe. Naar aanleiding van de beslissing van de Europese Commissie van 18 februari 2003 inzake de staats-steunprocedure is Wolters Kluwer van mening dat dit regime kan worden toegepast tot 31 december 2008. Deze toepassing is door de Nederlandse belastingsdienst bevestigd.
Het effect van de daling in het tarief van de Nederlandse venno
van 34,5% naar 31,5%
latente belastingposit
vennootschap per 3
is niet materieel var
latente belastingp

Noot 11 - Aandeel derden

Het aandeel van Wolters Kluwer in de belangrijkste geconsolideerde deelnemingen die geen 100% deelnemingen zijn, is als volgt:

%	Eigendom
Akadémiai (Hongarije, Boedapest)	74,0
Cedam (Italië, Padova)	50,0

De minderheidsbelangen in het resultaat van geconsolideerde deelnemingen van de vennootschap over 2004 waren nihil (2003: verlies van €2 miljoen).

De minderheidsbelangen in het eigen vermogen van geconsolideerde deelnemingen ten bedrage van in totaal €6 miljoen (2003: €3 miljoen) zijn gebaseerd op het aandeel van derden in het onderliggende eigen vermogen.

Noot 12 - Immateriële vaste activa

	Goodwill	Uitgave-rechten	Overige	2004	2003
STAND PER 1 JANUARI					
Aanschaffingswaarde	**3.335**	**1.245**	**284**	**4.864**	5.254
Cumulatieve amortisatie, afschrijvingen en duurzame waardeverminderingen	**(1.099)**	**(558)**	**(165)**	**(1.822)**	(1.463)
:OEKWAARDE PER 1 JANUARI	**2.236**	**687**	**119**	**3.042**	3.791
JTATIES					
esteringen	**-**	**-**	**36**	**36**	46
uisities	**40**	**-**	**-**	**40**	127
nvesteringen	**(20)**	**(9)**	**(2)**	**(31)**	(1)
) AANSCHAFFINGEN	**20**	**(9)**	**34**	**45**	172
atie en afschrijvingen	**(173)**	**(65)**	**(44)**	**(282)**	(317)
ie waardeverminderingen	**-**	**-**	**-**	**-**	(155)
eringen	**(30)**	**30**	**-**	**-**	-
chillen en overige mutaties	**(119)**	**(35)**	**(12)**	**(166)**	(449)
N DE MUTATIES	**(302)**	**(79)**	**(22)**	**(403)**	(749)
31 DECEMBER					
swaarde	**3.165**	**1.179**	**233**	**4.577**	4.864
amortisatie, afschrijvingen vaardeverminderingen	**(1.231)**	**(571)**	**(136)**	**(1.938)**	(1.822)
E PER 31 DECEMBER	**1.934**	**608**	**97**	**2.639**	3.042

Noot 13 - Materiële vaste activa

	Gebouwen en tereinen	Machines en installaties	Overige vaste activa	2004	2003
STAND PER 1 JANUARI					
Aanschaffingswaarde	**147**	**40**	**441**	**628**	683
Cumulatieve afschrijvingen	**(47)**	**(30)**	**(308)**	**(385)**	(387)
BOEKWAARDE PER 1 JANUARI	**100**	**10**	**133**	**243**	296
MUTATIES					
Investeringen	**2**	**1**	**34**	**37**	46
Acquisities	-	-	-	-	2
Desinvesteringen	-	-	**(3)**	**(3)**	(1)
NETTO AANSCHAFFINGEN	**2**	**1**	**31**	**34**	47
Afschrijvingen	**(5)**	**(3)**	**(51)**	**(59)**	(63)
Koersverschillen en overige mutaties	**(3)**	**(2)**	**(5)**	**(10)**	(37)
TOTAAL VAN DE MUTATIES	**(6)**	**(4)**	**(25)**	**(35)**	(53)
STAND PER 31 DECEMBER					
Aanschaffingswaarde	**146**	**30**	**406**	**582**	628
Cumulatieve afschrijvingen	**(52)**	**(24)**	**(298)**	**(374)**	(385)
BOEKWAARDE PER 31 DECEMBER	**94**	**6**	**108**	**208**	243

Noot 14 - Financiële vaste activa

	Deel-nemingen	Vorderingen	2004	2003
BOEKWAARDE PER 1 JANUARI	**9**	**5**	**14**	20
Duurzame waardeverminderingen van niet-geconsolideerde deelnemingen	-	-	-	(5)
Desinvesteringen van niet-geconsolideerde deelnemingen	-	-	-	(2)
Verworven in ruil voor verkochte activa	**70**	**8**	**78**	-
Acquisities	**4**	-	**4**	-
Aandeel in winst/(verlies) van ondernemingen waarin wordt deelgenomen	**1**	-	**1**	(3)
Overige mutaties	**(1)**	**1**	**0**	4
BOEKWAARDE PER 31 DECEMBER	**83**	**14**	**97**	**14**

De financiële vaste activa verworven in ruil voor verkochte activa van €78 miljoen betreffen de desinvestering van ten Hagen & Stam in ruil voor een belang van 25,9% in het aandelenkapitaal van Sdu Uitgevers B.V. en de lening aan het management ter financiering van de verkrijging door het management van de aandelen van de Oostenrijkse uitgever Bohmann tegen de reële waarde van die aandelen per transactie datum.

De belangrijkste niet-geconsolideerde deelnemingen per 31 december 2004 zijn de volgende:

%		Eigendom
Boekhandels Groep Nederland	(Nederland, Deventer)	32,8
Manz Iura, Manz Schulbuch	(Oostenrijk, Wenen)	40,0
Sdu Uitgevers B.V.	(Nederland, Den Haag)	25,9

Noot 15 - Voorraden

	2004	2003
Grond- en hulpstoffen	**7**	8
Onderhanden werk	**29**	33
Gereed product en handelsgoederen	**98**	105
TOTAAL	**134**	**146**

Per 31 december 2004 bedroeg de voorziening voor incourantheid, die wordt afgetrokken van de boekwaarde van de voorraden, €74 miljoen (2003: €71 miljoen).

Noot 16 - Vorderingen

	2004	2003
Handelsvorderingen	**426**	517
Latente belastingvorderingen	**218**	250
Vooruitbetalingen	**84**	119
Te ontvangen belastingen	**2**	37
Waarde tegen eindkoers van valutatermijncontracten	**254**	252
Overige vorderingen	**47**	20
TOTAAL	**1.031**	**1.195**

De voorziening voor dubieuze debiteuren bedroeg per 31 december 2004 €36 miljoen (2003: €47 miljoen).
In de latente belastingvorderingen, die worden geactiveerd voor zover het redelijkerwijs te verwachten is dat realisatie van de belastingclaim te zijner tijd zal kunnen plaatsvinden, is €181 miljoen (2003: €197 miljoen) begrepen voor posten die vervallen na meer dan één jaar.
De waarde tegen eindkoers van valutatermijncontracten bevat een bedrag van €136 miljoen (2003: €219 miljoen) dat vervalt na meer dan één jaar. Deze contracten zijn afgesloten met een aantal vooraanstaande kredietinstellingen met sterke ratings.
Het disagio op obligaties per 31 december 2004 dat onder overige vorderingen is opgenomen, bedroeg €5,5 miljoen (2003: €5,5 miljoen).

Noot 17 - Liquide middelen

	2004	2003
Deposito's	**637**	351
Kas- en banksaldi	**50**	53
TOTAAL	**687**	**404**

Noot 18 - Overige kortlopende schulden

	2004	2003
Obligaties	**353**	-
Salarissen, vakantieuitkeringen	**108**	93
Te betalen royalties	**69**	89
Overige schulden en overlopende passiva	**69**	92
Premies sociale verzekeringen en overige belastingen	**57**	56
Te betalen rente	**86**	49
Reorganisatie-/herstructureringsverplichtingen	**51**	60
Acquisitieverplichtingen	**7**	29
TOTAAL	**800**	**468**

Noot 19 - Financiële instrumenten

LANGLOPENDE SCHULDEN	2004	2003
Achtergestelde converteerbare personeelsobligaties	**1**	2
Achtergestelde obligaties	**226**	408
Obligaties	**1.142**	1.312
Niet-achtergestelde converteerbare obligaties	**422**	490
Perpetuele cumulatieve achtergestelde obligaties	**225**	225
Overige schulden aan kredietinstellingen	**77**	84
LANGLOPENDE SCHULDEN	**2.093**	2.521
Kortlopende schulden (vervaltermijn binnen 1 jaar)	**375**	35
Af:		
Liquide middelen	**(687)**	(404)
Waarde tegen eindkoers van valutatermijncontracten	**(254)**	(252)
NETTO (RENTEDRAGEND) VREEMD VERMOGEN	**1.527**	**1.900**

SPECIFICATIE LANGLOPENDE SCHULDEN	Nominale rente	Aflossings-verplich-tingen 1-5 jaar	> 5 Jaar	2004	2003
Achtergestelde converteerbare personeelsobligaties 2000-2005	5,500%	-	-	-	1
Achtergestelde converteerbare personeelsobligaties 2002-2007	3,000%	**1**	-	**1**	1
Achtergestelde obligaties 1998-2005	5,125%	-	-	-	182
Achtergestelde obligaties 1997-2007	6,250%	**226**	-	**226**	226
Obligaties 2000-2005	6,125%	-	-	-	170
Obligaties 1999-2006	5,500%	**215**	-	**215**	215
Obligaties 1998-2008	5,250%	**227**	-	**227**	227
Obligaties 2003-2014	5,125%	-	**700**	**700**	700
Niet-achtergestelde converteerbare obligaties 2001-2006	1,000%	**422**	-	**422**	490
Perpetuele cumulatieve achtergestelde obligaties	6,875%	-	**225**	**225**	225
Multicurrency roll-over faciliteit 2004-2009		-	-	-	-
Overige leningen		**27**	**50**	**77**	84
TOTAAL		**1.118**	**975**	**2.093**	**2.521**

De nominale rentepercentages van bovengenoemde obligaties zijn vast tot aan hun aflossing, behalve het variabele rentepercentage op de multicurrency roll-over faciliteit.

Aflossingsverplichtingen

De volgende bedragen van de (langlopende) schulden per 31 december 2004 dienen binnen en na de komende vijf jaar te worden afgelost:

AFLOSSINGSVERPLICHTINGEN

€ MILJOEN	Bedragen
2005	375
2006	645
2007	236
2008	232
2009	5
Na 2009	975
TOTAAL	**2.468**

ACHTERGESTELDE OBLIGATIES

Wolters Kluwer heeft uitstaande achtergestelde obligaties ten bedrage van €183 miljoen (NLG 400 miljoen) die betaalbaar zijn in 2005 en van €227 miljoen (NLG 500 miljoen) die betaalbaar zijn in 2007. Voor de achtergestelde obligaties geldt dat de achtergestelde verplichtingen van de vennootschap van gelijke rang zijn zonder onderlinge preferentie en met alle overige huidige en toekomstige gelijkelijk achtergestelde verplichtingen van de vennootschap.

OBLIGATIES

Wolters Kluwer heeft niet-achtergestelde obligaties uitstaan met een nominale waarde van ongeveer €1.312 miljoen. Op 19 november 2003 heeft Wolters Kluwer niet-achtergestelde obligaties met een looptijd tot en met 2014 met een nominale waarde van €700 miljoen uitgegeven. De couponrente op de obligaties is 5,125% met een uitgifteprijs van 99,618%. Verder heeft Wolters Kluwer nog uitstaande niet-achtergestelde obligaties van €170 miljoen, €215 miljoen en €227 miljoen die vervallen in respectievelijk 2005, 2007 en 2008.

NIET-ACHTERGESTELDE CONVERTEERBARE OBLIGATIES

Op 30 november 2001 heeft Wolters Kluwer een (niet-achtergestelde) converteerbare obligatielening met een nominale waarde van €700 miljoen uitgegeven. De conversieprijs werd vastgesteld op €31,00 per gecertificeerd gewoon aandeel Wolters Kluwer.

Deze obligatielening is uitgegeven tegen een prijs van 100% en heeft een rentevoet van 1,00% per jaar. De effectieve rente bedraagt 2,50% en de obligaties worden afgelost tegen 107,88% van de hoofdsom aan het einde van de looptijd (30 november 2006), indien deze niet voor deze datum zijn afgelost, geconverteerd of ingekocht en geannuleerd. De converteerbare obligaties worden gewaardeerd tegen de vermeerderde hoofdsom, terwijl de bijbehorende couponkosten en geaccumuleerde aflossingspremie ten laste van de winst- en verliesrekening worden gebracht. De kosten van uitgifte zijn geactiveerd en worden afgeschreven gedurende een periode van 5 jaar. Gedurende 2003 heeft Wolters Kluwer ongeveer €210 miljoen ingekocht tegen een gemiddelde prijs van 101,25. In 2004 heeft de vennootschap ongeveer €68 miljoen tegen een gemiddelde prijs van 104,24 ingekocht. Per 31 december 2004 is er een uitstaand saldo van €422 miljoen.

PERPETUELE CUMULATIEVE ACHTERGESTELDE OBLIGATIES

Per 14 mei 2001 is een perpetuele cumulatieve achtergestelde obligatielening uitgegeven met een nominale waarde van €225 miljoen. Deze obligatielening is uitgegeven tegen een prijs van 100% en heeft een rentevoet van 6,875%. Wolters Kluwer is gerechtigd om de obligatielening vervroegd af te lossen vanaf mei 2008.
Wolters Kluwer heeft het recht af te zien van rentebetalingen, indien geen dividend is vastgesteld of betaalbaar gesteld. Aldus onbetaald gebleven rente wordt betaalbaar in het jaar waarin zodanig dividend weer vastgesteld en betaalbaar wordt gesteld. In geval van faillissement heeft Wolters Kluwer geen verplichting tot het uitkeren van de geaccumuleerde rente en de nominale waarde van de obligatielening zal in dat geval een achtergestelde verplichting worden.
De opbrengst van deze obligatielening diende ter herfinanciering van bestaande bankfaciliteiten, alsmede ter financiering van de algemene bedrijfsactiviteiten.

MULTICURRENCY ROLL-OVER FACILITEIT 2004 - 2009

In juli 2004 is Wolters Kluwer een multicurrency-kredietlijn aangegaan voor een bedrag van €750 miljoen. De faciliteit werd door dertien banken verspreid over Europa, de Verenigde Staten en Australië verstrekt. De kredietfaciliteit heeft een looptijd van vijf jaar, met twee maal de mogelijkheid tot verlenging van een jaar, waarmee de looptijd maximaal zeven jaar kan bedragen.

REËLE WAARDE LANGLOPENDE SCHULDEN, SWAPS EN VALUTATERMIJN-CONTRACTEN	31 DECEMBER 2004		31 DECEMBER 2003	
	Boek-waarde	Reële waarde	Boek-waarde	Reële waarde
Langlopende schulden[21]	**(1.773)**	**(1.898)**	(1.823)	(1.852)
Niet-achtergestelde converteerbare obligaties[21]	**(440)**	**(441)**	(501)	(494)
Perpetuele cumulatieve achtergestelde obligaties[21]	**(233)**	**(237)**	(232)	(227)
Renteswaps	**-**	**33**	-	26
Valutatermijncontracten	**254**	**239**	252	224

De boekwaarde van de valutatermijncontracten bedraagt €254 miljoen (2003: €252 miljoen), waarvan €157 miljoen is gerealiseerd en zal worden ontvangen in 2005 (€99 miljoen) en 2006 (€58 miljoen). De waarde van de valutatermijn-contracten beperkte het verlies aan eigen vermogen ten gevolge van een lagere USD-koers gedurende 2004.
De reële waarde van de openstaande langlopende schulden per balansdatum kan verschillen van de waarde waartegen deze in de balans zijn opgenomen.
De reële waarde van de swaps, welke door Wolters Kluwer worden gebruikt om haar valuta- en renterisico's af te dekken (cross-currency swaps en renteswaps), en van de termijncontracten zijn opgenomen in de bovenstaande tabel. Deze reële waarde is vastgesteld op basis van de contante-waardemethode of officiële noteringen van financiële instellingen.

[21] Reële waarde wordt gedefinieerd als de boekwaarde inclusief de gecumleerde rente minus het geactiveerde deel van de uitgiftekosten.

Noot 20 - Voorzieningen

	2004	2003
Voorzieningen voor pensioenen	**148**	227
Overige verplichtingen na einde dienstverband	**27**	28
Reorganisatie-/herstructureringsvoorziening	**33**	43
Latente belastingen	**10**	8
TOTAAL	**218**	306

De kortlopende verplichtingen met betrekking tot de verwachte uitgaven binnen één jaar worden opgenomen onder de overige kortlopende schulden.

Voorzieningen voor Pensioenen

ACTUARIËLE UITGANGSPUNTEN

De volgende gewogen gemiddelde actuariële uitgangspunten zijn toegepast ter bepaling van het totaal van de kosten en de verplichtingen van toegezegde-pensioenregelingen.

ACTUARIËLE UITGANGSPUNTEN	2004	2003
PENSIOENREGELINGEN (%)		
Disconteringsvoet	**4,9**	5,3
Verwacht rendement op vermogen	**5,8**	6,3
Gemiddelde stijging van salarissen	**3,5**	2,9
REGELINGEN INZAKE KOSTEN VAN DE GEZONDHEIDSZORG NA PENSIOENDATUM (%)		
Disconteringsvoet	**6,0**	6,8
Veronderstelde stijging van de kosten van de gezondheidszorg	**5,0**	9,5

De gebruikte sterftetafels zijn algemeen aanvaard in de betreffende landen. De gemiddelde salarisstijging is gebaseerd op de niet-gesloten pensioenregelingen. De veronderstelde stijging van de kosten van de gezondheidszorg is in 2004 aanzienlijk lager vanwege de wijziging in de regeling in de Verenigde Staten voor ziektekosten na einde dienstverband.

VERPLICHTINGEN EN BELEGGINGEN VAN PENSIOENREGELINGEN

	2004	2003	2004	2003
VERPLICHTINGEN VAN PENSIOENREGELINGEN	Pensioenregelingen		Regeling inzake kosten van de gezondheidszorg na de pensioendatum	
Verplichtingen per 1 januari	**816**	834	**120**	127
Kosten van rechten opgebouwd in het boekjaar	**15**	20	**3**	5
Rentelasten	**43**	42	**5**	7
Betaalde uitkeringen	**(31)**	(32)	**(5)**	(5)
Actuarieel resultaat	**100**	(22)	**(14)**	7
Werknemersbijdragen	**7**	6	**-**	1
(Winst)/verlies op inperkingen en beëindigingen	**(18)**	-	**-**	-
Wijziging valutakoersen	**(18)**	(33)	**(7)**	(22)
Wijzigingen in regelingen	**5**	1	**(28)**	-
VERPLICHTINGEN PER 31 DECEMBER	**919**	816	**74**	120
BELEGGINGEN VAN PENSIOENREGELINGEN				
Reële waarde per 1 januari	**727**	699	**-**	-
Rendement op beleggingen	**67**	55	**-**	-
Betaalde uitkeringen	**(34)**	(32)	**(5)**	(5)
Werkgeversbijdrage	**57**	21	**5**	4
Werknemersbijdrage	**7**	6	**-**	1
Wijziging valutakoersen	**(7)**	(22)	**-**	-
BELEGGINGEN PER 31 DECEMBER	**817**	727	**0**	0
SALDO BELEGGINGEN EN VERPLICHTINGEN				
Saldo beleggingen en verplichtingen per 31 december	**102**	89	**74**	120
Nog niet in aanmerking gekomen past servicekosten	**(5)**	-	**15**	-
Nog niet in aanmerking gekomen winsten en (verliezen)	**(41)**	30	**3**	(12)
NETTOVERPLICHTING PER 31 DECEMBER	**56**	119	**92**	108
KOSTEN				
Kosten van rechten opgebouwd in het boekjaar	**15**	20	**3**	5
Rentelasten	**43**	42	**5**	8
(Verwacht) rendement op beleggingen	**(46)**	(42)	**-**	-
Amortisatie niet-verantwoorde past servicekosten	**-**	-	**(13)**	-
Amortisatie niet-verantwoorde nettoresultaten	**(2)**	-	**-**	-
TOTAAL PENSIOENLASTEN	**10**	20	**(5)**	13

De amortisatie van de niet-verantwoorde past servicekosten van €13 miljoen heeft betrekking op de wijziging in het plan in de Verenigde Staten in 2004. De winst op inperkingen en beëindigingen van €18 miljoen betreft de herstructureringsprogramma's in Nederland en België en de desinvestering van ten Hagen & Stam.

Voorziening voor reorganisaties/herstructureringen

	2004	2003
Stand per 1 januari	**43**	42
Bij: kortlopende verplichtingen	**60**	21
TOTAAL PER 1 JANUARI	**103**	63
MUTATIES		
Toevoegingen verantwoord als bijzondere herstructureringslast	**44**	96
Toevoegingen ten laste van het resultaat uit gewone bedrijfsuitoefening	**2**	4
Toevoegingen uit hoofde van acquisities	**-**	2
TOTAAL VAN DE TOEVOEGINGEN	**46**	102
Aanwending van acquisitievoorzieningen	**(5)**	(15)
Aanwending van bijzondere reorganisatievoorzieningen	**(52)**	(16)
Aanwending van reorganisatievoorzieningen	**(5)**	(8)
Valutaverschillen en overige mutaties	**(3)**	(23)
TOTAAL VAN DE AANWENDINGEN	**(65)**	(62)
Stand per 31 december	**84**	103
Af: kortlopende verplichtingen	**(51)**	(60)
STAND PER 31 DECEMBER	**33**	43

Noot 21 - Eigen vermogen

	Geplaatst aandelen-kapitaal	Agio-reserve	Overige reserves	Reserve niet uitkeerbare omreke-nings-verschillen	Onverdeeld resultaat	Eigen vermogen
STAND PER 1 JANUARI 2003	34	93	1.069	51	-	1.247
Effect stelselwijzigingen	-	-	31	-	-	31
Onverdeeld nettoresultaat	-	-	-	-	(69)	(69)
Valuta omrekeningsverschillen	-	-	(214)	(51)	-	(265)
Totaalresultaat na belastingen	-	-	*(183)*	*(51)*	*(69)*	*(303)*
Contant dividend 2002	-	-	(73)	-	-	(73)
Stockdividend 2002	1	(1)	-	-	-	-
Ingekochte eigen aandelen	-	-	(10)	-	-	(10)
STAND PER 31 DECEMBER 2003	**35**	**92**	**803**	**0**	**(69)**	**861**
STAND PER 1 JANUARI 2004	35	92	803	0	(69)	861
Onverdeeld nettoresultaat	-	-	-	-	135	135
Valuta omrekeningsverschillen	-	-	-	(148)	-	(148)
Totaalresultaat na belastingen	-	-	-	*(148)*	*135*	*(13)*
Resultaatbestemming vorig jaar	-	-	(69)	-	69	0
Beloning in de vorm van aandelen	-	-	8	-	-	8
Contant dividend 2003	-	-	(81)	-	-	(81)
Stock dividend 2003	1	(1)	-	-	-	0
STAND PER 31 DECEMBER 2004	**36**	**91**	**661**	**(148)**	**135**	**775**

Aandelenkapitaal

Het maatschappelijk aandelenkapitaal bedraagt €143,04 miljoen, bestaande uit €71,52 miljoen gewone aandelen (nominale waarde €0,12) en €71,52 miljoen preferente aandelen. Het geplaatst aandelenkapitaal bestaat uit gewone aandelen. Het aantal geplaatste gewone aandelen is toegenomen van 292,1 miljoen tot 297,7 miljoen als gevolg van stockdividend. Om het verwateringseffect van aandelen-opties per balansdatum in te dekken, heeft de vennootschap per balansdatum 3,2 miljoen ingekochte aandelen. Voor 97% van het geplaatst aandelenkapitaal (288,7 miljoen aandelen) zijn certificaten uitgegeven.

Dividenden

Van het dividend over 2003 werd 51,3% uitgekeerd in de vorm van dividend in contanten (2002: 48,4%). Beloning in de vorm van aandelen zijn gerelateerd aan het in aandelen af te wikkelen Long-term incentive pl 2004-2006.

Beloning in aandelen

Beloning in de vorm van aandelen is gerelateerd aan het in aandelen af te wikkelen Long-term incentive 2004-2006.

Noot 22 - Beloning in aandelen

Long-Term Incentive Plan (LTIP) 2004-2006

Eind 2003 is een nieuwe strategie bekend gemaakt waarin waardecreatie centraal staat. Om de beloningsstructuur af te stemmen op deze waardecreatie is een nieuwe prestatie-gebonden beloningsregeling in werking getreden voor de leden van de Raad van Bestuur en het senior management. Op grond van de nieuwe regeling worden geen aandelen-opties meer toegekend. In plaats daarvan zijn er ingevolge het in aandelen af te wikkelen LTIP 2004-2006 1.530.000 aandelen toegekend aan de leden van de Raad van Bestuur en het senior management. De periode tussen de toekenning en het onvoorwaardelijk worden is drie jaar; aan het begin daarvan wordt aan iedere rechthebbende voorwaardelijk een basisaantal aandelen toegekend (de zogenaamde standaarduitkering).

Daadwerkelijke toekenningen zullen tussen de 0% en 150% van de doelbedragen liggen; het desbetreffende percentage is afhankelijk van de door de vennootschap gerealiseerde Total Shareholder Return (TSR), vergeleken met de TSR van een vooraf bepaalde groep van 15 vergelijkbare ondernemingen.

Voor verdere informatie wordt verwezen naar het Remuneratierapport op pagina 43.

De totale kosten van het LTIP 2004-2006 worden naar rato ten laste van de winst- en verliesrekening gebracht over de looptijd van de regeling. De toekenning wordt onvoorwaar-delijk indien de deelnemer op 31 december 2006 nog steeds in dienst is. In 2004 is een bedrag van €7,6 miljoen als personeelskosten ten laste van de winst- en verliesrekening gebracht.

	Aantal aandelen
Uitstaand per 1 januari 2004	-
Toegekend	**1.530.000**
Uitgeoefend	-
Vervallen	**36.000**
Uitstaand per 31 december 2004	**1.494.000**

De reële waarde per aandeel was €13,10, zoals is bepaald door een extern adviesbureau.

Aandelenoptieregeling

Per 31 december 2004 staan optierechten uit op 8,6 miljoen (certificaten van) gewone aandelen Wolters Kluwer.

AANDELENOPTIEREGELINGEN	1999	2000	2001	2002	2003	2004	TOTAAL
EINDE UITOEFENPERIODE	2004 en 2005	2005	2006[22]	2007 en 2009	2010	2011	
Oorspronkelijk aantal opties	578.200	2.505.340	2.729.750	2.912.250	2.778.500	40.000	
Uitoefenkoers (gemiddeld) (€)	43,18	23,50	28,88	23,07	10,55	13,47	
Aantal uitstaande opties per 1 januari 2004	397.000	1.984.240	2.198.250	2.597.750	2.637.000	-	**9.814.240**
1UTATIES							
oegekende opties	-	-	-	-	-	40.000	**40.000**
rlopen/ingetrokken opties	(317.000)	(204.080)	(224.500)	(257.500)	(273.500)	-	**(1.276.580)**
tgeoefende opties	-	-	-	-	-	-	**-**
NTAL UITSTAANDE TIES PER ECEMBER 2004	**80.000**	**1.780.160**	**1.973.750**	**2.340.250**	**2.363.500**	**40.000**	**8.577.660**

Tot 1 januari 2004 kwamen de leden van de Raad van Bestuur en circa 550 managers in aanmerking voor een aandelenoptieregeling. Vóór 1 januari 2004 toegekende optierechten zijn niet afgeschaft. In 2004 zijn geen nieuwe aandelenopties toegekend met uitzondering van de op grond van een vertrekregeling uit 2003 aan een voormalig lid van de Raad van Bestuur toegekende 40.000 aandelenopties.

Opties worden toegekend tegen reële waarde per toekenningsdatum. Iedere optie geeft recht op de aankoop van één aandeel tegen de koers per toekenningsdatum. De uitoefenperiode begint tenminste twee jaar nadat de opties zijn toegekend tot maximaal vijf jaar of in sommige gevallen zes jaar. De looptijd van de na augustus 2002 toegekende opties is zeven jaar. Wolters Kluwer waardeert aandelenopties tegen intrinsieke waarde. Dienovereenkomstig zijn geen kosten opgenomen voor de toegekende opties.

Noot 23 - Verbonden partijen

Transacties met verbonden partijen worden op zakelijke grondslag verricht, op voorwaarden die vergelijkbaar zijn met die voor transacties met derden. In 2004 heeft de vennootschap de aandelen van de dochtermaatschappij Bohmann aan het management verkocht en hen een lening verstrekt ter financiering van deze transactie.

[22] De Franse optieplannen voor 2001 en 2002 verlopen respectievelijk in 2007 en 2008.

Noot 24 - Niet in de balans opgenomen verplichtingen

Per 31 december 2004 bedragen de jaarlijkse huur- en operationele leaseverplichtingen €79 miljoen (2003: €83 miljoen). De verplichtingen hebben een gemiddelde looptijd van circa 5,4 jaar (2003: 5,8 jaar).
Per 31 december 2004 bedragen de garantieverplichtingen inzake aan beroepsorganisaties te betalen royalties over de komende jaren circa €13 miljoen.
Op grond van artikel 403, boek 2 BW heeft de vennootschap zich hoofdelijk aansprakelijk gesteld voor de uit rechtshandelingen van een aantal dochterondernemingen voortvloeiende schulden. De daartoe strekkende verklaringen zijn ter inzage gelegd ten kantore van het Handelsregister waar de rechtspersoon waarvoor de aansprakelijkstelling is geschied, zijn zetel heeft.

De vennootschap heeft zich voor een totaal bedrag van €40 miljoen (2003: €49 miljoen) formeel garant gesteld voor bankkrediet faciliteiten verstrekt aan enkele buitenlandse deelnemingen. Per 31 december 2004 is €0,5 miljoen van deze kredietlijnen opgenomen.
Per 31 december 2004 zijn, op verzoek van Wolters Kluwer of haar dochterondernemingen, in totaal voor €6,4 miljoen (2003: €7,8 miljoen) aan overige bankgaranties verstrekt. Deze garanties hebben hoofdzakelijk betrekking op de huur van onroerend goed.
De vennootschap maakt voorts deel uit van een Nederlandse fiscale eenheid en is derhalve hoofdelijk aansprakelijk voor de belastingschulden van deze fiscale eenheid.
In december 2004 heeft de venootschap overeenstemming bereikt met Perot Systems Corporation inzake een zevenjarige overeenkomst voor data center management, back-office support en overige automatiseringsdiensten. De totale waarde van de overeenkomst bedraagt ongeveer €146 miljoen.

Noot 25 - Honoraria externe accountant

Het totale bedrag van de door onze externe accountant KPMG in rekening gebrachte honoraria voor diensten verleend in 2004 en 2003 is als volgt:

ACCOUNTANTSKOSTEN	2004	2003
Honoraria voor accountantscontrole	**5**	4
Honoraria voor controlegerelateerde diensten	**1**	1
Honoraria voor belastingadvies	**2**	2
Honoraria voor overige diensten	**-**	1
TOTAAL	**8**	**8**

De honoraria voor accountantscontrole betreffen vergoeding voor de controle van de geconsolideerde en de vennootschappelijke jaarrekening.
De honoraria voor controlegerelateerde diensten hebben voornamelijk te maken met acquisities en desinvesteringen, niet-verplichte certificeringsdiensten en advies op het gebied van verslaglegging (bijvoorbeeld met betrekking tot IFRS).

[23] Brutering is gerelateerd aan de inkomstenbelasting die voor rekening van de venootschap komt als gevolg van de overeenkomst tussen de vennootschap en mevrouw McKinstry inzake de belastingegalisatie voor salaris en overige uitkeringen betaald in 2004 (inclusief de bonus over 2003 welke uitbetaald is in 2004)
[24] De kosten, die ten laste van de venootschap zijn gekomen inzake het Long-Term Incentive Plan 2004 - 2006 zijn niet begrepen in de bezoldiging van de leden van de Raad van Bestuur omdat het om een voorwaardelijke toekenning gaat.
[25] De overige uitkeringen bestaan vooral uit een vergoeding voor huisvesting en schoolgeld voor de kinderen.
[26] Per 1 september 2003 is de heer Pieterse afgetreden als Voorzitter van de Raad van Bestuur.

Noot 26 - Bezoldiging van de Raad van Bestuur en Raad van Commissarissen

Voor meer informatie omtrent het bezoldigingsbeleid wordt verwezen naar het rapport van de Selectie- en remuneratiecommissie van de Raad van Commissarissen in dit jaarverslag.

Bezoldiging leden Raad van Bestuur

	Salaris	Bonus	Pensioen	Sociale verzekeringen	Overige uitkeringen	Brutering[23]	Totaal 2004[24]	Totaal 2003
(€ DUIZEND)								
N. McKinstry, *Voorzitter*	772	815	191	27	174[25]	158	**2.137**	1.603
B.L.J.M. Beerkens	525	473	100	11	29	-	**1.138**	367
J.M. Detailleur	449	404	248	90	79	-	**1.270**	1.310
H.J. Yarrington	646	582	39	18	22	-	**1.307**	1.283
R. Pieterse[26]	-	-	-	-	-	-	-	1.037
TOTAAL	**2.392**	**2.274**	**578**	**146**	**304**	**158**	**5.852**	**5.600**

Bovengenoemde bonussen over 2004 zijn gebaseerd op de prestaties in 2004 en zullen in 2005 worden uitbetaald.
In voorgaande jaren werd de daadwerkelijk betaalde bonus, die betrekking had op het prestatieniveau van het voorgaande jaar, vermeld in het remuneratieoverzicht van de Raad van Bestuur.
Bovengenoemde pensioenbijdragen over 2004 betreffen de pensioenlasten over 2004. In voorgaande jaren hadden de pensioenen vermeld in het remuneratieoverzicht van de Raad van Bestuur betrekking op daadwerkelijk betaalde pensioenpremies.
In 2004 heeft de vennootschap €0,6 miljoen betaald en 40.000 aandelenopties toegekend aan een voormalig lid van de Raad van Bestuur.

Per balansdatum hebben de heren J.M. Detailleur en H.J. Yarrington respectievelijk 802 en 404 certificaten van gewone aandelen in eigendom.

Long-Term Incentive Plan (LTIP) leden Raad van Bestuur

In 2004 zijn, onder de voorwaarden van het LTIP 2004-2006 (zie de toelichting onder noot 21 en het Remuneratierapport), aan de leden van de Raad van Bestuur de volgende aantallen aandelen (op basis van een pay-out van 100%) voorwaardelijk toegekend:

	Saldo per 1 januari 2004	Toegekend in 2004	Saldo per 31 december 2004
N. McKinstry	-	200.000	200.000
B.L.J.M. Beerkens	-	80.000	80.000
J.M. Detailleur	-	80.000	80.000
H.J. Yarrington	-	120.000	120.000
TOTAAL	-	**480.000**	**480.000**

De reële waarde per aandeel bedroeg €13,10. De periode tussen toekenning en het onvoorwaardelijk worden bedraagt drie jaar. Met H.J. Yarrington is echter overeengekomen dat hij zijn voorwaardelijk toegekende rechten reeds na twee jaar mag uitoefenen.

Aandelenopties Raad van Bestuur

	Toekenning	Uitoefenprijs (€)	1 januari 2004	Toegekend gedurende het jaar	Afgelopen gedurende het jaar	Uitgeoefend gedurende het jaar	31 december 2004	Einde uitoefen-periode
N. McKinstry	2001	29,16	100.000	-	-	-	100.000	2006
Voorzitter	2002	24,00	90.000	-	-	-	90.000	2007
	2002	18,27	80.000	-	-	-	80.000	2009
	2003	13,00	80.000	-	-	-	80.000	2010
B.L.J.M. Beerkens	2003	10,10	15.000	-	-	-	15.000	2010
	2003	13,00	40.000	-	-	-	40.000	2010
J.M. Detailleur	1999	43,18	80.000	-	-	-	80.000	2005
	2000	23,32	80.000	-	-	-	80.000	2005
	2000	24,06	32.400	-	-	-	32.400	2005
	2001	29,16	20.000	-	-	-	20.000	2006
	2001	29,16	60.000	-	-	-	60.000	2007
	2002	24,00	55.000	-	-	-	55.000	2008
	2002	24,00	5.000	-	-	-	5.000	2007
	2002	18,27	40.000	-	-	-	40.000	2009
	2003	13,00	40.000	-	-	-	40.000	2010
H.J. Yarrington	1999	43,18	80.000	-	(80.000)	-	0	2004
	2000	23,32	120.000	-	-	-	120.000	2005
	2000	24,06	36.800	-	-	-	36.800	2005
	2001	29,16	120.000	-	-	-	120.000	2006
	2002	24,00	90.000	-	-	-	90.000	2007
	2002	18,27	80.000	-	-	-	80.000	2009
	2003	13,00	80.000	-	-	-	80.000	2010
TOTAAL			**1.424.200**		**(80.000)**		**1.344.200**	

Bezoldiging leden Raad van Commissarissen

(€ DUIZEND)	Lid van Selectie- en remuneratie-commissie	Lid van Auditcommissie	Bezoldiging 2004	Bezoldiging 2003
H. de Ruiter *Voorzitter*			**48**	49
J.V.M. Pennings *Vice-voorzitter*			**40**	39
A. Baan			**38**	30
A.J.Frost			**30**	30
K.A.L.M Van Miert			**30**	30
H. Scheffers[27]			**34**	-
A.H.C.M. Walravens[28]			**-**	10
N.J. Westdijk			**35**	35
TOTAAL			**255**	**223**

De commissarissen hebben geen effectenbezit in Wolters Kluwer nv.

[27] De heer Scheffers werd tot lid van de Raad van Commissarissen benoemd door de Algemene Vergadering van Aandeelhouders op 21 april 2004.
[28] De heer Walravens is in april 2003 teruggetreden.

Jaarrekening Wolters Kluwer nv

WINST- EN VERLIESREKENING WOLTERS KLUWER NV

	2004		2003	
Resultaat deelnemingen na belastingen/overig netto resultaat		**135**		(69)
NETTORESULTAAT		**135**		**(69)**

BALANS WOLTERS KLUWER NV (VOOR RESULTAATBESTEMMING)

	2004		2003	
VASTE ACTIVA				
Immateriële vaste activa	**3**		3	
Materiële vaste activa	**2**		2	
Financiële vaste activa	**2.416**		2.719	
TOTAAL VASTE ACTIVA		**2.421**		2.724
VLOTTENDE ACTIVA				
Vorderingen	**543**		521	
Liquide middelen	**604**		343	
TOTAAL VLOTTENDE ACTIVA	**1.147**		864	
KORTLOPENDE SCHULDEN	**777**		290	
WERKKAPITAAL		**370**		574
WERKZAAM VERMOGEN		**2.791**		3.298
FINANCIERING				
Achtergestelde obligaties	**227**		410	
Obligaties	**1.142**		1.312	
Niet-achtergestelde converteerbare obligaties	**422**		490	
Perpetuele cumulatieve achtergestelde obligaties	**225**		225	
TOTAAL LANGLOPENDE SCHULDEN		**2.016**		2.437
Voorzieningen		**-**		-
Eigen vermogen (Zie noot 21)		**775**		861
TOTAAL FINANCIERING		**2.791**		**3.298**

ARTIKEL 29.2 VAN DE STATUTEN:
De Algemene Vergadering kan op voorstel van de Raad van Bestuur, dat is goedgekeurd door de Raad van Commissarissen, besluiten tot uitkeringen in geld of op de wijze als in lid 1 bedoeld, aan de houders van gewone aandelen ten laste van een of meer reserves die niet volgens de wet moeten worden aangehouden.

VOORGESTELDE KASUITKERING

€ MILJOEN	2004	2003
Voorgestelde kasuitkering	**164**	161
	164	161

Overeenkomstig artikel 29 van de statuten en met de goedkeuring van de Raad van Commissarissen zal aan de Algemene Vergadering van Aandeelhouders een voorstel worden gedaan om een uitkering te doen in contanten van een bedrag van €0,55 per aandeel of in aandelen (op basis van een verhouding die op 25 april 2005 vastgesteld en bekendgemaakt zal worden).

Gebeurtenissen na balansdatum

Op 12 januari 2005 heeft de vennootschap bekend gemaakt dat zij een overeenkomst met De Agostini Group heeft getekend voor de overname van De Agostini Professionale en UTET Professionale, onderdeel van De Agostini Editore in Italië. De Agostini Professionale en UTET Professionale zijn grote uitgeverijen op het gebied van openbaar bestuur en genieten een uitstekende reputatie in de juridische, fiscale en ondernemingsmarkten, met gevestigde merken zoals De Agostini, UTET, ETI en Leggi d'Italia. De overeenkomst voor de overname van De Agostini Professionale en UTET Professionale dient nog te worden goedgekeurd door de Italiaanse antitrust-autoriteiten.

Op 31 januari 2005 heeft Wolters Kluwer de acquisitie van PCi Corporation afgerond. Dit bedrijf levert diensten op het gebied van beheer van kredietverstrekking in de Verenigde Staten.

[29] Op de in deze bijlage opgenomen gegevens is geen accountantscontrole toegepast.

BIJLAGE[29]

Herziening van financiële gegevens over 2004 ingevolge de International Accounting Standards (IAS) en International Financial Reporting Standards (IFRS)

INLEIDING

Tot en met 2004 wordt de geconsolideerde jaarrekening van Wolters Kluwer opgesteld volgens de algemeen aanvaarde grondslagen voor financiële verslaggeving in Nederland (NL GAAP). Met de uitvaardiging van Verordening 1606/2002 heeft de Europese Commissie bepaald dat alle beursgenoteerde ondernemingen in de Europese Unie vanaf 1 januari 2005 verplicht zijn de geconsolideerde jaarrekening op te stellen volgens de International Accounting Standards (IAS) en International Financial Reporting Standards (IFRS). Derhalve is de eerste financiële rapportage van Wolters Kluwer volgens IFRS het eerste kwartaalverslag van 2005. Het jaarverslag 2005 zal het eerste jaarverslag zijn dat volgens de IFRS-richtlijnen wordt opgesteld. Aangezien de vennootschap vergelijkende cijfers over het voorgaande jaar opneemt in haar jaarrekening is 1 januari 2004 aangewezen als de overgangsdatum naar IFRS.
In deze bijlage wordt ten behoeve van de lezers van het financiële verslag van Wolters Kluwer een analyse gegeven van de gevolgen van de overgang naar IFRS.

De analyse bestaat uit de volgende onderdelen:

- Overzicht van de effecten;
- Benchmarkcijfers;
- Beschrijving van de wijzigingen in grondslagen voor de waardering en resultaatbepaling;
- Aansluitingen tussen NL GAAP en IFRS van:
  - Het eigen vermogen per 1 januari 2004 en per 31 december 2004;
  - De geconsolideerde balans per 1 januari 2004;
  - De geconsolideerde winst- en verliesrekening over 2004;
  - De geconsolideerde balans per 31 december 2004;
  - Het geconsolideerde kasstroomoverzicht over 2004;
  - Gesegmenteerde informatie.

De financiële gegevens zijn opgesteld op basis van de IFRS-richtlijnen waarvan verwacht wordt dat zij per 31 december 2005 van toepassing zullen zijn.
De IFRS-richtlijnen zijn nog altijd aan wijziging onderhevig onder invloed van de EU of de interpretaties en aanwijzingen van de IAS Board.
Wij verwerken eventuele wijzigingen in onze financiële gegevens zodra zij worden aangebracht. Als gevolg van het bovenstaande dienen de cijfers en de bespreking in deze bijlage te worden gelezen met enig voorbehoud; er kunnen mogelijk nog wijzigingen optreden. Bovendien voorziet IFRS 1 in een vrijstelling voor 2004 van de verplichting om de financiële gegevens aan te passen voor IAS 32 en IAS 39, waarin specifieke aanwijzingen worden gegeven voor de verwerking van financiële instrumenten. Wolters Kluwer heeft ervoor gekozen gebruik te maken van deze vrijstelling, als gevolg waarvan deze richtlijnen pas vanaf 1 januari 2005 toepassing zullen vinden in de IFRS-jaarrekening.
In verband met de bovengenoemde redenen is het mogelijk dat de in deze bijlage opgenomen gegevens geen indicatief beeld geven van de gevolgen van de toepassing van IFRS voor de toekomstige resultaten van Wolters Kluwer en de vermogenspositie van de onderneming.

OVERZICHT VAN DE EFFECTEN

In de afgelopen jaren is reeds een aantal belangrijke IFRS-richtlijnen verwerkt in de grondslagen voor financiële verslaggeving in Nederland. Op grond hiervan heeft Wolters Kluwer haar waarderingsgrondslagen voor de verwerking van omzet (RJ 270, vergelijkbaar met IAS 18) en pensioenen (RJ 271, vergelijkbaar met IAS 19) per 1 januari 2003 gewijzigd. Dientengevolge is de verwerking van de omzet niet gewijzigd per de overgangsdatum. Eveneens is de verandering van de verwerking van pensioenen beperkt.
Voor zover NL GAAP afwijkt van de IFRS-richtlijnen hebben wij aanpassingen in de waarderingsgrondslagen doorgevoerd zoals hierna uiteengezet. Voor zover de waarderingsgrondslagen niet wijzigen verwijzen wij naar pagina 59 tot en met 63 van het jaarverslag 2004.

De toepassing van IFRS zal voornamelijk effect hebben op het onderstaande:

- Beloningen in de vorm van aandelen
- Bedrijfscombinaties
- Presentatie
- Kasstroomoverzicht
- Belastingen
- Personeelsbeloningen
- Financiële instrumenten

Het dient te worden benadrukt dat IFRS niet van invloed is op de totale cash flow van de vennootschap. Bovendien zal de toepassing van IFRS naar verwachting geen effect hebben op het dividendbeleid, zoals eerder aangekondigd.

BENCHMARKCIJFERS

Naast de cijfers conform NL GAAP, neemt Wolters Kluwer ook gewone cijfers op die intern als belangrijke prestatie-indicatoren worden beschouwd ter meting van de onderliggende prestaties van onze kernactiviteiten. Wolters Kluwer is van plan deze benchmarkcijfers in de toekomst te blijven gebruiken zoals gebruikelijk is in de branche. De definitie van deze benchmarkcijfers zal niet veranderen ten gevolge van de toepassing van IFRS. Gewoon EBITA is het bedrijfsresultaat exclusief het effect van bijzondere herstructureringslast voortvloeiend uit de in oktober 2003 aangekondigde herstructureringen en acquisities en de kosten van verworven immateriële vaste activa.
Gewoon nettoresultaat is het netto resultaat exclusief het effect van bovengenoemde herstructureringslast, de kosten van verworven immateriële vaste activa, resultaat desinvesteringen en de daarmee samenhangende fiscale effecten.
Vrij besteedbare kasstroom is de kasstroom die wordt gegenereerd door de bedrijfsactiviteiten en beschikbaar is voor acquisities, dividenduitkeringen en de aflossing van schulden.
Gedurende 2005 zal het gebruik van de benchmarks opnieuw worden beoordeeld op basis van de ontwikkelingen in de branche.

Grondslagen voor waardering en resultaatbepaling

Voor de grondslagen voor waardering en resultaatbepaling wordt verwezen naar de grondslagen voor de geconsolideerde balans en winst- en verliesrekening.

TOELICHTING OP DE JAARREKENING VAN WOLTERS KLUWER NV

	2004	2003
FINANCIËLE VASTE ACTIVA		
Netto vermogenswaarde deelnemingen per 1 januari	**(531)**	63
Mutaties uit hoofde van resultaten	**61**	(119)
Mutaties uit hoofde van herwaarderingen en valutaverschillen	**34**	66
Mutaties uit hoofde van kapitaalstortingen	**115**	-
Mutaties uit hoofde van dividenduitkeringen	**(42)**	(541)
Netto vermogenswaarde deelnemingen per 31 december	**(363)**	(531)
Langlopende vorderingen op dochterondernemingen	**2.779**	3.250
	2.416	2.719
KORTLOPENDE SCHULDEN		
Schulden aan deelnemingen	**276**	110
Bankiers	**-**	56
Overige schulden	**148**	124
Achtergestelde obligaties	**353**	-
	777	290
VOORZIENINGEN		
Voorziening voor latente belastingen	**(4)**	(5)
Voorziening voor pensioenen	**1**	1
Voorziening voor reorganisaties/herstructureringen	**3**	4
	0	0

Bovenstaande voorzieningen hebben overwegend een langlopend karakter.

Amsterdam, 1 maart 2005

Raad van Bestuur Wolters Kluwer nv
N. McKinstry, *Voorzitter*
B.L.J.M. Beerkens
J.M. Detailleur

Raad van Commissarissen Wolters Kluwer nv
H. de Ruiter, *Voorzitter*
J.V.H. Pennings, *Vice-voorzitter*
A. Baan
A.J. Frost
K.A.L.M. Van Miert
H. Scheffers
N.J. Westdijk

Overige gegevens

Accountantsverklaring

OPDRACHT

Wij hebben de jaarrekening 2004 van Wolters Kluwer nv te Amsterdam gecontroleerd. De jaarrekening is opgesteld onder verantwoordelijkheid van de directie van de vennootschap. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

WERKZAAMHEDEN

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening.
Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de directie van de vennootschap daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

OORDEEL

Wij zijn van oordeel dat de jaarrekening van Wolters Kluwer nv een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2004 en van het resultaat over 2004 in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de jaarrekening zoals opgenomen in Titel 9 Boek 2 BW.

Amsterdam, 1 maart 2005
KPMG Accountants nv

Bestemming van het resultaat

ARTIKEL 28 VAN DE STATUTEN:

- **Lid 1**
  Uit de winst zoals deze blijkt uit de door de Algemene Vergadering vastgestelde jaarrekening wordt op de preferente aandelen een dividend uitgekeerd waarvan het percentage gelijk is aan dat van het gemiddelde van de rentevoet op basisherfinancieringstransacties van de Europese Centrale Bank - gewogen naar het aantal dagen waarover deze rentevoet gold - gedurende het boekjaar of deel van het boekjaar waarover het dividend wordt uitgekeerd, verhoogd met drie.
  Het dividend op laatst bedoelde preferente aandelen wordt op jaarbasis berekend over het gestorte gedeelte van het nominaal bedrag.
  Mocht de winst in enig jaar daartoe niet toereikend zijn, dan zal uit de winst van enig volgend jaar eerst aan de houders van preferente aandelen het nog ontbrekende dividend worden uitgekeerd, alvorens tot verdere winstverdeling wordt overgegaan. Op de preferente aandelen geschiedt geen verdere winstuitkering.
- **Lid 2**
  Vervolgens worden zodanige bedragen gereserveerd als de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, zal bepalen.
- **Lid 3**
  Het daarna overblijvende wordt als dividend op gewone aandelen uitgekeerd.
- **Lid 5**
  Uitkering van winst geschiedt na de vaststelling van de jaarrekening, waaruit blijkt dat zij geoorloofd is.
- **Lid 7**
  Indien over enig jaar verlies wordt geleden, wordt dat verlies op nieuwe rekening overgebracht ter verrekening met toekomstige winsten, en wordt over dat jaar geen dividend uitgekeerd. De Algemene Vergadering kan echter op voorstel van de Raad van Bestuur, dat is goedgekeurd door de Raad van Commissarissen, besluiten zulk een verlies te delgen door afboeking op een reserve, die niet volgens de wet moet worden aangehouden.

ARTIKEL 29.2 VAN DE STATUTEN:
De Algemene Vergadering kan op voorstel van de Raad van Bestuur, dat is goedgekeurd door de Raad van Commissarissen, besluiten tot uitkeringen in geld of op de wijze als in lid 1 bedoeld, aan de houders van gewone aandelen ten laste van een of meer reserves die niet volgens de wet moeten worden aangehouden.

VOORGESTELDE KASUITKERING

€ MILJOEN	2004	2003
Voorgestelde kasuitkering	**164**	161
	164	161

Overeenkomstig artikel 29 van de statuten en met de goedkeuring van de Raad van Commissarissen zal aan de Algemene Vergadering van Aandeelhouders een voorstel worden gedaan om een uitkering te doen in contanten van een bedrag van €0,55 per aandeel of in aandelen (op basis van een verhouding die op 25 april 2005 vastgesteld en bekendgemaakt zal worden).

Gebeurtenissen na balansdatum

Op 12 januari 2005 heeft de vennootschap bekend gemaakt dat zij een overeenkomst met De Agostini Group heeft getekend voor de overname van De Agostini Professionale en UTET Professionale, onderdeel van De Agostini Editore in Italië. De Agostini Professionale en UTET Professionale zijn grote uitgeverijen op het gebied van openbaar bestuur en genieten een uitstekende reputatie in de juridische, fiscale en ondernemingsmarkten, met gevestigde merken zoals De Agostini, UTET, ETI en Leggi d'Italia. De overeenkomst voor de overname van De Agostini Professionale en UTET Professionale dient nog te worden goedgekeurd door de Italiaanse antitrust-autoriteiten.

Op 31 januari 2005 heeft Wolters Kluwer de acquisitie van PCi Corporation afgerond. Dit bedrijf levert diensten op het gebied van beheer van kredietverstrekking in de Verenigde Staten.

BIJLAGE[29]

Herziening van financiële gegevens over 2004 ingevolge de International Accounting Standards (IAS) en International Financial Reporting Standards (IFRS)

INLEIDING

Tot en met 2004 wordt de geconsolideerde jaarrekening van Wolters Kluwer opgesteld volgens de algemeen aanvaarde grondslagen voor financiële verslaggeving in Nederland (NL GAAP). Met de uitvaardiging van Verordening 1606/2002 heeft de Europese Commissie bepaald dat alle beursgenoteerde ondernemingen in de Europese Unie vanaf 1 januari 2005 verplicht zijn de geconsolideerde jaarrekening op te stellen volgens de International Accounting Standards (IAS) en International Financial Reporting Standards (IFRS). Derhalve is de eerste financiële rapportage van Wolters Kluwer volgens IFRS het eerste kwartaalverslag van 2005. Het jaarverslag 2005 zal het eerste jaarverslag zijn dat volgens de IFRS-richtlijnen wordt opgesteld. Aangezien de vennootschap vergelijkende cijfers over het voorgaande jaar opneemt in haar jaarrekening is 1 januari 2004 aangewezen als de overgangsdatum naar IFRS.
In deze bijlage wordt ten behoeve van de lezers van het financiële verslag van Wolters Kluwer een analyse gegeven van de gevolgen van de overgang naar IFRS.

De analyse bestaat uit de volgende onderdelen:

- Overzicht van de effecten;
- Benchmarkcijfers;
- Beschrijving van de wijzigingen in grondslagen voor de waardering en resultaatbepaling;
- Aansluitingen tussen NL GAAP en IFRS van:
  - Het eigen vermogen per 1 januari 2004 en per 31 december 2004;
  - De geconsolideerde balans per 1 januari 2004;
  - De geconsolideerde winst- en verliesrekening over 2004;
  - De geconsolideerde balans per 31 december 2004;
  - Het geconsolideerde kasstroomoverzicht over 2004;
  - Gesegmenteerde informatie.

[29] Op de in deze bijlage opgenomen gegevens is geen accountantscontrole toegepast.

De financiële gegevens zijn opgesteld op basis van de IFRS-richtlijnen waarvan verwacht wordt dat zij per 31 december 2005 van toepassing zullen zijn.
De IFRS-richtlijnen zijn nog altijd aan wijziging onderhevig onder invloed van de EU of de interpretaties en aanwijzingen van de IAS Board.
Wij verwerken eventuele wijzigingen in onze financiële gegevens zodra zij worden aangebracht. Als gevolg van het bovenstaande dienen de cijfers en de bespreking in deze bijlage te worden gelezen met enig voorbehoud; er kunnen mogelijk nog wijzigingen optreden. Bovendien voorziet IFRS 1 in een vrijstelling voor 2004 van de verplichting om de financiële gegevens aan te passen voor IAS 32 en IAS 39, waarin specifieke aanwijzingen worden gegeven voor de verwerking van financiële instrumenten. Wolters Kluwer heeft ervoor gekozen gebruik te maken van deze vrijstelling, als gevolg waarvan deze richtlijnen pas vanaf 1 januari 2005 toepassing zullen vinden in de IFRS-jaarrekening.
In verband met de bovengenoemde redenen is het mogelijk dat de in deze bijlage opgenomen gegevens geen indicatief beeld geven van de gevolgen van de toepassing van IFRS voor de toekomstige resultaten van Wolters Kluwer en de vermogenspositie van de onderneming.

OVERZICHT VAN DE EFFECTEN

In de afgelopen jaren is reeds een aantal belangrijke IFRS-richtlijnen verwerkt in de grondslagen voor financiële verslaggeving in Nederland. Op grond hiervan heeft Wolters Kluwer haar waarderingsgrondslagen voor de verwerking van omzet (RJ 270, vergelijkbaar met IAS 18) en pensioenen (RJ 271, vergelijkbaar met IAS 19) per 1 januari 2003 gewijzigd. Dientengevolge is de verwerking van de omzet niet gewijzigd per de overgangsdatum. Eveneens is de verandering van de verwerking van pensioenen beperkt.
Voor zover NL GAAP afwijkt van de IFRS-richtlijnen hebben wij aanpassingen in de waarderingsgrondslagen doorgevoerd zoals hierna uiteengezet. Voor zover de waarderingsgrondslagen niet wijzigen verwijzen wij naar pagina 59 tot en met 63 van het jaarverslag 2004.

De toepassing van IFRS zal voornamelijk effect hebben op het onderstaande:
- Beloningen in de vorm van aandelen
- Bedrijfscombinaties
- Presentatie
- Kasstroomoverzicht
- Belastingen
- Personeelsbeloningen
- Financiële instrumenten

Het dient te worden benadrukt dat IFRS niet van invloed is op de totale cash flow van de vennootschap. Bovendien zal de toepassing van IFRS naar verwachting geen effect hebben op het dividendbeleid, zoals eerder aangekondigd.

BENCHMARKCIJFERS

Naast de cijfers conform NL GAAP, neemt Wolters Kluwer ook gewone cijfers op die intern als belangrijke prestatie-indicatoren worden beschouwd ter meting van de onderliggende prestaties van onze kernactiviteiten. Wolters Kluwer is van plan deze benchmarkcijfers in de toekomst te blijven gebruiken zoals gebruikelijk is in de branche. De definitie van deze benchmarkcijfers zal niet veranderen ten gevolge van de toepassing van IFRS. Gewoon EBITA is het bedrijfsresultaat exclusief het effect van bijzondere herstructureringslast voortvloeiend uit de in oktober 2003 aangekondigde herstructureringen en acquisities en de kosten van verworven immateriële vaste activa.
Gewoon nettoresultaat is het netto resultaat exclusief het effect van bovengenoemde herstructureringslast, de kosten van verworven immateriële vaste activa, resultaat desinvesteringen en de daarmee samenhangende fiscale effecten.
Vrij besteedbare kasstroom is de kasstroom die wordt gegenereerd door de bedrijfsactiviteiten en beschikbaar is voor acquisities, dividenduitkeringen en de aflossing van schulden.
Gedurende 2005 zal het gebruik van de benchmarks opnieuw worden beoordeeld op basis van de ontwikkelingen in de branche.

OVERZICHT VAN DE GEVOLGEN

€ MILJOEN	Gehele jaar 2004		
	IFRS	Dutch GAAP	Difference
Netto omzet	3.261	3.261	-
Bedrijfsresultaat	407	239	168
Nettoresultaat	311	135	176
WPA (Volledig verwaterd) (€)	1,04	0,46	0,58
Eigen vermogen per 1 januari 2004	652	861	(209)
Eigen vermogen per 31 december 2004	746	775	(29)
BENCHMARKCIJFERS			
Gewoon EBITA	516	521	(5)
Gewoon nettoresultaat	307	311	(4)
Gewone WPA (volledig verwaterd) (€)	1,02	1,04	(0,02)
Vrij besteedbare kasstroom	456	456	-

Beschrijving van de wijzigingen in de grondslagen voor de waardering en resultaatbepaling

Ingevolge IFRS 1 mogen ondernemingen bij de overgang naar IFRS een beroep doen op een of meer vrijstellingen.

Wolters Kluwer maakt gebruik van de volgende vrijstellingen:

a. Bedrijfscombinaties; de vennootschap heeft IFRS 3 niet met terugwerkende kracht toegepast op overnames vóór de overgangsdatum;
b. Personeelsbeloningen; de vennootschap heeft ervoor gekozen om alle actuariële resultaten per overgangsdatum te verwerken;
c. Cumulatieve valuta omrekeningsverschillen; de vennootschap heeft ervoor gekozen om per overgangsdatum de cumulatieve valuta omrekeningsverschillen voor alle buitenlandse activiteiten op nihil te waarderen;
d. Beloning in de vorm van aandelen; de vennootschap heeft ervoor gekozen om IFRS 2 inzake beloning in de vorm van aandelen niet toe te passen op aandelenopties die op of vóór 7 november 2002 zijn toegekend.

Wolters Kluwer heeft tevens besloten om de vergelijkende cijfers over 2004 niet aan te passen aan de vereisten van IAS 32 en IAS 39 inzake financiële instrumenten. Voor wat betreft samengestelde financiële instrumenten heeft de vennootschap ervoor gekozen om de twee componenten niet afzonderlijk te verantwoorden voor zover de vreemdvermogenscomponent op de overgangsdatum niet meer uitstaat.

IFRS 2, BELONING IN DE VORM VAN AANDELEN

IFRS 2 verplicht een entiteit de gevolgen van beloning in de vorm van aandelen in de winst- en verliesrekening en balans op te nemen.
Wolters Kluwer heeft besloten gebruik te maken van de door IFRS 1 geboden overgangsregeling op basis waarvan de toepassing van IFRS 2 op aandelenopties achterwege gelaten mag worden indien deze op of vóór 7 november 2002 zijn toegekend.
De aansluiting met IFRS heeft daarom alleen betrekking op de aandelenopties die na 7 november 2002 zijn toegekend. Hiervoor is een last van €3 miljoen opgenomen in de winst- en verliesrekening over 2004.
Ingevolge NL GAAP dienen ondernemingen ook de kosten van aandelen die (voorwaardelijk) zijn toegekend aan werknemers te verantwoorden.
In de NL GAAP-jaarrekening 2004 heeft Wolters Kluwer gekozen voor toepassing van de door IFRS 2 voorgeschreven methode voor de berekening van de kosten van het Long-Term Incentive Plan 2004-2006. Dientengevolge is er geen verschil tussen de Nederlandse grondslagen en IFRS.

IFRS 3, BEDRIJFSCOMBINATIES

Ingevolge IFRS 3 dient goodwill gewaardeerd te worden tegen kostprijs; de goodwill dient jaarlijks getoetst te worden op duurzame waardevermindering, of vaker indien gebeurtenissen of wijzigingen in omstandigheden erop wijzen dat de goodwill mogelijk een duurzame waardevermindering heeft ondergaan. Wolters Kluwer maakt gebruik van de overgangsregeling zoals voorzien in IFRS 1, waarbij het mogelijk is IFRS 3 vanaf 1 januari 2004 toe te passen. IFRS 3 en de bijbehorende overgangsregeling hebben tot gevolg dat alle volgens NL GAAP verantwoorde goodwill per 1 januari 2004 wordt bevroren. De amortisatie met betrekking tot goodwill is in de winst- en verliesrekening 2004 teruggedraaid. Dientengevolge is de amortisatielast van goodwill en uitgaverechten gedaald met €173 miljoen. Aangezien een deel van de goodwill ook fiscaal is afgeschreven, is de belastingbate tevens teruggedraaid in de winst- en verliesrekening. Hierdoor is de belastingdruk gestegen met €18 miljoen.
Het effect op het netto resultaat bedraagt €155 miljoen.
De uitgaverechten die zijn verkregen als gevolg van bedrijfscombinaties voldoen aan de criteria van IFRS 3.

De beoordeling van aanwijzingen voor een mogelijke duurzame waardevermindering die wordt voorgeschreven door IFRS komt overeen met de procedure die Wolters Kluwer voorheen heeft gevolgd met betrekking tot de goodwill en uitgaverechten ingevolge de Nederlandse grondslagen. De op de overgangsdatum uitgevoerde beoordeling heeft niet geleid tot de verantwoording van aanvullende waardeverminderingen.
Ingevolge IFRS kunnen reorganisatievoorzieningen niet meer als onderdeel van de verwerking van acquisities worden verantwoord.

IAS 1, PRESENTATIE VAN DE JAARREKENING

Saldering

Ingevolge IAS 1 mogen activa en passiva niet worden gesaldeerd, tenzij saldering op grond van een andere richtlijn of interpretatie is voorgeschreven of toegestaan.
Wolters Kluwer saldeerde ingevolge NL GAAP handelsdebiteuren en overlopende passiva voor zover de bedragen betrekking hadden op nog niet vervallen facturen voor abonnementen. Als gevolg van IAS 1 worden handelsdebiteuren en leveringsverplichtingen niet langer gesaldeerd, waarmee per 1 januari 2004 een bedrag van €218 miljoen gemoeid is, en per 31 december 2004 een bedrag €219 miljoen.

Latente belastingen

Latente belastingvorderingen worden opgenomen onder de financiële vaste activa. Dientengevolge is een bedrag van €37 miljoen geherrubriceerd van vorderingen naar financiële vaste activa per 1 januari 2004 (€34 miljoen per 31 december 2004).

Vorderingen uit hoofde van termijncontracten

Vorderingen uit hoofde van termijncontracten die naar verwachting na meer dan één jaar zullen worden gerealiseerd, dienen te worden opgenomen onder de financiële vaste activa. Dientengevolge is een bedrag van €219 miljoen geherrubriceerd van vorderingen naar financiële vaste activa per 1 januari 2004 (€136 miljoen per 31 december 2004).

IAS 7, KASSTROOMOVERZICHT

IAS 7 bevat richtlijnen voor de presentatie van het kasstroomoverzicht. Alle betalingen aan werknemers en leveranciers dienen te worden opgenomen als kasstromen uit operationele activiteiten. Als gevolg hiervan is de kasstroom uit acquisitievoorzieningen geherrubriceerd naar kasstroom uit operationele activiteiten.
Ontvangsten en betalingen uit termijncontracten dienen op dezelfde manier te worden gerubriceerd als de kasstromen uit de afgedekte posities. Wolters Kluwer heeft voornamelijk derivaten gebruikt ter dekking van de netto-investeringen in de Verenigde Staten. Dientengevolge zijn ontvangsten uit derivaten geherrubriceerd naar kasstromen uit investeringsactiviteiten.

IFRS 1/IAS 12, BELASTINGEN

Ingevolge IAS 12 dient een belastinglatentie te worden opgenomen voor vrijwel alle verschillen tussen de boekwaarde van een actief of verplichting volgens de bedrijfseconomische en fiscale balans. Een passieve belastinglatentie dient daarom te worden opgenomen met betrekking tot uitgaverechten die zijn verworven als onderdeel van een bedrijfscombinatie. Volgens de overgangsregels van IFRS, dienen de goodwill en de (boekwaarde van de) uitgaverechten niet te worden aangepast voor de overgang op IFRS, behalve in specifieke omstandigheden.

Op grond hiervan is geconcludeerd dat de passieve belastinglatentie op de uitgaverechten ten laste van het eigen vermogen moet worden gebracht.
Derhalve is een passieve belastinglatentie van €221 miljoen ten laste van het eigen vermogen gebracht voor de uitgaverechten die in de balans per 1 januari 2004 waren verantwoord. In 2004 is een bate opgenomen van €25 miljoen die samenhangt met belastingen op uitgaverechten. Hiervan is €3 miljoen verwerkt als resultaat op desinvesteringen. De invloed op het eigen vermogen per 31 december 2004 bedraagt derhalve €196 miljoen.
In 2004 werd €11 miljoen aan goodwill toegevoegd voor de latente belastingverplichting op de verworven uitgaverechten die in 2004 als zodanig zijn verantwoord.
Deze latente belastingverplichting zal naar verwachting niet leiden tot daadwerkelijke betalingen.

IAS 19, PERSONEELSBELONINGEN

Pensioenen

Sinds 1 januari 2003 past Wolters Kluwer RJ 271 toe. De gevolgen van deze richtlijn voor Wolters Kluwer zijn vergelijkbaar met die van IAS 19. Wolters Kluwer heeft ervoor gekozen om de overgangsregeling zoals voorzien in IFRS 1 toe te passen ten gevolge waarvan alle cumulatieve actuariële resultaten per 1 januari 2004 worden verantwoord in de voorziening; de amortisatiebaten van dergelijke actuariële resultaten onder NL GAAP in 2004 zijn daarom geëlimineerd uit de winst- en verliesrekening onder IFRS in 2004.

Als gevolg hiervan is de pensioenvoorziening op de balans per 1 januari 2004 gedaald met €23 miljoen. De pensioenkosten zijn met €2 miljoen toegenomen, hetgeen heeft geleid tot een daling van het nettoresultaat van 2004 met €1 miljoen, waarbij rekening is gehouden met een belastingbate van €1 miljoen. Bijgevolg is de pensioenvoorziening per 31 december 2004 gedaald met €21 miljoen.

Overige personeelsbeloningen

Ingevolge IAS 19 dient een voorziening te worden getroffen voor personeelsbeloningen zoals jubileumuitkeringen of andere voordelen die samenhangen met een langdurig dienstverband. Wolters Kluwer heeft deze lasten op kasbasis opgenomen, behalve voor een aantal ondernemingen die reeds een voorziening hebben opgenomen voor personeelsbeloningen. Deze voorzieningen werden voorheen als overige kortlopende verplichtingen verantwoord, en zullen worden geherrubriceerd naar voorzieningen onder IFRS. Dientengevolge heeft Wolters Kluwer een voorziening getroffen van €4 miljoen voor beloningen die samenhangen met een langdurig dienstverband.
Het effect van bovengenoemde correcties op het eigen vermogen, na aftrek van de daarop betrekking hebbende latente belastingen, is €12 miljoen.

Aansluiting tussen NL GAAP en IFRS

AANSLUITING EIGEN VERMOGEN PER 1 JANUARI 2004

Eigen vermogen per 1 januari 2004 ingevolge NL GAAP	861
Belastingen	(221)
Personeelsbeloningen	12
EIGEN VERMOGEN INGEVOLGE IFRS PER 1 JANUARI 2004	**652**

AANSLUITING EIGEN VERMOGEN PER 31 DECEMBER 2004

Eigen vermogen per 31 december 2004 ingevolge NL GAAP	775
Bedrijfscombinaties	155
Belastingen	(196)
Personeelsbeloningen	11
Valutaverschillen	1
EIGEN VERMOGEN INGEVOLGE IFRS PER 31 DECEMBER 2004	**746**

PER 1 JANUARI 2005 TOE TE PASSEN IFRS-RICHTLIJNEN: IAS 32 EN IAS 39, FINANCIËLE INSTRUMENTEN

IAS 32 en IAS 39 bevat richtlijnen voor de presentatie, toelichting en waardering van financiële instrumenten. IFRS 1 bevat een vrijstelling van de verplichting om de vergelijkende cijfers over 2004 aan te passen conform IAS 32 en IAS 39. Aangezien Wolters Kluwer een beroep doet op deze vrijstelling zijn de Nederlandse richtlijnen consequent toegepast in de IFRS-jaarrekening 2004.
Op grond van IFRS 1 heeft Wolters Kluwer tevens besloten om de afzonderlijke componenten van de converteerbare obligatie niet te verwerken voor zover de converteerbare obligatie per 1 januari 2005 niet meer uitstaat.
De belangrijkste gevolgen van de toepassing van IAS 32 en IAS 39 zijn voor Wolters Kluwer:

- Waardering van derivaten tegen reële waarde. Tenzij hedge accounting wordt toegepast, zullen mutaties in de reële waarde effect hebben op het nettoresultaat;
- Verantwoording van de converteerbare obligatie als een samengesteld financieel instrument voor zover deze per 1 januari 2005 uitstaat en, dientengevolge, scheiding van de converteerbare obligatie in afzonderlijke financiële componenten;
- Waardering van financiële activa en passiva, die de volledige looptijd worden aangehouden tegen de geamortiseerde kostprijs inclusief de transactiekosten, tenzij hedge accounting wordt toegepast.

Per 1 januari 2005 wordt het effect voor belastingen van de toepassing van IAS 32 en IAS 39 op het eigen vermogen geschat op ongeveer €35 miljoen positief.
De toepassing van deze standaarden zal resulteren in een grotere volatiliteit van de resultaten van Wolters Kluwer. Als gevolg van de toepassing van IAS 32 en IAS 39 zullen de financieringslasten naar verwachting toenemen met ongeveer €15 miljoen in 2005. De verantwoording van de converteerbare obligatie als een samengesteld financieel instrument en de daaruit voortvloeiende waardering van de schuldcomponent tegen de geamortiseerde kostprijs leiden in 2005 tot een aanvullende rentelast van circa €10 miljoen. Deze aanvullende last zal geen effect hebben op de kasstroom uit financieringsactiviteiten. De toepassing van deze standaarden op de derivatenportefeuille zal naar verwachting leiden tot een extra rentelast van circa €5 miljoen. Dit bevat niet de mutaties van de reële waarden die in de winst- en verliesrekening verwerkt moeten worden omdat hedge accounting niet wordt toegepast. Die mutaties van de reële waarden zijn afhankelijk van de ontwikkelingen in 2005 van de werkelijke rentevoeten en valutakoersen.

Geconsolideerde balans per 1 januari 2004

	1 januari 2004 NL GAAP	Belastingen IAS 12	Personeels-beloningen IAS 19	Presentatie IAS 1	1 januari 2004 IFRS
VASTE ACTIVA					
Immateriële vaste activa	3.042				3.042
Materiële vaste activa	243				243
Financiële vaste activa	14			256	270
TOTAAL VASTE ACTIVA	3.299			256	3.555
VLOTTENDE ACTIVA					
Voorraden	146				146
Vorderingen	1.195			(251)	944
Liquide middelen	404				404
TOTAAL VLOTTENDE ACTIVA	1.745			(251)	1.494
KORTLOPENDE SCHULDEN					
Leveringsverplichtingen	617			218	835
Handelscrediteuren	268				268
Overige kortlopende passiva	468		(1)		467
TOTAAL KORTLOPENDE SCHULDEN	1.353		(1)	218	1.570
WERKKAPITAAL	392		1	(469)	(76)
WERKZAAM VERMOGEN	**3.691**	-	**1**	**(213)**	**3.479**

	1 januari 2004 NL GAAP	Belastingen IAS 12	Personeels-beloningen IAS 19	Presentatie IAS 1	1 januari 2004 IFRS
LANGLOPENDE SCHULDEN	2.521				2.521
VOORZIENINGEN					
Voorziening voor pensioenen	227		(23)		204
Voorziening voor langdurig dienstverband	-		4		4
Overige verplichtingen na einde dienstverband	28				28
Reorganisatie-/herstructureringsverplichtingen	43				43
Latente belastingen	8	221	8	(213)	24
TOTAAL VOORZIENINGEN	306	221	(11)	(213)	303
GROEPSVERMOGEN					
Geplaatst aandelenkapitaal	35				35
Agioreserve	92				92
Niet-uitkeerbare reserve voor omrekeningsverschillen	-				-
Overige reserves	734	(221)	12		525
EIGEN VERMOGEN	*861*	*(221)*	*12*		652
Aandeel derden	3				3
TOTAAL GROEPSVERMOGEN	864	(221)	12		655
TOTAAL FINANCIERING	**3.691**	**0**	**1**	**(213)**	**3.479**

Geconsolideerde winst- en verliesrekening 2004

	2004 NL GAAP	Bedrijfs-combinaties IFRS 3	Belastingen IAS 12	Beloning in aandelen IFRS 2	Personeels-beloningen IAS 19	2004 IFRS
Netto omzet	3.261					3.261
Kostprijs van de omzet	1.243					1.243
BRUTO-OMZETRESULTAAT	2.018					2.018
Verkoopkosten	532					532
Algemene beheerskosten						
- Algemene operationele kosten	965			3	2	970
- Amortisatie goodwill en uitgaverechten	238	(173)				65
- Bijzondere herstructureringslast	44					44
Som der bedrijfslasten	1.779	(173)		3	2	1.611
BEDRIJFSRESULTAAT	239	173	-	(3)	(2)	407
Resultaat desinvesteringen	71		3			74
Opbrengst van effecten	6					6
Rentebaten	14					14
Rentelasten	(111)					(111)
RESULTAAT VOOR BELASTINGEN	219	173	3	(3)	(2)	390
Belastingen	(85)	(18)	22		1	(80)
Aandeel in winst/(verlies) van ondernemingen waarin wordt deelgenomen	1					1
RESULTAAT NA BELASTINGEN	135	155	25	(3)	(1)	311
Aandeel derden	-					-
NETTORESULTAAT	**135**	**155**	**25**	**(3)**	**(1)**	**311**
Winst per aandeel (€)	0,46					1,05
Verwaterde winst per aandeel (€)	0,46					1,04

Geconsolideerde balans per 31 december 2004

	31 december 2004 NL GAAP	Bedrijfs-combinaties IFRS 3	Belastingen IAS 12	Beloning in aandelen IFRS 2	Personeels-beloningen IAS 19	Presentatie IAS 1	Koers-verschillen	31 december 2004 IFRS
VASTE ACTIVA								
Immateriële vaste activa	2.639	173	11				(11)	2.812
Materiële vaste activa	208							208
Financiële vaste activa	97					170		267
TOTAAL VASTE ACTIVA	2.944	173	11			170	(11)	3.287
VLOTTENDE ACTIVA								
Voorraden	134							134
Vorderingen	1.031					(135)		896
Liquide middelen	687							687
TOTAAL VLOTTENDE ACTIVA	1.852					(135)		1.717
KORTLOPENDE SCHULDEN								
Leveringsverplichtingen	586					219		805
Handelscrediteuren	318							318
Overige kortlopende schulden	800				(1)			799
TOTAAL KORTLOPENDE SCHULDEN	1.704				(1)	219		1.922
WERKKAPITAAL	148				1	(354)		(205)
WERKZAAM VERMOGEN	**3.092**	**173**	**11**	**0**	**1**	**(184)**	**(11)**	**3.082**

	31 december 2004 NL GAAP	Bedrijfs-combinaties IFRS 3	Belastingen IAS 12	Beloning in aandelen IFRS 2	Personeels-beloningen IAS 19	Presentatie IAS 1	Koers-verschillen	31 december 2004 IFRS
LANGLOPENDE SCHULDEN	2.093							2.093
VOORZIENINGEN	148				(21)			127
Voorziening voor pensioenen					4			4
Voorziening voor langdurig dienstverband	27							27
Overige verplichtingen na einde dienstverband	33							33
Reorganisatie-/herstructureringsverplichtingen	10	18	207		7	(184)	(12)	46
Latente belastingen								
TOTAAL VOORZIENINGEN	218	18	207		(10)	(184)	(12)	237
GROEPSVERMOGEN								
Geplaatst aandelenkapitaal	36							36
Agioreserve	91							91
Niet-uitkeerbare reserve voor omrekeningsverschillen	(148)						1	(147)
Overige reserves	661		(221)	3	12			455
Onverdeeld nettoresultaat	135	155	25	(3)	(1)			311
EIGEN VERMOGEN	*775*	*155*	*(196)*	*0*	*11*		*1*	*746*
Aandeel derden	6							6
TOTAAL GROEPSVERMOGEN	781	155	(196)	0	11			752
TOTAAL FINANCIERING	**3.092**	**173**	**11**	**0**	**1**	**(184)**	**(11)**	**3.082**

Geconsolideerd kasstroomoverzicht over 2004

	Gehele jaar 2004		
	NL GAAP	HERZIEN-INGEN	IFRS
Bedrijfsresultaat	239	168	407
Afschrijvingen	103		103
Amortisatie goodwill en uitgaverechten	238	(173)	65
Bijzondere herstructureringslast	44		44
Autonome veranderingen in werkkapitaal	107		107
KASSTROOM UIT BEDRIJFSOPERATIES	731	(5)	726
Betaalde financieringslasten	(62)		(62)
Betaalde vennootschapsbelasting	(83)		(83)
Aanwending van reorganisatievoorzieningen	(55)	(5)	(60)
Overige	3	5	8
KASSTROOM UIT OPERATIONELE ACTIVITEITEN	534	(5)	529
Netto-investeringen in vaste activa	(73)		(73)
Aanwending van acquisitievoorzieningen	(5)	5	0
Acquisitiebestedingen	(56)		(56)
Ontvangsten uit desinvesteringen	(5)		(5)
Kasstroom uit derivaten	-	35	35
KASSTROOM UIT INVESTERINGSACTIVITEITEN	(139)	40	(99)
KASSTROOMOVERSCHOT	395	35	430
Kasstroom uit derivaten	35	(35)	0
Mutaties langlopende leningen	(418)		(418)
Mutaties kortlopende leningen	353		353
Dividenduitkeringen	(83)		(83)
Dividend op eigen aandelen	2		2
Ingekochte aandelen	-		-
KASSTROOM UIT FINANCIERINGSACTIVITEITEN	(111)	(35)	(146)
NETTOKASSTROOM	284	0	284
Liquide middelen per 1 januari	404		404
Koersverschillen op liquide middelen	(1)		(1)
LIQUIDE MIDDELEN PER 31 DECEMBER	**687**	**0**	**687**

Gesegmenteerde informatie

	Gehele jaar 2004		
	NL GAAP	HERZIEN-INGEN	IFRS
NETTO OMZET			
Health	623		623
Corporate & Financial Services	437		437
Tax, Accounting & Legal	596		596
Legal, Tax & Regulatory Europe	1.296		1.296
Education	309		309
TOTAAL NETTO OMZET	3.261	0	3.261
BEDRIJFSRESULTAAT			
Health	51	39	90
Corporate & Financial Services	58	14	72
Tax, Accounting & Legal	31	71	102
Legal, Tax & Regulatory Europe	97	35	132
Education	47	4	51
Corporate	(45)	5	(40)
TOTAAL BEDRIJFSRESULTAAT	239	168	407
GEWOON EBITA			
Health	103		103
Corporate & Financial Services	83	(1)	82
Tax, Accounting & Legal	139	(1)	138
Legal, Tax & Regulatory Europe	183		183
Education	52		52
Corporate	(39)	(3)	(42)
TOTAAL GEWOON EBITA	521	(5)	516

Ingevolge IFRS is het bedrijfsresultaat over 2004 per saldo €168 miljoen hoger vanwege het terugdraaien van de amortisatie op goodwill (€173 miljoen), de hogere pensioenlasten bij de Divisies Tax, Accounting & Legal (€1 miljoen) en Corporate & Financial Services (€1 miljoen) en de kosten van de beloning in de vorm van aandelen (€3 miljoen) bij Corporate, welke betrekking hebben op de in 2003 verstrekte aandelenopties.

Gewoon EBITA is herzien voor pensioenlasten bij Tax, Accounting & Legal (€1 miljoen) en Corporate & Financial Services (€1 miljoen) en voor de kosten van de beloning in de vorm van aandelen (€3 miljoen) bij Corporate voor de in 2003 verstrekte aandelenopties.

Aansluiting benchmarkcijfers

	Gehele jaar 2004		
	NL GAAP	HERZIEN-INGEN	IFRS
AANSLUITING VAN BEDRIJFSRESULTAAT MET GEWOON EBITA			
Bedrijfsresultaat	239	168	407
Amortisatie goodwill en uitgaverechten	238	(173)	65
Bijzondere herstructureringslast	44		44
GEWOON EBITA	521	(5)	516
AANSLUITING VAN NETTORESULTAAT MET GEWOON NETTORESULTAAT			
Resultaat na belastingen	135	176	311
Amortisatie goodwill en uitgaverechten	238	(173)	65
Belastingen over amortisatie goodwill en uitgaverechten	(21)	(4)	(25)
Bijzondere overige opbrengsten/resultaat desinvesteringen (na belastingen)	(70)	(3)	(73)
Bijzondere herstructureringslast (na belastingen)	29		29
GEWOON NETTORESULTAAT (B)	311	(4)	307
AANSLUITING VAN RENDEMENT OP GEINVESTEERD VERMOGEN (ROIC)			
Gewoon EBITA	521	(5)	516
Toegerekende belastingen	(148)	1	(147)
Nettobedrijfsresultaat na belastingen (NOPAT)	373	(4)	369
Gemiddeld geïnvesteerd vermogen	5.468	(5)	5.463
ROIC (NOPAT/GEMIDDELD GEÏNVESTEERD VERMOGEN) (%)	6,8		6,8
AANSLUITING VAN KASSTROOM UIT OPERATIONELE ACTIVITEITEN MET VRIJ BESTEEDBARE KASSTROOM			
Kasstroom uit operationele activiteiten	534	(5)	529
Netto-investeringen in vaste activa	(73)		(73)
Aanwending van acquisitievoorzieningen	(5)	5	0
VRIJ BESTEEDBARE KASSTROOM	456	0	456

	Gehele jaar 2004		
	NL GAAP	HERZIEN-INGEN	IFRS
GEGEVENS PER AANDEEL			
Gewogen gemiddeld aantal aandelen (x miljoen) (D)	295,6	-	295,6
Verwaterd gewogen gemiddeld aantal aandelen (x miljoen) (E)	310,1	-	310,1
Correctie op het resultaat van 2,5% converteerbare obligatieleningen (na belastingen) op veronderstelde conversie (F) (€ miljoen)	11,2	-	11,2
Gewone WPA (B/D) (€)	1,05	(0,01)	1,04
Verwaterde gewone WPA (minimum van gewone WPA en [(B+F)/E]) (€)	1,04	(0,02)	1,02

Kerncijfers

	2004	2003	2002 Herzien[30]	2001	2000	1999	1998	1997	1996	1995
Netto omzet	**3.261**	3.436	3.969	3.837	3.664	3.081	2.739	2.364	1.958	1.336
Bedrijfsresultaat	**239**	91	264	459	514	692	600	504	381	276
Nettoresultaat	**135**	(69)	382	140	186	358	309	263	217	205
Gewoon EBITDA	**624**	722	881	919	878	813	732	613	472	303
Gewoon EBITA	**521**	610	763	812	789	735	668	552	421	276
Gewoon nettoresultaat	**311**	349	442	436	412	410				
(Voorgesteld) dividend/contant dividend	**164**	161	156	150	140	128	110	93	76	66
Dividendvoorstel in % van gewoon nettoresultaat	**52,7**	46,1	35,3	34,4	34,0	31,2				
Pay-out in % van nettoresultaat	**121,5**	n.v.t.	40,8	107,1	75,3	35,7	35,7	35,4	35,1	32
Vrij besteedbare kasstroom	**456**	393	400	328	363	386				
Liquiditeitenconversieverhouding	**1,26**	1,09	0,91							
Eigen vermogen	**775**	861	1.278	1.379	1.146	1.488	1.011	823	541	333
Garantievermogen[31]	**1.233**	1.499	2.100	2.200	1.744	2.089	1.616	1.243	731	333
Netto (rentedragend) vreemd vermogen[32]	**1.527**	1.900	2.664	2.821	2.614	2.363	2.202	1.659	1.364	
Werkzaam vermogen	**3.092**	3.691	4.590	4.779	3.951	4.132	3.531	2.668	2.141	391
Totaal vermogen	**4.796**	5.044	6.161	6.520	5.792	5.696	4.743	3.771	3.061	
Amortisatie goodwill en uitgaverechten	**238**	423	415	353	275	89	68	48	30	
Netto-investeringen in vaste activa	**73**	92	147	151	124	117	74	96	51	39
Afschrijvingen	**103**	112	118	107	89	78	64	60	51	27
VERHOUDINGSCIJFERS (%)										
Procentuele toename van:										
Netto omzet	**(5,1)**	(13,4)	1,5	4,7	18,9	12,5	15,9	20,7	46,6	7,6
Gewoon EBITDA	**(13,6)**	(18,0)	(2,5)	4,7	8,1	11,0	19,4	29,9	55,7	11,8
Gewoon EBITA	**(14,6)**	(20,0)	(4,3)	2,9	7,3	10,1	20,9	31,3	52,4	12,0
Gewoon nettoresultaat	**(10,9)**	(21,0)	4,0	5,7	0,5					
Nettoresultaat	**295,7**	(118,1)	134,4	(24,7)	(48,0)	15,9	17,6	21,0	5,9	
IN % VAN DE OMZET:										
Gewoon EBITDA	**19,1**	21,0	22,0	23,9	24,0	26,4	26,7	25,9	24,1	22,7
Gewoon EBITA	**16,0**	17,8	19,2	21,2	21,5	23,9	24,4	23,4	21,5	20,7
Gewoon nettoresultaat	**9,5**	10,2	11,1	11,4	11,3	13,3				
Nettoresultaat	**4,1**	(2,0)	9,6	3,7	5,1	11,6	11,3	11,1	11,1	
ROIC	**6,8**	7,1	8,1							
Netto rentedekking[33]	**5,4**	5,4	5,5	4,5	4,4	5,1	5,3	5,5	5,6	
Netto vreemd vermogen:										
Eigen vermogen[34]	**2,0**	2,2	2,1	2,0	2,3	1,6	2,2	2,0	2,5	
Eigen vermogen/werkzaam vermogen	**0,25**	0,23	0,28	0,29	0,29	0,36	0,29	0,31	0,25	0,85
Aansprakelijk vermogen/totaal vermogen	**0,26**	0,30	0,34	0,34	0,30	0,37	0,34	0,33	0,24	

	2004	2003	2002 Herzien[30]	2001	2000	1999	1998	1997	1996	1995
GEGEVENS PER AANDEEL (€)										
Op basis van volledige verwatering:										
Verwaterde WPA	**0,46**	(0,24)	1,30	0,52	0,68	1,29	1,12	0,96	0,80	0,76
Verwaterde gewone WPA	**1,04**	1,18	1,50	1,54	1,47	1,48	1,34	1,13	0,90	0,76
Verwaterde vrij besteedbare kasstroom	**1,51**	1,32	1,36	1,17	1,30	1,39				
Gewogen gemiddeld aantal aandelen - volledig verwaterd (x miljoen)	**310,1**	309,3	306,2	289,7	284,2	281,2	278,9	276,7	273,2	269,5
Gewone WPA	**1,05**	1,20	1,56	1,55	1,48	1,48	1,34	1,13	0,90	0,77
WPA	**0,46**	(0,24)	1,34	0,50	0,67	1,29	1,12	0,96	0,80	0,77
Vrij besteedbare kasstroom per aandeel	**1,54**	1,36	1,41	1,16	1,30	1,39				
Dividend/kasuitkering per aandeel[35]	**0,55**	0,55	0,55	0,53	0,50	0,46	0,40	0,34	0,28	0,25
Gewogen gemiddeld aantal geplaatste aandelen (x miljoen)	**295,6**	289,8	284,3	281,8	279,4	277,2	274,8	272,7	270,0	266,4
BEURSKOERSEN										
Hoogste koers	**15,55**	17,35	26,45	33,00	44,30	48,56	45,72	33,09	26,43	17,23
Laagste koers	**11,90**	8,66	13,40	20,51	20,10	27,30	28,54	23,84	16,93	13,36
Koers per 31 december	**14,77**	12,40	16,60	25,60	29,04	33,60	45,58	29,71	26,04	17,22
Gemiddelde dagomzet Wolters Kluwer op Euronext Amsterdam nv in aantal aandelen (x 1,000)	**1.245**	1.660	1.129	2.037	2.750	2.160	2.100	1.492	1.192	1.132
PERSONEEL										
Aantal medewerkers per 31 december	**18.393**	19.689	20.833	20.297	19.209	18.793	17.431	15.385	14.948	8.993
In FTE's per 31 december	**17.515**	18.687	19.617	19.317	18.269	17.812	16.505	14.538	14.010	8.369
In FTE's gemiddeld per jaar	**18.270**	19.540	20.284	19.766	19.009	17.452	16.297	14.543	13.768	8.523

[30] De cijfers over 2002 zijn herzien op basis van de in 2003 ingevoerde grondslagen voor waardering en resultaatbepaling.

[31] *Garantievermogen* wordt gedefinieerd als het totaal van achtergestelde obligaties, perpetuele cumulatieve achtergestelde obligaties en het totaal groepsvermogen.

[32] *Netto (rentedragend) vreemd vermogen* wordt gedefinieerd als de som van langlopende leningen, niet-achtergestelde converteerbare obligaties, perpetuele cumulatieve achtergestelde obligaties, geldleningen minus liquide middelen en de waarde van de daarmee samenhangende swaps en valutatermijncontracten.

[33] *Netto rentedekking* is de verhouding tussen bedrijfsresultaat voor amortisatie immateriële vaste activa en bijzondere baten en lasten (gewoon EBITA) versus de nettorentelasten.

[34] *Netto vreemd vermogen/eigen vermogen* wordt gedefinieerd als netto (rentedragende) schulden als percentage van het eigen vermogen.

[35] Voorgesteld dividend/kasuitkering dividend per aandeel.

Kalender 2005

Vergadering Stichting Administratiekantoor	1 februari
Jaarcijfers 2004	2 maart
Publicatie jaarverslag 2004	21 maart
Jaarlijkse Algemene Vergadering van Aandeelhouders	14 april
Ex-dividenddatum	18 april
Cijfers 2005	
1e kwartaal	11 mei
Halfjaarcijfers	3 augustus
3e kwartaal	9 november

Contactgegevens

Wolters Kluwer nv
Apollolaan 153
Postbus 75248
1070 AE Amsterdam
T 020 6070 400
F 020 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Kamer van Koophandel te Amsterdam
Handelsregister nr. 33.202.517

Corporate Communications
T 020 6070 459
F 020 6070 490
press@wolterskluwer.com

Investor relations
T 020 6070 407
F 020 6070 499
ir@wolterskluwer.com

Stichting Administratiekantoor Wolters Kluwer (Wolters Kluwer Trust Office)
p/a N.V. Algemeen Nederlands Trustkantoor ANT
Herengracht 420
Postbus 11063
1001 GB Amsterdam
trustoffice@wolterskluwer.com

Externe accountant
KPMG Accountants nv
Burgemeester Rijnderslaan 20, Amstelveen
Postbus 74500
1070 DB Amsterdam
www.kpmg.com

Informatie over het jaarverslag

Dit jaarverslag is beschikbaar in het Nederlands en Engels, de Engelse versie is tevens beschikbaar op cd-rom, als website en als PDF op www.wolterskluwer.com.

In het geval van een verschil tussen de Nederlandse en de Engelse versie van het jaarverslag, is de Nederlandse versie leidend.

Creatie, DTP, prepress: NEROC'VGM, Amsterdam.
Druk: Boom Planeta, Haarlem

PAPIER
Dit jaarverslag is gedrukt op Hello Silk triple coated paper (gebleekt zonder gebruik van chlorine en volledig recyclebaar), geproduceerd door Sappi conform EMAS 1999 en ISO 14001

VERTALING
Nederlandse vertaling: Tadema & Van der Weert vertalingen

FOTOGRAFIE
Fotografie van de leden van de Raad van Bestuur en de Raad van Commisarissen en de Divisie directeuren:
Taco Anema/Hollandse Hoogte

File No. 82-2683

Agenda Algemene Vergadering van Aandeelhouders
Voorstel statutenwijziging

Wolters Kluwer

Toelichting op de agenda

2. JAARVERSLAG 2004 EN DIVIDEND

In deze agendapunten is opgenomen het voorstel tot vaststelling van de jaarrekening over het jaar 2004 en tot uitkering van een dividend van €0,55 per gewoon aandeel in contanten (voorzover nodig ten laste van de vrije reserves) of, ter keuze van de aandeel- of certificaathouders in de vorm van (certificaten van) gewone aandelen ten laste van de agioreserve of desgewenst ten laste van de overige reserves.
Conform de aanbeveling in de Nederlandse Corporate Governance Code is het reserverings- en dividendbeleid geagendeerd ter bespreking. Zoals aangekondigd op pagina 17 van het Jaarverslag 2004 heeft Wolters Kluwer de intentie om de komende jaren uit de na de reservering resterende winst een dividend van €0,55 per gewoon aandeel per jaar uit te keren, op voorwaarde dat er een dividend dekkingsfactor is van ten minste 1,5. Dividend dekkingsfactor is gedefinieerd als het aantal malen dat het dividend kan worden uitgekeerd uit het gewoon nettoresultaat. Wolters Kluwer is van plan de keuze mogelijkheid voor aandeel- en certificaathouders tussen een uitkering in contanten of in (certificaten van) aandelen te continueren.

3. VOORSTEL TOT GOEDKEURING VAN HET DOOR DE RAAD VAN BESTUUR GEVOERDE BESTUUR EN HET DOOR DE RAAD VAN COMMISSARISSEN UITGEOEFENDE TOEZICHT

Zoals aanbevolen door de Commissie Corporate Governance zijn de voorstellen tot goedkeuring van het door de Raad van Bestuur gevoerde beleid en het door de Raad van Commissarissen uitgeoefende toezicht, aparte agendapunten. Goedkeuring strekt de leden van de Raad van Bestuur en Raad van Commissarissen tot decharge voor alle handelingen waarvan uit de jaarrekening blijkt of waarvan het resultaat daarin is verwerkt.

4. CORPORATE GOVERNANCE

Het hoofdstuk over corporate governance op pagina 36 van het Jaarverslag 2004 wordt onder dit agendapunt ter bespreking aan de orde gesteld.

5. VOORSTEL TOT WIJZIGING VAN DE STATUTEN

Voorgesteld wordt de statuten van Wolters Kluwer te wijzigen teneinde deze in overeenstemming te brengen met de Nederlandse Corporate Governance Code en met de op 1 oktober 2004 in werking getreden wet "Wijziging van Boek 2 in verband met de aanpassing van de structuurregeling".

Het voorstel tot wijziging van de statuten alsmede een toelichtende notitie liggen ter inzage bij het kantoor van Fortis Bank (Nederland) nv, Rokin 55 te Amsterdam en ten kantore van Wolters Kluwer nv, Apollolaan 153 te Amsterdam. Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch worden aangevraagd bij ABN AMRO Servicedesk, telefoon 076 5799455 en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, afdeling Corporate Communications, Postbus 75248, 1070 AE Amsterdam (telefoon 020 6070469, fax 020 6070490, e-mail info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: www.wolterskluwer.com.

6. SAMENSTELLING RAAD VAN COMMISSARISSEN

a. *Voorstel tot herbenoeming van mevrouw A.J. Frost als lid van de Raad van Commissarissen*
Mevrouw A.J. Frost treedt af volgens rooster en is herbenoembaar. Op grond van artikel 21 lid 5 van de statuten doet de Raad van Commissarissen een niet-bindende voordracht om mevrouw Frost als commissaris te herbenoemen, zulks op grond van haar brede internationale commerciële ervaring, in het bijzonder op het gebied van marketing en haar ervaring met betrekking tot politiek en de publieke sector. Mevrouw Frost is geboren op 14 juli 1957 en heeft de Britse nationaliteit. Zij is lid van de Raad van Commissarissen sinds 2001. Zij is Director Consumer Strategy, Department of Constitutional Affairs (Verenigd Koninkrijk), Non-Executive Director en Trustee Lowry Arts Centre (Verenigd Koninkrijk) en BBC Children in Need (Verenigd Koninkrijk), lid van de Raad van Toezicht van HTI Education Trust (Warwick Universiteit), lid van het Chartered Institute of Marketing en lid van de Royal Society of Arts (Verenigd Koninkrijk). Mevrouw Frost houdt geen (certificaten van) aandelen in de vennootschap.

b. *Voorstel tot benoeming van de heer P.N. Wakkie als lid van de Raad van Commissarissen*
De heer Westdijk treedt af als lid van de Raad van Commissarissen nadat hij drie termijnen van vier jaar lid van de Raad van Commissarissen is geweest.
In verband met de tengevolge van het aftreden van de heer Westdijk ontstane vacature, doet de Raad van Commissarissen op grond van artikel 21 lid 5 van de statuten een niet-bindende voordracht om de heer P.N. Wakkie te benoemen als lid van de Raad van Commissarissen, zulks op grond van zijn Nederlandse en internationale ervaring op het terrein van juridische zaken, corporate governance en regelgeving alsmede kennis van en ervaring met veel van de producten van Wolters Kluwer. De heer Wakkie is

Agenda

1. OPENING

2. JAARVERSLAG 2004 EN DIVIDEND
   a. Verslag van de Raad van Bestuur over het jaar 2004
   b. Bericht van de Raad van Commissarissen over het jaar 2004
   c. Reserverings- en dividend beleid
   d. Voorstel tot vaststelling van de jaarrekening over het jaar 2004
   e. Voorstel tot uitkering van €0,55 per gewoon aandeel in contanten of ter keuze van de aandeel- of certificaathouders in de vorm van (certificaten van) gewone aandelen

3. VOORSTEL TOT GOEDKEURING VAN HET DOOR DE RAAD VAN BESTUUR GEVOERDE BESTUUR EN HET DOOR DE RAAD VAN COMMISSARISSEN UITGEOEFENDE TOEZICHT
   a. Voorstel tot goedkeuring van het door de Raad van Bestuur gevoerde bestuur zoals bedoeld in artikel 27 van de statuten
   b. Voorstel tot goedkeuring van het door de Raad van Commissarissen uitgeoefende toezicht zoals bedoeld in artikel 27 van de statuten

4. CORPORATE GOVERNANCE

5. VOORSTEL TOT WIJZIGING VAN DE STATUTEN

6. SAMENSTELLING RAAD VAN COMMISSARISSEN
   a. Voorstel tot herbenoeming van mevrouw A.J. Frost als lid van de Raad van Commissarissen
   b. Voorstel tot benoeming van de heer P.N. Wakkie als lid van de Raad van Commissarissen

7. VOORSTEL TOT VASTSTELLING BELONING VAN DE LEDEN VAN DE RAAD VAN COMMISSARISSEN

8. VOORSTEL TOT VERLENGING VAN DE BEVOEGDHEDEN VAN DE RAAD VAN BESTUUR
   a. Uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen
   b. Beperking of uitsluiting van het voorkeursrecht

9. VOORSTEL TOT MACHTIGING INKOOP EIGEN AANDELEN

10. VOORSTEL TOT VERLENING VAN OPDRACHT AAN KPMG

11. RONDVRAAG

12. SLUITING

Agenda

Agenda voor de Algemene
Vergadering van Aandeelhouders
van Wolters Kluwer nv, te houden op
donderdag 14 april 2005,
aanvang 11.00 uur,
in het Hilton Hotel,
Apollolaan 138,
te Amsterdam

geboren op 22 juni 1948 en heeft de Nederlandse nationaliteit. De heer Wakkie is Chief Corporate Governance Counsel en lid van de Raad van Bestuur van Koninklijke Ahold nv en lid van de Raad van Commissarissen van Ahold Nederland bv en zal worden voorgedragen als lid van de Raad van Commissarissen van Schuitema nv op de aandeelhoudersvergadering van die vennootschap van 23 maart 2005. De heer Wakkie houdt geen (certificaten van) aandelen in de vennootschap.

7. VOORSTEL TOT VASTSTELLING BELONING VAN DE LEDEN VAN DE RAAD VAN COMMISSARISSEN

De jaarlijkse beloning van de voorzitter en de leden van de Raad van Commissarissen is voor het laatst vastgesteld in 2002. Voorgesteld wordt de vergoedingen als volgt te verhogen:

- De vergoeding van de voorzitter van €40.000 naar €45.000
- De vergoeding van de plaatsvervangend voorzitter van €35.000 naar €40.000
- De vergoeding van de leden van €30.000 naar €35.000

De jaarlijkse vergoeding voor lidmaatschap van één van de vaste commissies van de Raad van Commissarissen zal ongewijzigd blijven op een bedrag van €5.000 voor de voorzitter van een dergelijke commissie en €4.000 voor de leden. Momenteel zijn er twee vaste commissies, te weten een Audit Commissie en een Selectie- en Remuneratiecommissie.

8. VOORSTEL TOT VERLENGING VAN DE BEVOEGDHEDEN VAN DE RAAD VAN BESTUUR

a. *Uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen*

Voorstel tot verlenging van de bevoegdheid van de Raad van Bestuur voor een periode van 18 maanden, ingaande op 14 april 2005, om met goedkeuring van de Raad van Commissarissen aandelen uit te geven en/of rechten tot het nemen van aandelen te verlenen, welke bevoegdheid beperkt zal zijn tot 10% van het op 14 april 2005 geplaatste kapitaal, en een additionele 10% van het op 14 april 2005 geplaatste kapitaal indien de uitgifte plaatsvindt in het kader van of ter gelegenheid van een fusie of overname.

b. *Beperking of uitsluiting van het voorkeursrecht*

Voorstel tot verlenging van de bevoegdheid van de Raad van Bestuur voor een periode van 18 maanden, ingaande op 14 april 2005, om met goedkeuring van de Raad van Commissarissen het voorkeursrecht van houders van gewone aandelen te beperken of uit te sluiten wanneer gewone aandelen worden uitgegeven en/of rechten tot het nemen van gewone aandelen worden verleend.

9. VOORSTEL TOT MACHTIGING INKOOP EIGEN AANDELEN

Voorstel om de Raad van Bestuur voor een periode van 18 maanden, ingaande op 14 april 2005, te machtigen om anders dan om niet, eigen volgestorte aandelen in de vennootschap of certificaten daarvan door inkoop op de beurs of anderszins te verwerven tot het in artikel 9 lid 2 van de statuten vermelde maximum en tegen een prijs die voor gewone aandelen of certificaten daarvan ligt tussen de nominale waarde van de aandelen en 110% van de slotkoers van de certificaten van aandelen op de beurs van Euronext Amsterdam de dag voorafgaand aan de inkoop zoals vermeld in de Officiële Prijscourant van Euronext Amsterdam nv en die voor preferente aandelen gelijk is aan de nominale waarde van die aandelen.

10. VOORSTEL TOT VERLENING VAN OPDRACHT AAN KPMG

Voorstel om opdracht te verlenen aan KPMG Accountants nv om de door de Raad van Bestuur opgemaakte jaarrekening en jaarverslag te onderzoeken en daaromtrent verslag uit te brengen aan de Raad van Commissarissen en Raad van Bestuur en daaromtrent een verklaring af te leggen, als bedoeld in artikel 26 lid 3 van de statuten, voor de boekjaren 2005 tot en met 2008. Dit voorstel is gebaseerd op de uitkomst van de grondige beoordeling van de externe accountant die heeft plaatsgevonden in 2004. Op pagina 41 van het Jaarverslag 2004 wordt naar deze beoordeling verwezen. Conform de Nederlandse Corporate Governance Code heeft Wolters Kluwer de intentie een dergelijke beoordeling om de vier jaar uit te voeren, gevolgd door een voorstel tot benoeming van een externe accountant aan de Algemene Vergadering van Aandeelhouders. De Raad van Commissarissen behoudt zich het recht voor de benoeming van de externe accountant aan de Algemene Vergadering van Aandeelhouders voor te leggen voor het verstrijken van de periode van vier jaar.

Toelichting bij het voorstel tot statutenwijziging van Wolters Kluwer nv

ZOALS DIT TER BESLUITVORMING ZAL WORDEN VOORGELEGD AAN DE OP 14 APRIL 2005 TE HOUDEN JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

ALGEMEEN

Voorgesteld wordt de statuten van Wolters Kluwer nv ("Wolters Kluwer") te wijzigen teneinde deze in overeenstemming te brengen met de Nederlandse corporate governance code (de "Code") en met de op 1 oktober 2004 in werking getreden wet "Wijziging van Boek 2 in verband met de aanpassing van de structuurregeling".

BENOEMING, SCHORSING EN ONTSLAG VAN LEDEN VAN DE RAAD VAN BESTUUR

Krachtens artikel 15 van de statuten zoals deze thans luiden, worden leden van de Raad van Bestuur benoemd door de algemene vergadering op een, al dan niet bindende, voordracht van de Raad van Commissarissen. Deze procedure van bindende voordrachten is niet in lijn met de Code.

Voorgesteld wordt het huidige benoemingssysteem van leden van de Raad van Bestuur te wijzigen. In het nieuwe systeem worden leden van de Raad van Bestuur benoemd en ontslagen door de algemene vergadering op niet-bindende voordracht van de Raad van Commissarissen.
Voor een besluit van de algemene vergadering tot benoeming van een lid van de Raad van Bestuur overeenkomstig de voordracht van de Raad van Commissarissen is een volstrekte meerderheid van de uitgebrachte stemmen vereist. Een besluit van de algemene vergadering tot benoeming van een lid van de Raad van Bestuur waarbij wordt afgeweken van de voordracht door de Raad van Commissarissen, kan slechts worden genomen met een volstrekte meerderheid van de uitgebrachte stemmen die meer dan één/derde van het geplaatste kapitaal van Wolters Kluwer vertegenwoordigen. Een nieuwe vergadering als bedoeld in artikel 120 lid 3 Boek 2 van het Burgerlijk Wetboek kan niet worden bijeengeroepen. Op een algemene vergadering van aandeelhouders kunnen, bij de stemming over de benoeming van een lid van de Raad van Bestuur, uitsluitend stemmen worden uitgebracht op kandidaten van wie de naam in de agenda van de vergadering of de toelichting daarbij is vermeld.

De algemene vergadering kan besluiten een lid van de Raad van Bestuur te schorsen of te ontslaan. Een besluit van de algemene vergadering tot schorsing of ontslag van een lid van de Raad van Bestuur, anders dan op voorstel van de Raad van Commissarissen, vereist een volstrekte meerderheid van de uitgebrachte stemmen die meer dan één derde van het geplaatste kapitaal van Wolters Kluwer vertegenwoordigen. Als in een algemene vergadering de meerderheid van de stemmen is uitgebracht ten gunste van het voorstel tot schorsing of ontslag, terwijl deze stemmen niet ten minste één derde van het geplaatste kapitaal van Wolters Kluwer vertegenwoordigen, zal een nieuwe algemene vergadering van aandeelhouders worden bijeengeroepen, waarin het besluit tot schorsing of ontslag kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen, onafhankelijk van het door deze stemmen vertegenwoordigde gedeelte van het kapitaal van Wolters Kluwer.

BEZOLDIGING VAN DE RAAD VAN BESTUUR

Volgens de bepalingen van de Code en het op 1 oktober 2004 in werking getreden artikel 2:135 lid 1 van het Burgerlijk Wetboek dient Wolters Kluwer een bezoldigingsbeleid voor de Raad van Bestuur te hebben. Dit bezoldigingsbeleid is vastgesteld door de algemene vergadering op voorstel van de Raad van Commissarissen, tijdens de jaarlijkse algemene vergadering van aandeelhouders die op 21 april 2004 werd gehouden.

De bezoldiging zelf zal door de Raad van Commissarissen worden vastgesteld. Indien de bezoldiging echter tevens bestaat uit regelingen waarbij aandelen of rechten tot het nemen van aandelen worden toegekend, dan moet de Raad van Commissarissen een voorstel voor dergelijke regelingen ter goedkeuring voorleggen aan de algemene vergadering. Dit is bepaald in het op 1 oktober 2004 in werking getreden artikel 2:135 lid 4 van het Burgerlijk wetboek.

Voorgesteld wordt artikel 16 van de statuten te wijzigen teneinde deze bepaling meer in lijn met de Code en de wet te brengen.

GOEDKEURING VAN BESLUITEN VAN DE RAAD VAN BESTUUR

Artikel 18 lid 2 van de statuten zoals deze thans luiden bevat een bepaling, inhoudende dat de Raad van Commissarissen bepaalde besluiten van de Raad van Bestuur aan zijn goedkeuring mag onderwerpen.

Voorgesteld wordt een nieuwe bepaling aan artikel 18 toe te voegen, op grond waarvan de Raad van Bestuur de goedkeuring van de algemene vergadering behoeft voor besluiten omtrent een belangrijke verandering van de identiteit of het karakter van Wolters Kluwer of haar onderneming, waaronder in ieder geval:

a. de overdracht van de onderneming van Wolters Kluwer of vrijwel de gehele onderneming aan een derde;
b. het aangaan of verbreken van duurzame samenwerking van Wolters Kluwer of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennoot in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor Wolters Kluwer;
c. het nemen of afstoten door Wolters Kluwer of een dochtermaatschappij van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste één derde van het bedrag van de activa van Wolters Kluwer volgens de balans met toelichting of, indien Wolters Kluwer een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting conform de laatst vastgestelde jaarrekening van Wolters Kluwer.

Deze bepaling vloeit voort uit het op 1 oktober 2004 in werking getreden artikel 2:107a van het Burgerlijk Wetboek.

BENOEMING, SCHORSING EN ONTSLAG VAN LEDEN VAN DE RAAD VAN COMMISSARISSEN

Voor benoeming, schorsing en ontslag van leden van de Raad van Commissarissen zal een soortgelijk systeem gelden als voor leden van de Raad van Bestuur. Voorgesteld wordt de daartoe strekkende bepalingen op te nemen in artikel 21 van de statuten.

PROFIELSCHETS VAN DE RAAD VAN COMMISSARISSEN

Volgens de Code dient de Raad van Commissarissen een profielschets voor zijn omvang en samenstelling op te stellen. Voorgesteld wordt een daartoe strekkende bepaling op te nemen in artikel 21 van de statuten.

INFORMATIEVERSCHAFFING AAN DE RAAD VAN COMMISSARISSEN

Voorgesteld wordt om een nieuwe zin toe te voegen aan artikel 23 lid 2 van de statuten, inhoudende dat de Raad van Bestuur ten minste één keer per jaar de Raad van Commissarissen schriftelijk dient te informeren omtrent de hoofdlijnen van het strategisch beleid van Wolters Kluwer, de algemene en financiële risico's van de onderneming en de beheers- en controlesystemen. Deze bepaling vloeit voort uit het op 1 oktober 2004 in werking getreden artikel 2:141 lid 2 van het Burgerlijk Wetboek.

REGLEMENT VAN DE RAAD VAN COMMISSARISSEN

Voorgesteld wordt om een nieuwe bepaling toe te voegen aan artikel 24, inhoudende dat het opstellen van een Reglement van de Raad van Commissarissen niet langer optioneel is.

COMMISSIES VAN DE RAAD VAN COMMISSARISSEN

Volgens de Code dient de Raad van Commissarissen, indien deze bestaat uit vijf of meer leden, ten minste een auditcommissie, een remuneratiecommissie en een selectie- en benoemingscommissie in te stellen.

In dit verband wordt voorgesteld een nieuwe bepaling op te nemen in artikel 24 van de statuten, waarin vastgelegd wordt dat de Raad van Commissarissen uit zijn midden één of meer commissies kan benoemen die de door de Raad van Commissarissen aangegeven taken zullen hebben.

De Raad van Commissarissen van Wolters Kluwer bestaat op dit moment uit zeven leden en heeft een auditcommissie en een selectie- en remuneratiecommissie ingesteld.

BEZOLDIGING VAN DE RAAD VAN COMMISSARISSEN

Volgens het op 1 oktober 2004 in werking getreden artikel 2:145 van het Burgerlijk Wetboek stelt de algemene vergadering de bezoldiging van de leden van de Raad van Commissarissen vast. Artikel 25 van de statuten wordt met deze bepaling in overeenstemming gebracht.

VRIJWARING

Voorgesteld wordt om in de statuten een nieuw artikel 26 op te nemen (onder vernummering van de daarop volgende artikelen), inhoudende de vrijwaring door Wolters Kluwer van ieder lid van de Raad van Bestuur en van de Raad van Commissarissen (elk van hen een "Bestuurder") voor elke aansprakelijkheid, alle claims, uitspraken, boetes en schade die de Bestuurder heeft moeten dragen in verband met enige civielrechtelijke, strafrechtelijke of administratief-rechtelijke procedure, aanhangig gemaakt door een partij, niet zijnde Wolters Kluwer of een groepsmaatschappij van Wolters Kluwer, als gevolg van handelen of nalatigheid in zijn hoedanigheid van Bestuurder of een daaraan gerelateerde hoedanigheid.

Alle kosten die de Bestuurder heeft moeten dragen in verband met een procedure als hiervoor bedoeld zullen door Wolters Kluwer worden vergoed, maar slechts na een schriftelijke toezegging door de Bestuurder dat hij de kosten zal terugbetalen als een bevoegde rechter vaststelt dat hij niet gerechtigd is om schadeloos gesteld te worden.

De Bestuurder wordt niet gevrijwaard voor claims die betrekking hebben op het behalen van persoonlijke winst, voordeel of beloning door de Bestuurder waartoe hij juridisch niet gerechtigd was, of als de aansprakelijkheid van de Bestuurder wegens grove nalatigheid, opzet of bewuste roekeloosheid in rechte is vastgesteld. De vrijwaring is niet van toepassing in geval van interne aansprakelijkheid op grond van artikel 2:9 van het Burgerlijk Wetboek, dat wil zeggen aansprakelijkheid van een Bestuurder jegens Wolters Kluwer zelf.

DIVIDEND

Binnen de reikwijdte van het reservering- en dividendbeleid van Wolters Kluwer zal een voorstel tot uitkering van dividend op gewone aandelen apart worden behandeld. Dientengevolge is de vaststelling van dividend een apart agendapunt op de jaarlijkse algemene vergadering van aandeelhouders. Voorgesteld wordt om artikel 29 (nieuw) lid 3 en artikel 32 (nieuw) lid 2 van de statuten in deze zin te wijzigen.

In verband met uitkeringen op preferente aandelen wordt voorts voorgesteld artikel 29 (nieuw) lid 1 voorlaatste volzin van de statuten te wijzigen zodat, indien over enig boekjaar de in de eerste volzin van artikel 29 (nieuw) lid 1 bedoelde uitkering niet of niet geheel kan plaatsvinden omdat de winst dat niet toelaat, het tekort ten laste van het uitkeerbaar deel van het eigen vermogen van Wolters Kluwer wordt uitgekeerd.

KWIJTING VAN LEDEN VAN DE RAAD VAN BESTUUR EN RAAD VAN COMMISSARISSEN

De kwijting van de leden van de Raad van Bestuur en de kwijting van de leden van de Raad van Commissarissen zullen als twee afzonderlijke onderwerpen worden opgenomen op de agenda van de jaarlijkse algemene vergadering van aandeelhouders van Wolters Kluwer. Dit zal worden opgenomen in artikel 32 (nieuw) lid 2.

Voorts wordt voorgesteld om de tekst van artikel 28 (nieuw) zodanig te wijzigen dat wordt bepaald dat in de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, afzonderlijk aan de orde worden gesteld een voorstel tot het verlenen van kwijting aan de leden van de Raad van Bestuur en een voorstel tot het verlenen van kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak, voor zover van die taakuitoefening blijkt uit de jaarrekening of uit informatie die anderszins voorafgaand aan de vast stelling van de jaarrekening aan de algemene vergadering is verstrekt. De reikwijdte van een verleende kwijting is onderworpen aan beperkingen op grond van de wet.

RECHT VAN VERZOEK TOT PLAATSING VAN ONDERWERPEN OP DE AGENDA

Voorgesteld wordt om artikel 33 (nieuw) lid 2 zodanig aan te passen dat, behalve aan aandeelhouders en/of certificaathouders die alleen of gezamenlijk ten minste een half procent van het geplaatste kapitaal van Wolters Kluwer vertegenwoordigen, ook aan aandeelhouders en/of certificaathouders van wie de aandelen en/of certificaten volgens de Officiële Prijscourant van Euronext Amsterdam nv alleen of gezamenlijk ten minste een waarde van €50.000.000 vertegenwoordigen, het recht toekomt om de Raad van Bestuur of de Raad van Commissarissen te verzoeken om onderwerpen op de agenda van de algemene vergadering van aandeelhouders te plaatsen.

VOLMACHTVERLENING AAN CERTIFICAATHOUDERS

Stichting Administratiekantoor Wolters Kluwer (het "Administratiekantoor") is verplicht om per algemene vergadering van aandeelhouders aan certificaathouders die daarom verzoeken onder alle omstandigheden een stemvolmacht te geven, zodat zij het stemrecht op de aandelen waartegenover de door hen gehouden certificaten zijn uitgegeven zelf, naar eigen inzicht, kunnen uitoefenen.

Gekozen is voor een systeem van volmachtverlening waarbij een certificaathouder geacht wordt verzocht te hebben om een volmacht, wanneer hij zijn certificaatbewijzen of een verklaring van een erkende bankinstelling waaruit blijkt dat de in die verklaring genoemde certificaatbewijzen door die bankinstelling in bewaring worden gehouden tot na de vergadering, op de bij oproeping van de algemene vergadering van aandeelhouders aangegeven dag in bewaring heeft gegeven of - indien sprake is van een registratiedatum - op die dag is ingeschreven in het in artikel 37 (nieuw) lid 7 van de statuten bedoelde register. De volmacht wordt vervolgens aan de certificaathouder verleend doordat hij ter gelegenheid van en met het tekenen van de presentielijst voor aanvang van de vergadering tevens een namens het Administratiekantoor getekende volmacht aanvaardt. Artikel 12 lid 4 van de administratievoorwaarden van het Administratiekantoor is al in deze zin gewijzigd.

Teneinde de statuten in overeenstemming te brengen met het hiervoor beschreven systeem van volmachtverlening zal artikel 37 (nieuw) lid 2 van de statuten worden aangevuld met de bepaling dat een vergadervolmacht, indien het betreft aandelen die gehouden worden door het Administratiekantoor, uiterlijk bij het tekenen van de presentielijst voor aanvang van de algemene vergadering van aandeelhouders door Wolters Kluwer moet zijn ontvangen.

MACHTIGING

Het voorstel tot statutenwijziging houdt mede in het verlenen van machtiging aan ieder lid van de Raad van Bestuur, de secretaris van Wolters Kluwer, alsmede aan iedere (kandidaat-)notaris en notarieel medewerker van Allen & Overy LLP, advocaten, notarissen en belastingadviseurs te Amsterdam, om op het ontwerp van de akte van statutenwijziging de verklaring van geen bezwaar te vragen en om die akte te doen passeren.

Voorstel tot statutenwijziging van Wolters Kluwer nv, gevestigd te Amsterdam

ZOALS DIT TER BESLUITVORMING ZAL WORDEN VOORGELEGD AAN DE OP 14 APRIL 2005 TE HOUDEN JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

In de linkerkolom is de tekst van de te wijzigen artikelen van de statuten opgenomen. In de rechterkolom zijn de voorgestelde wijzigingen opgenomen.

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STATUTEN	
BEGRIPSBEPALINGEN	
a. de vennootschap: Wolters Kluwer nv, gevestigd te Amsterdam;	
b. raad van bestuur: raad van bestuur van de vennootschap;	
c. raad van commissarissen: raad van commissarissen van de vennootschap;	
d. algemene vergadering: het orgaan, dat gevormd wordt door stemgerechtigde aandeelhouders en andere stemgerechtigden in de vennootschap;	
e. algemene vergadering van aandeelhouders: de bijeenkomst van aandeelhouders en andere personen met vergaderingsrechten van de vennootschap;	e. algemene vergadering van aandeelhouders: de bijeenkomst van aandeelhouders en andere personen met vergaderrechten van de vennootschap;
f. aandelen onderscheidenlijk aandeelhouders: gewone aandelen en preferente aandelen, onderscheidenlijk houders van die aandelen, tenzij uit de tekst het tegendeel blijkt;	
g. certificaten: certificaten van door de vennootschap uitgegeven aandelen. Tenzij het tegendeel blijkt, zijn daaronder begrepen certificaten, die niet met medewerking van de vennootschap zijn uitgegeven;	
h. certificaathouders: houders van met medewerking van de vennootschap uitgegeven certificaten. Tenzij het tegendeel blijkt, zijn daaronder begrepen zij, die als gevolg van een op aandelen gevestigd vruchtgebruik de rechten hebben, die de wet toekent aan certificaathouders;	
i. jaarrekening: de balans, de winst- en verliesrekening en de toelichting op deze stukken, zowel in de vorm, waarin zij door de raad van bestuur zijn opgemaakt, als in de vorm waarin zij door de algemene vergadering zijn vastgesteld;	
j. accountant: een registeraccountant of een andere deskundige als bedoeld in artikel 393 Boek 2 van het Burgerlijk Wetboek;	
k. jaarvergadering: de algemene vergadering van aandeelhouders bestemd tot de behandeling en vaststelling van de jaarrekening;	
l. jaarverslag: het door de raad van bestuur jaarlijks schriftelijk uit te brengen verslag omtrent de zaken van de vennootschap en het gevoerde bestuur;	
m. handelsregister: het handelsregister in de plaats waar de vennootschap haar zetel heeft;	
n. dochtermaatschappij: 1. a. een rechtspersoon waarin de vennootschap of een of meer van haar dochtermaatschappijen, al dan niet krachtens overeenkomst met andere stem-	

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gerechtigden, alleen of samen meer dan de helft van de stemrechten in de algemene vergadering kunnen uitoefenen;

b. een rechtspersoon waarvan de vennootschap of een of meer van haar dochtermaatschappijen lid of aandeelhoudster zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen.

2. Met een dochtermaatschappij wordt gelijk gesteld een onder eigen naam optredende vennootschap waarin de vennootschap of een of meer van haar dochtermaatschappijen als vennoten volledig jegens schuldeisers aansprakelijk is voor de schulden.
3. Voor de toepassing van het bepaalde sub 1 worden aan aandelen verbonden rechten niet toegerekend aan degene die de aandelen voor rekening van anderen houdt. Aan aandelen verbonden rechten worden toegerekend aan degene voor wiens rekening de aandelen worden gehouden, indien deze bevoegd is te bepalen hoe de rechten worden uitgeoefend, dan wel zich de aandelen te verschaffen.
4. Voor de toepassing van het bepaalde sub 1 worden stemrechten, verbonden aan verpande aandelen, toegerekend aan de pandhouder, indien hij mag bepalen hoe de rechten worden uitgeoefend. Zijn de aandelen evenwel verpand voor een lening die de pandhouder heeft verstrekt in de gewone uitoefening van zijn bedrijf, dan worden de stemrechten hem slechts toegekend, indien hij deze in eigen belang heeft uitgeoefend.

o. groepsmaatschappij: een rechtspersoon of vennootschap waarmee de vennootschap in een groep is verbonden. Een groep is een economische eenheid waarin rechtspersonen en vennootschappen organisatorisch zijn verbonden.

VERMINDERING VAN HET GEPLAATSTE KAPITAAL

Artikel 10.

1. De algemene vergadering kan, doch alleen op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen, besluiten tot verminderen van het geplaatste kapitaal:

   a. door intrekking van aandelen, of

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b. door vermindering van het bedrag van aandelen bij statutenwijziging.

In dit besluit moeten de aandelen, waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld.

2. Een besluit tot intrekking kan slechts betreffen:
   a. aandelen, die de vennootschap zelf houdt, of waarvan zij de certificaten houdt, dan wel
   b. alle door anderen dan de vennootschap gehouden preferente aandelen na terugbetaling.
3. Vermindering van het bedrag van aandelen zonder terugbetaling en zonder ontheffing van de verplichting tot storting moet naar evenredigheid op alle aandelen van eenzelfde soort geschieden. Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.
4. Gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting is slechts mogelijk ter uitvoering van een besluit tot vermindering van het bedrag van de aandelen. Zulk een terugbetaling of ontheffing kan slechts geschieden:
   a. hetzij naar evenredigheid op alle aandelen;
   b. hetzij uitsluitend op de preferente aandelen; voor die aandelen geldt de eis van evenredigheid.

   Van het vereiste van evenredigheid als hiervoor sub b. bedoeld, mag worden afgeweken met instemming van alle betrokken aandeelhouders.
5. Voor een besluit tot kapitaalvermindering is een voorafgaand of gelijktijdig goedkeurend besluit vereist van elke groep houders van aandelen van eenzelfde soort, aan wier rechten afbreuk wordt gedaan.

   Op de besluitvorming in de groep is het bepaalde in het volgende lid van overeenkomstige toepassing.
6. Voor een dergelijk besluit is voorts vereist een meerderheid van ten minste twee/derden der uitgebrachte stemmen, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.
7. In de oproeping tot een vergadering, waarin een in dit artikel genoemd besluit wordt genomen, moet het doel van de kapitaalvermindering en de wijze van uitvoering worden vermeld. Het bepaalde in artikel 39 lid 2 van deze statuten vindt overeenkomstige toepassing.
8. Bij elke kapitaalvermindering dient voorts artikel 100 Boek 2 van het Burgerlijk Wetboek te worden in acht genomen.

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7. In de oproeping tot een vergadering, waarin een in dit artikel genoemd besluit wordt genomen, moet het doel van de kapitaalvermindering en de wijze van uitvoering worden vermeld. Het bepaalde in artikel 40 lid 2 van deze statuten vindt overeenkomstige toepassing.

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BESTUUR

Artikel 15.

1. De vennootschap heeft een raad van bestuur bestaande uit ten minste drie leden. Met inachtneming van het voormelde minimum wordt het aantal leden van de raad van bestuur vastgesteld door de raad van commissarissen.
2. De algemene vergadering benoemt de leden van de raad van bestuur.
3. De benoeming van de leden van de raad van bestuur geschiedt uit een bindende voordracht, welke ten minste twee personen voor iedere te vervullen plaats bevat, opgemaakt door de raad van commissarissen nadat deze raad daartoe door de raad van bestuur is uitgenodigd. De algemene vergadering is vrij in haar keuze indien zij het bindend karakter aan de voordracht ontneemt bij besluit genomen met ten minste twee derden van de uitgebrachte geldige stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen. Indien de algemene vergadering aan de bindende voordracht het bindende karakter heeft ontnomen, kan de algemene vergadering een andere dan de voorgedragen persoon benoemen bij een besluit genomen met ten minste twee derden van de uitgebrachte geldige stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.
4. De benoeming van de leden van de raad van bestuur kan tevens geschieden uit een niet-bindende voordracht op te maken door de raad van commissarissen. De niet-bindende voordracht hoeft niet een minimum aantal personen voor iedere te vervullen plaats te bevatten. De algemene vergadering kan een andere dan de bij de niet-bindende voordracht voorgedragen persoon benoemen bij een besluit genomen met ten minste twee derden van de uitgebrachte geldige stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.

Vervalt.

3. De raad van commissarissen draagt voor elke vacature één of meer kandidaten voor en wel, indien er geen leden van de raad van bestuur zijn, zo spoedig als redelijkerwijs mogelijk.
4. Bij een voordracht of aanbeveling tot benoeming van een lid van de raad van bestuur worden van de kandidaat meegedeeld zijn leeftijd en de betrekkingen die hij bekleedt of die hij heeft bekleed, voor zover die van belang zijn in verband met de vervulling van de taak van een lid van de raad van bestuur. De voordracht of aanbeveling wordt met redenen omkleed.
5. Een besluit van de algemene vergadering tot benoeming van een lid van de raad van bestuur overeenkomstig een voordracht van de raad van commissarissen kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen.
   Indien de voordracht van de raad van commissarissen voor een te vervullen vacature bestaat uit twee of meer kandidaten geschiedt benoeming in de desbetreffende vacature door verkiezing uit de op de voordracht geplaatste kandidaten.

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	6. Een besluit van de algemene vergadering tot benoeming van een lid van de raad van bestuur anders dan overeenkomstig een voordracht van de raad van commissarissen kan slechts worden genomen met een volstrekte meerderheid van de uitgebrachte stemmen die meer dan een derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Een nieuwe vergadering als bedoeld in artikel 120 lid 3 Boek 2 van het Burgerlijk Wetboek kan niet worden bijeengeroepen.
	7. Tijdens een algemene vergadering van aandeelhouders kan, bij de benoeming van een lid van de raad van bestuur, uitsluitend worden gestemd over kandidaten van wie de naam daartoe in de agenda van de vergadering, of een toelichting daarbij, is vermeld. Indien geen benoeming plaatsvindt van een door de raad van commissarissen voorgedragen kandidaat, behoudt de raad van commissarissen het recht in een volgende vergadering een nieuwe voordracht te doen.
5. Een lid van de raad van bestuur kan op voorstel van de raad van commissarissen worden ontslagen door de algemene vergadering.	8. *Ongewijzigd oud lid 5.*
6. Indien een lid van de raad van bestuur wordt ontslagen door de algemene vergadering anders dan op voorstel van de raad van commissarissen, kan het besluit tot ontslag slechts worden genomen met twee derden van de geldig uitgebrachte stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.	9. Tot een ontslag anders dan op voorstel van de raad van commissarissen kan de algemene vergadering alleen besluiten met volstrekte meerderheid van de uitgebrachte stemmen die meer dan één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Als in een algemene vergadering van aandeelhouders de meerderheid van de stemmen is uitgebracht ten gunste van het voorstel tot ontslag, terwijl deze stemmen niet ten minste één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen, zal een nieuwe algemene vergadering van aandeelhouders worden bijeengeroepen, waarin het besluit tot ontslag kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen, onafhankelijk van het door deze stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap. Bij de oproeping tot de nieuwe vergadering moet worden vermeld dat en waarom een besluit kan worden genomen, onafhankelijk van het door de ten gunste van het voorstel uitgebrachte stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap.
7. Een lid van de raad van bestuur kan worden geschorst door de raad van commissarissen. Voorts kan een lid van de raad van bestuur op voorstel van de raad van commissarissen worden geschorst door de algemene vergadering.	10. Een lid van de raad van bestuur kan worden geschorst door de raad van commissarissen. Voorts kan een lid van de raad van bestuur op voorstel van de raad van commissarissen worden geschorst door de algemene

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Indien het besluit tot schorsing wordt genomen door de algemene vergadering, anders dan op voorstel van de raad van commissarissen, dan kan het besluit tot schorsing slechts worden genomen met twee derden van de geldig uitgebrachte stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.

8. Een schorsing kan een of meer malen worden verlengd, doch kan in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen tot opheffing van de schorsing of tot ontslag, dan eindigt de schorsing.
9. Inzake onderwerpen als bedoeld in de leden 3, 4 en 6 van dit artikel, kan niet met gebruikmaking van het derde lid van artikel 120 Boek 2 van het Burgerlijk Wetboek een nieuwe algemene vergadering worden bijeengeroepen.

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vergadering. Tot een schorsing anders dan op voorstel van de raad van commissarissen kan de algemene vergadering alleen besluiten met volstrekte meerderheid van de uitgebrachte stemmen die meer dan één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Als in een algemene vergadering van aandeelhouders de meerderheid van de stemmen is uitgebracht ten gunste van het voorstel tot schorsing, terwijl deze stemmen niet ten minste één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen, zal een nieuwe algemene vergadering van aandeelhouders worden bijeengeroepen, waarin het besluit tot schorsing kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen, onafhankelijk van het door deze stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap. Bij de oproeping tot de nieuwe vergadering moet worden vermeld dat en waarom een besluit kan worden genomen, onafhankelijk van het door de ten gunste van het voorstel uitgebrachte stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap.

11. *Ongewijzigd oud lid 8.*

Vervalt (zie lid 6).

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Artikel 16.

De bezoldiging van ieder lid van de raad van bestuur en zijn overige arbeidsvoorwaarden worden vastgesteld door de raad van commissarissen.

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Artikel 16.

1. De vennootschap heeft een beleid op het terrein van bezoldiging van de raad van bestuur. Het beleid wordt voorgesteld door de raad van commissarissen en vastgesteld door de algemene vergadering.
2. De bezoldiging en de verdere arbeidsvoorwaarden van de raad van bestuur worden met inachtneming van het beleid, bedoeld in lid 1, vastgesteld door de raad van commissarissen.
3. Voor het geval de bezoldiging van de raad van bestuur mede uit regelingen in de vorm van aandelen en/of rechten tot het nemen van aandelen zal gaan bestaan, legt de raad van commissarissen een voorstel voor deze regelingen ter goedkeuring voor aan de algemene vergadering. In het voorstel moet ten minste zijn bepaald hoeveel aandelen of rechten tot het nemen van aandelen

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	aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging.
Artikel 18. 1. Behoudens de beperkingen bij deze statuten is de raad van bestuur belast met het besturen van de vennootschap.	
	2. De raad van bestuur behoeft de goedkeuring van de algemene vergadering voor besluiten omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval: a. overdracht van de onderneming of vrijwel de gehele onderneming aan een derde; b. het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap; c. het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste één derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.
2. De raad van bestuur behoeft de goedkeuring van de raad van commissarissen voor zodanige bestuursbesluiten als de raad van commissarissen bij haar specifiek omschreven besluit zal hebben vastgesteld en aan de raad van bestuur heeft medegedeeld.	3. *Ongewijzigd oud lid 2.*
3. Het ontbreken van de in het vorige lid bedoelde goedkeuring tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of de leden van de raad van bestuur niet aan.	4. Het ontbreken van de in de leden 2 en 3 hiervoor bedoelde goedkeuring tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of de leden van de raad van bestuur niet aan.
RAAD VAN COMMISSARISSEN *Artikel 21.* 1. De vennootschap heeft een raad van commissarissen, bestaande uit ten minste drie natuurlijke personen. Het aantal commissarissen wordt met inachtneming van het voormelde minimum door de raad van commissarissen vastgesteld.	

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	2. De raad van commissarissen stelt een profielschets voor zijn omvang en samenstelling vast, rekening houdend met de aard van de onderneming, haar activiteiten en de gewenste deskundigheid en achtergrond van de commissarissen.
2. De algemene vergadering benoemt de leden van de raad van commissarissen.	3. *Ongewijzigd oud lid 2.*
3. De benoeming van de leden van de raad van commissarissen geschiedt uit een bindende voordracht, welke ten minste twee personen voor iedere te vervullen plaats bevat, opgemaakt door de raad van commissarissen. De algemene vergadering is vrij in haar keuze indien zij het bindend karakter aan de voordracht ontneemt bij besluit genomen met ten minste twee derden van de uitgebrachte geldige stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen. Indien de algemene vergadering aan de bindende voordracht het bindende karakter heeft ontnomen, kan de algemene vergadering een andere dan de voorgedragen persoon benoemen bij een besluit genomen met ten minste twee derden van de uitgebrachte geldige stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.	*Vervalt.*
4. Bij een voordracht zoals bedoeld in het voorgaande lid, worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal der vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleed voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden; indien zich daaronder rechtspersonen bevinden die tot een zelfde groep behoren, kan met de aanduiding van de groep worden volstaan. De voordracht wordt met redenen omkleed.	*Vervalt (zie lid 5).*
5. De benoeming van de leden van de raad van commissarissen kan tevens geschieden uit een niet-bindende voordracht op te maken door de raad van commissarissen. De niet-bindende voordracht hoeft niet een minimum aantal personen voor iedere te vervullen plaats te bevatten. De algemene vergadering kan een andere dan de bij de niet-bindende voordracht voorgedragen persoon benoemen bij een besluit genomen met ten minste twee derden van de uitgebrachte geldige stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.	4. De raad van commissarissen draagt voor elke vacature één of meer kandidaten voor. 5. Bij een voordracht zoals bedoeld in het voorgaande lid, worden van de kandidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag aan door hem gehouden aandelen in het kapitaal der vennootschap en de betrekkingen die hij bekleedt of die hij heeft bekleed voor zover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden; indien zich daaronder rechtspersonen bevinden die tot

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een zelfde groep behoren, kan met de aanduiding van de groep worden volstaan. De voordracht wordt met redenen omkleed.

6. Een besluit van de algemene vergadering tot benoeming van een lid van de raad van commissarissen overeenkomstig een voordracht van de raad van commissarissen kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen.
   Indien de voordracht van de raad van commissarissen voor een te vervullen vacature bestaat uit twee of meer kandidaten geschiedt benoeming in de desbetreffende vacature door verkiezing uit de op de voordracht geplaatste kandidaten.
7. Een besluit van de algemene vergadering tot benoeming van een lid van de raad van commissarissen anders dan overeenkomstig een voordracht van de raad van commissarissen kan slechts worden genomen met een volstrekte meerderheid van de uitgebrachte stemmen die meer dan een derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Een nieuwe vergadering als bedoeld in artikel 120 lid 3 Boek 2 van het Burgerlijk Wetboek kan niet worden bijeengeroepen.
8. Tijdens een algemene vergadering van aandeelhouders kan, bij de benoeming van een lid van de raad van commissarissen, uitsluitend worden gestemd over kandidaten van wie de naam daartoe in de agenda van de vergadering, of een toelichting daarbij, is vermeld. Indien geen benoeming plaatsvindt van een door de raad van commissarissen voorgedragen kandidaat, behoudt de raad van commissarissen het recht in een volgende vergadering een nieuwe voordracht te doen.

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6. Een lid van de raad van commissarissen kan op voorstel van de raad van commissarissen worden ontslagen door de algemene vergadering.
7. Indien een lid van de raad van commissarissen wordt ontslagen door de algemene vergadering anders dan op voorstel van de raad van commissarissen, kan het besluit tot ontslag slechts worden genomen met twee derden van de geldig uitgebrachte stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.

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9. *Ongewijzigd oud lid 6.*

10. Tot een ontslag anders dan op voorstel van de raad van commissarissen kan de algemene vergadering alleen besluiten met volstrekte meerderheid van de uitgebrachte stemmen die meer dan één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Als in een algemene vergadering van aandeelhouders de meerderheid van de stemmen is uitgebracht ten gunste van het voorstel tot ontslag, terwijl deze stemmen niet ten minste één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen, zal een nieuwe algemene vergadering van aandeelhouders worden bijeengeroepen,

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waarin het besluit tot ontslag kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen, onafhankelijk van het door deze stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap. Bij de oproeping tot de nieuwe vergadering moet worden vermeld dat en waarom een besluit kan worden genomen, onafhankelijk van het door de ten gunste van het voorstel uitgebrachte stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap.

8. Een lid van de raad van commissarissen kan op voorstel van de raad van commissarissen worden geschorst door de algemene vergadering.

11. *Ongewijzigd oud lid 8.*

9. Indien een lid van de raad van commissarissen wordt geschorst door de algemene vergadering anders dan op voorstel van de raad van commissarissen, kan het besluit tot schorsing slechts worden genomen met twee derden van de geldig uitgebrachte stemmen die ten minste één derde van het geplaatste kapitaal vertegenwoordigen.

12. Tot een schorsing anders dan op voorstel van de raad van commissarissen kan de algemene vergadering alleen besluiten met volstrekte meerderheid van de uitgebrachte stemmen die meer dan één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Als in een algemene vergadering van aandeelhouders de meerderheid van de stemmen is uitgebracht ten gunste van het voorstel tot schorsing, terwijl deze stemmen niet ten minste één derde van het geplaatste kapitaal van de vennootschap vertegenwoordigen, zal een nieuwe algemene vergadering van aandeelhouders worden bijeengeroepen, waarin het besluit tot schorsing kan worden genomen met volstrekte meerderheid van de uitgebrachte stemmen, onafhankelijk van het door deze stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap. Bij de oproeping tot de nieuwe vergadering moet worden vermeld dat en waarom een besluit kan worden genomen, onafhankelijk van het door de ten gunste van het voorstel uitgebrachte stemmen vertegenwoordigde gedeelte van het kapitaal van de vennootschap.

10. Een schorsing kan een of meer malen worden verlengd, doch kan in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen tot opheffing van de schorsing of tot ontslag, dan eindigt de schorsing.

13. *Ongewijzigd oud lid 10.*

11. Inzake onderwerpen als bedoeld in de leden 5, 7 en 9 van dit artikel, kan niet met gebruikmaking van het derde lid van artikel 120 Boek 2 van het Burgerlijk Wetboek een nieuwe algemene vergadering worden bijeengeroepen.

Vervalt (zie lid 7).

Artikel 23.

1. De raad van commissarissen heeft tot taak toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de

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met haar verbonden onderneming. Hij staat de raad van bestuur met raad ter zijde. Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.

2. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van zijn taak noodzakelijke gegevens.
3. Ieder lid van de raad van commissarissen heeft ter vervulling van zijn taak toegang tot de gebouwen en terreinen van de vennootschap.
4. De raad van commissarissen is bevoegd tot inzage van de boeken en bescheiden van de vennootschap. De waarden der vennootschap moeten hem desverlangd worden getoond.
5. De raad van commissarissen kan de hem volgens het vierde lid van dit artikel toekomende bevoegdheden doen uitoefenen door een of meer leden uit zijn midden, die hij daartoe aanwijst en of door een door hem benoemde accountant of andere deskundige.

Artikel 24.

1. De raad van commissarissen vergadert samen met de raad van bestuur zo dikwijls de raad van commissarissen of de raad van bestuur zulks nodig acht.
2. De raad van commissarissen verdeelt zijn werkzaamheden. Hij kan een of meer van zijn leden machtigen regelmatig contact met de raad van bestuur te onderhouden.
3. De raad van commissarissen benoemt uit zijn midden een voorzitter, een plaatsvervangend voorzitter en al dan niet uit zijn midden een secretaris en een plaatsvervangend secretaris. Bij ontstentenis van de voorzitter in een vergadering van de raad van commissarissen wordt deze vergadering geleid door de plaatsvervangend voorzitter. Bij ontstentenis ook van de plaatsvervangend voorzitter wijst de vergadering zelf haar voorzitter aan.
4. De raad van commissarissen vergadert telkenmale wanneer de voorzitter of twee andere commissarissen zulks nodig acht(en).
5. Van het verhandelde in de vergaderingen van de raad van commissarissen worden notulen gehouden door de secretaris, bij diens ontstentenis door de plaatsvervangend secretaris en bij ontstentenis ook van deze door één

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2. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van zijn taak noodzakelijke gegevens. Voorts stelt de raad van bestuur ten minste één keer per jaar de raad van commissarissen schriftelijk op de hoogte van de hoofdlijnen van het strategisch beleid, de algemene en financiële risico's en het beheers- en controlesysteem van de vennootschap.

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van de andere aanwezigen, door de voorzitter daartoe aangewezen.
De notulen worden na goedkeuring door de raad van commissarissen getekend door degenen, die in de vergadering, waarin de goedkeuring is geschied, als voorzitter en secretaris fungeerden.

6. De besluiten van de raad van commissarissen worden genomen met volstrekte meerderheid van stemmen.
7. De raad van commissarissen kan alleen dan geldige besluiten nemen, indien de meerderheid der in functie zijnde commissarissen ter vergadering aanwezig is, per telefoon deelneemt, of vertegenwoordigd is. Een commissaris kan zich door een mede-commissaris bij schriftelijke, per telefax, per e-mail, of dergelijk communicatiemiddel overgebrachte volmacht doen vertegenwoordigen. Een commissaris kan voor zich en als lasthebber in totaal niet meer dan twee stemmen uitbrengen.
8. De raad van commissarissen kan ook buiten vergadering besluiten nemen, mits alle leden van de raad van het te nemen besluit schriftelijk, daaronder begrepen per telefax, e-mail of een dergelijk communicatiemiddel, in kennis zijn gesteld en geen hunner zich tegen deze wijze van besluitvorming heeft verzet. Van een aldus genomen besluit wordt door de secretaris een relaas opgemaakt, dat na mede-ondertekening door de voorzitter bij de notulen wordt gevoegd.

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9. De raad van commissarissen stelt een reglement vast, waarbij nadere regels worden gegeven omtrent de wijze van vergaderen en besluitvorming door, alsmede de werkwijze van de raad van commissarissen.
10. De raad van commissarissen kan, onverminderd zijn verantwoordelijkheid, uit zijn midden één of meer commissies benoemen, met als taak het behandelen van door de raad van commissarissen nader aan te geven onderwerpen.
11. De samenstelling van deze commissie(s) wordt door de raad van commissarissen vastgesteld.
12. De algemene vergadering kan aan de leden van de commissie(s) voor hun bemoeiingen als zodanig een honorarium toekennen.

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Artikel 25.

1. De beloning van de leden van de raad van commissarissen wordt vastgesteld door de algemene vergadering.
2. Een gemachtigde commissaris als bedoeld in lid 2 van

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Artikel 25.

De bezoldiging van de leden van de raad van commissarissen wordt vastgesteld door de algemene vergadering.

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het vorige artikel ontvangt daarenboven voor zijn werkzaamheden als zodanig een beloning, die door de raad van commissarissen wordt vastgesteld.

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VRIJWARING

Artikel 26.

1. De vennootschap vrijwaart ieder lid van de raad van bestuur en ieder lid van de raad van commissarissen (ieder van hen, alleen voor de toepassing van dit artikel 26, de "Bestuurder") en stelt deze schadeloos, voor elke aansprakelijkheid en alle claims, uitspraken, boetes en schade (de "Claims") die de Bestuurder heeft moeten dragen in verband met een op handen zijnde, aanhangige of beëindigde actie, onderzoek of andere procedure van civielrechtelijke, strafrechtelijke of administratiefrechtelijke aard (de "Actie"), aanhangig gemaakt door een partij, niet zijnde de vennootschap zelf of haar groepsmaatschappijen, als gevolg van handelen of nalatigheid in zijn hoedanigheid van Bestuurder of een daaraan gerelateerde hoedanigheid.
   Onder Claims wordt mede verstaan een afgeleide actie tegen de Bestuurder, aanhangig gemaakt namens de vennootschap of haar groepsmaatschappijen en vorderingen van de vennootschap (of een van haar groepsmaatschappijen) tot vergoeding van claims van derden, ontstaan doordat de Bestuurder naast de vennootschap hoofdelijk aansprakelijk was jegens die derde partij.
2. De Bestuurder wordt niet gevrijwaard voor Claims voor zover deze betrekking hebben op het behalen van persoonlijke winst, voordeel of beloning waartoe hij juridisch niet was gerechtigd, of als de aansprakelijkheid van de Bestuurder wegens grove nalatigheid, opzet of bewuste roekeloosheid in rechte is vastgesteld.
3. Alle kosten (redelijke advocatenhonoraria en proceskosten inbegrepen) (samen de "Kosten") die de Bestuurder heeft moeten dragen in verband met een Actie zullen door de vennootschap worden vergoed, maar slechts na ontvangst van een schriftelijke toezegging van de Bestuurder dat hij zodanige Kosten zal terugbetalen als een bevoegde rechter vaststelt dat hij niet gerechtigd is om aldus schadeloos gesteld te worden. Onder Kosten wordt mede verstaan de door de Bestuurder eventueel verschuldigde belasting op grond van de aan hem gegeven vrijwaring.
4. Ook ingeval van een Actie tegen de Bestuurder die aanhangig is gemaakt door de vennootschap of haar

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groepsmaatschappijen zal de vennootschap redelijke advocatenhonoraria en proceskosten aan de Bestuurder vergoeden, maar slechts na ontvangst van een schriftelijke toezegging van de Bestuurder dat hij zodanige honoraria en kosten zal terugbetalen als een bevoegde rechter de Actie beslist in het voordeel van de vennootschap of haar groepsmaatschappijen.

5. De Bestuurder zal geen persoonlijke financiële aansprakelijkheid jegens derden aanvaarden en geen vaststellingsovereenkomst in dat opzicht aangaan, zonder voorafgaande schriftelijke toestemming van de vennootschap.
   De vennootschap en de Bestuurder zullen zich in redelijkheid inspannen om samen te werken teneinde overeenstemming te bereiken over de wijze van verdediging terzake van enige Claim. Indien echter de vennootschap en de Bestuurder geen overeenstemming bereiken zal de Bestuurder alle, door de vennootschap naar eigen inzicht gegeven, instructies opvolgen.
6. De vrijwaring als bedoeld in dit artikel 26 geldt niet voor Claims en Kosten voor zover deze door verzekeraars worden vergoed.
7. Wanneer dit artikel 26 wordt gewijzigd, zal de hierin gegeven vrijwaring niettemin haar gelding behouden ten aanzien van Claims en/of Kosten die zijn ontstaan uit handelingen of nalatigheid van de Bestuurder in de periode waarin deze bepaling van kracht was.

BOEKJAAR EN JAARREKENING

Artikel 26.

1. Het boekjaar valt samen met het kalenderjaar.
2. Jaarlijks, uiterlijk in de maand mei, wordt door de raad van bestuur de jaarrekening opgemaakt.
3. De algemene vergadering verleent opdracht aan een accountant, die de door de raad van bestuur opgemaakte jaarrekening en jaarverslag onderzoekt en daaromtrent verslag uitbrengt aan de raad van commissarissen en de raad van bestuur en daaromtrent een verklaring aflegt.
4. Wanneer de algemene vergadering daartoe niet overeenkomstig lid 3 van dit artikel overgaat, is de raad van commissarissen of, zo deze in gebreke blijft, de raad van bestuur bevoegd de opdracht te verlenen aan een in lid 3 van dit artikel bedoelde accountant.
5. De jaarrekening wordt ondertekend door de leden van de raad van bestuur en door de leden van de raad van commissarissen; ontbreekt de handtekening van een of meer

Artikel 27.

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hunner, dan wordt daarvan onder opgave van de reden melding gemaakt.

6. Van de dag van de oproeping tot de jaarlijkse algemene vergadering van aandeelhouders bestemd tot behandeling van de jaarrekening tot de afloop van die vergadering liggen de jaarrekening, het jaarverslag en de verklaring van de accountant, alsmede de daaraan volgens artikel 2:392 lid 1 van het Burgerlijk Wetboek toe te voegen gegevens ten kantore van de vennootschap, alsmede te Amsterdam ter plaatse bij de oproeping te vermelden, ter inzage voor de aandeelhouders en voor de certificaathouders. Afschriften daarvan zijn voor hen kosteloos verkrijgbaar. Derden kunnen tegen kostprijs een afschrift verkrijgen.
7. De jaarrekening wordt vastgesteld door de algemene vergadering.
8. De raad van bestuur is verplicht binnen acht dagen na de vaststelling van de jaarrekening een volledig afschrift daarvan, alsmede een afschrift van de daarop betrekking hebbende verklaring van de registeraccountant, een exemplaar van het jaarverslag en van de overige in artikel 2:392 lid 1 van het Burgerlijk Wetboek bedoelde stukken in de Nederlandse taal ter inzage voor een ieder neer te leggen ten kantore van het handelsregister.
   De raad van bestuur is evenwel bevoegd gebruik te maken van de in artikel 2:394 lid 4 tweede zin van het Burgerlijk Wetboek gegeven bevoegdheid.

DECHARGE

Artikel 27.

Goedkeuring door de algemene vergadering van het door de raad van bestuur gevoerde bestuur en door de raad van commissarissen uitgeoefende toezicht strekt de leden van de raad van bestuur en commissarissen tot décharge voor alle handelingen waarvan uit de jaarrekening blijkt of welker resultaat daarin is verwerkt, tenzij uitdrukkelijk voorbehoud is gemaakt en onverminderd hetgeen in de wet daaromtrent is of zal worden bepaald.

RESERVERING, DIVIDENDUITKERING EN ANDERE UITKERINGEN

Artikel 28.

1. Uit de winst zoals deze blijkt uit de door de algemene

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KWIJTING

Artikel 28.

In de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, worden afzonderlijk aan de orde gesteld een voorstel tot het verlenen van kwijting aan de leden van de raad van bestuur en een voorstel tot het verlenen van kwijting aan de leden van de raad van commissarissen voor de uitoefening van hun taak, voor zover van die taakuitoefening blijkt uit de jaarrekening of uit informatie die anderszins voorafgaand aan de vaststelling van de jaarrekening aan de algemene vergadering is verstrekt De reikwijdte van een verleende kwijting is onderworpen aan beperkingen op grond van de wet.

Artikel 29.

1. Uit de winst zoals deze blijkt uit de door de algemene

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vergadering vastgestelde jaarrekening wordt op de preferente aandelen een dividend uitgekeerd waarvan het percentage gelijk is aan dat van het gemiddelde van de rentevoet op basisherfinancieringstransacties van de Europese Centrale Bank – gewogen naar het aantal dagen waarover deze rentevoet gold – gedurende het boekjaar of deel van het boekjaar waarover het dividend wordt uitgekeerd, verhoogd met drie.
Het dividend op laatst bedoelde preferente aandelen wordt op jaarbasis berekend over het gestorte gedeelte van het nominaal bedrag.
Mocht de winst in enig jaar daartoe niet toereikend zijn dan zal uit de winst van enig volgend jaar eerst aan de houders van preferente aandelen het nog ontbrekende dividend worden uitgekeerd, alvorens tot verdere winstverdeling wordt overgegaan.
Op de preferente aandelen geschiedt geen verdere winstuitkering.

2. Vervolgens worden zodanige bedragen gereserveerd als de raad van bestuur, onder goedkeuring van de raad van commissarissen, zal bepalen.
3. Het daarna overblijvende wordt als dividend op de gewone aandelen uitgekeerd.
4. Winstuitkeringen kunnen slechts plaatshebben, voor zover het eigen vermogen van de vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van het geplaatste kapitaal vermeerderd met de reserves, die krachtens de wet moeten worden aangehouden.
5. Uitkering van winst geschiedt na de vaststelling van de jaarrekening, waaruit blijkt dat zij geoorloofd is.
6. De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten tot uitkering van interim-dividend, mits aan het vereiste van lid 4 is voldaan, blijkens een tussentijdse vermogensopstelling. Deze heeft betrekking op de stand van het vermogen op ten vroegste de eerste dag van de derde maand voor de maand, waarin het besluit tot uitkering van interim-dividend wordt bekend gemaakt. Zij wordt opgemaakt met inachtneming van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden. In de vermogensopstelling worden de krachtens de wet te reserveren bedragen opgenomen. Zij wordt ondertekend door de leden van de raad van bestuur; ontbreekt de handtekening van een of meer hunner dan wordt daarvan onder opgave van reden melding gemaakt. De

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vergadering vastgestelde jaarrekening wordt op de preferente aandelen een dividend uitgekeerd waarvan het percentage gelijk is aan dat van het gemiddelde van de rentevoet op basisherfinancieringstransacties van de Europese Centrale Bank - gewogen naar het aantal dagen waarover deze rentevoet gold - gedurende het boekjaar of deel van het boekjaar waarover het dividend wordt uitgekeerd, verhoogd met drie.
Het dividend op laatst bedoelde preferente aandelen wordt op jaarbasis berekend over het gestorte gedeelte van het nominaal bedrag.
Indien over enig boekjaar de in de eerste volzin bedoelde uitkering niet of niet geheel kan plaatsvinden omdat de winst dat niet toelaat, wordt het tekort ten laste van het uitkeerbaar deel van het eigen vermogen van de vennootschap uitgekeerd.
Op de preferente aandelen geschiedt geen verdere winstuitkering.

3. Het daarna overblijvende zal ter beschikking staan van de algemene vergadering.

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vermogensopstelling wordt binnen acht dagen na de dag, waarop het besluit tot uitkering wordt bekend gemaakt, ten kantore van het handelsregister neergelegd.

7. Indien over enig jaar verlies wordt geleden, wordt dat verlies op nieuwe rekening overgebracht ter verrekening met toekomstige winsten, en wordt over dat jaar geen dividend uitgekeerd. De algemene vergadering kan echter op voorstel van de raad van bestuur, dat is goedgekeurd door de raad van commissarissen, besluiten zulk een verlies te delgen door afboeking op een reserve, die niet volgens de wet moet worden aangehouden.

Artikel 29.

1. De algemene vergadering kan op voorstel van de raad van bestuur, dat is goedgekeurd door de raad van commissarissen, besluiten dat een uitkering van dividend op gewone aandelen geheel of ten dele plaatsvindt niet in geld, doch in gewone aandelen in het kapitaal van de vennootschap of in certificaten daarvan.
2. De algemene vergadering kan op voorstel van de raad van bestuur, dat is goedgekeurd door de raad van commissarissen, besluiten tot uitkeringen in geld of op de wijze als in lid 1 bedoeld, aan houders van gewone aandelen ten laste van een of meer reserves, die niet volgens de wet moeten worden aangehouden.
3. Het bepaalde in de leden 4, 5 en 6 van artikel 28 van deze statuten is op de in dit artikel geregelde uitkeringen toepasselijk.

Artikel 30.

1. Dividenden en andere uitkeringen worden binnen veertien dagen na het besluit tot uitkering betaalbaar gesteld te Amsterdam.
2. De betaalbaarstelling wordt aangekondigd in een landelijk verspreid dagblad, alsmede in de officiële prijscourant van Euronext Amsterdam nv, terwijl daarvan tevens per brief wordt kennisgegeven aan de aandeelhouders, aan het adres vermeld in het register bedoeld in artikel 13 van deze statuten.
3. De vordering van de aandeelhouders vervalt door een tijdsverloop van vijf jaren na het besluit tot uitkering.

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Artikel 30.

3. Het bepaalde in de leden 4, 5 en 6 van artikel 29 van deze statuten is op de in dit artikel geregelde uitkeringen toepasselijk.

Artikel 31.

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ALGEMENE VERGADERINGEN VAN AANDEELHOUDERS

Artikel 31.

1. Jaarlijks, uiterlijk in de maand juni, wordt de jaarvergadering gehouden.
2. De agenda van die vergadering vermeldt onder meer de volgende punten ter behandeling:
   a. het verslag van de raad van bestuur; omtrent de zaken der vennootschap en het gevoerde bestuur in het afgelopen boekjaar;
   b. de vaststelling van de jaarrekening;
   c. goedkeuring van het door de raad van bestuur gevoerde bestuur en het door de raad van commissarissen uitgeoefende toezicht;
   d. voorstellen door de raad van commissarissen of de raad van bestuur aan de orde gesteld en aangekondigd met inachtneming van de bepalingen van deze statuten.
3. Het verslag bedoeld in lid 2 onderdeel a. wordt schriftelijk uitgebracht, tegelijk met de aanbieding van de jaarrekening aan de algemene vergadering. Het wordt gescheiden gehouden van de toelichting op de balans en de winst- en verliesrekening.
4. Andere algemene vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen zulks noodzakelijk acht, onverminderd het bepaalde in de artikelen 110, 111 en 112 Boek 2 van het Burgerlijk Wetboek.

Artikel 32.

c. vaststelling van het dividend;
d. kwijting van de leden van de raad van bestuur;
e. kwijting van de leden van de raad van commissarissen;
f. *Ongewijzigd oud sub d.*

OPROEPING
AGENDA

Artikel 32.

1. De algemene vergaderingen van aandeelhouders worden door de raad van commissarissen of de raad van bestuur bijeengeroepen.
2. Verzoeken van aandeelhouders en/of certificaathouders, die alleen of gezamenlijk een half procent (½%) van het geplaatste kapitaal vertegenwoordigen, om onderwerpen te plaatsen op de agenda voor de algemene vergadering van aandeelhouders worden gehonoreerd, indien deze ten minste veertig dagen voor de datum van de vergadering bij de raad van bestuur of de voorzitter van de raad van commissarissen worden ingediend, tenzij er naar het oordeel van de raad van commissarissen en de raad van bestuur zwaarwichtige belangen der vennootschap zijn die zich tegen het opnemen in de agenda verzetten.

Artikel 33.

2. Aandeelhouders en/of certificaathouders die alleen of gezamenlijk ten minste een half procent (½%) van het geplaatste kapitaal vertegenwoordigen of van wie de aandelen en/of certificaten volgens de Officiële Prijscourant van Euronext Amsterdam nv, of een daarvoor in de plaats tredende officiële publicatie, alleen of gezamenlijk ten minste een waarde van vijftig miljoen euro (€50.000.000,-) vertegenwoordigen, hebben het recht om aan de raad van bestuur of de raad van commissarissen het verzoek te doen om onderwerpen op de agenda van de algemene vergadering van aandeelhouders te plaatsen.

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	Deze verzoeken zullen door de raad van bestuur en de raad van commissarissen worden overgenomen onder voorwaarde: a. dat er geen zwaarwegende belangen van de vennootschap zijn die zich tegen agendering verzetten; en b. dat het verzoek ten minste veertig dagen voor de datum van de algemene vergadering van aandeelhouders bij de voorzitter van de raad van bestuur of de voorzitter van de raad van commissarissen schriftelijk is ingediend.
3. De oproeping geschiedt niet later dan op de vijftiende dag voor die van de vergadering.	
4. Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt medegedeeld, dat de aandeelhouders en certificaathouders van die onderwerpen kunnen kennisnemen ten kantore van de vennootschap en te Amsterdam ter plaatse bij de oproeping te vermelden, onverminderd het bepaalde bij artikel 39 lid 2. De agenda is kosteloos voor aandeelhouders en certificaathouders verkrijgbaar ter plaatse waar deze ter inzage ligt.	4. Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt medegedeeld, dat de aandeelhouders en certificaathouders van die onderwerpen kunnen kennisnemen ten kantore van de vennootschap en te Amsterdam ter plaatse bij de oproeping te vermelden, onverminderd het bepaalde bij artikel 40 lid 2. De agenda is kosteloos voor aandeelhouders en certificaathouders verkrijgbaar ter plaatse waar deze ter inzage ligt.
5. In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in artikel 36 leden 1, 7 en 8 van deze statuten.	5. In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in artikel 37 leden 1, 7 en 8 van deze statuten.
6. De oproeping tot de algemene vergadering van aandeelhouders geschiedt door middel van advertenties, te plaatsen in tenminste één landelijk dagblad en in de Officiële Prijscourant van Euronext Amsterdam nv Bovendien worden de aandeelhouders per brief opgeroepen aan het adres als opgenomen in het register bedoeld in artikel 13 van deze statuten. Aandeelhouders kunnen zich echter niet op het achterwege blijven van een oproepingsbrief beroepen.	
PLAATS VAN VERGADERING	
Artikel 33.	*Artikel 34.*
De algemene vergaderingen worden gehouden te Amsterdam, Rotterdam, 's-Gravenhage, Utrecht of Haarlemmermeer.	
VOORZITTERSCHAP	
Artikel 34.	*Artikel 35.*
1. De algemene vergaderingen worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de plaatsvervangend voorzitter van die raad; bij afwezigheid ook van laatstgenoemde, door een ander lid van de raad van commissarissen, daartoe door	

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de aanwezige leden van die raad aangewezen. Echter kan de raad van commissarissen steeds iemand buiten zijn midden aanwijzen om de vergadering voor te zitten.

2. Indien ondanks het bepaalde in het voorgaande lid geen voorzitter aanwezig is, voorziet de vergadering zelve in het voorzitterschap, met dien verstande dat zolang die voorziening niet heeft plaatsgehad, het voorzitterschap wordt waargenomen door een lid van de raad van bestuur, daartoe door de aanwezige leden van de raad van bestuur in onderling overleg aangewezen.

VERSLAG

Artikel 35.

1. Van het verhandelde in de algemene vergadering wordt een kort zakelijk verslag opgemaakt door de secretaris. Dit verslag wordt getekend door de voorzitter der vergadering en door de secretaris, en wordt, op schriftelijk verzoek van de personen, die ter vergadering aanwezig waren, aan deze toegezonden.
2. Wanneer van het verhandelde tevens een notarieel procesverbaal wordt opgemaakt, is de mede-ondertekening daarvan door de voorzitter voldoende.

VERGADERINGSRECHTEN. TOEGANG

Artikel 36.

1. Iedere stemgerechtigde aandeelhouder en iedere vruchtgebruiker van aandelen, aan wie het stemrecht toekomt, is bevoegd de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen, mits van het voornemen de vergadering bij te wonen de vennootschap schriftelijk in kennis is gesteld. Deze kennisgeving moet uiterlijk op de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, door de vennootschap zijn ontvangen.
2. De vergaderingsrechten volgens lid 1 van dit artikel kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits naast de voorgeschreven kennisgeving de volmacht uiterlijk op de dag, waarop de kennisgeving moet zijn ontvangen, door de vennootschap is ontvangen, met dien verstande, dat een stemgerechtigde als bedoeld bij lid 1 van dit artikel, niet meer dan één volmacht kan uitoefenen.

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Artikel 36.

VERGADERRECHTEN. TOEGANG

Artikel 37.

2. De vergaderrechten volgens lid 1 van dit artikel kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits naast de voorgeschreven kennisgeving de volmacht uiterlijk op de dag, waarop de kennisgeving moet zijn ontvangen, door de vennootschap is ontvangen, dan wel, indien het betreft aandelen die worden gehouden door Stichting Administratiekantoor Wolters Kluwer, de volmacht uiterlijk bij het tekenen van de presentielijst voor aanvang van de algemene vergadering van aandeelhouders door de vennootschap ontvangen is.

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3. Indien het stemrecht op een aandeel aan de vruchtgebruiker toekomt in plaats van aan de aandeelhouder, is de aandeelhouder bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits van het voornemen de vergadering bij te wonen de vennootschap overeenkomstig lid 1 van dit artikel is in kennis gesteld. Lid 2 van dit artikel is van overeenkomstige toepassing.	
4. Elk aandeel van nominaal twaalf eurocent (€0,12) geeft recht tot het uitbrengen van één stem.	
5. Iedere stemgerechtigde of zijn vertegenwoordiger moet de presentielijst tekenen.	
6. Iedere certificaathouder is bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren.	
7. De raad van bestuur kan bij de oproeping bepalen dat voor de toepassing van de leden 1 en 6 als stem- of vergadergerechtigde gelden zij die op een daarbij te bepalen tijdstip ("registratiedatum") die rechten hebben en als zodanig zijn ingeschreven in een door de raad van bestuur aangewezen register, ongeacht wie ten tijde van de algemene vergadering de rechthebbende is. Bij de oproeping voor de vergadering wordt de dag van registratie vermeld, alsmede de wijze waarop de stem- of vergadergerechtigden hun rechten kunnen uitoefenen.	
8. Maakt de raad van bestuur geen gebruik van de in lid 7 bedoelde bevoegdheid, dan dienen certificaathouders die de algemene vergadering wensen bij te wonen en daarin het woord wensen te voeren, hun certificaatbewijzen, of een verklaring van een erkende bankinstelling waaruit blijkt dat de in die verklaring genoemde certificaatbewijzen door die bankinstelling in bewaring zijn en worden gehouden tot na de vergadering, uiterlijk de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, te deponeren ter plaatse bij de oproeping te vermelden. Het depotbewijs strekt tot bewijs van toegang.	
9. De vergaderingsrechten volgens lid 6 van dit artikel kunnen worden uitgeoefend door een schriftelijk gevolmachtigde, mits onverminderd het vereiste van inbewaargeving, de volmacht uiterlijk op de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, door de vennootschap is ontvangen.	9. De vergaderrechten volgens lid 6 van dit artikel kunnen worden uitgeoefend door een schriftelijk gevolmachtigde, mits onverminderd het vereiste van inbewaargeving, de volmacht uiterlijk op de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, door de vennootschap is ontvangen.

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10. De leden van de raad van commissarissen en de leden van de raad van bestuur hebben als zodanig in de algemene vergadering van aandeelhouders een raadgevende stem.
11. Omtrent toelating van andere dan de hiervoor in dit artikel genoemde personen, beslist de voorzitter.
12. De voorzitter der vergadering kan de spreektijd ter vergadering beperken of zodanige andere maatregelen nemen dat de vergadering een ordelijk verloop heeft. Op voorstel van de voorzitter of van een aandeelhouder kan de vergadering besluiten een spreker het woord te ontnemen.

STEMMINGEN

Artikel 37.

Artikel 38.

1. Voor zover de wet of de statuten geen grotere meerderheid voorschrijven, worden alle besluiten genomen met volstrekte meerderheid van de uitgebrachte stemmen.
2. Indien bij een verkiezing van personen niemand de volstrekte meerderheid heeft verkregen, heeft een tweede vrije stemming plaats. Heeft alsdan weder niemand de volstrekte meerderheid verkregen, dan vinden herstemmingen plaats, totdat hetzij één persoon de volstrekte meerderheid heeft verkregen, hetzij tussen twee personen is gestemd en de stemmen staken. Bij gemelde herstemmingen (waaronder niet begrepen de tweede vrije stemming) wordt telkens gestemd tussen de personen op wie bij de voorafgaande stemming is gestemd, evenwel uitgezonderd de persoon, op wie bij die voorafgaande stemming het geringste aantal stemmen is uitgebracht. Is bij de voorafgaande stemming het geringste aantal stemmen op meer dan één persoon uitgebracht, dan wordt door loting uitgemaakt op wie van die personen bij de nieuwe stemming geen stemmen meer kunnen worden uitgebracht.
   Ingeval bij een stemming tussen twee personen de stemmen staken, beslist het lot wie van beiden is gekozen.
3. Staken de stemmen bij een andere stemming dan een verkiezing van personen, dan is het voorstel verworpen.
4. Alle stemmingen geschieden mondeling, tenzij de voorzitter beslist, dat een schriftelijke stemming zal plaatshebben. Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes.
5. Blanco stemmen en stemmen van onwaarde gelden als niet uitgebracht.
6. Stemming bij acclamatie is mogelijk wanneer niemand

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der aanwezige stemgerechtigden zich daartegen verzet.	
7. Het ter vergadering uitgesproken oordeel van de voorzitter dat door de algemene vergadering een besluit is genomen, is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit, voor zover gestemd werd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van dat oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid der aanwezige stemgerechtigden, of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.	
VERGADERINGEN VAN HOUDERS VAN PREFERENTE AANDELEN	
Artikel 38.	*Artikel 39.*
1. Vergaderingen van houders van preferente aandelen worden zo dikwijls gehouden als de raad van bestuur of de raad van commissarissen zulks nodig oordelen, of houders van ten minste tien procent van het geplaatste preferente aandelenkapitaal zulks aan de raad van bestuur verzoeken, onder opgave van de te behandelen onderwerpen. Indien de raad van bestuur aan zodanig verzoek geen gevolg geeft, in dier voege dat de vergadering binnen vier weken na het verzoek kan worden gehouden, zijn de verzoekers zelf tot de oproeping bevoegd.	
2. De vergaderingen van houders van preferente aandelen worden gehouden ter plaatse als bij artikel 33 van deze statuten genoemd.	2. De vergaderingen van houders van preferente aandelen worden gehouden ter plaatse als bij artikel 34 van deze statuten genoemd.
3. De oproeping tot een vergadering van houders van preferente aandelen geschiedt uiterlijk op de vijftiende dag voor die van de vergadering. De oproeping geschiedt ongeacht of deze uitgaat van de raad van bestuur, de raad van commissarissen of de verzoekers als in lid 1 van dit artikel bedoeld, bij aangetekend schrijven gericht aan de adressen van de preferente aandeelhouders als vermeld in het register bedoeld in artikel 13 van deze statuten.	
4. De bepalingen omtrent de wijze van besluitvorming en de wijze van vergadering van de algemene vergadering zijn van overeenkomstige toepassing.	
STATUTENWIJZIGING EN ONTBINDING	
Artikel 39.	*Artikel 40.*
1. Een besluit tot wijziging van de statuten of tot ontbinding	

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der vennootschap kan slechts worden genomen op voorstel van de raad van bestuur, onder goedkeuring van de raad van commissarissen.

2. Wanneer aan de algemene vergadering een voorstel tot statutenwijziging of tot ontbinding der vennootschap wordt gedaan, moet zulks steeds bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld, en moet, indien het een statutenwijziging betreft, tegelijkertijd een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap alsook te Amsterdam ter plaatse bij de oproeping te bepalen ter inzage worden gelegd en kosteloos verkrijgbaar worden gesteld voor aandeelhouders en certificaathouders, tot de afloop der vergadering.

Artikel 40

1. Ingeval van ontbinding der vennootschap krachtens besluit van de algemene vergadering is de raad van bestuur belast met de vereffening van de zaken der vennootschap en de raad van commissarissen met het toezicht daarop, behoudens het bepaalde in artikel 23 lid 2 Boek 2 van het Burgerlijk Wetboek.
2. Gedurende de vereffening blijven de bepalingen van de statuten voor zoveel mogelijk van kracht.
3. Hetgeen na voldoening van de schulden is overgebleven, wordt uitgekeerd aan de aandeelhouders naar verhouding van ieders aandelenbezit, behoudens dat aan houders van preferente aandelen geen verdere uitkering geschiedt dan het nominaal gestorte bedrag dier aandelen.

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Artikel 41.

1. Ingeval van ontbinding der vennootschap krachtens besluit van de algemene vergadering is de raad van bestuur belast met de vereffening van de zaken der vennootschap en de raad van commissarissen met het toezicht daarop.

4. Op de vereffening zijn voor het overige de bepalingen van Titel 1 Boek 2 van het Burgerlijk Wetboek van toepassing.